As submitted confidentially with the Securities and Exchange Commission on September 21, 2021 as Amendment No. 2 to the draft registration statement.

This Amendment No. 2 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Evotec SE

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Federal Republic of Germany	2836	NOT APPLICABLE
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Evotec (US) Inc.

303B College Road East

Princeton, NJ 08540

Tel: (732) 329-2355

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Sophia Hudson, P.C. Morgan Hill Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Prof. Dr. Christoph H. Seibt Freshfields Bruckhaus Deringer Rechtsanwälte Steuerberater PartG mbB Hohe Bleichen 7 20354 Hamburg Germany +49 40 36 90 60	Nathan Ajiashvili Alison Haggerty Oliver Seiler Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities To Be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Ordinary shares, no par value per share	$	$

(1)

All ordinary shares will be represented by American Depositary Shares, or ADSs, with each ADS representing                ordinary shares. ADSs issuable upon deposit of the ordinary shares registered hereby will be registered pursuant to a separate Registration Statement on Form F-6.

(2)

Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the additional ordinary shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and maybe changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion

Preliminary Prospectus, dated                     , 2021

PROSPECTUS

            American Depositary Shares

Representing                Ordinary Shares

This is the initial public offering of American Depositary Shares, or ADSs, representing            ordinary shares of Evotec SE. We are offering             ADSs, assuming a public offering price of $                per ADS, based on the closing price of our ordinary shares on the Frankfurt Stock Exchange on                , 2021, of €                 and assuming an exchange rate of $                per euro.

Each ADS represents                ordinary shares. Our ordinary shares have no par value.

We have applied to list the ADSs on the Nasdaq Global Select Market under the symbol “EVO.” Our shares are listed on the Frankfurt Stock Exchange under the symbol “EVT” and under the ISIN DE0005664809.

Investing in the ADSs involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus.

We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, will be eligible for reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Evotec SE before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses incurred in this offering. See “Underwriting” for details.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional                ADSs. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $                , and the total proceeds to us, before expenses, will be $                .

Delivery of the ADSs is expected to be made on or about                    , 2021.

Lead Joint Book-Running Managers

BofA Securities	Morgan Stanley

Joint Book-Running Managers

Citigroup	Jefferies	Cowen	RBC Capital Markets

Prospectus dated                    , 2021

We have not, and the underwriters have not, authorized anyone to provide you with information that is different from that contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell ADSs and seeking offers to purchase ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of any ADSs. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

For investors outside the United States: Neither we nor the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ADSs and the distribution of this prospectus outside of the United States.

i

ABOUT THIS PROSPECTUS

The prospectus summary beginning on page 1 below highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our ADSs, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Evotec,” the “Company,” the “group,” “we,” “us” and “our” refer to Evotec SE and our wholly-owned subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION

This prospectus includes the historical financial statements listed below:

•

our unaudited consolidated financial statements as of and for the six months ended June 30, 2021 and 2020, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, applicable to interim financial reporting (IAS 34), as issued by the International Accounting Standards Board, or IASB, which differ in certain significant respects from U.S. generally accepted accounting principles, or U.S. GAAP; and

•

our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019, which have been prepared in accordance with IFRS as issued by the IASB, which differ in certain significant respects from U.S. GAAP.

Our financial information is presented in Euros. For the convenience of the reader, we have translated some of our financial information into U.S. dollars. Unless otherwise indicated, these translations for the financial information as of and for (i) the years ended December 31, 2020 and 2019 were made at the rate of €1.00 to $1.2230, the noon buying rate of the Federal Reserve on December 31, 2020 and (ii) the six months ended June 30, 2021 and June 30, 2020 were made at the rate of €1.00 to $1.1848, the noon buying rate of the Federal Reserve on June 30, 2021. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Euros at the dates indicated. All references in this prospectus to “$” mean U.S. dollars and all references to “€” mean Euros.

We have made rounding adjustments to some of the figures contained in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

Use of Non-IFRS Measures

To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures including Adjusted EBITDA.

We define Adjusted EBITDA as net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results and change in contingent consideration (earn-out).

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information about why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of this measure, as well as a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure prepared in accordance with IFRS.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

The Evotec SE logo, Evotec, Evotec International, Just, the Just logo, J.POD®, Abacus, Aptuit, the Aptuit logo, Evotec INDiGO, Aptuit INDiGO, Cyprotex and other trademarks or service marks of Evotec appearing in this prospectus are the property of the Company. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this prospectus are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

MARKET AND INDUSTRY DATA

This prospectus contains industry, market and competitive position data that are based on industry publications and studies conducted by third parties as well as our own internal estimates and research. These industry publications and third-party studies generally state that the information they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in our forecasts or estimates or those of independent third parties. While we believe our internal research is reliable and the definitions of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source.

v

PROSPECTUS SUMMARY

Overview

We are an industry-leading drug discovery and development partner for the pharmaceutical and biotechnology industry. Our mission is to discover best and first-in-class medicines for a broad range of difficult to treat diseases in collaboration with our partners. To that end, we have built a comprehensive suite of fully integrated, next generation technology platforms which we believe will transform the way new drugs are discovered. By leveraging the advanced capabilities of our integrated platforms, we are able to provide solutions to our partners that enable significant improvements in the quality of new drugs while accelerating the drug discovery process and reducing the high cost of attrition often associated with traditional drug discovery processes.

Traditional drug discovery is a lengthy, costly and complex process that is subject to a high degree of uncertainty and high rates of failure. In addition, identifying novel compounds requires extensive screening and in vitro and in vivo testing, which can be both labor intensive and time-consuming. For every successful medicine that is commercialized, there are 5,000 to 10,000 compounds that fail in drug discovery. Moreover, it takes approximately 12 years of intense research and development and approximately $2 billion for a new medicine to reach patients.

Recent scientific and technological advancements, including the advent of patient specific disease modelling based on induced pluripotent stem cells (“iPSC”), genomics, transcriptomics, proteomics and metabolomics, have significantly shifted the understanding of molecular biology, cell regulation and the pathogenesis of individual diseases. As scientific research advances rapidly towards understanding diseases on a molecular level and the development of personalized therapies, the need has increased for new platforms, tools and methods to better understand, interpret and translate the vast information and data that is being generated.

Over the past 25 years and in response to the challenges of the dynamic industry we serve, we have positioned Evotec at the forefront of this revolution in drug discovery, emphasizing disease, patient and drug relevance at the beginning of the drug discovery process. Based on our industry knowledge, we believe that we are the only company among our identified competitors that offers chemistry, biology, transcriptomics, proteomics and iPSC-based disease modelling with multi-modality expertise across small molecules, biologics, antisense, cell and gene therapy, as well as manufacturing capabilities that span the drug development continuum, from discovery through commercialization. We have developed proprietary artificial intelligence and machine learning (“AI/ML”) capabilities that facilitate industry-leading data generation, data analytics and efficacy prediction. We believe the integration of these platforms, in a holistic way, results in differentiated scientific disease insights, operational efficiencies and technological capabilities allowing us to drive rapid progress and successful outcomes throughout the discovery and pre-clinical development phase where innovation is most critical.

With more than 3,000 scientists, we leverage our technologies and platforms to develop precision medicines across multiple modalities, with the aim of ultimately making the right drug available to the right patient. Our drug candidates can be created at a more affordable cost (at up to half the cost of current benchmarks for discovery through investigational new drug (“IND”) application) than those currently generated by industry players, and at a faster speed (at up to 30% less time than existing benchmarks for discovery through IND application). As an example, together with Bayer, we published a white paper showing that our endometriosis project entailed a total cost to IND of €30 million, which is €45 million lower than the industry benchmark of €75 million and that the first of three clinical candidates under the collaboration was progressed to IND in less than four years, 30% less than industry benchmarks. Our ability to save time during development is important for our partners and ourselves as the potential to reach IND up to 18 months faster than the competition generates real added value in a competitive marketplace for innovative breakthrough medicines. Our work to date has resulted in 11 disclosed pipeline assets in clinical development, and over 100 pipeline assets in the discovery and preclinical phase. Moreover, we have developed a broad multi-disciplinary network of collaborations with over 800 partnerships across the pharmaceutical and biotechnology industry and academia.

We report the results of our work and collaborations through two operating segments:

•

EVT Execute: primarily includes fee-for-service and full-time-equivalent (“FTE”)-rate based arrangements where our customers own the intellectual property. EVT Execute accounted for 79% of our revenues from third parties in the six months ended June 30, 2021 and 79% and 79% for the years ended December 31, 2020 and 2019, respectively.

•

EVT Innovate: includes our internal R&D activities as well as services and partnerships that originate from these R&D activities. In addition to FTE-based revenues, we generate revenues from milestones and royalties on our pipeline assets. EVT Innovate accounted for 21% of our revenues from third parties in the six months ended June 30, 2021 and 21% and 21% for the years ended December 31, 2020 and 2019, respectively.

Revenue generated through each of our collaboration arrangements may contribute to either the EVT Execute or EVT Innovate segment, depending on the nature of the contract with our customer, the ownership of the intellectual property and the stage of the project. We believe our partnership model is unique and allows us to balance and diversify the risks associated with drug discovery.

Our Innovation Hub: “Data-driven R&D Autobahn to Cures”

We refer to our fully integrated discovery and development platform as our “innovation hub.” Our innovation hub comprises the platforms set forth below, the integration of which we believe allows us to drive rapid progress and successful outcomes throughout the discovery and pre-clinical development phase, creating- a “data-driven R&D Autobahn to Cures.”

1.

EVOiR&D is our R&D platform, which we believe differentiates us from competition as one of the organizations able to deliver fully-integrated drug discovery and development to our partners. EVOiR&D possesses capabilities across the early stages of precision medicine discovery, including biomarker selection, human pharmacokinetics (PK) testing, clinical trial planning, safety assessment and manufacturability. EVOiR&D differentiates us from our competition because it combines multimodality expertise, interdisciplinary integration (e.g. chemistry, biology, pharmacology, toxicology, formulation development, API manufacturing, among others) across the various stages of discovery and development and expert coordination of these processes led by highly qualified and experienced scientists.

2.

EVOpanOmics and EVOpanHunter form the foundation of our industrial scale artificial intelligence, machine learning and precision medicine platforms. Our EVOpanOmics platform applies genomics, transcriptomics, proteomics and metabolomics data to profile and select promising new drug candidates based on comprehensive cell biological profiles. EVOpanHunter, our integrated data analytics platform, makes our omics data available in a user friendly manner. Users can freely interact with and combine data in a web-based system where results are available immediately and can be interpreted or used as input for subsequent steps. This rapid feedback is a crucial feature distinguishing EVOpanHunter from other similar tools.

Our artificial intelligence, machine learning and precision medicine platforms are complemented by our proprietary iPSC technology platform, which utilizes patient-derived cell-based assays for disease modelling. iPSC cell assays are crucial to accurately modeling diseases and are increasingly becoming the new gold standard to profile drug candidates in the pre-clinical stage.

3.

EVOaccess is our disruptive and cost-effective approach to discover, develop and commercially manufacture biologic therapeutics. Acquired through our acquisition of Just Biotherapeutics in 2019, our Just—Evotec Biologics platform, EVOaccess, utilizes proprietary artificial intelligence and machine learning capabilities to accelerate the discovery and development of biologic drug candidates and to provide advanced manufacturing process control. Key advantages of EVOaccess include broadening the scope of disease areas for biologic drug candidates driven by significantly higher yields and lower costs, accelerating growth of biosimilars given cost advantages and making orphan diseases more amenable to biologics despite small addressable populations. The ultimate physical representation of this platform is our J.POD® facility. The J.POD® facility is the first of its kind, based on an industry-leading biologics manufacturing technology, with the first facility located in Redmond, Washington which became operational in August 2021. J.POD® has already garnered significant interest from the pharmaceutical industry with partnerships in place with MSD, a Merck & Co. brand, ABL and Ology. In August 2020, the U.S. Department of Defense awarded Just—Evotec Biologics an order for the development of a highly efficient manufacturing process for monoclonal antibodies against COVID-19, followed by a manufacturing agreement in January 2021.

4.

EVOcells is our cell therapy platform based on our proprietary and best-in-class iPSC technology. Our iPSC platform focuses on developing off-the-shelf cell therapies with long-lasting efficacy like immune cells in oncology (e.g. NK, T cells and others), beta cells for diabetes, cardiomyocytes in heart repair, retina cells in ophthalmology as well as iPSC-derived exosomes. Our lead cell therapy candidate is a regenerative therapy for type 1 diabetes that is currently in preclinical development.

5.

EVOgenes is our proprietary gene therapy platform. We have a dedicated gene therapy site located in Austria with a team of experts that covers the full spectrum of services for end-to-end gene therapy development including capsids, regulatory sequences and production cell lines. Our services include the design of state-of-the-art adeno-associated viruses (“AAV”) vectors for a diverse set of therapeutic payloads, the generation of AAV material for research and non-clinical studies, in vitro and in vivo proof of concept studies for target validation including screening drug candidates.

Building Blocks of Data Driven R&D Autobahn to Cures

We generate revenue through three core collaboration routes:

1.	“Fee-for-service”: We provide stand-alone or fully integrated drug discovery and development solutions to our partners. Our solutions range across all modalities and from early target identification to manufacturing of compounds and commercial products. Well-defined work packages are typically provided and compensated at FTE-rates or on a “fee-for-service” basis, and they are distinct in scope and nature. Typical examples of such services include, among others, high-throughput screening campaigns, ADME-tox tests and API manufacturing. The “fee-for-service model” only applies as long as no intellectual property of Evotec is involved or no essential proprietary technology platforms are used. The resulting therapeutics are therefore protected by the partners’ intellectual property rights.

2.

EVOroyalty: We leverage our proprietary technology platforms to develop new drug discovery projects, assets and platforms, both internally and through collaborations. Such projects allow us to create starting points for the development of strategic partnerships through our EVOroyalty collaboration model with leading pharmaceutical and biotechnology companies and academic institutions. These collaborations are typically based on EVOroyalty agreements with partners, which involve a combination of upfront payments, ongoing research payments, and significant financial upside through milestones and royalties. These collaborations enable the sharing of cost and risk as our partners typically absorb the costs of clinical development and commercialization.

3.

EVOequity: We make equity investments in products, technology platforms and companies through which we obtain early access to innovation. We facilitate the acceleration of innovation by providing capital as well as access to our technology platforms, expertise and network. We see significant potential for value creation from EVOequity over the coming years from new partnerships, clinical successes and positive commercial developments of portfolio companies. We expect to realize returns on investments both from successful exits from our portfolio companies and fee-for-service and FTE-rate based revenues with our portfolio companies. As of June 30, 2021, we had 24 investments with 90 active projects in our EVOequity pipeline.

Our Offering by Platform and Core Collaboration Route

We have experienced significant growth in the recent past. From 2019 to 2020, our revenues increased by €54.5 million, or 12.2%, from €446.4 million in 2019 to €500.9 million in 2020. In the six months ended June 30, 2021, our revenues grew by €40.3 million, or 17.5%, from €231.0 million to €271.3 million compared to the six months ended June 30, 2020. Our growth is underpinned by an increase in customers to 829 in 2020 as compared to 769 in 2019. We have maintained a repeat business percentage in excess of 90% in the last two years, which we believe affirms the quality of our services and evidences high customer satisfaction. Over this time period, our revenues have become more diversified, with our top 10 customers contributing 41% of total revenues in each of 2020 and the six months ended June 30, 2021 as compared to 46% in 2019. To facilitate future growth, we intend to expand our investments into proprietary “unpartnered” R&D, which drives the development of our pipeline. Unpartnered R&D expenses have risen from €18.3 million in 2015 to €46.4 million in 2020, with a CAGR of 27%. From 2019 to 2020, our unpartnered R&D expenses increased by €8.9 million, or 23.9%, from €37.5 million to €46.4 million. In the six months ended June 30, 2021, our unpartnered R&D expenses grew by €6.2 million, or 28.7%, from €21.6 million for the six months ended June 30, 2020 to €27.8 million.

Our Competitive Strengths

We believe improved success rates in drug discovery have been made more achievable due to the many recent technological advances and new biological insights. We believe we are well-positioned to capitalize on such opportunities, in large part, due to our proprietary drug discovery and development innovation hub which is fully integrated. We believe our platform is one of the most agile platforms in the industry, and we distinguish ourselves from our competition through our competitive strengths, which include:

•	the extensive breadth and depth of our fully integrated innovation platform;

•	high precision and efficiency rates that exceed industry standards;

•	our patient-centric approach which positions us at the forefront of precision medicine;

•	our ability to maximize the potential of our integrated technology platform through a modality-agnostic set of solutions;

•	our wide array of high-quality partnerships which results in a deep, diversified pipeline; and

•	our commitment to scientific excellence which we place at the heart of everything we do.

Our Growth Strategy

Our growth strategy aims to address the entirety of the R&D continuum by tackling the broadest range of disease areas utilizing a modality-agnostic approach. We believe we have built one of the most efficient, integrated drug discovery, development and manufacturing infrastructures, generating high quality results in a fast and cost-efficient way. In addition, by leveraging the extensive capabilities of our platforms and sharing intellectual property through EVOroyalty and EVOequity, we seek to de-risk our portfolio through the breadth and diversity of pipeline assets. Our goal is to have over 170 pipeline assets by the end of 2025, with our first royalties to be received in 2025.

Our strategies include:

•	establishing Evotec as a best-in-class, integrated precision medicine platform;

•	strengthening our position as a leading service provider to the life sciences sector;

•	expanding the breadth of assets within EVOroyalty;

•	continuing to disrupt the biologics ecosystem through EVOaccess;

•	identifying risk-balanced, high-reward opportunities through EVOequity; and

•	leveraging the synergies between our business models.

Summary of Risks Associated with our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the section of this prospectus titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	Our business is subject to the significant and increasing challenges that face the pharmaceutical and biotechnology industries;

•	Our business depends on our and our partners’ success in innovation and drug development, which is highly uncertain;

•	Drug discovery and innovation is subject to significant risks and increasing challenges;

•	Our operational business faces various performance-related risks;

•	We intend to develop and expand our company, and we may encounter difficulties in managing our development and expansion efforts, which could disrupt our operations;

•	We may not realize a return on our equity investments;

•	Our success depends on our ability to attract and retain senior management and key employees, including highly specialized scientific staff;

•	We and our partners face intense competition in the biotechnology and pharmaceutical industries;

•	The approval and sale of drug products is subject to extensive regulation, and accordingly our ability to generate revenue from our pipeline assets is uncertain;

•	Even if any of our pipeline assets are commercialized, they may not be accepted by physicians, healthcare payors, patients or the medical community in general;

•	Our efforts to obtain, maintain, protect, defend and/or enforce our intellectual property may be inadequate and our business could be adversely affected as a result; and

•	Our activities, and the activities of our customers, are and will continue to be subject to extensive government regulation to ensure patient health.

Corporate Information

We were incorporated on December 8, 1993 as a company with limited liability (Gesellschaft mit beschränkter Haftung) under the laws of Germany under the name EVOTEC BioSystems GmbH, formerly registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hamburg, Germany, under the number HRB 54731. On August 7, 1998, we were converted into a German stock corporation (Aktiengesellschaft) under the laws of Germany under the name EVOTEC BioSystems Aktiengesellschaft, formerly registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hamburg, Germany, under the number HRB 68223. On February 28, 2002, we changed our name to Evotec OAI AG, and on June 8, 2005, we changed our name to Evotec AG. On March 29, 2019, we converted into a European stock corporation (Societas Europaea, or SE) under the laws of Germany and the European Union called Evotec SE, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hamburg, Germany, under the number HRB 156381.

Since November 10, 1999, we have been listed on the regulated market of the Frankfurt Stock Exchange under the trading symbol “EVT” and under the ISIN DE0005664809. Our shares are currently listed under the Segment Prime Standard and in the indices MDAX, TecDAX, Prime All Share, LTecDAX, Technology All Share and CDAX.

Our principal executive offices are located at Essener Bogen 7, Hamburg, Germany. Our telephone number is +49 40 560 81-0. Our website address is http://www.evotec.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus. We have included our website address as an inactive textual reference only.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of certain exemptions from various reporting requirements that are applicable to publicly traded entities that are not emerging growth companies. These exemptions include:

•	the ability to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended;

•

to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation; and

•

an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

As a result, the information contained in this prospectus may be different from the information you receive from other public companies in which you hold shares.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the IASB.

We may take advantage of these provisions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (ii) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (iii) the date on which we have issued more than $1 billion in non-convertible debt securities during the previous three years; (iv) the date on which we are deemed a large accelerated filer under the rules of the SEC, which means the first day of the year following the first year in which, as of the last business day of our most recently completed second fiscal quarter, the market value of our common equity that is held by non-affiliates exceeds $700 million.

Foreign Private Issuer

Upon the completion of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the Supervisory Board and Management Board members are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Foreign private issuers are exempt from certain more robust executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more robust compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

ADSs offered by us	ADSs, each representing ordinary shares

ADSs to be outstanding immediately following this offering	ADSs

Ordinary shares to be outstanding immediately after the offering	ordinary shares

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable for a period of 30 days after the date of this prospectus, to purchase an aggregate of up to an additional ADSs.

American Depositary Shares	The underwriters will deliver our ordinary shares in the form of American Depositary Shares, or ADSs. Each ADS, which may be evidenced by an American Depositary Receipt, or ADR, represents of our ordinary shares, no par value per share.

As an ADS holder, you will not be treated as one of our shareholders and you will not have shareholder rights. The depositary, , will be the holder of the ordinary shares underlying the ADSs. You will have the rights of an ADS holder or beneficial owner (as applicable) as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of the ADSs, see “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (€ million) (or approximately $ million (€ million) if the underwriters exercise in full their option to purchase additional ADSs), assuming that the number of ADSs offered by us, price per ADS, exchange rate and ratio of shares to ADSs, each as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

We currently intend to use the net proceeds from this offering for:

•	expanding our biologics manufacturing capacity in the United States;

•	building additional J.POD® capacity;

•	investing in our technology platforms;

•	accelerating pipeline activities; and

•	expanding our portfolio of equity projects.

We expect to use the remainder of any net proceeds from this offering for general corporate purposes.

See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 14 and the other information contained in this prospectus for a discussion of factors you should consider before deciding to invest in the ADSs.

Listing	We have applied to list the ADSs on the Nasdaq Global Select Market under the symbol “EVO.”

Unless otherwise indicated, the number of our ordinary shares to be outstanding after this offering is based on 164,608,236 ordinary shares outstanding as of June 30, 2021.

The number of ordinary shares to be outstanding after this offering excludes:

•	ordinary shares issuable upon the exercise of Share Performance Awards and Restricted Share Awards outstanding as of June 30, 2021; and

•	ordinary shares available for future issuance under our Share Performance Plan and Restricted Share Plan or any future share option plan.

Unless otherwise indicated, all information contained in this prospectus assumes:

•

an initial public offering price of $                per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the Frankfurt Stock exchange of €                 on                 , 2021, at the exchange rate of $                 per euro, multiplied by the ADS-to-share ratio of                  to 1; and

•	no exercise of the option granted to the underwriters to purchase up to additional ADSs in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth a summary of our historical consolidated financial data as of and for the years ended December 31, 2020 and 2019 which have been derived from our audited consolidated financial statements for the years ended December 31, 2020 and 2019 included elsewhere in this prospectus. The following tables also set forth a summary of our historical consolidated financial data as of and for the six months ended June 30, 2021 and 2020, which have been derived from the unaudited interim consolidated financial statements for the six months ended June 30, 2021 and 2020 included elsewhere in this prospectus. We present our consolidated financial statements in Euros and in accordance with IFRS as issued by the IASB.

The summary consolidated financial data below should be read together with our consolidated financial statements and related notes, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

(in € thousands, except share and per share data)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Revenues from contracts with customers	271,302	230,989	500,924	446,437
Costs of revenue	(215,000)	(177,924)	(375,181)	(313,546)

Gross profit	56,302	53,065	125,743	132,891

Research and development expenses	(35,434)	(29,796)	(63,945)	(58,432)
Selling, general and administrative expenses	(46,383)	(36,532)	(77,238)	(66,546)
Impairment of intangible assets	(683)	—	(3,244)	(10,272)
Impairment of goodwill	—	—	—	(1,647)
Other operating income	36,179	35,099	72,175	76,498
Other operating expenses	(1,666)	(2,919)	(4,968)	(9,898)

Operating income (loss)	8,315	18,917	48,523	62,594

Interest income and expense, net	(3,260)	(3,376)	(7,126)	(5,224)
Measurement gains from investments	116,148	—	1,500	80
Share of the result of associates accounted for using the equity method	(9,818)	(3,644)	(10,434)	(2,210)
Other income from financial assets	11	37	70	32
Other expense from financial assets	—	—	(43)	—
Foreign currency exchange gain (loss), net	3,089	(272)	(6,935)	1,220
Other non-operating income	21	475	683	234
Other non-operating expense	(81)	(313)	(431)	(164)

Income before tax	114,425	11,824	25,807	56,562

Income tax expense	(3,432)	(4,427)	(12,065)	(12,628)
Deferred tax expense	1,724	(138)	(7,490)	(6,706)

Net income	112,717	7,259	6,252	37,228

Income attributable to non-controlling interests	—	—	—	(844)

Income attributable to shareholders of Evotec SE	112,717	7,259	6,252	38,072

Net income per share (basic)	0.69	0.05	0.04	0.25

Net income per share (diluted)	0.69	0.05	0.04	0.25

The following table presents our summary consolidated statement of financial position as of June 30, 2021 (i) on an actual basis and (ii) on an as adjusted basis to give effect to the sale of                ADSs representing                ordinary shares by us in the offering at the assumed initial public offering price of $                per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the Frankfurt Stock Exchange of €                 on                 , 2021, at the exchange rate of $                 per euro, multiplied by the ADS-to-share ratio of                  to 1, and after deducting the estimated underwriting discounts and commissions.

	As of June 30, 2021
(in € thousands, except share and per share data)	Actual	As Adjusted(1)
Consolidated statements of financial position:
Cash, cash equivalents and investments	449,335
Total assets	1,621,116
Total liabilities(2)	768,542
Total shareholders’ equity	852,574
Working capital(3)	2,429

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per ADS, would increase (decrease) each of cash, cash equivalents and investments, total assets and total shareholders’ equity by €                million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of ADSs we are offering. An increase (decrease) of 1,000,000 in the number of ADSs offered by us would increase (decrease) each of cash, cash equivalents and investments, total assets, and total shareholders’ equity by approximately €                million, assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions.

(2)	Includes loans, finance leases, trade accounts payables, provisions, contract liabilities, current and deferred tax, deferred income and other financial and non-financial liabilities.

(3)	We define working capital as current assets without cash on hand, bank balances and investments minus current liabilities excluding loan and lease liabilities.

RISK FACTORS

Risks Related to Our Business and Industry

Our business is subject to the significant and increasing challenges that face the pharmaceutical and biotechnology industries, including in particular the necessity of continual innovation and industry costs.

We are an industry-leading drug discovery and development partner for the pharmaceutical and biotechnology industry. Our mission is to discover best and first-in-class medicines for a broad range of difficult to treat diseases in collaboration with our partners. To that end, we have built a comprehensive suite of fully integrated, next generation technology platforms which we believe will transform the way new drugs are discovered. By leveraging the advanced capabilities of our integrated platforms, we are able to provide solutions to our partners that enable significant improvements in the quality of new drugs while accelerating the drug discovery process and reducing the high cost of attrition often associated with traditional drug discovery processes. The industry in which we operate is highly competitive, with many players pursuing similar scientific approaches. If we do not continually offer our partners innovative and cutting-edge solutions and remain at the forefront of precision medicine, our business may be materially and adversely affected.

Moreover, our business operations are subject to challenges as a result of industry pressures. For instance, we expect the industry to continue experiencing pricing pressures due to the persistent trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs, particularly with regard to prescription drugs, has intensified and our partners are impacted accordingly. As our business is dependent on the continued health and growth of the pharmaceutical and biological industry, should the industry contract due to pricing pressure, our business may be materially and adversely affected.

Our business depends on our and our partners’ success in innovation and drug development, which is highly uncertain.

We seek to serve as a source of innovative drug candidates to potential partners. We are advancing a number of active discovery and early-stage development assets that we intend to license to partners for clinical development and commercialization. Some of our assets are not partnered, and if we cannot find a suitable partner or agree on acceptable terms with a partner, we may not be able to partner, or generate a return on such assets. Furthermore, the amount of our return on our investments in our pipeline assets depends on many factors, such as the degree of innovation and strength of our intellectual property position, as well as on external factors outside of our control.

For example, our ability to generate a return on our investments in our pipeline assets depends, in significant part, on our partners’ research and development priorities. The market environment, demand and competitive landscape for our individual pipeline assets might change significantly over time as certain diseases become more or less prevalent or other treatment options are demonstrated to be more safe and effective or become more readily available, thereby reducing the market opportunities for our pipeline assets in development. As a result, the commercial objectives of our partners with respect to individual assets and the financial proceeds we may receive from partnering individual assets is highly uncertain, subject to factors outside of our control and could deviate significantly from our projections.

Whether we receive milestone and royalty payments is further subject to our partners’ success with clinical trial testing. Clinical testing is expensive, complex and can take many years to complete. Its outcome is inherently uncertain, and we do not drive the development process when our partners enter the clinical trial phase. Our partners may not be able to initiate, may experience delays in, or may have to discontinue clinical trials for a variety of reasons. Our partners also may experience unforeseen events during, or as a result of, any clinical trials that they conduct that could delay or prevent successful development. Such events may include, among others, failure by the FDA and other regulators or review boards to authorize our partners’ clinical trials or a decision by such parties that requires our partners to suspend or terminate clinical trials, failure to reach favorable terms with prospective trial sites and prospective contract research organizations (“CROs”), and failure to demonstrate safety and efficacy in clinical trials. Our partners may need to conduct additional non-clinical studies or clinical trials or may decide to abandon product development programs altogether.

In addition to the above, our pipeline assets that our partners develop may be associated with other serious adverse events, undesirable side effects or unexpected characteristics. Moreover, if our partners elect, or are required, to delay, suspend or terminate a clinical trial of one of our pipeline assets, the commercial prospects of such pipeline asset may be harmed and our ability to earn milestone and royalty payments may be delayed or eliminated. Any of these occurrences may harm our business, financial condition, result of operations and prospects significantly.

Drug discovery and innovation is subject to significant risks and increasing challenges.

Drug discovery and innovation carries inherent risk and there is no assurance that our strategic partners will successfully develop and commercialize potential drug products. We will only realize significant returns on our pipeline assets if research and development efforts lead to milestone and royalty payments from successful clinical development and commercialization, which may not occur at all or may occur at a level that provides no attractive return on investment.

Drug discovery and development is expensive, time-consuming and subject to high failure rates. At each stage, there is a risk that trials are delayed or need to be terminated due to negative results. Typically, the earlier the stage of a program, the higher the rate of failure. However, the cost of failure tends to increase in the later stages of development. Even if we identify promising compounds for valuable targets, any resulting R&D project could experience delays or even fail, resulting in the loss of our investment and potential milestone and royalty payments, as well as potential reputational damage, loss of future customers or partnership opportunities.

We are required to make important decisions about how to optimize our allocation of resources and there is a risk we will make wrong decisions. For instance, we invest in internal research and development opportunities with the goal of bringing proprietary assets to value inflection points for partnering. Through EVOequity, we may allocate our investments, whether comprising financial resources or scientific expertise, to the development of ultimately unsuccessful projects, or to sub-optimal investments. If we do not make optimal allocation decisions, our results of operations could be materially adversely affected.

We face various performance-related risks.

We face various performance-related risks in our operating business. For example, fluctuating demand and capacity utilization as well as resource allocation among multiple sites can significantly affect our profitability. In addition, we must continually monitor, manage and calibrate these factors. Such constant assessment and adjustment has become increasingly complex as we have acquired additional research sites and extended our offerings.

In addition, we depend on certain individual large customers. Our three largest customers accounted for 30%, 30% and 24% of our total revenues in 2018, 2019 and 2020, respectively. The loss of any of these customers would have a material adverse impact on our results of operations. Furthermore, certain of our service contracts involve scientific or technical delivery risks, which can be mitigated only in part by high-quality project work. Our past success has been built, in part, on customer recognition of the quality of our work and the strength of our brand. It is therefore imperative that we maintain our strong reputation and avoid any negative impact on our brand, which could lead to a loss of customers and a reduced ability to employ the most highly skilled employees. If we do not manage these performance-related risks, our results of operations and financial position could be adversely affected.

We cannot assure investors that we will deliver sufficient return on investment for our partners and customers in respect of results, innovation, speed and costs of research and development. If we fail to retain market acceptance our financial position and results of operations may be adversely affected.

We intend to develop and expand our company, and we may encounter difficulties in managing our development and expansion efforts, which could disrupt our operations.

Currently, we have more than 3,900 employees and, in connection with the growth and advancement of our pipeline, we expect to increase the number of employees and the scope of our operations. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational, legal, compliance and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities.

We are actively developing pipeline assets in many therapeutic areas and across a wide range of diseases. We also routinely pursue new service offerings, such as our recent expansion into CRO services including, but not limited to, protocol preparation and review and regulatory preparation and submission. Successfully developing candidates for, and fully understanding the regulatory and manufacturing pathways to, all of these therapeutic areas and diseases requires a significant depth of talent and experience, resources and corporate processes in order to allow simultaneous execution across multiple areas. In case of limited resources, we may not be able to effectively manage this simultaneous execution and the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, legal or regulatory compliance failures, loss of business opportunities, loss of employees and reduced productivity among remaining employees. For example, by expansion into CRO services, we may become liable for acts or omissions made in connection with developing clinical protocols. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively will depend in part on our ability to effectively manage the future development and expansion of our company.

We may not generate a positive return on our equity investments.

Through EVOequity we have contributed to equity investments through funding and other resources to develop and potentially commercialize assets. We may continue to make similar equity investments in the future. The companies we invest in are either third-party entities or spin-outs, where we act as an operational venture capital provider. Accordingly, we have little control over development, regulatory and commercialization efforts by such companies. As a result, we are exposed both to the risks inherent in drug discovery and development and the execution capabilities of the management teams of our equity investees. We expect to enter into additional equity investments in the future, and our equity investment strategy may pose a number of risks. Such risks include, among others, that the companies we invest in may not perform or prioritize their obligations as expected, including with respect to protection of intellectual property rights, declining to pursue the development and commercialization of any product candidates even if those candidates achieve regulatory approval, opting not to continue or renew development or commercialization of programs based on clinical trial results, changes in focus or available funding, or other external factors. If our equity investments are not successful and do not result in the development and commercialization of new products, our financial position would be adversely affected.

Our success depends on our ability to attract and retain senior management and key employees, including highly specialized scientific staff.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industry depends upon our ability to identify, attract, develop, motivate, adequately compensate and retain highly qualified managerial and scientific personnel. We are highly dependent upon members of our management and qualified scientific personnel to perform research and development work and therefore are exposed to the risk that losing employees may mean the loss of critical knowledge. We may not be able to retain these employees in particular due to the competitive environment in the biotechnology industry. The loss of any of our employees’ services may adversely impact the achievement of our strategic objectives. We currently do not have “key person” insurance on any of our employees.

We also may encounter problems hiring and retaining the experienced scientific, quality-control and manufacturing personnel needed to operate our manufacturing processes and operations, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements. While we will train and qualify all personnel around the appropriate handling of materials, we may not be able to control for or ultimately detect intentional sabotage or negligence by any employee or contractor.

Additionally, from time to time, our employees may be affected by industrial actions or labor disputes, particularly in Europe. To the extent our employees engage in such activities, our operations may be adversely affected.

We and our partners face intense competition in the biotechnology and pharmaceutical industries.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We face the risk that new market entrants and existing competition may try to replicate our business model or introduce a more innovative offering that renders our services less competitive or obsolete. In addition, our drug discovery and development efforts may target diseases and conditions for which there are existing therapies or therapies that are being developed by our competitors, some of which may have greater resources, larger research and development staffs and facilities, more experience in completing target identification, pre-clinical testing, and formulation, as well as greater manufacturing capabilities than we do. Further, any drug products resulting from our research and development efforts might not be able to compete successfully with others’ existing and future products.

The approval and sale of drug products is subject to extensive regulation and accordingly our ability to generate revenue from our assets is uncertain.

Research and development activities, as well as the approval and marketing of a pharmaceutical product, are subject to extensive regulation by the U.S. Food and Drug Administration (the “FDA”) and similar regulatory authorities in other regions. The approval of the relevant authorities is required before a product can be tested in humans and later sold within a given market. The regulatory approval process is intensive, costly for our partners and time-consuming, and the timing of receipt of regulatory approval is difficult to predict. Therefore, even if the clinical development of assets by our partners is successful, regulatory approval may not be received, may be restricted to certain geographical regions or indications or might later be withdrawn or significantly delayed. Any such failure to receive regulatory approval could adversely affect our ability to realize milestone and royalty revenue.

Even if any of our pipeline assets are commercialized, they may not be accepted by physicians, healthcare payors, patients or the medical community in general.

Even if our partners obtain regulatory approval for one of our pipeline assets, the asset may not gain market acceptance or prevalent usage among physicians, healthcare payors, patients and the medical community, which is critical to commercial success. Market acceptance of any of our pipeline assets depends on a number of factors, including:

•	the safety and efficacy as demonstrated in clinical trials;

•	the timing of market introduction of the pipeline asset as well as the products of competitors;

•	the clinical indications for which the pipeline asset is approved and physician and medical community awareness of and familiarity with such indications;

•	the potential and perceived advantages of such pipeline assets over alternative treatments;

•	the cost of treatment in relation to alternative treatments, including any similar generic treatments;

•	the pricing and the availability of coverage and adequate reimbursement by third-party payors;

•	the prevalence and severity of any adverse side effects; and

•	the effectiveness of sales and marketing efforts.

If any of our pipeline assets are commercialized, we may not receive the expected revenue as a result of these factors leading to poor market acceptance.

COVID-19, has affected, and any similar pandemic, epidemic or outbreak of an infectious disease may materially and adversely affect, our business, financial condition, results of operations, cash flows and prospects.

The COVID-19 pandemic is continually evolving and to date has led to the implementation of various containment measures, including government imposed shelter-in-place orders, quarantines, national or regional lockdowns, travel restrictions and other public health safety measures, as well as reported adverse impacts on healthcare resources, facilities and providers across the world. In response to the spread of COVID-19, and in accordance with direction from government authorities, we have, for example, limited the number of such personnel that can be present at our facilities at any one time, mandated the usage of face masks in all Evotec facilities, implemented weekly COVID-19 task force consultations, limited the maximum numbers of people allowed in rooms at one time and requested that many of our personnel work remotely. In the event that government authorities were to further modify current restrictions, our employees conducting research and development or manufacturing activities may not be able to access our laboratory or manufacturing facilities and our core activities may be significantly limited or curtailed, possibly for an extended period of time.

As a result of the COVID-19 pandemic, we have experienced and may in the future (with COVID-19 or other similar pandemics and outbreaks) experience severe disruptions, including:

•

interruption of or delays in receiving products and supplies, such as pipettes and pipette tips, from the third parties we rely on to, among other things, provide our service offerings to our customers or manufacture for our customers, which may impair our ability to operate our business;

•	limitations on our business operations by local, state or federal governments that affect our ability to operate our business;

•	delays in customers’ orders and negotiations with customers and potential customers;

•	delays in clinical trials conducted by our partners, leading to a decrease in revenue in our EVT Innovate segment due to a corresponding delay in milestone achievements;

•

business disruptions caused by workplace, laboratory and office closures and an increased reliance on employees working from home, travel limitations, cyber security and data accessibility limits, or communication or mass transit disruptions; and

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limitations on employee resources that would otherwise be focused on the conduct of our activities, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

Any of these factors could severely affect our operations. These and other factors arising from the COVID-19 pandemic could worsen in countries that are already experiencing significant levels of COVID-19 infections, could continue to spread to additional countries or could return to countries where the pandemic has been partially or previously contained and could further adversely impact our ability to conduct our business generally and have a material adverse impact on our business, financial condition, results of operations, cash flows and prospects.

We cannot predict the scope and severity of any potential business shutdowns or disruptions as a result of the COVID-19 pandemic. The extent to which the pandemic may negatively impact our consolidated operations and results of operations or those of our third-party manufacturers, suppliers, partners or customers will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Such developments include the ultimate geographic spread of the disease, the duration of the pandemic, new variants of the virus that may emerge, the effectiveness, availability and rollout of vaccines, the extent of travel restrictions, additional or modified government actions, new information that may emerge concerning the severity and impact of COVID-19 and actions to contain the pandemic or treat its impact, such as social distancing, quarantines, national or regional lockdowns or business closures. Despite increasing availability of vaccinations in many jurisdictions, it is still possible that a resurgence in communal activity will result in increased cases of COVID-19, which could result in further lockdowns, closures, and interruptions to our operations.

In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of exacerbating the impact of the other risks and uncertainties described in this “Risk Factors” section.

The United Kingdom’s withdrawal from the European Union could lead to disruptions to our UK-based operations and the free movement of our personnel which could adversely impact the market price of our ADSs and make it more difficult for us to do business.

The United Kingdom formally exited the European Union (commonly referred to as “Brexit”) on January 31, 2020. In connection with Brexit, the United Kingdom entered into the EU–UK Trade and Cooperation Agreement 2020 on December 30, 2020 and ended its transition period on December 31, 2020. The long-term effects of Brexit will depend on the current and future agreements and arrangements the United Kingdom negotiates with the European Union, including whether and to what extent it will retain access to the European Union markets. For example, following the transition period for introducing EU-UK border controls, which is expected to end in July 2021, we may experience higher administrative costs due to the complexities that may be introduced to our business as a result of Brexit. In addition, we may experience supply chain disruptions as a result of significant delays in the customs clearance and delivery and transit of goods needed to process customer orders. These delays could result in the loss of sales or even the termination of some of our contracts. Uncertainty surrounding customs clearance for goods being shipped into and from the United Kingdom may also impact our distribution and logistics related to our regular shipping of test compounds from our UK sites to our other European sites and to our international customers. We may also experience elevated costs for import and export services. Additionally, we could experience disruptions related to the free movement of persons between the United Kingdom and the EU member states which could affect our employees’ mobility resulting in increased personnel vacancies or the inability to hire and retain qualified employees.

There will be a period of considerable uncertainty particularly in relation to United Kingdom financial and banking markets as well as in relation to the regulatory process in Europe. As a result of this uncertainty, financial markets could experience volatility which could adversely affect the market price of our ADSs. We, along with our partners, may also face new regulatory costs or requirements and challenges that could have a material adverse effect on our operations, including the potential for a delay in our research and development processes and approvals in Europe. Depending on the terms of any future agreements and arrangements negotiated with the European Union, the United Kingdom could lose the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers that could make our doing business worldwide more difficult. In addition, currency exchange rates translated in pound sterling and euro, with respect to each other, and the U.S. dollar have already been adversely affected by Brexit. Any continued foreign exchange fluctuations could cause similar fluctuations in our financial results.

Brexit and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom and could result in the application of new data privacy and protection laws and standards to our operations in the United Kingdom and our handling of personal data of users located in the United Kingdom. The UK General Data Protection Regulation “GDPR”), effective as of January 1, 2021, and the UK Data Protection Act of 2018 (as amended on January 1, 2021) which supplements the UK GDPR, now apply to our processing of personal data in the United Kingdom and elsewhere, if the processing is of UK residents and certain other conditions are met. The European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from EU member states to the United Kingdom without additional safeguards. However, the United Kingdom adequacy decision will automatically expire in June 2025 unless the European Commission renews or extends that decision. In addition, while the United Kingdom data protection regime currently permits data transfers from the United Kingdom to the EU and other third countries covered by a European Commission adequacy decision, and currently includes a framework to permit the continued use of EU standard contractual clauses and binding corporate rules for personal data transfers from the United Kingdom to third countries, this is subject to change in the future, and any such changes could impact our ability to transfer personal data from the United Kingdom to the EU and other third countries. Additionally, Brexit and the subsequent implementation of the UK GDPR will expose us to two parallel data protection regimes, each of which potentially authorizes similar significant fines and other potentially divergent enforcement actions for certain violations.

We are subject to certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Any violation of such laws and regulations may subject us to criminal liability and other serious consequences.

In connection with our worldwide business operations, we must comply with a broad range of legal and regulatory requirements relating to export controls, economic sanctions, anti-bribery and corruption laws, and anti-money laundering laws.

We are subject to export controls and import laws and regulations in the countries in which we conduct business. We are required to comply with export control restrictions imposed by multiple authorities, including the United Nations, U.S. Export Administration Regulations, U.S. Customs regulations, Council Regulation (EC) 428/2009 (as amended), and German export control laws.

Our entities and personnel are also subject to various economic and trade sanctions regulations, such as economic sanctions administered by the United States (including the U.S. Treasury Department’s Office of Foreign Assets Controls), the European Union, the U.K., Germany, the United Nations or any governmental institutions/agencies of any of the foregoing. These economic sanctions restrict our ability to engage in business dealings with certain countries and persons. Failure to comply with such restrictions could lead to punitive consequences, including reputational damage, which could adversely affect our business and financial condition. In addition, the EU’s, the U.S.’s, and other applicable sanctions and embargo laws and regulations vary in their application: they do not all apply to the same covered persons or prescribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

Our entities and personnel are also subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities, including the UK Bribery Act 2010 and the anti-corruption laws of Germany. Anti-corruption laws are interpreted broadly and generally encompass active as well as passive bribery. These laws prohibit companies and their employees (including directors), agents, contractors, and other business partners and intermediaries from directly or indirectly receiving or accepting, or directly or indirectly authorizing, promising, offering, or providing, improper payments or anything else of value, in each case in the public or private sector on a national or international level. We may engage third parties to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. Our business relations with health care professionals may be subject to particular legal risks under applicable anti-bribery and corruption laws. We can be held liable for the corrupt or other illegal activities of our employees (including directors), agents, contractors, and other business partners and intermediaries, even if we do not explicitly approve of, authorize or have actual knowledge of such activities.

U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We maintain and continuously improve and develop internal controls, policies, procedures and training to ensure compliance by us and our directors, officers, employees, representatives, consultants, and agents with the FCPA, UK Bribery Act and other applicable anti-corruption laws and make efforts to ensure their effectiveness. However, we can make no assurance that our controls, policies and procedures, even if enhanced, have been or will be followed at all times or effectively detect and prevent all violations of the applicable laws and every instance of fraud, bribery and corruption. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA, U.K. Bribery Act, or other applicable laws and regulations. Any violations of the laws and regulations described above may result in substantial civil, administrative and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Our future success depends in part on our and our partners’ ability to penetrate global markets, where we would be subject to additional regulatory burdens and other risks and uncertainties associated with international operations.

Our future success depends in part on our ability to operate internationally, which could subject us to risks and uncertainties, including:

•	the burden of complying with complex and changing regulatory, tax, accounting, labor and other legal requirements in each jurisdiction that we or our partners pursue;

•	reduced protection for intellectual property rights;

•	differing medical practices and customs affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	governmental controls, trade restrictions or changes in tariffs;

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	language barriers;

•	foreign currency exchange rate fluctuations;

•	reimbursement, pricing and insurance regimes; and

•	the interpretation of contractual provisions governed by local laws in the event of a contract dispute.

Failure to successfully navigate these risks and uncertainties may limit or prevent market penetration for any products that we or our partners may develop, thereby limiting their commercial potential and our revenues.

We intend to undertake future strategic acquisitions, which may pose a variety of risks that could negatively affect our operating results.

From time to time, we acquire companies, businesses and assets and make investments that complement or augment our existing business, such as our acquisition of Just-Biotherapeutics Inc. in 2019. We intend to undertake additional strategic acquisitions, however we may not realize the intended advantages of such acquisitions and investments, in particular if we are unsuccessful in ascertaining or evaluating target businesses. For instance, our assumptions may prove to be incorrect, which could cause us to fail to realize the anticipated benefits of these transactions. If we fail to realize the expected benefits from acquisitions or investments, whether as a result of unidentified risks or liabilities, integration difficulties, regulatory setbacks, litigation with current or former employees or other events, our business, results of operations and financial condition could be adversely affected (e.g. impairments on goodwill or intangible assets). Moreover, we may not be able to locate suitable acquisition or partnership opportunities.

Following an acquisition, we may not be able to successfully integrate the acquired business or operate the acquired business profitably. Integrating newly acquired businesses can be expensive and time-consuming. In addition, integration efforts often take a significant amount of time, place a significant strain on managerial, operational and financial resources, result in loss of key personnel and can prove to be more difficult or expensive than predicted. The diversion of our management’s attention and any delay or difficulties encountered in connection with any future acquisitions could result in the disruption of our on-going business or inconsistencies in standards and controls that could negatively affect our operations, including our ability to maintain third-party relationships. If we encounter difficulties integrating newly acquired assets or operations with our platform, our business and results of operations as a group may be adversely impacted. Moreover, if we invest in new modalities and technologies, we may not be successful in integrating them into our platform offerings or generating customer or partner demand for them, which could result in failure to generate a return on our investment.

The manufacture of drug products is complex. If we encounter any difficulties in production, the supply of products for clinical trials could be delayed or stopped.

At our various sites throughout Europe, the United Kingdom and the United States, we manufacture drug products for clinical use and may encounter various difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process. These problems may include delays or breakdowns in logistics and shipping, difficulties with production costs and yields, difficulties obtaining necessary raw materials on favorable terms or at all, quality control, product testing, operator error, lack of availability of qualified personnel, as well as failure to comply with strictly enforced regulations. We may also experience complications or delays in the construction of our J.POD® facilities, as well as unforeseen manufacturing issues with the J.POD® facilities once operational.

We have limited redundancy among our manufacturing facilities, and if any of our manufacturing facilities experience difficulties, including but not limited to manufacturing, product release, shelf life, testing, storage and supply chain management or shipping, any production may be delayed or suspended until we can resume operations. In order to resolve such difficulties, we may also be required to incur significant expenditures. If we were to encounter any of these difficulties, our ability to satisfy our partners’ requirements could be jeopardized.

Furthermore, if microbial, viral or other contaminations are discovered in our laboratories or manufacturing facilities, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any of these or other issues relating to our manufacturing operations will not occur in the future. Any delay or interruption in the supply of products for clinical trials could delay the completion of clinical trials and, depending upon the period of delay, require our partners to begin new clinical trials or terminate clinical trials completely, where Evotec may be liable for such additional expenses depending on the relevant services agreement.

Our manufacturing facilities also require certification and validation activities to demonstrate that they operate as designed. In addition, our manufacturing facilities are subject to regulatory inspections by the FDA, the national competent authorities in EU member states (including AIFA in Italy), the Medicines and Healthcare products Regulatory Agency (“MHRA”) in the UK, and other comparable regulatory authorities. If we are unable to reliably manufacture products in accordance with the legal and regulatory requirements of the relevant regulatory authorities, we may not obtain or maintain the necessary approvals. Further, our facilities may fail to pass regulatory inspections, which would cause significant delays and additional costs required to remediate any deficiencies identified by the regulatory authorities. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay regulatory approval, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects.

Any failure, unauthorized access, security breaches, loss of data and other disruptions to our information technology systems could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability.

We collect and maintain information in digital form that is necessary to conduct our business, particularly for purposes of our EVOpanOmics, EVOpanHunter, J.DESIGN and our iPSC-based drug discovery platforms, and we are highly dependent on our information technology systems. In the ordinary course of our business, we collect, store, and transmit large amounts of confidential information, including intellectual property, proprietary business information, human samples, personal information, and data to comply with current Good Manufacturing Practice (“GMP”), similar foreign requirements and data integrity requirements. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to confidential information. Despite the implementation of security measures and safeguards, our information technology systems and data and those of our current or future contractors and consultants are vulnerable to compromise or damage.

Our internal computer systems and those of our current and any future partners, vendors, and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, cybersecurity threats, war, and telecommunication and electrical failures. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that remain undetected for an extended period of time. If any such material system failure, accident or security breach were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. Any such breach, loss or compromise of clinical trial participant personal data, including in connection with EVOpanHunter, may also subject us to civil fines and penalties, including under the GDPR, the law of the relevant country in the EEA (“EEA Member State”), the UK GDPR and applicable state and federal data privacy laws in the United States. To the extent that any disruption or security breach were to result in a loss of, or damage to, data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur internal costs or liability, our competitive position could be harmed and the further development and commercialization of our partners’ product candidates could be delayed.

Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach or other loss of information could result in legal claims or proceedings, and liability under federal, state or foreign laws that protect the privacy of personal information, as well as regulatory penalties. In the United States and elsewhere, notice of certain breaches must be made to affected individuals and governmental agencies, including U.S. state Attorneys General. Similarly, breach reporting obligations vis-à-vis affected individuals and data protection authorities exist under the GDPR and UK GDPR. Such a notice could harm our reputation and our ability to compete in our industry. Further, U.S. state Attorneys General are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents; affected individuals in the EEA or UK may bring similar claims in civil actions.

Unauthorized access, loss or dissemination could also damage our reputation or disrupt our operations, including our ability to conduct our analyses, deliver test results, process claims and appeals, provide customer assistance, conduct research and development activities, collect, process and prepare company financial information, provide information about our tests and other patient and physician education and outreach efforts through our website, and manage the administrative aspects of our business.

Though we have put systems and procedures in place to minimize the likelihood of security breaches, accidents or system failures occurring; we cannot guarantee that third parties will not be able to gain unauthorized access to or otherwise breach our systems in the future. Any such unauthorized access or breach could adversely affect our business, results of operations and financial condition.

Risks Related to our Financial Condition and Capital Requirements

Our operating results may fluctuate significantly from one financial period to the next, which makes our future operating results difficult to predict. If our operating results fall below expectations, the price of the ADSs could decline.

Our financial condition and operating results have varied in the past and will continue to fluctuate from one financial period to the next due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include changes in revenue and expenditures, external events and the business environment, and include, but are not limited to:

•	the progress of preclinical development, laboratory testing and clinical trials of our pipeline assets;

•	our ability to develop competitive technologies, services and products;

•	our ability to manage our organic and inorganic growth;

•	changes in market conditions in the pharmaceutical and biotechnological sector;

•	risks associated with the international aspects of our business;

•	changes in regulations of the FDA, European and foreign regulators or other international regulatory actions;

•	a decline in the value of the Euro could reduce the value of your investment in Evotec’s ADSs;

•	our ability to obtain additional capital that may be necessary to expand our business;

•	our partners’ ability to obtain additional capital that may be necessary to develop and commercialize projects;

•	our ability to receive and the frequency of milestone and royalty payments, which may fluctuate over time and may be delayed;

•	the frequency and success of mergers and acquisitions;

•	decline of the long-term values of Evotec’s assets, which could lead to fair value adjustments or impairment charges that could reduce Evotec’s earnings;

•	increased net loss participations in our associates (accounted for using the equity method) as well as fair value adjustments that could reduce our earnings; and

•	our ability to claim our tax loss carryforwards or research and development tax credits.

Due to the various factors mentioned above, and others, the profits we generate may fluctuate significantly from one reporting period to the next, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.

In any particular period, our operating results could be different from the expectations of securities analysts or investors, which could cause the price of the ADSs to decline. While we intend to periodically report on the status of our collaborative pipeline assets, we may not always be able to provide forward-looking guidance on the timing of those next steps. In addition, we do not control the timing of disclosures of any achievements related to any of our programs that are managed by our partners. Any disclosure that may be perceived as negative, whether or not such data is related to other data that we or others release, may have a material adverse impact on the price of the ADSs.

We expect to continue to incur significant expenses for the foreseeable future in connection with our business activities.

For the six months ended June 30, 2021 and 2020, we generated gross profits of €56.3 million and €53.1 million, respectively.

Since our inception in 1993, we have devoted most of our financial resources to research and development, including preclinical development activities and the development of our platforms and we expect to continue to incur significant expenses and costs of revenue for the foreseeable future.

We anticipate that our expenses will increase substantially if:

•	we continue to invest to identify novel technologies and increase the number and type of offerings;

•	we continue to add internal manufacturing capacity or capability;

•	we continue to be subject to significant environmental, health and safety regulations, compliance with which is costly;

•	we add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations and overall growth of the company;

•	we attract and retain skilled personnel;

•	we expand the business through construction of new facilities requiring additional time and capital expenditures;

•	interest rates on our borrowings increase;

•	we maintain, protect, defend, enforce and expand our intellectual property portfolio; and

•	we become subject to increased taxes, interest, or penalties due to any adverse resolutions (e.g. changes in laws or regulations) or any tax audits or challenges by tax authorities.

Any such increase in expenses could have a material adverse effect on our financial condition and results of operations.

We will require substantial additional financing to achieve our goals, and a failure to obtain this capital on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our development programs, commercialization efforts or other operations.

As of June 30, 2021, we had €449.3 million in cash, cash equivalents and investments. We estimate that the net proceeds from this offering will be approximately $                million, after deducting the estimated underwriting discounts and commissions. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, sales of assets, marketing and distribution arrangements, other partnerships and licensing arrangements, or a combination of these approaches. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing development and corporate activities.

To the extent that we raise additional capital through the sale of ADSs, ordinary shares or securities convertible or exchangeable into ordinary shares, your ownership interest will be diluted.

Our ability to take advantage of R&D tax credits and tax loss carryforwards may be limited.

The amount of and our ability to claim tax loss carryforwards and research and development credits may be subject to limitations and uncertainty.

R&D tax credits derived in various countries, where we run parts of our operations, form a substantial part of our other operating income and contribute positively to our financial performance. Overall, it depends on the political framework in the respective countries whether, how and to what extent we are allowed to claim R&D tax credits. Historically, the R&D tax credit policies in the countries where we operate were generally very stable and were even expanding in the recent years. However, in Italy, the legal requirements changed in 2020, leading to a significant reduction in other operating income. In case of a national or international economic crisis (e.g. due to the COVID-19 pandemic), changes in regional economic policies or other circumstances beyond our control, there is a higher risk that tax relief will be reduced or eliminated in the short-term and permanently due to legislative changes. A full or partial expiration of these programs or change in the eligibility criteria could negatively impact our financial performance. We monitor the political and legislative landscape on a regular basis in this regard.

In Germany, we have unused tax loss carryforwards for corporate taxes, though we have not recognized deferred tax assets related to such loss carryforwards for IFRS reporting purposes. In general, net operating loss, or NOL, carryforwards in Germany do not expire. They are, however, subject to review and possible adjustment by the German tax authorities. Furthermore, under current German tax laws, certain substantial changes in the Company’s ownership (in particular a transfer of more than 50% of the shares or voting rights to a single acquirer, including parties related to the acquirer, within a five-year period) and our business may further limit the amount of NOL carryforwards that can be used annually to offset future taxable income. In addition, we currently have net operating loss carryforwards for U.S. federal income tax purposes, some of which may expire unused.

In addition, our ability to use certain U.S. net operating losses to offset future U.S. taxable income may become further limited as a result of an “ownership change” (as a result of the offering contemplated hereby or otherwise), and these net operating losses could expire or otherwise be unavailable. As of December 31, 2020, the Company had $128 million of net operating losses for U.S. federal income tax purposes. Under the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), transfers or issuances of our equity may impair or reduce the ability of the Company to utilize U.S. federal net operating loss carryforwards and certain other tax attributes in the future. Section 382 of the Code contains rules that limit the ability of a company that undergoes an “ownership change” to utilize its net operating loss and tax credit carry forwards and certain built-in losses recognized in years after the ownership change. An “ownership change” is generally defined as an increase in ownership of a corporation’s stock by more than 50 percentage points over a rolling three-year period by stockholders that own (directly, indirectly or constructively) 5% or more of the stock of a corporation at any time during the relevant rolling three-year period. If an ownership change occurs, Section 382 imposes an annual limitation on the use of pre-ownership change net operating losses, credits and certain other tax attributes to offset taxable income earned after the ownership change. The annual limitation is generally equal to the product of the applicable long-term tax exempt rate in effect for the month in which the ownership change occurs and the value of the company’s stock immediately before the ownership change (subject to some adjustments). For example, this annual limitation may be adjusted to reflect any unused annual limitation for prior years and certain recognized (or treated as recognized) built-in gains and losses for the year. In addition, Section 383 generally limits the amount of tax liability in any post-ownership change year that can be reduced by pre-ownership change tax credit carryforwards or capital loss carryforwards. Some of our net operating losses are subject to existing limitations. Following the offering contemplated hereby, our existing net operating losses may be subject to further limitations and we may not be able to fully use these net operating losses to offset future taxable income. No assurance can be given that prior transactions have not resulted in an ownership change for purposes of Section 382 of the Code or that future transactions will not result in an additional ownership change. Even if the offering contemplated hereby or a subsequent transaction does not result in an ownership change, it may materially increase the likelihood that we will undergo an ownership change in the future. Sales of our common shares by stockholders, whose interests may differ from our interests, may increase the likelihood that we or one of our subsidiaries undergoes an ownership change. If we or our subsidiaries have or were to undergo an ownership change, it could result in increased future tax liability to us. There is also a risk that, due to regulatory changes or for other unforeseen reasons, existing net operating losses could expire or otherwise be unavailable to offset future income tax liabilities.

There is a risk that we may not be able to utilize a material portion of our NOLs or credits in the countries in which we operate. In addition, the rules regarding the timing of revenue and expense recognition for tax purposes in connection with various transactions are complex and uncertain in many respects, and our recognition or utilization of any tax attributes could be subject to challenge by taxing authorities. In addition, the validity of our tax attributes could be challenged by taxing authorities. In the event any such challenge is sustained, our NOLs could be materially reduced or we could be determined to be a material cash taxpayer for one or more years. Furthermore, our ability to use our NOLs or credits is generally conditioned upon our attaining profitability and generating taxable income. We do not know whether or when we will generate the taxable income necessary to utilize our NOL or credit carryforwards.

Currency exchange rate fluctuations may materially affect our results of operations and financial condition.

Fluctuations in exchange rates, particularly between the U.S. dollar, the pound sterling and the euro may adversely affect our operations due to the international nature of our business. We manage this exposure via close market monitoring, forwards, natural hedges and other selective hedging instruments. Hedging transactions are entered into for future transactions that can be reliably anticipated based on our order book. Despite active currency management, exchange rate risk cannot be eliminated due to unpredictable volatility. As a result, our business and the price of our ADSs and ordinary shares may be affected by fluctuations in foreign exchange rates, which may have a significant impact on our results of operations and cash flows from period to period. Currency exchange movements also impact our reported liquidity in respect of translating liquid assets held in U.S. dollars or pound sterling into Euros.

Future acquisitions or equity investments may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks. We may not realize any benefits from these acquisitions or equity investments.

From time to time, we may evaluate various acquisitions and equity investments including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or equity investment may entail numerous risks, including but not limited to:

•	increased operating expenses and cash requirements;

•	assumption of indebtedness or contingent liabilities;

•	assimilation of operations, intellectual property and products of an acquired company;

•	difficulties associated with integrating new personnel;

•	diversion of our management’s attention from our existing operations in pursuing such a strategic merger or acquisition;

•	retention or loss of key employees and uncertainties in our ability to maintain key business relationships;

•	unexpected liability claims or costs;

•	the potential loss of key personnel;

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our inability to generate revenue or expected synergies from acquired technology or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs; and

•	our inability to cost-effectively integrate acquired technologies or products with our existing business.

Some of the businesses we may seek to acquire may be marginally profitable or unprofitable. For these businesses to achieve acceptable levels of profitability, we may need to improve their management, operations, products and/or market penetration. We may not be successful in this regard, and we may encounter other difficulties in integrating acquired businesses into our existing operations. Further, if we undertake acquisitions, we may utilize our cash, issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

Further, as part of our EVOequity model, from time to time we invest in start-up companies and/or development stage technology. In evaluating these opportunities, we follow an evaluation process that considers factors such as potential financial returns, new expertise in emerging drug discovery and business benefits. Despite our best efforts to calculate potential return and risk, some or all of these companies we invest in may be unprofitable at the time of, and subsequent to, our investment. We may incur losses from these investments, including the potential for future impairment charges on the investments, and the anticipated benefits of the technology and business relationships may be less than expected.

Tax laws obligate us to withhold a percentage of license payments we make to third party licensors of intellectual property rights and remit those withholdings to the applicable tax authorities, and late withholding tax payments may subject us to penalties and fees.

Under German tax laws, and the tax laws of various jurisdictions in which we operate, we are obligated to withhold a percentage of license payments we make to third parties in consideration of the grant of rights under their intellectual property, and remit those withholdings to the relevant tax authorities.

In some cases, it may be possible to seek an exemption from or the refund of certain withholding taxes from tax authorities, including the German Federal Tax Office, after filing exemptions or refund applications, and we intend to cooperate with the applicable licensor of the intellectual property in doing so if such licensor seeks to obtain any such exemption or refund where appropriate. There is a possibility, however, that the relevant claims against the licensors for a reimbursement of withholding taxes and/or the authority for a refund of withholding taxes, may in some instances, not be enforceable as a result of a licensor no longer existing, the lapse of time or any other facts preventing the enforcement of such claims.

Risks Related to our Reliance on Third Parties

If we are not able to establish partnerships on commercially reasonable terms, we may have to alter our research, development and commercialization plans.

We face significant competition in establishing relationships with appropriate partners. Whether we reach a definitive agreement for a partnership will depend upon, among other things, our assessment of the partner’s resources and expertise, the terms and conditions of the proposed partnership and the proposed partner’s evaluation of a number of factors. Those factors may include, among other things, and as applicable for the type of potential product or technology, an assessment of the opportunities and risks of our technology, the design or results of studies or trials, the likelihood of approval, if necessary, of the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to partners, the potential of competing products and technologies and industry and market conditions generally.

Current or future partners may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a partnership could be more attractive than the one with us. Additionally, we may be restricted under existing partnership agreements from entering into future agreements on certain terms or for certain development activities with potential partners. Similarly, our partnership agreements have in the past and may in the future contain non-competition provisions that could limit our ability to enter into partnerships with future partners.

Partnerships are complex and time-consuming to negotiate and document. We may not be able to negotiate partnerships on a timely basis, on acceptable terms, or at all. If we do enter into additional partnership agreements, the negotiated terms may force us to relinquish rights that diminish our potential profitability from development and commercialization of the subject product candidates or others. If we are unable to enter into additional partnership agreements, we may have to curtail the research and development of the product candidate or technology for which we are seeking to collaborate, reduce or delay research and development programs, delay potential commercialization timelines, reduce the scope of any sales or marketing activities or undertake research, development or commercialization activities at our own expense. If we elect to increase our expenditures to fund research, development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all.

We seek to create value through partnerships. According to these partnership arrangements, our partners lead the clinical development of assets that we have ushered through the drug discovery and pre-clinical development phases. However, we may not obtain the value that we anticipate from these partnerships, as we are dependent on our partners’ ability to, for example, successfully execute clinical development, regulatory approval and commercialization. In the event of our partners’ failure, milestones, royalties and license revenues may be lower than expected or not achieved at all. In addition, our results may vary significantly due to fluctuating milestone revenues and changes in fair value of our equity investments. For example, we did not receive certain milestone payments that we had expected in 2020 as a result of delays in clinical trial starts and enrollment due to the COVID-19 pandemic. To date, none of our assets have received marketing authorization, and there can be no assurance that our partners will successfully develop and market our pipeline assets in the future.

We rely on third parties to manufacture and provide certain aspects of our products and service offerings.

We depend on certain third parties to provide us with products and services critical to our business. Such third parties include, among others, suppliers of drugs, suppliers of kits for use in our laboratories, suppliers of reagents for use in our testing equipment and providers of maintenance services for our equipment. The failure of any of these third parties to adequately provide the required products or services, or to comply with applicable regulatory requirements, could have a material adverse effect on our business.

Risks Related to Intellectual Property

Our efforts to obtain, maintain, protect, defend and/or enforce our intellectual property may be inadequate and our business could be adversely affected as a result.

Our success depends in part on our ability to develop, use and protect our proprietary methodologies, software, compositions, processes, procedures, systems, technologies and other intellectual property. To protect our intellectual property position, we primarily rely upon trade secrets, confidentiality agreements and policies, invention assignments and other contractual arrangements, trademark registrations and copyrights. Although our patent portfolio is not material to certain of our business as a whole, we have filed patent applications in the United States, Europe and abroad related to our pipeline assets, processes or other technologies (including methods of manufacture). Our collaboration partners also file patent applications on their development assets on which we may earn milestones and royalties. We may not be able to apply for patents on certain aspects of our current or future pipeline assets, processes or other technologies and their uses in a timely fashion or at a reasonable cost.

Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings before various patent offices or in courts in the United States, Europe or other jurisdictions. The degree of future protection for our intellectual property and other proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Additionally, our intellectual property may not provide us with sufficient rights to exclude others from copying our processes and technologies or commercializing pipeline assets. If we do not adequately obtain, maintain, protect, defend and/or enforce our intellectual property and proprietary technology, competitors may be able to use our proprietary technologies and erode or negate any competitive advantage we may have, which could have a material adverse effect on our financial condition and results of operations.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our current or future licensors or partners will be successful in prosecuting, obtaining, protecting, maintaining, enforcing and/or defending patents and patent applications necessary or useful to protect our proprietary technologies (including pipeline assets and methods of manufacture) and their uses. These risks and uncertainties include, from time to time, the following:

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the United States Patent and Trademark Office (the “USPTO”), the German Patent and Trademark Office (“DPMA”), the European Patent Office (“EPO”) and various other governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application or a finding that a patent is unenforceable, and partial or complete loss of patent rights in the relevant jurisdiction;

•	patent applications may not result in any patents being issued;

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issued patents that we own (solely or jointly) or have in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

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our competitors may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use, sell, import or otherwise exploit our pipelines assets, processes or other technologies;

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other parties may have designed around our patent claims or developed technologies that may be related or competitive to our pipeline assets, processes or other technologies, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent filings, either by claiming the same or overlapping methods, reagents or devices or by claiming subject matter that could dominate one or more of our patent claims;

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any successful opposition or challenge to any patents owned (solely or jointly) by or in-licensed to us could deprive us of rights necessary for the development and exploitation of our pipeline assets, processes and other technologies or the successful commercialization of any pipeline assets, processes and other technologies that we may develop;

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because patent applications in the United States and most other jurisdictions are confidential for a period of time after filing, we cannot be certain that we, our co-owners or our licensors were the first to file any patent application related to our pipeline assets, processes or other technologies and their uses;

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a court or patent office proceeding, such as a derivative action or interference, can be provoked or instituted by a third party or a patent office, and might determine that one or more of the inventions described in our patent filings, or in those we licensed, was first invented by someone else, so that we may lose rights to such invention(s);

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a court or other patent proceeding, such as an inter partes review, post grant review or opposition, can be instituted by a third party to challenge the inventorship, scope, validity and/or enforceability of our patent claims and might result in invalidation or revision of one or more of our patent claims, or in a determination that such claims are unenforceable;

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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing competitors a better opportunity to create, develop and market competing product candidates, processes and other technologies.

The patent position of pharmaceutical and biotechnology companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. The standards that the USPTO, DPMA, EPO and their counterparts use to grant patents are not always applied predictably or uniformly and can change. Similarly, the ultimate degree of protection that will be afforded to inventions, including ours, in the United States and other countries, remains uncertain and is dependent upon the scope of the protection decided upon by patent offices, courts and lawmakers. Moreover, there are periodic changes in patent law, as well as discussions in the Congress of the United States and in international jurisdictions about modifying various aspects of patent law and such changes in patent laws or in interpretations of patent laws may diminish the value of our intellectual property. There is no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. In certain countries, for example, methods for the medical treatment of humans are not patentable. More generally, the laws of some countries do not protect intellectual property rights to the same extent as U.S. laws, and those countries may lack adequate rules and procedures for granting, maintaining, protecting, defending and/or enforcing our intellectual property rights.

Furthermore, the patent prosecution process is also expensive and time-consuming, and we may not be able to file, prosecute, maintain, protect, defend, enforce or license all necessary or desirable patents or patent applications, as applicable, at a reasonable cost or in a timely manner or in all potentially relevant jurisdictions. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. If we delay filing a patent application, and a competitor files a patent application on the same or similar invention before we do, our ability to secure patent rights may be limited and we may not be able to patent the invention at all. Even if we can patent the invention, we may be able to patent only a limited scope of the invention, and the limited scope may be inadequate to protect our assets and technologies, or to block competitor’s products and technologies that are similar or adjacent to ours. Our earliest patent filings have been published. A competitor may review our published patent filings and arrive at the same or similar technology advances for our assets as we developed. If the competitor files a patent application on such an advance before we do, then we may no longer be able to protect that aspect of our assets and technologies and we may require a license from the competitor, which may not be available on commercially viable terms or at all. Moreover, we may not develop additional proprietary products, methods and technologies that are patentable. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed from or to third parties. Therefore, these patents and applications may not be prosecuted and enforced by such third parties in a manner consistent with the best interests of our business. We also rely to a certain extent on trade secrets, know-how, and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

Our ability to enforce our owned (solely or jointly) and in-licensed patent and other intellectual property rights depends on our ability to detect infringement, misappropriation and other violation of such patents and other intellectual property. It may be difficult to detect infringers, misappropriators and other violators who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement, misappropriation or other violation in a competitor’s or potential competitor’s product or service, and in some cases we may not be able to introduce obtained evidence into a proceeding or otherwise utilize it to successfully demonstrate infringement. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our owned (solely or jointly) or in-licensed patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical product candidates, processes or other technologies or limit the duration of the patent protection of our pipeline assets, processes or other technologies. If any of our owned (solely or jointly) or in-licensed patents covering our pipeline assets, processes or other technologies are narrowed, invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our pipeline assets, processes or other technologies, our competitive position could be harmed or we could be required to incur significant expenses to protect, enforce or defend our rights. If we initiate lawsuits to protect, defend or enforce our patents, or litigate against third-party claims, such proceedings would be expensive and would divert the attention of our management and technical personnel, even if the eventual outcome is favorable to us.

The degree of future protection for our intellectual property and other proprietary rights is uncertain, and we cannot ensure that:

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any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our pipeline assets, processes and other technologies;

•	any of our pending patent applications or those of our licensors may issue as patents;

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others will not or may not be able to make, use, offer to sell or sell product candidates, processes or other technologies that are the same as or similar to our own but that are not covered by the claims of the patents that we own (solely or jointly) or license;

•	we were the first to make the inventions covered by each of the patents and pending patent applications that we own (solely or jointly) or license;

•	we, our co-owners or our licensors were the first to file patent applications for these inventions;

•	others will not develop similar or alternative product candidates, processes or other technologies that do not infringe the patents we own (solely or jointly) or license;

•	any of the patents we own (solely or jointly) or license will be found to ultimately be valid and enforceable;

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any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable pipeline assets, processes or other technologies or will provide us with any competitive advantages;

•	a third party may not challenge the patents we own (solely or jointly) or license and, if challenged, a court would hold that such patents are valid, enforceable and infringed;

•	the patents of others will not have an adverse effect on our business;

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our competitors do not conduct research and development activities in countries where we do not have enforceable patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we will develop additional pipeline assets, processes or other technologies that are separately patentable; or

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our development and commercialization activities, including our pipeline assets, processes or other technologies will not infringe upon the patents of our competitors or any other third parties, including any non-practicing entities or patent assertion entities.

Further, while software and other of our proprietary works may be protected under copyright law, we have chosen not to register any copyrights in these works, and instead, we primarily rely on protecting our software as unregistered copyright (in jurisdictions where such protection is available) or trade secret. In order to bring a copyright infringement lawsuit in the United States, the copyright must be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited.

We or our partners may not be successful in obtaining, maintaining, protecting or defending the necessary intellectual property rights to allow us to identify and develop pipeline assets, processes or other technologies.

We currently have rights to certain intellectual property, through our owned (solely or jointly) and in-licensed patents and other intellectual property rights, relating to identification and development of our pipeline assets, processes or other technologies. Our pipeline assets, processes or other technologies could require the use of intellectual property and other proprietary rights held by third parties and their success could depend in part on our ability to acquire, in-license or use such intellectual property and proprietary rights. In addition, our pipeline assets may require specific formulations to work effectively and efficiently and these intellectual property and other proprietary rights may be held by others. We may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or consider attractive, on reasonable terms, or at all, for pipeline assets, processes and other technologies that we may develop. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we, or our partners, may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.

In some circumstances where we grant licenses to or collaborate with our partners who retain ownership of their intellectual property, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, protected, enforced or defended in a manner consistent with the best interests of our business. Any patents or patent applications that we in-license may be challenged, narrowed, circumvented, invalidated or held unenforceable, or our licensors or partners may not properly maintain such patents or patent applications and they may expire. If we, our licensees or partners fail to obtain, maintain, defend, protect or enforce the intellectual property we license to them, or our partners license to us, we could lose our rights to the intellectual property and our competitors could market competing products using the inventions in such intellectual property. In the event we breach any of our obligations related to our licenses, we may incur significant liability to our partners. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

We sometimes collaborate with academic institutions in certain aspects of our preclinical research or development. Typically, these institutions provide us with an option to negotiate a license to certain of the institution’s rights in technology resulting from such collaboration. However, these institutions may not honor our option for intellectual property rights or we may otherwise be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our program or otherwise continue to develop certain pipeline assets, processes or other technologies.

If our trademarks and trade names are not adequately protected, we may not be able to build or maintain name recognition in our markets of interest and our business, financial condition, results of operations, cash flows and prospects may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic, lapsed or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names or marks which we need for name recognition by potential partners or customers in our markets of interest. Third parties have filed, and may in the future file, for registration of trademarks similar or identical to our trademarks, thereby impeding our or developing common law rights in such trademark or any other trademarks that are similar or identical to our trademarks, and if we are not successful in challenging such rights and defending against challenges to our trademarks, we may not be able to use such trademarks to develop brand recognition of our technologies, products or services. Additionally, any trademarks we try to register may be rejected. Even if we successfully register trademarks, opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Further, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Also, we have and may in the future enter into agreements with owners of such third party trade names or trademarks to avoid potential trademark litigation which may limit our ability to use our trade names or trademarks in certain fields of business. We may also in the future license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Over the long term, if we are unable to establish or maintain name recognition based on our trademarks and trade names, we may not be able to compete effectively in our markets of interest and our business, financial condition, results of operations, cash flows and prospects may be adversely affected. In addition, our efforts to enforce or protect our proprietary rights related to trademarks and trade names may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other fees on patents and applications will be due to be paid to various patent agencies in several stages over the lifetime of the patents or applications. We employ and rely on third parties, including outside counsel to pay these fees for us; however, we cannot guarantee that payment of these fees will be on time. The USPTO and various non-U.S. governmental patent agencies (such as the DPMA and EPO) require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help keep us in compliance, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our in-licensed intellectual property, and we cannot guarantee that they will do so. In such an event, our competitors might be able to enter the market with similar or identical product candidates, processes or other technologies, and this would have a material adverse impact on our business, financial condition, results of operations and prospects.

We depend in part on out-licensing and partnership arrangements for late-stage development, marketing and commercialization of our pipeline assets.

We depend in part on out-licensing arrangements for late-stage development, marketing and commercialization of our pipeline assets. Dependence on out-licensing arrangements subjects us to a number of risks, including the risk that:

•	we have limited control over the amount and timing of resources that our licensees devote to pipeline assets;

•	our licensees may experience financial difficulties;

•	our licensees may fail to secure adequate commercial supplies of pipeline assets upon marketing approval, if at all;

•	our future revenues depend heavily on the efforts of our licensees;

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business combinations or significant changes in a licensee’s business strategy may adversely affect the licensee’s willingness or ability to complete the development, marketing and/or commercialization of the relevant pipeline assets; and

•	a licensee could move forward with a competing product candidate developed either independently or in partnership with others, including our competitors.

If we or any of our licensees breach or terminate their agreements with us, or if any of our licensees otherwise fail to conduct their development and commercialization activities in a timely manner or there is a dispute about their obligations, we may need to seek other licensees, or we may have to develop our own internal sales and marketing capability for our pipeline assets. Our dependence on our licensees’ experience and the rights of our licensees will limit our flexibility in considering alternative out- licensing arrangements for our pipeline assets. Any failure to successfully develop these arrangements or failure by our licensees to successfully develop or commercialize any of our pipeline assets in a competitive and timely manner, will have a material adverse effect on the commercialization of our pipeline assets.

Any of our issued patents covering our assets could be narrowed, found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad, including the USPTO, DPMA and EPO

Our owned (solely or jointly) and licensed patents and patent applications may be subject to validity, enforceability and priority disputes. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Some of our patents or patent applications (including licensed patents and patent applications) may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference or other similar proceedings. Any successful third-party challenge to our or our licensors’ patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, if we or our licensors initiate legal proceedings against a third party to enforce a patent covering our assets, the defendant could counterclaim that such patent covering our assets, as applicable, is invalid and/or unenforceable. In patent litigation in the United States and various non-U.S. jurisdictions, defendant counterclaims alleging invalidity or unenforceability are commonplace. There are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the relevant patent office, or made a misleading statement, during prosecution. A litigant or the USPTO itself could challenge our patents on this basis even if we believe that we have conducted our patent prosecution in accordance with the duty of candor and in good faith. The outcome following such a challenge is unpredictable. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include ex parte re-examination, inter partes review, post-grant review and derivation proceedings in the United States, and equivalent proceedings in non-U.S. jurisdictions, such as opposition proceedings. Such proceedings could result in revocation of or amendment to our or our licensors’ patents in such a way that they no longer cover and protect our assets. With respect to the validity of our or our licensors’ patents, for example, we cannot be certain that there is no invalidating prior art of which we, our licensors, our or their respective patent counsel and the patent examiner were unaware during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant or other third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on certain aspects of our assets and technologies, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license intellectual property, or develop or commercialize current or future products.

We may not be aware of all third-party intellectual property rights potentially relating to our assets. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We might not have been the first to make the inventions covered by each of our pending patent applications and we might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO, or other similar proceedings in non-U.S. jurisdictions (e.g. within the jurisdiction of the DPMA or EPO), that could result in substantial cost to us and the loss of valuable patent protection. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, regardless of the merit of such proceedings and regardless of whether we are successful, we could experience significant costs and our management may be distracted. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations and prospects.

Third parties, ranging from our competitors to non-practicing entities or patent assertion entities, may assert that we are employing their intellectual property and other proprietary technology without authorization, or we may become involved in lawsuits to protect or enforce our intellectual property, any of which could be expensive, time-consuming and unsuccessful.

Our commercial success depends in part on our ability and the ability of future partners to develop, manufacture, market and sell our assets and use our assets and technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology industry, as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post-grant review, and re-examination proceedings before the USPTO, or oppositions and other comparable proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our assets, manufacturing methods, software and/or technologies infringe, misappropriate or otherwise violate their intellectual property rights.

Numerous issued patents and pending patent applications that are owned by third parties exist in the fields in which we are developing our assets and technologies. It is not always clear to industry participants, including us, the claim scope that may issue from pending patent applications owned by third parties or which patents cover various types of products, technologies or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, it is difficult to conclusively assess our freedom to operate without infringing on third party rights and there may be a risk that third parties, including our competitors, may allege they have patent rights encompassing our assets, technologies or methods and that we are employing their proprietary technology without authorization. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our assets, processes, platforms and other technologies in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, we may incorrectly determine that our assets are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our assets, processes, platforms and other technologies.

There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to our processes, technology, and the use, development, manufacture or commercialization of our pipeline assets. As patent applications can take many years to issue, there may be currently pending patent applications, which may later result in issued patents that our processes, technology or pipeline assets may infringe. In addition, third parties may obtain patents in the future and claim that our processes, technology or pipeline assets infringe upon these patents. If third parties, including our competitors, believe that our pipeline assets or technologies infringe, misappropriate or otherwise violate their intellectual property, such third parties may seek to enforce their intellectual property, including patents, by filing an intellectual property-related lawsuit, including patent infringement lawsuit, against us. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority.

If any of these third parties were to assert these patents against us and we are unable to successfully defend against any such assertion, we may be required, including by court order, to cease the development and commercialization of the infringing products or technology and we may be required to redesign such products and technologies so they do not infringe such patents, which may not be possible or may require substantial monetary expenditures and time. For instance, if any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our pipeline assets, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may obtain injunctive or other equitable relief, which could effectively block our ability to develop and commercialize such pipeline asset unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop and commercialize the applicable pipeline asset unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms, or at all, or may be non-exclusive.

Also, we may choose to challenge, including in connection with any allegation of patent infringement by a third party, the patentability, validity or enforceability of any third-party patent that we believe may have applicability in our field, and any other third-party patent that may be asserted against us. Such challenges may be brought either in court or by requesting that the USPTO, DPMA, EPO, or other foreign patent offices review the patent claims, such as in an ex parte re-examination, inter partes review, post-grant review proceeding or opposition proceeding. However, there can be no assurance that any such challenge by us or any third party will be successful. Even if such proceedings are successful, these proceedings are expensive and may consume our time or other resources, distract our management and technical personnel. There can be no assurance that our defenses of non-infringement, invalidity or unenforceability will succeed.

Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our owned (solely or jointly) and in-licensed intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. From time to time, we seek to analyze our competitors’ products and services, and may in the future seek to enforce our rights against potential infringement, misappropriation or violation of our intellectual property. However, the steps we have taken to protect our intellectual property rights may not be adequate to enforce our rights as against such infringement, misappropriation or violation of our intellectual property. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our assets and technologies. Litigation proceedings may be necessary for us to enforce our patent and other intellectual property rights. In any such proceedings, a court may refuse to stop the other party from using the technology at issue on the grounds that our owned (solely or jointly) and in-licensed patents do not cover the technology in question. Further, in such proceedings, the defendant could counterclaim that our intellectual property is invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights, which could allow third parties to commercialize technology or products similar to ours and compete directly with us, without payment to us, or could require us to obtain license rights from the prevailing party in order to be able to manufacture or commercialize our assets without infringing such party’s intellectual property rights, and if we are unable to obtain such a license, we may be required to cease commercialization of our assets and technologies, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. The outcome in any such proceedings are unpredictable.

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights, regardless of whether we are defending against or asserting any intellectual property-related proceeding, may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Any of the foregoing, or any uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace, including our ability to raise the funds necessary to continue our operations. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, partners or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our pipeline assets or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our licensors may have relied on third-party consultants or partners or on funds from third parties, such as the U.S. government, such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

In addition, we generally require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements to assign or assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Further, the laws of some other countries do not protect intellectual property and other proprietary rights or establish ownership of inventions to the same extent or in the same manner as the laws of the United States. Our employees work in Germany, the United Kingdom, France, Italy, Austria and the United States and are subject to the employment laws of each respective country. For example, ideas, developments, discoveries and inventions made by employees in Germany are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes can occur between us and our employees or former employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and take up our management’s time and efforts whether we prevail or fail in any such dispute. There is a risk that the compensation we provided to employees who assign patents to us may be deemed to be insufficient and we may be required under German law, or any corresponding laws in other countries, to increase the compensation due to such employees for the use of the patents. In those cases where employees’ rights have not been assigned to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen) or any corresponding laws in other jurisdictions, our business, results of operations and financial condition could be adversely affected.

In the event of a successful claim of infringement, misappropriation or other violation against us, we may have to pay substantial damages.

In the event of a successful claim of infringement, misappropriation or other violation against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products, or obtain one or more licenses from third parties, which may not be made available on commercially favorable terms, if at all, or may require substantial time and expense. Even if such license were available, it may require substantial payments or cross-licenses under our intellectual property rights, and it may only be available on a non-exclusive basis, in which case third parties, including our competitors, could use the same licensed intellectual property to compete with us.

In addition, in connection with certain license, partnership, and other agreements, we have agreed to indemnify certain third parties for certain costs incurred in connection with litigation relating to intellectual property rights or the subject matter of the agreements. The claims may require us to initiate or defend protracted and costly litigation on behalf of licensees and other parties regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of those parties or may be required to obtain licenses for the products they use. The cost to us of any litigation or other proceeding relating to intellectual property rights or the subject matter of the agreements, even if resolved in our favor, could be substantial.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments in any litigation or other intellectual property proceedings. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of the ADSs.

Changes in patent law in the United States or in other countries could diminish the value of patents in general, thereby impairing our ability to protect our pipeline assets, processes or other technologies.

As is the case with other biotechnology companies, our success is heavily dependent on our intellectual property rights, particularly patents that we own (solely or jointly) and in-license. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and therefore obtaining and enforcing biotechnology patents is costly, time-consuming and inherently uncertain. Moreover, there are periodic changes in patent law. For example, after March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application became entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either file any patent application related to our assets and other proprietary technologies we may develop or invent any of the inventions claimed in our or our licensor’s patents or patent applications. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license.

The America Invents Act also included a number of significant changes that affected both patent prosecution and litigation. These changes include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to challenge the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Further, because of a lower evidentiary standard in these USPTO post-grant proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, and their equivalents in other jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to obtain, maintain, protect, defend or enforce our intellectual property in the future.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to seeking patent protection for our pipeline assets, processes or other technologies we also rely on trade secret protection and confidentiality agreements to maintain our competitive position and protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our asset discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Certain elements of our assets and technologies, including components of our software and processes for manufacturing, may involve proprietary know-how, information or technology that is not covered by patents, and as such, we may consider trade secrets and know-how to be our primary intellectual property with respect to such aspects of our assets and technologies. However, trade secrets and know-how may be difficult to protect. In particular, we anticipate that with respect to our technologies, these trade secrets and know-how may over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel from academic to industry scientific positions.

We seek to protect these trade secrets, know-how and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate partners, academic institutions, outside scientific partners, CROs, contract manufacturers, consultants, advisors, potential acquisition candidates and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants and require all of our employees and key consultants who have access to our trade secrets, proprietary know-how, information or technology to enter into confidentiality agreements. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite our best efforts, any of these parties may breach the agreements and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access (such as through cybersecurity breach) to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure, which could adversely impact our ability to establish or maintain a competitive advantage in the market.

Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time-consuming, distractive to our personnel and the outcome is unpredictable. In addition, some courts both inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. We may need to share our proprietary information, including trade secrets, with future business partners, partners, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached and we may not have adequate remedies for such breach.

If any of our trade secrets or know-how were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results, financial condition and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information or alleged trade secrets of third parties or competitors or are in breach of non-competition or non-solicitation agreements with our competitors or their former employers.

We have employed and expect to employ individuals who were previously employed at universities or other companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, advisors and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that our employees, advisors, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of their former employers or other third parties, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel and face increased competition to our business. Any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with advisors, contractors and consultants. A loss of key research personnel work product could hamper or prevent our ability to commercialize potential products, which could harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities. Some of our competitors may be able to sustain the costs of this type of litigation or proceedings more effectively than we can because of their substantially greater financial resources.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on pipeline assets, processes or other technologies in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some countries do not protect intellectual property rights to the same extent as laws in the United States or Europe. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States or Europe, or from selling or importing products made using our inventions in and to the United States or other jurisdictions. Competitors and other third parties may use our technologies in jurisdictions where we have not obtained patent protection to develop their own pipeline assets and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States or Europe. These products may compete with our pipeline assets in jurisdictions where we do not have any issued patents, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement, misappropriation or other violation of our patents and other intellectual property or development, marketing and commercialization of competing product candidates, processes or other technologies in violation of our intellectual property and other proprietary rights generally. The legal systems in certain countries may also favor state-sponsored or companies headquartered in particular jurisdictions over our first-in-time patents and other intellectual property protection. The absence of harmonized intellectual property protection laws and effective enforcement makes it difficult to ensure consistent respect for patent, trade secret, and other intellectual property rights on a worldwide basis. As a result, it is possible that we will not be able to enforce our rights against third parties that misappropriate our proprietary technology in those countries.

The lifespans of our patents may not be sufficient to effectively protect our or our partners’ assets, technologies and business.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective non-provisional filing date, assuming maintenance fees are timely paid after the patent has issued. Most international jurisdictions also provide a 20-year nominal patent term, though many require payment of regular, often annual, annuities to maintain pendency of an application or viability of an issued patent. In some jurisdictions, one or more options for extension of a patent term may be available, but even with such extensions, the lifespan of a patent, and the protection it affords, is limited. Even if patents covering our or our partners’ assets, processes and other technologies and their uses are obtained, once the patent term has expired, we may be subject to competition from third parties that can then use the inventions included in such patents to create competing products and technologies. In addition, although upon issuance in the United States a patent’s lifespan can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. Given the amount of time required for the development, testing and regulatory review of new pipeline assets, patents protecting such pipeline assets might expire before or shortly after such pipeline assets are commercialized. If any patents that we own (solely or jointly) or in-license expire, we would not be able to stop others from using or commercializing similar or identical technology and products, and our competitors could market competing products, processes and other technologies. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

If we or our partners do not obtain patent term extension and data exclusivity for any assets we or our partners may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any pipeline assets we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 (the “Hatch-Waxman Amendments”). The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we or our partners may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

We utilize third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to commercialize our technology and require us to provide third parties access to our proprietary software.

We utilize software licensed by third parties under open source software licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source software licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. Some open source software licenses contain requirements that the licensee make its source code publicly available if the licensee creates modifications or derivative works using the open source software, depending on the type of open source software the licensee uses and how the licensee uses it. If we combine our proprietary technology with open source software in a certain manner, we could, under certain open source software licenses, be required to release the source code of our proprietary technology to the public for free. This would allow our competitors and other third parties to create similar copies of our platform with less development effort and time and ultimately could result in a loss of our services and revenue, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software. In addition, some companies that use third-party open source software have faced claims challenging their use of such open source software and their compliance with the terms of the applicable open source license. We may face claims from third parties claiming ownership of what we believe to be open source software, or claiming non-compliance with the applicable open source licensing terms, including claims that demand release of source code for the open source software, derivative works or our proprietary source code that was developed using, or that is distributed with, such open source software. These claims could also result in litigation and could require us to make our proprietary technology source code freely available, devote additional research and development resources to re-engineer our technology, seek costly licenses from third parties or otherwise incur additional costs and expenses, any of which could result in reputational harm and would have a negative effect on our business and operating results. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to compromise or attempt to compromise our platform.

Although we review our use of open source software to avoid subjecting our proprietary technology to conditions we do not intend, the terms of many open source software licenses have not been interpreted by courts in the United States, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our proprietary technology. Moreover, we cannot assure investors that our processes for monitoring and controlling our use of open source software in our technology will be effective. If we are held to have breached the terms of an open source software license, we could be subject to damages, required to seek licenses from third parties to continue offering or using our technology on terms that are not economically feasible, to re-engineer our technology, to discontinue the access to our platform if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary source code, any of which could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•

others may be able to make product candidates that are similar to any pipeline assets we may develop and commercialize or utilize similar technologies that are not covered by the claims of the patents that we now or may in the future own (solely or jointly) or have exclusively in-licensed;

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we, our co-owners or our licensors, licensees or future partners might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own (solely or jointly) or have exclusively in-licensed;

•	we, our co-owners or our licensors, licensees or future partners might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned (solely or jointly) or in-licensed intellectual property rights;

•	it is possible that our pending patent applications or those that we may own (solely or jointly) or in-license in the future will not lead to issued patents;

•	issued patents that we own (solely or jointly) or have exclusively in-licensed may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may have an adverse effect on our business; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Regulation and Legal Compliance Matters

Our activities, and the activities of our customers, are and will continue to be subject to extensive government regulation to ensure patient health.

We are subject to various local, state, federal, international and transnational laws and regulations, and, in the future, any changes to such laws and regulations could adversely affect us.

We and our pharmaceutical and biotechnology customers and partners are subject to extensive regulations by the FDA and similar regulatory authorities in other countries for development, manufacturing and commercializing products for therapeutic or diagnostic use. Such regulations include but are not limited to, restrictions on testing on animals and humans, manufacturing, safety, efficacy, labeling, sale, advertising promotion and distribution of our or our partners’ products. In addition, new laws and regulations to which we and our customers and partners are subject may change in the future affecting the viability of market entry for new products developed in our EVT Innovate segment or the ability to continue certain projects in our EVT Execute segment that may consequently be terminated at an early stage.

Parts of our operations are subject to GMP, Good Laboratory Practice (“GLP”) and Good Clinical Practice (“GCP”) requirements and similar foreign requirements. Regulatory authorities and our customers may conduct scheduled or unscheduled (for cause) periodic inspections of our facilities to monitor our quality control system and verify that it complies with regulatory requirements and with the terms of our quality agreements with our customers. Audit findings that are classified as “critical” may lead to a loss of certification with regulatory agencies or a loss of approved supplier status with our customers and a subsequent loss in revenue.

In addition, compliance failures could expose us to contractual or product liability claims, contractual claims from our customers or partners, including claims for reimbursement for lost or damaged active pharmaceutical ingredients, as well as ongoing remediation and increased compliance costs, any or all of which could be significant.

Moreover, any determination that any negligence or non-compliance with applicable laws and regulations resulted in harm to the health of the patient subject to the clinical trial or to whom the commercial drug is administered, could result in criminal, civil and administrative penalties.

We are also subject to a variety of local, state, federal, international and transnational laws and regulations that govern, among other things, (i) the importation and exportation of products (including human biological materials), (ii) the handling, transportation and manufacture of substances that could be classified as hazardous or controlled drugs, and (iii) our business practices in the United States and Europe, including through anti-corruption and anti-competition laws. Any non-compliance by us with applicable laws and regulations or the failure to maintain, renew or obtain necessary permits and licenses could result in criminal, civil and administrative penalties and could have an adverse effect on our results of operations.

Additionally, jurisdictions in which we operate may enact new laws or regulations in the future that would negatively affect our business and results of operations. For example, the European Union is considering the “Artificial Intelligence Act” which seeks to regulate the use of AI technologies. The act is in the early stages of the legislative process and while there is a chance its terms may have an impact on the AI/ML technologies underlying our EVOpanHunter offering, it is too early to predict to what extent, if at all, its passage might impact our operations.

Because we and our suppliers are subject to environmental, health and safety laws and regulations as well as supply chain due diligence laws, we may become exposed to liability and substantial expenses in connection with human rights and environmental compliance or remediation activities.

Our operations, including our research, development, testing and manufacturing activities are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release and disposal of, and the maintenance of a registry for, hazardous materials and biological materials. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. In the event of contamination or injury resulting from the use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Based on the recently adopted German Supply Chain Due Diligence Act (Gesetz über die unternehmerischen Sorgfaltspflichten zur Vermeidung von Menschenrechtsverletzungen in Lieferketten), which could become effective with respect to Evotec as early as January 1, 2023, but in any event by 2024, we will be obliged to, among others, conduct human rights and environmental due diligence in our own entities as well as in respect to our direct and indirect suppliers, to establish a risk management system and to fulfil record keeping and reporting duties. Due diligence duties encompass (amongst other things) conducting annual risk assessments and third-party due diligence as well as establishing grievance and remediation mechanisms. In case of non-compliance the German Supply Chain Due Diligence Act provides for the imposition of administrative fines of up to two percent of the average annual revenues and, until proof of self-cleaning, the exclusion from public procurement. In line with general German tort law provisions civil liability could arise. Similar supply chain due diligence legislation that would be applicable to us is projected at the EU level.

Environmental, health and safety laws and regulations as well as supply chain laws are becoming more stringent. We may be required to incur substantial expenses in connection with future human rights and environmental compliance or remediation activities, in which case, our production and development efforts may be interrupted or delayed and our financial condition and results of operations may be materially adversely affected.

If we fail to comply with certain healthcare laws, including fraud and abuse laws, we could face substantial penalties and our business, results of operations, financial condition and prospects could be adversely affected.

Even though we do not bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse are and will be applicable to our business activities and the activities of our customers. We could be subject to healthcare fraud and abuse laws of both the federal government and the states in which we conduct our business. Because of the breadth of these laws and the narrowness of available statutory and regulatory exceptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If we or our operations are found to be in violation of any of these laws or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, imprisonment and the curtailment or restructuring of our operations, which could materially adversely affect our ability to operate our business and our financial results.

Risks Related to this Offering and Our Ordinary Shares

An active trading market for the ADSs may not develop.

As of the date of this prospectus, there is no public market on a U.S. national securities exchange for our ordinary shares or ADSs representing our ordinary shares. The initial public offering price for the ADSs was determined through negotiations with the underwriters. Although we have applied to list the ADSs on the Nasdaq Global Select Market, an active trading market for the ADSs may never develop or be sustained following this offering. If an active market for the ADSs does not develop, it may be difficult for you to sell ADSs you purchase in this offering without depressing the market price for the ADSs, or at all.

The price of our ADSs may be volatile and fluctuate due to factors beyond our control.

The price of the securities of publicly traded pharmaceutical and biotechnology and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The market price of our ADSs may fluctuate significantly due to a variety of factors, including the following:

•	positive or negative results of testing and clinical trials by our partners;

•	delay in entering into partnerships with respect to the development or commercialization of proprietary pipeline assets or entry into partnerships on terms that are not deemed favorable to us;

•	technological innovations or commercial product introductions by us or competitors;

•	changes in government regulation;

•	developments concerning proprietary rights, including patents and litigation matters;

•	public concerns relating to the commercial value or safety of our partners’ assets;

•	financing or other corporate transactions;

•	publication of research reports or comments by securities or industry analysts;

•	general market conditions in the pharmaceutical industry or the economy as a whole;

•	foreign exchange rate fluctuations; and

•	other events and factors, many of which are beyond our control.

These and other industry and market factors may cause the market price and demand for our securities to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the ADSs. In addition, the stock market in general, and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

If you purchase ADSs in this offering, you will incur immediate and substantial dilution in the book value of your investment.

You will incur immediate and substantial dilution in the net tangible book value of the ADSs if you purchase ADSs in this offering. Based on an assumed initial public offering price of $                per ADS, which

is the midpoint of the price range set forth on the cover page of this prospectus, after giving effect to this offering, purchasers of ADSs in this offering will experience immediate dilution in net tangible book value of $                per ADS. In addition, after giving effect to this offering, investors purchasing ADSs in this offering will contribute        % of the total amount invested by shareholders since inception but will only own        % of the ordinary shares outstanding. See “Dilution” for a more detailed description of the dilution to new investors in the offering.

Raising additional capital may cause dilution to our existing shareholders or restrict our operations.

We may seek additional capital from time to time through a combination of equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity securities, including securities convertible or exchangeable into ordinary shares, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a holder of ADSs. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares and the ADSs less attractive to investors.

We are an “emerging growth company” under the JOBS Act, and we will remain an emerging growth company until the earlier of:

•	the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion;

•	the date on which we have issued more than $1 billion in nonconvertible debt securities during the previous three years;

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the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the first day of the year following the first year as a public company in which, as of the last business day of our most recently completed second fiscal quarter, the market value of our common equity held by non-affiliates exceeds $700 million; or

•	the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering.

For so long as we continue to be an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are otherwise applicable to U.S. public companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a nonbinding advisory vote on executive compensation and obtain shareholder approval of any golden parachute payments not previously approved.

We may choose to take advantage of certain or all of the above available exemptions. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an emerging growth company. We cannot predict whether investors will find the ADSs less attractive if we rely on certain or all of these exemptions. If some investors find the ADSs less attractive as a result of our reliance on certain exemptions, there may be a less active trading market for the ADSs and the price per ADS may be more volatile.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Such provisions are only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the IASB.

As a “foreign private issuer,” we are exempt from certain rules under the U.S. securities laws, as well as Nasdaq rules, and we are permitted to file less information with the SEC than U.S. companies. This may limit the information available to holders of the ADSs and may make our ordinary shares and the ADSs less attractive to investors.

We are a “foreign private issuer,” as defined in the rules and regulations of the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to securities registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information about our company than there is for U.S. public companies.

As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ending December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events.

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance requirements. We therefore intend to continue to follow German corporate governance practices in lieu of the corporate governance requirements of Nasdaq in certain respects. In particular, we intend to follow German corporate governance practices in connection with the distribution of annual and interim reports to shareholders, the holding of annual meetings, proxy solicitations in connection with shareholders’ meetings, quorum requirements, supervisory board composition, executive session scheduling, compensation committee requirements, shareholders’ vote regarding all equity compensation plans, disclosure of individual compensation for the company’s directors and management, and obtaining shareholder approval in connection with the establishment of or material amendment to certain equity-based compensation plans. We also intend to continue to follow German corporate governance practices in lieu of certain corporate governance requirements promulgated by the SEC, including procedures related to the disclosure of code of conduct and ethics waivers.

Due to the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States. As a result, some investors may find the ADSs less attractive, and there may be a less active trading market for the ADSs. If we were to no longer qualify as a foreign private issuer we would be subject to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business.

A U.S. Holder (as defined in Taxation—Material U.S. Federal Income Tax Considerations) of ADSs may suffer adverse U.S. federal income tax consequences if we are a PFIC for any taxable year.

Under the United States Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Whether we or any of our subsidiaries will be a PFIC in 2021 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because among other things (i) we currently own, and may continue to own after the closing of the offering, a substantial amount of passive assets, including cash and securities that may give rise to passive income, (ii) the valuation of our assets that may generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, (iii) the treatment of grants as income for U.S. federal income tax purposes is unclear, and (iv) the composition of our income, if any, may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC in 2021 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Taxation—Material U.S. Federal Income Tax Considerations) holds ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. Holder holds ADSs even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. Holder may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. There is no assurance that we will provide information that will enable investors to make a qualified electing fund election, also known as a QEF Election, that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

For further discussion, see “Taxation—Material U.S. Federal Income Tax Considerations.”

U.S. investors may have difficulty enforcing civil liabilities against our company, members of our Supervisory Board and Management Board and the experts named in this prospectus.

We are incorporated under the laws of Germany as a European stock corporation (Societas Europaea) pursuant to the Council Regulation (EC) No 2157/2001 of October 8, 2001 on the Statute for a European company, or the SE Regulation; and the German Act on the Implementation of Council Regulation (EC) No 2157/2001 of October 8, 2001 on the Statute for a European company (SE) (Gesetz zur Ausführung der Verordnung (EG) NR. 2157/2001 des Rates vom 8. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE) (SE-Ausführungsgesetz—SEAG). The majority of our assets are located outside the United States and all of the members of our Management Board and Supervisory Board reside outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts’ judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Germany will depend on the particular facts of the case as well as the laws and treaties in effect at the time. There is currently no treaty between the United States and Germany providing for reciprocal recognition and enforceability of judgments rendered in civil and commercial matters, though recognition and enforcement of foreign judgments in Germany is possible in accordance with applicable German laws. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us or any members of our Management Board or Supervisory Board.

German and other non-U.S. courts may refuse to hear a U.S. securities law claim if jurisdiction cannot be established under German law. Even if a non-U.S. court agrees to hear a claim, it may determine that the law of the jurisdiction in which the court resides, and not U.S. law, is applicable to the claim. Further, even if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

For more information, please see “Service of Process and Enforcement of Liabilities.”

The rights of shareholders in a stock corporation subject to German law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a European stock corporation (Societas Europaea) with our registered office in Germany. Our corporate affairs are governed by the laws governing stock corporations and European stock corporations incorporated in Germany, the SE Regulation and our articles of association. The rights of shareholders may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. Among other differences in shareholder rights, under German law, certain important resolutions, including, for example, capital decreases, measures under the German Transformation Act (Umwandlungsgesetz), such as mergers, conversions and spin-outs and the dissolution of the German stock corporation apart from insolvency and certain other proceedings, require the vote of a 75% majority of the capital present or represented at the relevant shareholders’ meeting. Therefore, the holder or holders of a blocking minority of more than 25% or, depending on the attendance level at the shareholders’ meeting, the holder or holders of a smaller percentage of the shares in a European stock corporation may be able to block any such votes, possibly to our detriment or the detriment of other shareholders.

As a general rule under German law, in the case of a two-tier European stock corporation, a shareholder has no direct recourse against the members of the management board and the supervisory board, in the event that it is alleged that they have breached their duty of loyalty or duty of care to the corporation. Apart from insolvency or other special circumstances, only the European stock corporation itself has the right to claim damages from members of the management and supervisory boards. A European stock corporation may waive or settle these damages claims only if at least three years have passed and the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that a minority holding, in the aggregate, 10% or more of the European stock corporation’s share capital does not have its opposition formally noted in the minutes maintained by a German civil law notary.

In addition, the responsibilities of members of our Management Board and Supervisory Board may differ from the duties of directors of U.S. corporations. In the performance of their duties, our Management Board and Supervisory Board may take into account a broad range of considerations, including our interests, the interests of our shareholders, employees, creditors and, to a limited extent, the general public. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a holder of ADSs.

For more information, we have provided summaries of relevant German corporate law and of our articles of association under “Management” and “Description of Share Capital and Articles of Association (Satzung).”

We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs. If we were to pay dividends, holders of the ADSs may be unable to claim tax credits with respect to, or tax refunds to reduce German withholding tax applicable to, the payment of such dividends, or such dividends may effectively be taxed twice.

We have never paid or declared any cash dividends on our ordinary shares, and we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. You are not likely to receive any dividends on your ADSs, and the success of an investment in ADSs will depend upon any future appreciation in its value. Investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased the ADSs.

As a German tax resident company, if we were to pay dividends, such dividends will in principle be subject to German withholding tax. Currently, the applicable German withholding tax rate is in principle 26.375% of the gross dividend. This German tax can, e.g., be reduced to the Convention between the Federal Republic of Germany and United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital and Certain Other Taxes of 1989, as amended by the Protocol as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008), hereinafter referred to as the “Treaty”, rate, which in the vast majority of cases should be 15%, if, among others, the applicable taxpayer is eligible for such Treaty rate and files an application supplemented by a specific German tax certificate with the German Federal Central Tax Office (Bundeszentralamt für Steuern). If such a tax certificate cannot be delivered to the ADS holder, for example due to applicable settlement mechanics or lack of information regarding the ADS holder, such holder may be unable to benefit from the double tax treaty relief and may be unable to claim a credit of withholding tax in excess of the applicable Treaty rate in its jurisdiction of residence. Further, the payment made to the ADS holder equal to the net dividend may qualify, under the tax law applicable to the ADS holder, as taxable income that is in turn subject to withholding, which could mean that a dividend is effectively taxed twice. There can be no guarantee that the information delivery requirement can be satisfied in all cases, which could result in adverse tax consequences for affected ADS holders. ADS holders should note that the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013 (reference number IV C 1-S2204/12/10003), as amended by the circular dated December 18, 2018 (reference number IV C 1-S2204/12/10003), in respect of the taxation of American Depositary Receipts, or ADRs, on domestic shares, or the ADR Tax Circular, is, e.g., not binding on German courts, and there is no certainty as to whether a German tax court will follow the ADR Tax Circular in determining the German tax treatment of the ADSs. In addition, the ADR Tax Circular does not include details on how an ADR program should be designed in order to, e.g., fall within the scope of application of the ADR Tax Circular. If, e.g., the ADSs were determined not to fall within the scope of application of the ADR Tax Circular, or a German tax court did not follow the ADR Tax Circular, and profit distributions made with respect to the ADSs were not treated as a dividend for German tax purposes, a holder of the ADSs might not be entitled to a refund of any taxes withheld on the dividends under German tax law and profit distributions made with respect to the ADSs may be effectively taxed twice.

The tax treatment of ADSs by German tax authorities is subject to change and might have negative implications for investment fund investors.

The specific treatment of ADSs in Germany is based on domestic German tax laws, including, but not limited to, circulars issued by German tax authorities, which, e.g., are not binding on the German courts and the Treaty (defined above). The pertinent laws are subject to change, possibly with retroactive effect. For example, tax authorities may modify their interpretation of acts of parliament and the current treatment of ADSs may change.

According to the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 21, 2019 (reference number IV C 1 – S 1980-1/16/10010 :001), ADSs are not treated as capital participations (Kapitalbeteiligungen) within the meaning of Section 2 Para. 8 of the Investment Tax Code (Investmentsteuergesetz). Such interpretation by the fiscal authorities may have adverse effects e.g. on the taxation of investors which have invested in an investment fund holding ADSs.

You may not receive distributions on the ordinary shares underlying our ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions, if any, that it or the custodian receives on our ordinary shares after deducting any withholding taxes or other governmental expenses that must be paid and its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impracticable to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical for us to make them available for you. These restrictions may have a material adverse effect on the value of your ADSs.

The dual listing of our shares and the ADSs following this offering may adversely affect the liquidity and value of the ADSs.

Following this offering and after the ADSs are traded on the Nasdaq Global Select Market, our shares will continue to be listed on the Frankfurt Stock Exchange. Trading of the ADSs or shares in these markets will take place in different currencies (U.S. dollars on the Nasdaq Global Select Market and Euros on the Frankfurt Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Germany). The trading prices of our shares on these two markets may differ due to these and other factors. Any decrease in the price of our shares on the Frankfurt Stock Exchange could cause a decrease in the trading price of the ADSs on the Nasdaq Global Select Market. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the shares available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs. We cannot predict the effect of this dual listing on the value of our ordinary shares and the ADSs. However, the dual listing of our shares and the ADSs may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States. Furthermore, in connection with any distributions of payments under the deposit agreement, the depositary may convert foreign currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as an agent, fiduciary or broker on behalf of any other person and earns revenue, including, without limitation, fees and spreads that it will retain for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion will be the most favorable rate that could be obtained at the time or as to the method by which that rate will be determined, subject to its obligations under the deposit agreement.

Future sales, or the perception of future sales, of a substantial number of our shares or ADSs could adversely affect the price of the ADSs, and actual sales of our equity will dilute shareholders and ADS holders.

Future sales of a substantial number of our shares or ADSs, or the perception that such sales will occur, could cause a decline in the market price of the ADSs. As of June 30, 2021, we had 164,608,236 ordinary shares issued. Shares underlying the ADSs offered in this offering may be resold in the public market immediately without restriction, unless purchased by our affiliates. If, after the period during which lock-up agreements restrict sales of the ADSs and shares, these shareholders sell substantial amounts of shares or ADSs in the public market, or the market perceives that such sales may occur, the market price of the ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

Holders of the ADSs are not treated as shareholders of our company.

By participating in this offering you will become a holder of ADSs with underlying shares in a European stock corporation. Holders of the ADSs are not treated as our shareholders, unless they withdraw the shares underlying the ADSs from the depositary. The depositary is the holder of the shares underlying the ADSs. Holders of ADSs therefore do not have any rights as shareholders of our company, other than the rights that they have pursuant to the deposit agreement.

You may not be able to exercise your right to vote the shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the shares represented by the ADSs only in accordance with the provisions of the deposit agreement. You may instruct the depositary to vote the number of whole deposited shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

You may instruct the depositary to vote the shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the shares underlying the ADSs you hold. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions provided that any such failure is in good faith. This means that you may not be able to exercise your right to vote and there may be no remedies available to you if the shares underlying your ADSs are not voted as you requested. If we do not instruct the depositary to obtain your voting instructions, you can still instruct the depositary how to vote, and the depositary may vote as you instruct, but it is not required to do so.

Your right as a holder of ADSs to participate in any future preemptive subscription rights issues or to elect to receive dividends in shares may be limited, which may cause dilution to your holdings.

Under German law, the existing shareholders generally have a preemptive right to subscribe for shares offered in proportion to the amount of shares they hold in connection with any offering of shares. However, a shareholders’ meeting may vote, by a majority, which represents at least three quarters of the share capital represented at the meeting, to exclude this preemptive right provided that, from the company’s perspective, there exists good and objective cause for such exclusion.

Certain non-German shareholders may not be able to exercise their preemptive subscription rights in our future offerings due to the legislation and regulations of their home country. For example, ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary need not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds that we receive from this offering, including applications for working capital, possible acquisitions and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

General Risks

We will incur increased costs and demands upon management as a result of being a public company listed in the United States.

As a public company listed in the United States, we will incur significant additional legal, accounting and other costs. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the Nasdaq Global Select Market, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.

We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain some types of insurance, including directors’ and officers’ liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements, or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

Our employees, independent contractors, principal investigators, CROs, consultants, vendors and partnership partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants, vendors and partnership partners may engage in fraudulent conduct or other illegal activities. Misconduct by these parties could include intentional, reckless and negligent conduct or unauthorized activities that violate, among other things: (i) the legal requirements or other requirements of the EMA, the FDA and comparable authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) data privacy, security, fraud and abuse and other healthcare laws and regulations; or (iv) laws that require the reporting of true, complete and accurate financial information and data.

There is no certainty that all of our employees, agents, contractors, or partners, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. It is not always possible to identify and deter misconduct by employees and other third-parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in significant administrative, civil and criminal fines and sanctions against us, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, exclusion from participation in federal healthcare programs including Medicare and Medicaid, implementation of compliance programs, integrity oversight and reporting obligations, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our partners’ products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, results of operations, and financial condition. We receive and store increasing volumes of sensitive information, such as employee, personal and pseudonymized patient data as well as human biological materials. We are subject to a variety of local, state, national and international laws, directives and regulations that apply to the collection, use, storage, retention, protection, disclosure, transfer and other processing of personal data, collectively referred to as “data processing”, in the different jurisdictions in which we operate, including comprehensive regulatory systems in the United States and Europe. Legal requirements relating to data processing continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement, sanctions and increased costs of compliance.

As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the United

States, HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. Further, many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. For example, the California Consumer Privacy Act of 2018 (“CCPA”), went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. Further, the California Privacy Rights Act (“CPRA”), recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

In the European Union, the GDPR went into effect in May 2018. The GDPR has far-reaching extraterritorial effect so that it applies to, amongst others, any business, regardless of its location, that processes personal data of EEA residents in relation to offering goods or services to such EEA residents. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “special categories of personal data” which includes health and genetic information of data subjects residing in the EEA. Under the GDPR, subjects of data processing are entitled to obtain from the controller a range of information related to the data processing activities, as well as to be informed of safeguards regarding the international transfer of data and to request a copy of all data being process related to that subject. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other countries. In July 2020, the Court of Justice of the European Union, or the CJEU, limited how organizations could lawfully transfer personal data from the European Union to the United States by invalidating the EU-US Privacy Shield Framework for purposes of international transfers and imposing further restrictions on use of the standard contractual clauses, or SCCs. These restrictions include a requirement for companies to carry out a transfer impact assessment which, among other things, assesses the laws governing access to personal data in the recipient country and considers whether supplementary measures that provide privacy protections additional to those provided under SCCs will need to be implemented to ensure an essentially equivalent level of data protection to that afforded in the European Union. The European Commission issued revised SCCs on June 4, 2021 to account for the decision of the CJEU and recommendations made by the European Data Protection Board. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. In addition, the GDPR provides that European Union member states may make their own local further laws and regulations limiting the processing of personal data, including genetic, biometric or health data.

We are subject to the GDPR because we are located in the EEA. Additionally, as the GDPR applies extraterritorially, we are also subject to the GDPR even where our data processing activities occur outside of the EEA if such activities involve the personal data of individuals located in the EEA. GDPR regulations have imposed additional responsibility and liability in relation to the personal data that we process and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules. If we fail to comply with the GDPR and the applicable national data protection laws of the European Union member states, or if regulators assert we have failed to comply with these laws, it may lead to regulatory enforcement actions or other administrative penalties, including but not limited to monetary penalties of up to €20,000,000 or up to 4% of our total worldwide annual turnover of the preceding financial year, whichever amount is higher. This may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition and results of operations.

Further, from January 1, 2021, we have to comply with the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains GDPR in United Kingdom national law. The UK GDPR mirrors the potential administrative fines under the GDPR, i.e., it provides for fines up to the greater of £17.5 million or 4% of global turnover. The European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from EU member states to the United Kingdom without additional safeguards. However, the United Kingdom adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/extends that decision. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. These changes may lead to additional costs and increase our overall risk exposure.

Other jurisdictions outside the European Union are similarly introducing new or enhancing existing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with non-compliance. Privacy and data security laws are rapidly evolving and the future interpretation of those laws is somewhat uncertain. We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve. For example, our privacy policies may be insufficient to protect any personal information we collect, or may not comply with applicable laws, in which case we may be subject to regulatory enforcement actions, lawsuits or reputational damage, all of which may adversely affect our business. There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with privacy and data security laws, including the GDPR. Enforcement uncertainty and the costs associated with ensuring compliance with privacy and data security laws, including the GDPR may be onerous and adversely affect our business, financial condition, results of operations and prospects. If any of these events were to occur, our business and financial results could be significantly disrupted and adversely affected.

We may be subject to product liability claims.

We may be responsible for product liability stemming from product research, development or manufacturing, and we may face an even greater risk if any drug candidate that we develop is commercialized. If we cannot successfully defend ourselves against claims that drug products we develop with our partners caused injuries, we could incur substantial liabilities. Regardless of the merit or eventual outcome of such claims, any liability claims may result in:

•	decreased demand for any drug product that we may develop with our partners;

•	loss of revenue;

•	substantial monetary awards to patients, healthy volunteers or their children;

•	significant time and costs to defend the related litigation;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•	inability to commercialize any drug product that we may develop with our partners; and

•	injury to our reputation and significant negative media attention.

We are covered by liability insurance, but notwithstanding such coverage, our financial position or results could be negatively affected by product liability claims. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A product liability claim or series of claims brought against us could cause the price of the ADSs to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.

After the completion of the offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical and biotechnology companies have experienced significant share price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified in the section titled “Risk Factors” in this prospectus. The forward-looking statements in this prospectus include, among others, statements regarding:

•

our ability to innovate sufficiently and continually remain at the forefront of precision medicine, including with respect to our platform technologies and our investment into the discovery of new pipeline assets, such that we retain our existing customers, broaden and deepen our customer relationships and gain new customers;

•	our ability to find suitable partners or agree on acceptable terms regarding our unpartnered pipeline assets;

•	the ability and timing of our partners to successfully develop, conduct trials of, obtain regulatory approval for and commercialize our pipeline assets;

•

our ability to properly allocate resources, retain the business of our existing customers, and successfully manage the expansion of our company, including with respect to our investments through EVOequity;

•	whether we can obtain a positive return on our equity investments;

•	the impact of the COVID-19 pandemic and any similar pandemic, epidemic or outbreak, on our business, financial condition, results of operations, cash flows and prospects;

•	the impact of the United Kingdom’s withdrawal from the European Union on our business and results of operations;

•	our ability to comply with the applicable laws and regulations, export and import controls, sanctions, embargoes, anti-corruption laws and anti-money-laundering laws;

•	our ability to adequately secure our information technology systems and the regulated data stored therein, as required by law;

•	our ability to obtain the substantial additional financing required to achieve our goals;

•	our ability to take advantage of R&D tax credits and tax loss carryforwards; and

•	our ability to sufficiently and timely obtain, maintain, protect, defend and/or enforce our intellectual property rights.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus, and unless otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $                 million (€                million) or approximately $                million (€                million) if the underwriters exercise in full their option to purchase an additional                ADSs), assuming an initial public offering price of $                 per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the Frankfurt Stock Exchange of €                , on                     , 2021 at the exchange rate of $                 per euro, multiplied by the ADS-to-share ratio of                to 1, after deducting the estimated underwriting discounts and commissions.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per ADS, would increase (decrease) the net proceeds to us from this offering by approximately $                million (€                million), assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of ADSs we are offering. An increase (decrease) of 1,000,000 in the number of ADSs offered by us would increase (decrease) the net proceeds to us from this offering by approximately $                million (€                    million), assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions.

We currently intend to use the net proceeds from this offering as follows:

•

approximately $                 million to expand our biologics manufacturing capacity in the United States at the existing J.POD® facility in Redmond, Washington by fully building out the facility to six production trains and to continue to advance our end-to-end continuous biologics manufacturing technologies;

•	approximately $ million for building additional J.POD® capacity in Toulouse, France;

•

approximately $                 million for expanding our precision medicine platform, which includes the expansion of our iPSC technology platform through building new capacities in Hamburg, Germany, expanding our EVOpanOmics / EVOpanHunter platforms to broaden access to patient derived samples and disease relevant data as well as expanding our capabilities to analyze the growing amount of data that is core to our business model;

•

approximately $                 million for unpartnered R&D in order to accelerate pipeline activities. We expect that the funds would support investments for the development of additional new programs, which could be further explored with partners in future; and

•	approximately $ million to expand our portfolio of EVOequity investments through investments in new companies and participation in future financing rounds of our existing portfolio companies.

We expect to use the remainder of any net proceeds from this offering for general corporate purposes. We may also use a portion of the net proceeds to in-license or acquire or invest in complementary technologies, products, businesses or assets, either alone or together with a partner. However, we have no current plans, commitments or obligations to do so.

Our expected use of net proceeds from this offering represents our current intentions based on our present plans and business condition, which could change as our plans and business conditions evolve. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors, including the successful launch of our first J.POD® facility in Redmond, Washington, the progress of the project development for setting up our second J.POD® facility in Toulouse, France and related funding from French authorities, the progress of our pre-clinical development of pipeline assets and the potential expansion of technology platforms as well as the progress and timing of our geographic, portfolio and pipeline expansion efforts. As a result, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. Our management will have broad discretion in the application of the net proceeds from this offering.

Pending our use of the net proceeds from this offering, we plan to invest the net proceeds in short- and intermediate-term interest-bearing financial instruments.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our ordinary shares, and we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings and reinvest them in the company’s further growth strategy to better leverage long-term growth and sustainability. All of the shares represented by the ADSs offered by this prospectus will generally have the same dividend rights as all of our other outstanding shares.

Under German law, we may pay dividends only from the distributable profit (Bilanzgewinn) reflected in our unconsolidated financial statements (as opposed to the consolidated financial statements for us and our subsidiaries) prepared in accordance with the principles set forth in the German Commercial Code (Handelsgesetzbuch) and adopted by our Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat), or, as the case may be, by our shareholders in a general shareholders’ meeting. In addition, under German law we may not pay dividends before annual profits exceed the losses carried forward. See “Description of Share Capital and Articles of Association (Satzung),” which explains in more detail the procedures we must follow and the German law provisions that determine whether we are entitled to declare a dividend.

CAPITALIZATION

The table below sets forth our cash, cash equivalents and investments and our capitalization as of June 30, 2021:

•	on an actual basis; and

•

on an as adjusted basis to give effect to our issuance and the sale of                ADSs by us in this offering, assuming an initial public offering price of $                per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the Frankfurt Stock Exchange of €                 , on                     , 2021 at the exchange rate of $                 per euro, multiplied by the ADS-to-share ratio of                 to 1 and after deducting the estimated underwriting discounts and commissions.

The information below is illustrative only and our capitalization following the offering will be adjusted based on the actual offering price and other terms of the offering determined at pricing. You should read this table in conjunction with our consolidated financial statements and related notes included in this prospectus as well as the sections titled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2021
(in € thousands, except share and per share data)	Actual	As Adjusted(1)
Cash, cash equivalents and investments(2)	449,335

Total debt(3)	512,858
Equity
Ordinary shares, no par value per share: 164,608,236 shares, actual; shares, as adjusted
Share capital	164,608
Additional paid-in capital	1,033,670
Accumulated other comprehensive income	(25,013)
Accumulated deficit	(320,691)

Total shareholders’ equity	852,574

Total capitalization	1,365,432

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per ADS, would increase (decrease) each of cash, cash equivalents and investments, additional paid in capital, total shareholders’ equity and total capitalization by approximately €                million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of ADSs we are offering. An increase (decrease) of 1,000,000 in the number of ADSs offered by us would increase (decrease) each of cash, cash equivalents and investments, total equity and total capitalization by approximately €                 million, assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions.

(2)	Investments comprise of our investments in liquid instruments, including, among others, corporate bonds or short-term deposits with a maturity of less than three months.

(3)	Total debt comprises current and non-current loan liabilities and lease obligations.

The number of our ordinary shares issued and outstanding actual and as-adjusted is based on 164,608,236 ordinary shares outstanding as of June 30, 2021.

DILUTION

If you invest in our ADSs in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per ADS and our as adjusted net tangible book value per ADS after completion of the offering.

Net tangible book value per ADS represents the amount of our total assets less our total liabilities, excluding intangible assets, divided by the number of our ordinary shares outstanding as of June 30, 2021, (based on a ratio of one ADS representing                ordinary shares). As of June 30, 2021, we had a historical net tangible book value of €                million ($                million), corresponding to a net tangible book value per ordinary share of € ($            ) (equivalent to $                per ADS).

After giving effect to the issuance and sale of              ADSs in this offering at an assumed initial offering price of $                per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the Frankfurt Stock Exchange of €                 on                     , 2021, at the exchange rate of $                 per euro, multiplied by the ADS-to-share ratio of                  to 1, and after deducting the estimated underwriting discounts and commissions, our as adjusted net tangible book value as of June 30, 2021 would have been €              million ($                 million), corresponding to a net tangible book value per ordinary share of €                 ($                 ) (equivalent to $                 per ADS). This represents an immediate increase in net tangible book value of €                 ($                 ) per ordinary share (equivalent to $per ADS) to existing shareholders and immediate dilution of $                 per ADS to new investors purchasing ADSs in this offering. Dilution per ADS to new investors is determined by subtracting our as adjusted net tangible book value per ADS from the assumed initial public offering price per ADS paid by new investors.

The following table illustrates this dilution on a per-ADS basis:

Assumed initial public offering price per ADS	$	€
Historical net tangible book value per ADS as of June 30, 2021	$	€
Increase in net tangible book value per ADS attributable to new investors participating in this offering	$	€
As adjusted net tangible book value per ADS after this offering	$	€
Dilution per ADS to new investors participating in this offering	$	€

Each $1.00 increase (decrease) in the assumed initial offering price of $                 per ADS, would increase (decrease) our as adjusted net tangible book value as of June 30, 2021 by €                ($            ) per ADS, and would increase (decrease) dilution to new investors in this offering by €                ($                ) per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 in the number of ADSs offered by us would increase (decrease) our as adjusted net tangible book value after this offering by €                ($                ) per ADS, and would decrease (increase) dilution to investors in this offering by approximately €                ($                ) per ADS, assuming no change in the assumed initial public offering price per ADS and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise in full their option to purchase additional ADSs, our as adjusted net tangible book value per ADS would be $                 , representing an immediate increase in as adjusted net tangible book value to existing shareholders of $                 per ADS and immediate dilution of $                     per ADS to new investors, assuming no change in the assumed initial public offering price per ADS and after deducting the estimated underwriting discounts and commissions.

The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table sets forth, on an as adjusted basis as of June 30, 2021, after giving effect to the number of ordinary shares owned by existing shareholders and to be owned by new investors purchasing ADSs in this offering, the total consideration paid to us, the average price per ordinary share paid by our existing shareholders and the average price per ADS to be paid by new investors purchasing ADSs in this offering. The calculation below is based on an assumed initial public offering price of $             per ADS, before deducting underwriting discounts and commissions:

	Ordinary Shares Purchased			Total Consideration			Average Price Per Share	Average Price Per ADS
	Number	Percent		Amount	Percent
Existing shareholders			%			%	$	$
New investors

Total		100.0%			100.0%		$	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per ADS, would increase (decrease) the total consideration paid by new investors by $                 million and increase (decrease) the percentage of total consideration paid by new investors by approximately    %, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and before deducting underwriting discounts and commissions. An increase (decrease) of 1,000,000 in the number of ADSs offered by us would increase (decrease) the total consideration paid by investors participating in this offering approximately $             million, and increase (decrease) the percentage of total consideration paid by new investors by approximately     %, assuming no change in the assumed initial public offering price and before deducting underwriting discounts and commissions.

The number of our ordinary shares issued and outstanding actual, and as adjusted is based on 164,608,236 ordinary shares outstanding as of June 30, 2021.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities may result in further dilution to our shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the information in and our financial statements and related notes included elsewhere in this prospectus. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described in “Risk Factors” and elsewhere in this prospectus. Please also see “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are an industry-leading drug discovery and development partner for the pharmaceutical and biotechnology industry. Our mission is to discover best and first-in-class medicines for a broad range of difficult to treat diseases in collaboration with our partners. To that end, we have built a comprehensive suite of fully integrated, next generation technology platforms which we believe will transform the way new drugs are discovered. By leveraging the advanced capabilities of our integrated platforms, we are able to provide solutions to our partners that enable significant improvements in the quality of new drugs while accelerating the drug discovery process and reducing the high cost of attrition often associated with traditional drug discovery processes.

We generate revenue primarily through three core collaboration routes: (1) by providing our drug discovery capabilities on a fee-for-service and FTE-rate basis; (2) by receiving milestones and royalties on assets; and (3) by creating value through equity ownership in emerging, highly innovative biotechnology companies and translational academic institutional projects. Contracts with our partners can include elements of one or more of our three core collaboration routes.

We report the results of our operations in two operating segments: EVT Execute and EVT Innovate. EVT Execute includes mainly fee-for-service and FTE-rate arrangements where our customers own the intellectual property, whereas EVT Innovate comprises of internal R&D activities as well as services and partnerships that originate from these R&D activities where we typically own or co-own intellectual property with our strategic partners.

In the future, we expect EVT Innovate to generate more revenue from milestones and royalties as our pipeline assets mature. Revenue generated through our collaboration arrangements may contribute to either the EVT Execute or EVT Innovate segment, depending on the nature of the contract with our customer, the ownership of the intellectual property and the stage of the project. Expenses, such as labor and material expenses, arising from the work on contracts for which the customer owns the intellectual property are recorded as cost of revenues whereas expenses arising from pursuing internal R&D activities are recorded as research and development expenses. Additionally, when entering into customer contracts and partnership agreements based on internal R&D activities, the related costs, such as labor, materials and reimbursable overhead expenses, are also recorded within cost of revenues.

For the six months ended June 30, 2021, we reported €271.3 million in revenue, representing growth of 17.5% from the six months ended June 30, 2020, and €112.7 million in net income, representing an increase from €7.3 million for the six months ended June 30, 2020. We also reported Adjusted EBITDA of €36.2 million for the six months ended June 30, 2021, representing a decrease from €47.3 million for the six months ended June 30, 2020. Adjusted EBITDA is a measure that is not defined under IFRS. For further information about how we calculate Adjusted EBITDA, limitations of its use and its reconciliations to comparable IFRS measures, see “–Key Performance Metrics and Non-IFRS Measures.”

Key Factors Affecting Our Results

Factors affecting our results of operations and financial condition include the factors described below.

Market Demand for External Innovation

Our financial results are impacted by our partners’ and customers’ needs for external innovation through partnering or outsourcing their R&D initiatives and/or highly innovative manufacturing activities and our ability to meet those needs. We will sustain growth only if our existing partners and customers continue to rely on our expertise and capacity and if additional companies select us as their partner of choice for drug discovery and development.

For the past decade, the global pharmaceutical industry has been struggling with declining efficiency in introducing new products to the market. As a result, pharmaceutical companies of all sizes have been and continue to be under pressure to re-evaluate and adjust their business strategies, in particular by accessing innovative technologies such as artificial intelligence and machine learning and pursuing innovative treatment modalities, such as personalized medicine, cell therapy and gene therapy. New companies have been formed to specifically develop these technologies and modalities. Moreover, there is an increased focus on early prediction parameters to determine the success or failure of new drugs. In order to access innovation in a capital efficient manner, industry players increasingly rely on external sources, such as our innovation hub, for innovative R&D and manufacturing expertise and capacity.

We believe that market demand for external innovation will continue to drive demand for our assets and services, facilitate additional collaboration opportunities and potentially improve the volume and terms of partnerships that we are able to secure. We believe this trend will increase the likelihood of strategic, integrated, long-term collaborations and drive our continued growth.

Efficiency and Scientific Excellence of our own R&D Activities

Our performance is dependent not only on the market’s need for external innovation, but also on our own ability to provide innovative solutions. For this reason, investing in technologies and platforms is a core part of our strategy. In 2019 and 2020, we invested €58.4 million and €63.9 million in R&D, respectively, and we intend to continue to dedicate a significant amount of financial resources to ensuring that our offering continues to meet the industry’s needs. During the six months ended June 30, 2021, we invested €35.4 million in R&D.

For example, we are allocating a significant amount of resources to improving our EVOpanOmics and EVOpanHunter platform, our capabilities for AI-driven development of biologics and our iPSC platform. Investments in maintaining and expanding our technological leadership increases our short-term expenses while opening possibilities for future revenue growth.

Scientific Results and Third Party Decisions

An important pillar of our growth strategy is the shift of our business to EVT Innovate and to the generation of milestones and royalties. Our EVT Innovate pipeline currently includes more than 130 assets. We define our pipeline to include candidates that we wholly own and those for which we have the right to receive royalty or milestone payments. Pipeline assets with respect to which we have the right to receive royalty or milestone payments include those that we will have initially developed and subsequently licensed or assigned to partners for continued pre-clinical and clinical development as well as those that have been initially developed by our partners and that have become the subject of a joint research project. We do not count in our pipeline candidates being developed by partners in whom we have solely an equity stake through EVOequity and no right to milestone or royalty payments with respect to their candidates in development.

Our financial results depend on the success of our partners’ clinical development of our pipeline assets, receipt of regulatory approval and commercialization. A partner may choose to end the development of a specific program for scientific or commercial reasons and we typically have no ability to influence such decisions, which may be driven by factors such as pipeline prioritization and the ability to obtain additional required capital. Our future financial results therefore depend, in part, on the judgment and financial health of our partners. We mitigate this risk through diversification in our portfolio.

To the extent that our pipeline assets are recognized on our balance sheet in line with IFRS requirements, impairments directly impacting our results of operations may occur if our expectations for future cash flows change significantly. This may be due to our partners’ decision to discontinue a program for scientific or commercial reasons, or their inability to obtain adequate funding.

Revenue Mix and Gross Margin

We generate revenue either from fee-for-service and/or FTE-rates based contracts, by receiving milestones and royalties on assets or any combination thereof. Revenues can be further differentiated based on our technologies and platforms. Changes in the allocation of revenues between contract types and technologies mainly impacts our cost of sales, gross profit and gross margin.

In each of the year ended December 31, 2020 and the six months ended June 30, 2021, 79%, of our third-party revenues were derived from EVT Execute, which mainly includes fee-for-service and FTE-rates based revenues. In the mid- to long-term, we are focused on generating an increasing share of our revenues from milestones and royalties on our assets. In some cases, especially in our EVT Innovate segment, we enter into contracts with short-term lower FTE rates in exchange for higher financial upside through future milestone or royalty payments. Our strategy is to share the risk and reward and partner our assets as early as possible in the preclinical or development process to subsequently generate substantial medium-term revenues from FTE-based research payments and development milestone payments and long-term revenues from sales milestones and royalties. In the initial discovery and development stage, we do not earn any revenue from these arrangements. In the long-term, however, we expect our gross margin to improve since no significant expenses will be incurred in relation to milestones and royalties because our partners typically absorb the costs of clinical development and commercialization.

Additionally, we have invested in our biologics manufacturing facilities (J.POD®), which, once at full operational capacity in the mid-term, we expect to generate higher gross margins than our existing business.

Acquisitions and Disposals

Strategic acquisitions are part of our strategy for growth and strengthening our competitive position. We continually evaluate the market for attractive opportunities that are accretive to our business. We typically acquire companies that expand our value chain through access to new technologies or additional capacity, extend our offering and value chain, provide access to new customers or allow for extension of our geographical reach.

In July 2019, we completed the acquisition of Just Biotherapeutics, Inc., a U.S.-based technology company that integrates the design, development and manufacturing of biologics. The total consideration was €51.1 million in cash, increased by a possible performance-based component (earn-out) as contingent consideration valued at €3.9 million in cash as of the acquisition date.

In July 2020, we acquired from Sanofi “Biopark by Sanofi,” a real estate company owning and managing the Toulouse site where we had been the major tenant since acquiring Sanofi’s Toulouse-based scientific operations in 2015. The transaction included the transfer of a team of facility-related employees to us, who continue to manage the site. The acquired land and buildings secure additional capacity and flexibility for long-term growth of our operations in Toulouse, France. In April 2021, we announced the planned construction of our second J.POD® facility on the acquired land.

In addition, we have acquired, and may continue to acquire minority stakes in early-stage development companies through our EVOequity program, which is described in further detail in the “Business” section of this prospectus. These companies can either be entities with no prior relationship to us or spin-outs from our other programs, such as our BRIDGEs program. The related transactions may result in significant influence over the acquired entity in line with the IFRS definition presented in IAS 28 (generally 20% or more of voting rights) and therefore require us to account for these investments using the equity method. In this case, in addition to the balance sheet impact, our share of the investee’s profit or loss will impact our results of operations under “share of the result of associates accounted for using the equity method,” but will have no effect on our Adjusted EBITDA. Fair value adjustments of our equity investments that are not accounted for using the equity method also impact our results of operations from time to time. For example, during the six months ended June 30, 2021, we recognized €116.1 million from a re-measurement of Exscientia Ltd. Fair value adjustments of a similar magnitude may or may not occur in the future.

Foreign Currency Exchange Rates

Due to our international business operations, we are subject to both foreign exchange transaction and translation risks. Our reporting currency is the Euro, however, we also incur revenues and expenses in U.S. dollar and pound sterling. Other currencies are of less relevance.

Transactional risk arises when we and our subsidiaries execute transactions in a currency other than our respective functional currency. Our principal exposure to translation effects relates to pound sterling and the U.S. dollar. In 2020, 45% and 14% of our revenue and 17% and 24% of our cost of revenue was in U.S. dollars and pound sterling, respectively. In 2019, 39% and 14% of our revenue and 9% and 26% of our cost of revenue was in U.S. dollars and pound sterling, respectively. For the six months ended June 30, 2021, 46% and 12% of our revenue and 20% and 21% of our cost of revenue was in U.S. dollars and pound sterling, respectively. For the six months ended June 30, 2020, 43% and 15% of our revenue and 16% and 24% of our cost of revenue was in U.S. dollars and pound sterling, respectively.

Where we are unable to match sales received in a foreign currency with expenses paid in the same currency, our results of operations are affected by currency exchange rate fluctuations. We also use derivatives such as currency futures and swaps to mitigate foreign exchange risk.

R&D Tax Credits

We receive R&D tax credits for qualifying research related expenses in France, the United Kingdom, Italy and Germany. The credits are recognized under other operating income. These credits amounted to €25.3 million in 2020 as compared to €28.2 million in 2019. For the six months ended June 30, 2021, these credits amounted to €14.2 million as compared to €11.9 million for the six months ended June 30, 2020.

In general, the R&D tax credit policies in the countries where we operate have been stable in recent years, with some countries expanding their R&D tax credit policies to our benefit. However, there have been recent changes to Italy’s policies that significantly reduced our allowance in 2020 and during the six months ended June 30, 2021 compared to 2019. Due to changes to Italian tax laws, a new tax credit was granted in Italy for which we are eligible starting from June 2021. We have already accrued €0.4 million under the new tax credit as of June 30, 2021. Further changes or full or partial expirations of these programs may affect our future financial performance.

COVID-19 Pandemic

As of the date of this prospectus, the COVID-19 pandemic has had limited adverse impact on our financial results. Overall, in 2020, we exceeded our revenue target, however, revenue from milestone payments declined €13.3 million as our partners experienced delays starting or continuing clinical trials. During the six months ended June 30, 2021, our milestone payments increased by €1.9 million when compared to the same period in the previous year. Furthermore, the introduction of shiftwork resulted in fewer billable hours and we incurred minor costs related to protective equipment, such as the provision of masks. However, decreases in certain project-related costs from reduced spending on travel, training and conferences, have substantially offset any of the negative impact on our Adjusted EBITDA.

The COVID-19 pandemic stimulated growth in the pharmaceutical and biotechnology sectors, which in turn benefits our company. Like other companies in our industry, we are making contributions to combat COVID-19 through a number of activities. For example, in July 2020, our wholly-owned subsidiary Just—Evotec Biologics received an order from the U.S. Department of Defense for the development and manufacture of monoclonal antibodies (“mAbs”) for the treatment and prevention of COVID-19.

As the COVID-19 pandemic continues, we may remain exposed to the changes and expenses outlined above or face challenges to our business. For more information, see “Risk Factors—COVID 19 has affected and any similar pandemic, epidemic or outbreak of an infectious disease may materially and adversely affect, our business, financial condition, results or operations, cash flows and prospects.”

Key Performance Metrics and Non-IFRS Measures

We review a number of key performance metrics and non-IFRS measures to assess the progress of our business, make decisions about where to allocate time and investments and assess the near-term and longer-term performance of our business. The measures set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with IFRS. The following table sets forth these metrics as of and for the periods presented:

	Years Ended December 31,		Change
	2020	2019	€	%
	(In thousands, except number of customers, number of customers > €1 million revenue, repeat business)
Revenues from contracts with customers	€500,924	€446,437	€54,487	12.2%
Unpartnered R&D expenses	€(46,441)	€(37,477)	€(8,964)	23.9%
Net income	€6,252	€37,228	€(30,976)	(83.2)%
Adjusted EBITDA	€106,621	€123,143	€(16,522)	(13.4)%
Number of customers	829	769	60	7.8%
Number of customers > €1 million revenue	86	79	7	8.9%
Annual Repeat business	90%	92%	—	(2.2)%

	Six Months Ended June 30,		Change
	2021	2020	€	%
	(In thousands, except number of customers, number of customers > €1 million revenue)
Revenues from contracts with customers	€271,302	€230,989	€40,313	17.5%
Unpartnered R&D expenses	€(27,842)	€(21,562)	€(6,280)	29.1%
Net income	€112,717	€7,259	€105,458	1,452.8%
Adjusted EBITDA	€36,188	€47,268	€(11,080)	(23.4)%
Number of customers	626	618	8	1.3%
Number of customers > €1 million revenue	58	47	11	23.4%

Revenues from Contracts with Customers

We recognize revenues in line with the requirements of IFRS 15: “Revenues from Contracts with Customers.” Our revenues from contracts with customers were €500.9 million and €446.4 million in 2020 and 2019, respectively. For the six months ended June 30, 2021 and 2020, our revenues from contracts with customers were €271.3 million and €231.0 million, respectively.

Unpartnered R&D Expenses

We distinguish between partnered and unpartnered R&D. Partnered R&D is where we bear the expenses and are refunded by our partners. Unpartnered R&D is conducted at our own expense, and if successful, we partner such projects through our EVOequity program. We consider unpartnered R&D a measure of our investment in future potential EVT Innovate projects.

Our unpartnered R&D expenses were €46.4 million and €37.5 million in 2020 and 2019, respectively. For the six months ended June 30, 2021 and 2020, our unpartnered R&D expenses were €27.8 million and €21.6 million, respectively.

Net Income

Our net income declined by €31.0 million, or 83.2%, from €37.2 million in 2019 to €6.3 million in 2020. This decrease mainly resulted from a decrease in gross margin from 29.8% to 25.1%, in part as a result of an increase in losses from share of the result of associates accounted for using the equity method in the amount of €8.2 million and as well as an increase in losses from foreign currency exchange in the amount of €8.2 million. Our net income increased by €105.5 million from €7.3 million in the six months ended June 30, 2020 to €112.7 million in the six months ended June 30, 2021. This increase mainly resulted from the fair value adjustment of Evotec’s participation in Exscientia Ltd. in the amount of €116.1 million.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results and change in contingent consideration (earn-out).

Adjusted EBITDA is a non-IFRS measures presented as a supplemental measure of our performance. Adjusted EBITDA should not be considered as an alternative to net income as a measure of financial performance. Adjusted EBITDA is presented because it is a key metric used by our Management Board to assess our financial performance. Management believes Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business. Our definition of this non-IFRS financial measure may not be comparable to similarly titled measures of other companies, thereby, reducing the usefulness of our Adjusted EBITDA as a tool for comparison.

Adjusted EBITDA declined by €16.5 million, or 13%, to €106.6 million in 2020 from €123.1 million in 2019, primarily as a result of the expiration in March 2020 of an agreement with Sanofi in relation to the Toulouse site that included revenue bearing services and the reimbursement of certain costs such as administrative expenses. Furthermore, R&D expenses increased and milestone revenues declined in 2020 when compared to 2019 as our partners experienced delays starting or continuing clinical trials as a result of COVID-19. Adjusted EBITDA decreased by €11.1 million, or 23.4%, to €36.2 million for the six months ended June 30, 2021 from €47.3 million for the six months ended June 30, 2020. This decrease was primarily a result of a delay in the payment of milestones, lower gross margin, a negative foreign currency effect of €7.4 million and the end of the Sanofi payments for the Toulouse site which generated €8.6 million of income for the six months ended June 30, 2020.

The following table provides the reconciliation of net income to Adjusted EBITDA for the periods presented below:

	Six Months Ended June 30,		Years Ended December 31,
(In € thousands)	2021	2020	2020	2019
Net income	112,717	7,259	6,252	37,228
Interest expense (net)	3,260	3,376	7,126	5,224
Tax expense	1,708	4,565	19,555	19,334
Depreciation of tangible assets	22,651	21,216	42,123	36,456
Amortization of intangible assets	6,428	7,135	13,937	12,349

EBITDA	146,764	43,551	88,993	110,591
Impairment of intangible assets	683	—	3,244	10,272
Impairment of goodwill	—	—	—	1,647
Measurement gains from investments	(116,148)	—	(1,500)	(80)
Share of the loss of associates accounted for using the equity method	9,818	3,644	10,434	2,210
Other income from financial assets, net	(11)	(37)	(27)	(32)
Foreign currency exchange (loss) gain, net	(3,089)	272	6,935	(1,220)
Other non-operating income, net	60	(162)	(252)	(70)
Change in contingent consideration (earn-out)	(1,889)	—	(1,206)	(175)

Adjusted EBITDA	36,188	47,268	106,621	123,143

Number of Customers

Our number of customers increased by 7.8% from 769 in 2019 to 829 in 2020. Our number of customers increased by 1.3% from 618 for the six months ended June 30, 2020 to 626 for the six months ended June 30, 2021. An entity with multiple subsidiaries, segments, or divisions is defined and counted as a single customer, even if we have separate agreements with multiple subsidiaries, segments, or divisions that are part of the same entity.

Number of Customers Who Contributed More Than €1 million to Our Revenue

The number of customers who contributed more than €1 million to our revenue were 86 and 79 in 2020 and 2019, respectively, and 58 and 47 for the six months ended June 30, 2021 and 2020, respectively.

Our largest customers by revenues, Bristol Meyer Squibb (“BMS”), Merck and Sanofi, collectively accounted for 24% of revenues from contracts with customers in 2020. In 2019, BMS, Merck and Sanofi were also our largest customers by revenue, together contributing 30% to our revenues. The decrease in the percentage of our revenues generated from our three largest customers is a result of revenue growth with other customers and the expiration of the Sanofi agreement for the Toulouse site in March 2020. For the six months ended June 30, 2021, our largest customers by revenues, BMS, Merck and the U.S. Department of Defense (DOD), collectively accounted for 23% of revenues from contracts with customers. For the six months ended June 30, 2020, BMS, Sanofi and Merck were our largest customers by revenue, together contributing 22% to our revenues. The increase in the percentage of our revenues generated from our three largest customers is a result of strong revenue growth with BMS.

Repeat Business

We define annual repeat business as the percentage of revenues with customers who have purchased products and services from us at least once in both the current year and the previous year. We review repeat business on a yearly basis. Repeat business was 90% and 92% in 2020 and 2019, respectively. We believe our significant amount of repeat business is primarily due to our ability to achieve success and high satisfaction of our partners and customers. The extent to which we generate repeat business from our customers will be an important factor in our continued revenue growth.

Our Operating Segments

The following table details our operating income (loss) and Adjusted EBITDA for the six months ended June 30, 2021 and 2020 for each segment:

	Six Months Ended June 30, 2021
	EVT Execute	EVT Innovate	Intersegment eliminations	Evotec Group
(In € thousands)	(unaudited)
Revenues	213,998	57,304	—	271,302
Intersegment revenues	65,543	—	(65,543)	—
Costs of revenue	(226,540)	(47,965)	59,505	(215,000)

Gross profit	53,001	9,339	(6,038)	56,302
Research and development expenses	(986)	(40,486)	6,038	(35,434)
Selling, general and administrative expenses	(37,171)	(9,212)	—	(46,383)
Impairment of intangible assets	—	(683)	—	(683)
Other operating income	12,928	23,251	—	36,179
Other operating expenses	(1,561)	(105)	—	(1,666)

Total operating income (expenses)	(26,790)	(27,235)	6,038	(47,987)

Operating income (loss)	26,211	(17,896)	—	8,315

Adjusted EBITDA(1)	51,886	(15,698)	—	36,188

	Six Months Ended June 30, 2020
	EVT Execute	EVT Innovate	Intersegment eliminations	Evotec Group
(In € thousands)	(unaudited)
Revenues	185,713	45,276	—	230,989
Intersegment revenues	51,047	—	(51,047)	—
Costs of revenue	(180,576)	(43,742)	46,394	(177,924)

Gross profit	56,184	1,534	(4,653)	53,065
Research and development expenses	(2,586)	(31,863)	4,653	(29,796)
Selling, general and administrative expenses	(29,745)	(6,787)	—	(36,532)
Impairment of intangible assets	—	—	—	—
Other operating income	10,238	24,861	—	35,099
Other operating expenses	(2,103)	(816)	—	(2,919)

Total operating income (expenses)	(24,196)	(14,605)	4,653	(34,148)

Operating income (loss)	31,988	(13,071)	—	18,917

Adjusted EBITDA(1)	58,245	(10,977)	—	47,268

(1)

Adjusted EBITDA is defined as net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results and change in contingent consideration (earn-out). For a reconciliation of Adjusted EBITDA to net income (loss) see “—Key Performance Metrics and Non-IFRS Measures—Adjusted EBITDA.

The following table details our operating income (loss) and Adjusted EBITDA for the years ended December 31, 2020 and 2019 for each segment:

	Year Ended December 31, 2020
(In € thousands)	EVT Execute	EVT Innovate	Intersegment eliminations	Evotec Group
Revenues	394,094	106,830	—	500,924
Intersegment revenues	115,776	—	(115,776)	—
Costs of revenue	(382,921)	(97,606)	105,346	(375,181)

Gross profit	126,949	9,224	(10,430)	125,743
Research and development expenses	(4,449)	(69,926)	10,430	(63,945)
Selling, general and administrative expenses	(61,786)	(15,452)	—	(77,238)
Impairment of intangible assets	—	(3,244)	—	(3,244)
Other operating income	20,792	51,383	—	72,175
Other operating expenses	(4,177)	(791)	—	(4,968)

Total operating income (expenses)	(49,620)	(38,030)	10,430	(77,220)

Operating income (loss)	77,329	(28,806)	—	48,523

Adjusted EBITDA(1)	129,281	(22,660)		106,621

	Year Ended December 31, 2019
(In € thousands)	EVT Execute	EVT Innovate	Intersegment eliminations	Evotec Group
Revenues	351,366	95,071	—	446,437
Intersegment revenues	82,698	—	(82,698)	—
Costs of revenue	(324,616)	(62,418)	73,488	(313,546)

Gross profit	109,448	32,653	(9,210)	132,891
Research and development expenses	(2,144)	(65,498)	9,210	(58,432)
Selling, general and administrative expenses	(52,524)	(14,022)	—	(66,546)
Impairment of intangible assets	—	(10,272)	—	(10,272)
Impairment of goodwill	—	(1,647)	—	(1,647)
Other operating income	30,845	45,653	—	76,498
Other operating expenses	(8,818)	(1,080)	—	(9,898)

Total operating income (expenses)	(32,641)	(46,866)	9,210	(70,297)

Operating income (loss)	76,807	(14,213)	—	62,594

Adjusted EBITDA(1)	122,507	636		123,143

(1)

Adjusted EBITDA is defined as net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results and change in contingent consideration (earn-out). For a reconciliation of Adjusted EBITDA to net income (loss) see “—Key Performance Metrics and Non-IFRS Measures—Adjusted EBITDA.”

In 2021, we implemented changes to our internal management reporting and now allocate amounts for recharges to the segments. We made retrospective restatements to our segment results for the years 2019 and 2020, as well as for the six months ended June 30, 2020.

Components of Results of Operations

Revenues from Contracts with Customers

Revenue from contracts with customers consists mainly of service fees and FTE-based research payments.

We maintain a large portfolio of partnered pipeline assets generating revenues from upfront and milestone payments as well as a number of unpartnered pipeline assets that we are progressing for future partnering. We expect the relative share of revenues from milestones and royalties as a percentage of total revenue to increase as our pipeline matures.

Costs of Revenue

Costs of revenue includes the cost of personnel directly associated with revenue generating projects, facilities and overhead used to directly support those projects, and outsourced services used and materials consumed in the provision of the products or services as well as amortization and depreciation.

R&D Expenses

Our R&D expenses comprise expenses incurred in connection with our in-house discovery platforms and developing new unpartnered pipeline assets as well as overhead expenses for both our partnered and unpartnered R&D projects.

We receive grants and funding from government authorities as well as private foundations for the support of some selected R&D projects. These grants are linked to projects and are recognized as a reduction mainly of R&D expenses when they are received.

We expense our research activities as incurred. Due to the high uncertainty associated with early stage development activities in the pharmaceutical sector, the precondition for the capitalization of development expenses as outlined in IAS 38 is generally not satisfied. Therefore, we have not capitalized internally generated development costs to date.

R&D projects that are acquired in a business combination are capitalized at fair value when those R&D projects are expected to generate probable future economic benefits to our business. R&D costs acquired in a business combination are not amortized until they are sustainably generating benefits.

We expect R&D expenses to continuously increase for the foreseeable future as our current pipeline progresses and we develop new pipeline assets.

Selling, General and Administrative Expenses

Our selling expenses mainly consist of personnel costs (including share-based compensation), social security, travel costs and consultancy expenses of our business development team. General and administrative expenses primarily consist of personnel related costs (including share-based compensation) for procurement and logistics, finance, legal, human resources, information technology, investor relations, risk management and other administrative functions, professional fees, accounting and legal services and facility costs related to space used by the support functions. These costs relate to the day-to-day administrative operation of the business and are unrelated to the R&D of any individual asset.

Following the completion of this offering, we expect to incur additional expenses as a result of being listed on a U.S. securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, including third party and internal resources related to SOX compliance. As a result, we expect the amount of our selling, general and administrative expense to increase for the foreseeable future.

Impairment of Intangible Assets and Goodwill

Impairment of intangible assets and impairment of goodwill consist of the losses resulting from the differences between the carrying amount of related assets and their recoverable amount, which is the higher of the asset’s fair value less cost to sell or value in use. An impairment of goodwill may occur in case the expected performance of the underlying cash-generating unit falls below the expectation at the time of the acquisition of the relevant business. Impairments of intangible assets typically occur when scientific programs do not meet expectations in terms of scientific results or timelines for partnering, thereby impacting expectations for future cash flows.

Other Operating Income

Other operating income mainly consists of tax credits received from tax incentive programs in the context of qualifying R&D expenses in different jurisdictions and refunds from third parties for cost charges.

Tax credits can regularly be partially or fully offset from tax payments to fiscal authorities. We account for income from such R&D tax credit programs as other operating income instead of offsetting them from income tax expenses.

In addition, we recharge current costs incurred at the Toulouse and ID Lyon sites to Sanofi in connection to our agreements signed in 2015 and 2018, respectively. The Toulouse agreement ended in March 2020, while the ID Lyon agreement will continue until June 2023. The Toulouse site agreement included the reimbursement of certain costs related to administrative expenses and rent expenses which were recognized under other operating expenses. For the Lyon site agreement, Sanofi agreed to license to us most of its infectious disease research and early-stage development portfolio and transfer its infectious disease research unit to us, in addition to providing significant mid-term funding to ensure support and progression of the portfolio for which it retained certain option rights on the development, manufacturing, and commercialization of anti-infective products. We recognize these amounts in other operating income when they are a direct reimbursement of costs. There is no underlying direct exchange of these services for this income and therefore a recognition as revenue is not suitable. The related expenses are recognized under R&D expenses.

Other Operating Expenses

Our current other operating expenses mainly consist of the expenses that we recharge to our partners for specific projects, such as the Toulouse agreement. These expenses include facility costs, consultancy expenses, personnel costs and incidental wage costs; outsourced services, materials consumed and depreciation. The related income is recognized under other operating income.

Interest Income and Expenses

Interest income consists of interest accrued or paid on cash deposits and short-term investments as well as other financial instruments.

Interest expenses consist primarily of interest from our Euro denominated short term and long terms loans and promissory notes. A small portion of our finance expenses are related to interest expense on our revolving credits, which we utilize at certain points in the year as needed. Interest expenses also arise from our lease obligations according to IFRS 16 as well as for the unwind of discounts of our earn-out liabilities.

Measurement gains from Investments

Our measurement gains from investments includes fair value adjustments for investments measured in accordance with IFRS 9.

Share of the Result of Associates Accounted for Using the Equity Method

Share of the result of associates accounted for using the equity method consists of our participation in the profits or losses generated as well as fair value differences where applicable.

Foreign Currency Exchange Gain (Loss), Net

Our business and reported profitability are affected by fluctuations in foreign exchange rates mainly between the U.S. dollar, pound sterling and the Euro. A strengthening/weakening of these currencies as compared to each other and against other currencies, leads to foreign currency exchange gains or losses in our consolidated income statement.

Tax Income (Expense)

Tax income (expense) represents the tax charge or credit on our profit or loss for the year and includes both current and deferred taxation. Tax income (expense) is recognized in the income statement unless it relates to items recognized directly in equity, when it is recognized through the statement of comprehensive income. Deferred tax income (expense) consists of the tax impact of tax loss carryforwards and temporary differences. In the future, we expect to continue to benefit from certain tax loss carryforwards as we have incurred negative income in certain group entities including Evotec SE in the past, which is discussed in more detail under “Comparison of the Years Ended December 31, 2020 and 2019—Income and deferred taxes” below. We expect our income taxes to continue to increase on an absolute Euro basis as we continue to grow.

Comparison of the Six Months Ended June 30, 2021 and 2020

The following table summarizes our consolidated statements of operations for each period presented:

	Six Months Ended June 30,		Variance
	2021	2020	€	%
(In € thousands)	(unaudited)
Revenues from contracts with customers	271,302	230,989	40,313	17.5
Costs of revenue	(215,000)	(177,924)	(37,076)	20.8

Gross profit	56,302	53,065	3,237	6.1

Research and development expenses	(35,434)	(29,796)	(5,638)	18.9
Selling, general and administrative expenses	(46,383)	(36,532)	(9,851)	27.0
Impairment of intangible assets	(683)	—	(683)	(100.0)
Other operating income	36,179	35,099	1,080	3.1
Other operating expenses	(1,666)	(2,919)	1,253	(42.9)
Operating income (loss)	8,315	18,917	(10,602)	(56.0)

Interest income and expense	(3,260)	(3,376)	116	(3.4)
Measurement gains from investments	116,148	—	116,148	100.0
Share of the result of associates accounted for using the equity method	(9,818)	(3,644)	(6,174)	169.4
Other income from financial assets	11	37	(26)	(70.3)
Foreign currency exchange gain (loss), net	3,089	(272)	3,361	1,235.7
Other non-operating income (expense), net	(60)	162	(222)	(137.0)

Income before tax	114,425	11,824	102,601	867.7

Income tax expense	(3,432)	(4,427)	995	(22.5)
Deferred tax income (expense)	1,724	(138)	1,862	(1,349.3)

Net income	112,717	7,259	105,458	1,452.8

Revenues from Contracts with Customers

Revenues from contracts with customers increased by €40.3 million, or 17.5%, from €231.0 million for the six months ended June 30, 2020 to €271.3 million for the six months ended June 30, 2021. The increase is mainly due to a positive performance across all business lines as well as the higher contribution of Just – Evotec Biologics of € 6.7 million for the six months ended June 30, 2021.

Revenues from milestone payments increased by €1.9 million, or 85.9%, from €2.2 million for the six months ended June 30, 2020 to €4.1 million for the six months ended June 30, 2021. Milestone revenues in the first half of 2021 were recognized from a number of collaborations from both business segments.

Foreign exchange rate fluctuations had a negative impact on our revenues by €11.5 million for the six months June 30, 2021 when compared to the prior year period. Revenues from recharges of materials increased to €15.5 million for the six months ended June 30, 2021 from €9.2 million for the six months ended June 30, 2020.

Total revenues in the EVT Execute segment increased by €42.8 million, or 18.1%, from €236.8 million for the six months ended June 30, 2020 to €279.5 million for the six months ended June 30, 2021 due to a strong performance in fee-for-service and FTE revenue business, including a contribution of €23.0 million by Just – Evotec Biologics. This increase included a €14.5 million increase in intersegment revenues (revenues for services performed by EVT Execute for projects accounted for within EVT Innovate) which were €65.5 million and €51.0 million for the six months ended June 30, 2021 and 2020, respectively. The increase in intersegment revenues of 28.4% resulted from the support of EVT Innovate’s growth in external collaborations as well as internal R&D projects. Milestone revenues amounted to €1.8 million and €2.2 million for the six months ended June 30, 2021 and 2020, respectively.

Revenues in the EVT Innovate segment increased by €12.0 million, or 26.6%, from €45.3 million for the six months ended June 30, 2020 to €57.3 million for the six months ended June 30, 2021. The increase is mainly due to higher revenues from our collaborations of €10.0 million, primarily with BMS, Sanofi, Chinook and CureXsys. Milestone payments in the EVT Innovative segment totalled €2.3 million for the six months ended June 30, 2021. There was no milestone payment for the six months ended June 30, 2020.

Costs of Revenue

Costs of revenue increased by €37.1 million, or 20.8%, from €177.9 million for the six months ended June 30, 2020 to €215.0 million for the six months ended June 30, 2021. The increase in Costs of revenue is mainly volume-driven and due to capacity build-up ahead of the launch of J.POD® 1 US facility in Redmond, U.S. Gross margin decreased to 20.8% for the six months ended June 30, 2021 from 23.0% for the six months ended June 30, 2020 primarily in connection with start-up costs for the J.POD® 1 US facility, a low level of milestones revenues, negative effects from foreign exchange rate fluctuations in the amount of €7.7 million and the end of payments from Sanofi for the Toulouse site which contributed €8.6 million during the six months ended June 30, 2020.

Costs of revenue in the EVT Execute segment increased by €46.0 million, or 25.5%, from €180.6 million for the six months ended June 30, 2020 to €226.5 million for the six months ended June 30, 2021. Gross margin decreased from 23.7% for the six months ended June 30, 2020 to 19.0% for the six months ended June 30, 2021. The gross margin in the first six months of 2021 was mainly a result of the capacity build-up prior to the start of decrease in J.POD® 1 US, the loss of Sanofi revenues for the Toulouse site and adverse foreign exchange movements.

Costs of revenue in the EVT Innovate segment increased disproportionately to revenues by €4.2 million, or 9.7%, from €43.7 million for the six months ended June 30, 2020 to €48.0 million for the six months ended June 30, 2021. Gross margin increased from 3.4% for the six months ended June 30, 2020 to 16.3% for the months ended June 30, 2021. The increase in the gross margin is mainly impacted by the €2.3 million in milestone contributions and the composition of higher margin projects in the first six months of 2021.

R&D Expenses

R&D expenses increased by €5.6 million, or 18.9%, from €29.8 million for the six months ended June 30, 2020 to €35.4 million for the six months ended June 30, 2021. In particular, the increase is due to higher expenses for proprietary EVT Innovate projects, including QRbeta. Proprietary projects in the EVT Innovate segment accounted for 87.1% and 77.6% of total R&D expenses for the six months ended June 30, 2021 and June 30, 2020, respectively. The indirect expenses consist of overhead expenses and are not specifically allocated to the sub-project areas. Indirect expenses represented 8.7% and 15.1% of the total R&D expenses for the six months ended June 30, 2021 and June 30, 2020, respectively. No single project represented more than 8.1% of total R&D expenses in the periods presented, and therefore we are presenting our expenses by therapeutic category and platform.

The following table presents our R&D expenses by category for the periods shown:

	Six Months Ended June 30,		% of total R&D expenses
(In € thousands)	2021	2020	2021	2020
Neuroscience & Pain	(4,336)	(3,306)	12.2%	11.1%
Oncology	(5,183)	(4,495)	14.6%	15.1%
Metabolic Diseases	(4,590)	(3,951)	13.0%	13.3%
Inflammation & Immunology	0	0	0.0%	0.0%
Virology	(1,760)	(1,900)	5.0%	6.4%
Anti-Bacterial	(4,044)	(4,350)	11.4%	14.6%
Global Health	(1,481)	(673)	4.2%	2.3%
Innovate Platform R&D	(9,487)	(4,463)	26.8%	15.0%

Total Proprietary innovative projects expenses	(30,880)	(23,136)	87.1%	77.6%
Biologics	(227)	(1,887)	0.6%	6.3%
Gene Therapy	(535)	0	1.5%	0.0%
Other	(699)	(260)	2.0%	0.9%

Platform R&D expenses	(1,461)	(2,147)	4.1%	7.2%
Overhead expenses	(3,093)	(4,513)	8.7%	15.1%

Total R&D expenses	(35,434)	(29,796)	100.0%	100.0%

thereof:

Partnered R&D expenses	(7,592)	(8,234)	21.4%	27.6%
Unpartnered R&D expenses	(27,842)	(21,562)	78.6%	72.4%

Unpartnered R&D expenses increased by €6.3 million, or 29.1%, from €21.6 million for the six months ended June 30, 2020 to €27.8 million for the six months ended June 30, 2021. The increase is mainly due to the increased research investments into IPSC projects, QRbeta, global health projects and several other platform projects of EVT Innovate.

R&D expenses for partnered assets slightly decreased to €7.6 million for the six months ended June 30, 2021 from €8.2 million for the six months ended June 30, 2020 as the portion of global health projects funded by partners decreased in comparison to the prior year period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by €9.9 million, or 27%, from €36.5 million for the six months ended June 30, 2020 to €46.4 million for the six months ended June 30, 2021, primarily due to higher personnel related expenses, IT expenses and depreciation expenses. Personnel related expenses increased from €22.5 million for the six months ended June 30, 2020 to €30.5 million for the six months ended June 30, 2021, in line with our growth in headcount. Furthermore, IT costs increased by €0.6 million from €2.8 million for the six months ended June 30, 2020 to €3.4 million for the six months ended June 30, 2021, due to an increase in investments in IT systems, infrastructure and security. Additionally, higher depreciation in the amount of €12.5 million and €10.4 million was recognized for the six months ended June 30, 2021 and 2020, respectively, as a result of higher capital expenditures for infrastructure measures at various sites and due to rights of use relating to the new building for J.POD® 1 US. Furthermore, General and Administrative expenses of €1.1 million for the six months ended June 20, 2021 resulted from new strategic initiatives related to proposed financing options and the construction of the J.POD® 2 EU in Toulouse in France.

The increase was partially offset by a decrease in consultancy expenses, travel and training expenses and temporary staff expenses. Consultancy expenses decreased by €0.4 million from €5.1 million for the six months ended June 30, 2020 to €4.7 million for the six months ended June 30, 2021. This decrease was due to a decrease in consultancy for software projects and M&A. Travel and training expenses decreased by €0.3 million due to pandemic-related restrictions. Furthermore, we reduced our expenses for temporary administrative staff by €0.3 million.

Impairment of Intangible Assets

Impairment of intangible assets amounted to €0.7 million for the six months ended June 30, 2021 and there was no impairment for the six months ended June 30, 2020. The Impairment loss for the six months ended June 30, 2021 as a result of reduced pre-clinical activity related to technology developed in the EVT Innovate segment which was acquired in previous years.

Other Operating Income

Other operating income increased by €1.1 million, or 3.1%, from €35.1 million for the six months ended June 30, 2020 to €36.2 million for the six months ended June 30, 2021. This increase was primarily due to a release of earn-out accruals in the amount of €2.1 million as well as €2.3 million higher R&D tax credits mostly in France and UK and the new scheme in Italy.

Cost reimbursement from Sanofi for the ID Lyon site remained consistent with a slight decrease and were €18.6 million and €18.8 million for the six months ended June 30, 2021 and 2020, respectively.

Other Operating Expenses

Other operating expenses decreased by €1.3 million, or 42.9%, from €2.9 million for the six months ended June 30, 2020 to €1.7 million for the six months ended June 30, 2021. This decrease was primarily due to the expiration of the Sanofi collaboration for the Toulouse site in March 2020.

Interest Income and Expense

Interest income and expense remained consistent at €3.3 million for the six months ended June 30, 2021 compared to €3.4 million for the six months ended June 30, 2020.

Measurement Gains from Investments

Measurement gains from investments was €116.1 million for the six months ended June 30, 2021 and arose from the investment in Exscientia Ltd. There was no measurement gain from investments for the six months ended June 30, 2020. Exscientia Ltd. completed two significant financing rounds in the first half of 2021, in which Evotec did not participate. As a result, our shareholding declined from 20.23% to 14.84%. As a consequence of the dilution of our ownership percentage, the investment in Exscientia Ltd. is no longer accounted for using the equity method, but is measured at fair value in accordance with IFRS 9. This change in accounting resulted in a fair value adjustment of €116.1 million.

Share of the Result of Associates Accounted for using the Equity Method

Share of the result of associates accounted for using the equity method increased by €6.2 million, or 169.4%, from €3.6 million for the six months ended June 30, 2020 to €9.8 million for the six months ended June 30, 2021, reducing net income in both periods. This increase was primarily due to net losses from our new equity investments CureXsys and Dark Blue in the amount of €1.2 million and €0.7 million, respectively. For the six months ended June 30, 2020, we recognized €3.9 million of gains from equity investments from NephThera through the difference between the acquisition cost and fair value of the identified assets and liabilities of the investment. No gains from equity investments were recognized during the first six months of 2021.

Foreign Currency Exchange Gain (Loss), net

Foreign currency exchange gains were €3.1 million for the six months ended June 30, 2021 and foreign currency exchange losses were €0.3 million for the six months ended June 30, 2020. The change in foreign exchange gains and losses for the six months ended June 30, 2021 was a result of the weakened Euro against the pound sterling.

Income and Deferred Taxes

Income and deferred tax expenses decreased by €2.9 million from €4.6 million for the six months ended June 30, 2020 to €1.7 million for the six months ended June 30, 2021. As a result of a temporary difference on measurement gains on investments which were offset by previously unrecognized tax loss carryforwards, the effective tax rate significantly decreased compared to the prior year.

We recognize deferred tax assets to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused carry forward tax losses and unused tax credits can be utilized. This judgment is made annually and based on budgets and business plans.

Comparison of the Years Ended December 31, 2020 and 2019

The following table summarizes our consolidated statements of operations for each period presented:

	Year Ended December 31,		Variance
	2020	2019	€	%
(In € thousands)
Revenues from contracts with customers	500,924	446,437	54,487	12.2
Costs of revenue	(375,181)	(313,546)	(61,635)	19.7

Gross profit	125,743	132,891	(7,148)	(5.4)

Research and development expenses	(63,945)	(58,432)	(5,513)	9.4
Selling, general and administrative expenses	(77,238)	(66,546)	(10,692)	16.1
Impairment of intangible assets	(3,244)	(10,272)	7,028	(68.4)
Impairment of goodwill	—	(1,647)	1,647	(100.0)
Other operating income	72,175	76,498	(4,323)	(5.7)
Other operating expenses	(4,968)	(9,898)	4,930	(49.8)
Operating income (loss)	48,523	62,594	(14,071)	(22.5)

Interest income	1,339	2,232	(893)	(40.0)
Interest expense	(8,465)	(7,456)	(1,009)	13.5
Measurement gains from investments	1,500	80	1,420	1,775.0
Share of the result of associates accounted for using the equity method	(10,434)	(2,210)	(8,224)	372.1
Other income from financial assets	70	32	38	n.m
Other expense from financial assets	(43)	—	(43)	n.m
Foreign currency exchange gain (loss), net	(6,935)	1,220	(8,155)	(668.4)
Other non-operating income	683	234	449	n.m
Other non-operating expense	(431)	(164)	(267)	n.m

Income before tax	25,807	56,562	(30,755)	(54.4)

Income tax expense	(12,065)	(12,628)	563	(4.5)
Deferred tax expense	(7,490)	(6,706)	(784)	11.7

Net income	6,252	37,228	(30,976)	(83.2)

Revenues from Contracts with Customers

Revenues from contracts with customers increased by €54.5 million, or 12.2%, from €446.4 million in 2019 to €500.9 million in 2020. The increase is mainly due to the organic growth of our ongoing business from fee-for-service and FTE-rate based research services in the amount of €64.0 million and the full year revenue contribution from Just—Evotec Biologics in the amount of €39.3 million. Revenue contribution from Just—Evotec Biologics was €16.1 million in 2019, as we closed the acquisition in July 2019. This increase was partially offset by lower billable FTE hours as a result of a transition to shift-work due to the COVID-19 pandemic, lower milestone payments totaling €13.3 million and the cessation of payments from Sanofi for the Toulouse site subsequent to March 2020, resulting in an €18.0 million reduction of revenues in 2020.

Revenues from milestone and license payments decreased by €15.2 million, or 47.0%, from €32.3 million in 2019 to €17.1 million in 2020 primarily due to delays in milestones, in part due to our partners’ inability to start or continue clinical trials during the COVID-19 pandemic.

In addition, foreign exchange rate fluctuations had a negative impact on our revenues by €6.8 million in 2020.

Revenues from recharges of materials were €21.8 million and €14.5 million for the years ended December 31, 2020 and 2019, respectively. This revenue is not allocated to any segment for the years ended December 31, 2020 and 2019.

Revenues increased in 2020 mainly due to an increase in our EVT Execute segment. Total revenues in the EVT Execute segment increased by €75.8 million, or 17.5%, from €434.1 million in 2019 to €509.9 million in 2020. In particular, EVT Execute revenues from external customers increased in the amount of €31.5 million and includes revenues from recharges of materials and foreign exchange rate fluctuations. Revenues from Sanofi for the Toulouse site, which were mainly attributable to EVT Execute decreased by €16.3 million as compared to 2020 due to the expiration of our collaboration with Sanofi. EVT Execute revenues also included a full year of revenue contributions from Just—Evotec Biologics in 2020 (€39.3 million versus € 16.1 million in the previous year), and revenue from Evotec GT (Gene Therapy) subsequent to its launch in April 2020 (€4.4 million). The increase in EVT Execute revenues also included a €33.1 million increase in intersegment revenues (revenues for services performed by EVT Execute for projects accounted for within EVT Innovate) which totalled €115.8 million and €82.7 million in 2020 and 2019, respectively. The 40% increase in intersegment revenues resulted from the support of EVT Innovate’s growth in external collaborations as well as internal R&D projects.

Revenues in the EVT Innovate segment increased by €11.8 million, or 12.4%, from €95.1 million in 2019 to €106.8 million primarily as a result of higher project revenue from the ID Lyon site in the amount of €5.6 million and additional revenues from the area of kidney diseases (a joint venture with Vifor Pharma called NephThera) in the amount of €6.6 million. An additional increase in revenues in the amount of €16.3 million was driven by several other EVT Innovate collaborations. Milestone achievements in the EVT Innovative segment decreased to €12.0 million in 2020 from €25.2 million in 2019, due to the COVID-19 related delays in milestone achievements. License revenues decreased by €1.9 million in comparison to 2019.

Costs of Revenue

Costs of revenue increased by €61.6 million, or 19.7%, from €313.5 million in 2019 to €375.2 million in 2020. The increase resulted from a €42.1 million from overall growth, with €3.0 million from higher FTE usage and expenses for certain collaborations within our EVT Innovate segment and from €14.9 million resulting from the ramp-up and first full year of consolidation of the sites in Seattle and Redmond of Just—Evotec Biologics. The remainder resulted from higher amortization costs of €1.6 million.

Revenues from fee-for-service and FTE-rates based research services increased disproportionately in comparison to milestone revenues, Milestone revenue was €13.3 million lower in 2020 compared to 2019. In addition, payments of €18.0 million from Sanofi for the Toulouse site ceased in April 2020. As a result of these factors, gross margin decreased to 25.1% in 2020 from 29.8% in 2019.

Costs of revenue in the EVT Execute segment increased by €58.3 million, or 18.0%, from €324.6 million in 2019 to €382.9 million in 2020. The increase resulted mainly from the overall company growth and the ramp-up of the sites in Seattle and Redmond of Just—Evotec Biologics. In addition, amortization of intangible assets resulting from purchase price allocations from the acquisitions of Aptuit and Just Biotherapeutics are also recognized as costs of revenue. Gross margin decreased slightly from 25.2% in 2019 to 24.9% in 2020.

Costs of revenue in the EVT Innovate segment increased by €35.2 million, or 56.4%, from €62.4 million in 2019 to €97.6 million as a result of higher expenses for certain collaborations with future upside potentials in milestones and royalties. As a result of this, as well as lower revenues from milestone achievements and foreign exchange fluctuation, gross margin decreased from 34.3% in 2019 to 8.6%.

R&D Expenses

R&D expenses increased by €5.5 million, or 9.4%, from €58.4 million in 2019 to €63.9 million in 2020.

In particular, the increase is due to higher expenses for proprietary innovative projects, including the development of new platforms within the EVT Innovate segment such as QRBeta, PanHunter, PanOmics and AutobahnLabs. Related expenses increased from €50.0 million in 2019 to €51.0 million in 2020. Our proprietary innovative projects accounted for 79.7% and 85.6% of total R&D expenses for the years ended December 31, 2020 and 2019, respectively. No single project comprised more than 8.1% of total R&D expense for the six months ended June 30, 2021, compared to 4.7% in 2020 and 5.7% in 2019. The cost of internal R&D platform activities of Just—Evotec Biologics increased from €1.4 million in 2019 to €2.7 million in 2020. Indirect expenses (consisting of overhead expenses not specifically allocated to projects) increased from €6.4 million in 2019 to €9.3 million in 2020, primarily due to expenses incurred in connection with infectious disease projects. Indirect expenses represented 14.6% and 11.0% of the total R&D expenses for the years ended December 31, 2020 and 2019, respectively.

The following table presents our R&D expenses by category for the periods shown:

	Year Ended December 31,		% of total R&D expenses
(In € thousands)	2020	2019	2020	2019
Neuroscience & Pain	(7,504)	(6,636)	11.7%	11.4%
Oncology	(7,773)	(9,462)	12.2%	16.2%
Metabolic Diseases	(8,767)	(11,058)	13.7%	18.9%
Inflammation & Immunology	0	(133)	0.0%	0.2%
Virology	(3,938)	(8,171)	6.2%	14.0%
Anti-Bacterial	(9,551)	(9,866)	14.9%	16.9%
Global Health	(1,675)	(2,082)	2.6%	3.6%
Innovate Platform R&D	(11,766)	(2,628)	18.4%	4.5%

Total Proprietary innovative projects expenses	(50,974)	(50,035)	79.7%	85.6%
Biologics	(2,693)	(1,440)	4.2%	2.5%
Gene Therapy	0	0	0.0%	0.0%
Other	(943)	(553)	1.5%	0.9%

Platform R&D expenses	(3,636)	(1,993)	5.7%	3.4%
Overhead expenses	(9,335)	(6,403)	14.6%	11.0%

Total R&D expenses	(63,945)	(58,432)	100.0%	100.0%

thereof:

Partnered R&D expenses	(17,504)	(20,955)	27.4%	35.9%
Unpartnered R&D expenses	(46,441)	(37,477)	72.6%	64.1%

Unpartnered R&D expenses increased to €46.4 million in 2020 from €37.5 million in 2019 as a result of higher expenditures for proprietary assets and platform projects.

R&D expenses for partnered assets declined to €17.5 million in 2020 from €20.9 million in 2019. Partnered R&D expenses are fully assigned to EVT Innovate and refunds by our research partners in respect of such expenses are recorded under Other operating income. The decrease is mainly related to the infectious diseases portfolio of the ID Lyon site generating less project related costs that are reimbursable by our partner Sanofi.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by €10.7 million, or 16.1%, from €66.5 million in 2019 to €77.2 million in 2020, primarily due to higher personnel related expenses, IT expenses and acquisition related expenses. Personnel related expenses increased by €5.9 million in 2020 from €38.3 million in 2019 to €44.2 million in 2020, mainly due to continued growth in employee headcount in all areas. Furthermore, IT costs and license costs increased by €1.6 million from €4.4 million in 2019 to €6.0 million in 2020, due to an increase in personnel and higher license costs in connection with a new ERP program.

Additionally, Just—Evotec Biologics, Evotec GT and Biopark by Sanofi SAS joined the Group in July 2019, April 2020 and July 2020, respectively. These three entities contributed €6.7 million in 2020 and Just—Evotec Biologics contributed €1.9 million in 2019 to the Group’s growing selling, general and administrative expenses.

The increase was partially offset by a decrease in consultancy expenses in the amount of €2.1 million from €10.2 million in 2019 to €8.1 million in 2020, as a result of decreased software and M&A related consultancy expenses.

Impairment of Intangible Assets and Goodwill

Impairment of intangible assets decreased by €7.0 million, or 68.4%, from €10.3 million in 2019 to €3.2 million in 2020. Impairment losses in 2020 were related to the rights to future share in revenues of Haplogen GmbH, Vienna. Due to the fact that Haplogen GmbH lost a significant financing partner and the further development of the underlying projects was no longer assured, we conducted an impairment analysis, which resulted in €3.2 million impairment. Impairment losses in 2019 were related to the developed technologies obtained from the acquisition of Renovis Inc., San Francisco. The program was terminated in the second quarter of 2019 and the related technologies were fully written down in the amount of €10.3 million.

Impairment losses from goodwill were €1.6 million in 2019. The impairment of developed technologies from the acquisition of Renovis Inc. led to a triggering event to test the goodwill in the cash-generating unit of Evotec (US) Innovate for impairment. As a result of this test, the goodwill attributable to Evotec (US) Innovate of €1.6 million was fully impaired.

Impairment losses for both years were all allocated to the EVT Innovate segment.

Other Operating Income

Other operating income decreased by €4.3 million, or 5.7%, from €76.5 million in 2019 to €72.2 million in 2020. This decrease was primarily due to lower amount of R&D tax credits accounted for in 2020 in the amount €25.3 million as compared to €28.2 million recorded in 2019 due to change in legislation in Italy, partly off-set by increased R&D tax credits in France, the United Kingdom and, as of 2020, Germany.

Cost reimbursement from Sanofi for the ID Lyon site amounted to €39.8 million in 2020 compared to €37.2 million in 2019. Cost reimbursement from Sanofi for the Toulouse site decreased to €4.7 million in 2020 compared to €7.6 million in 2019 as a result of the expiration of the agreement in March 2020.

Other Operating Expenses

Other operating expenses decreased by €4.9 million, or 49.8%, from €9.9 million in 2019 to €5.0 million in 2020. This decrease was primarily due to the expiration of the Sanofi collaboration for the Toulouse site in March 2020, for which the other operating expenses for the Toulouse site were €7.5 million in 2019 but only €2.0 million in 2020.

Interest Income

Interest income decreased by €0.9 million, or 40%, from €2.2 million in 2019 to €1.3 million in 2020. Despite the higher overall cash position from October 2020, interest income decreased due to low or negative interest rates on cash deposits and short-term investments in 2020 when compared to 2019 and the phasing out of more interest bearing investments.

Interest Expense

Interest expense increased by €1.0 million, or 13.5%, from €7.5 million in 2019 to €8.5 million in 2020. This increase was partially due to a €0.5 million increase in interest expense from lease liabilities and due to an increase in interest expenses from bank loans and unwinding of discounts of earn-out liabilities.

Measurement Gains from Investments

Measurement gains from investments increased by €1.4 million, from €80 thousand in 2019 to €1.5 million in 2020. This increase resulted from fair value increases of long-term investments in 2020.

Share of the Result of Associates Accounted for using the Equity Method

Share of the result of associates accounted for using the equity method increased by €8.2 million, or 372.1%, from €2.2 million in 2019 to €10.4 million in 2020, reducing net income in both years. This increase was primarily due to increased net losses from, and greater ownership in, Exscientia Ltd. and Breakpoint Therapeutics GmbH in the amount of €2.2 million and €8.0 million, respectively, offset by €2.0 million net income from Nephtera GmbH and other insignificant investments.

Foreign Currency Exchange Gain (Loss), net

Foreign currency exchange losses were €6.9 million in 2020 and foreign currency exchange gains were €1.2 million in 2019. The change in foreign exchange gains and losses in 2020 was a result of the declining U.S. dollar and pound sterling exchange rates against the Euro by approximately 9% and 5%, respectively, through the year.

Income and Deferred Taxes

Income and deferred tax expense remained consistent, slightly increasing to €19.6 million for the year ended December 31, 2020 compared to €19.3 million for the year ended December 31, 2019. The primary impact on the increase in the effective tax rate between 2020 and 2019 resulted from the tax effect of a contribution-in-kind of certain intangible assets. Evotec International bought shares of NephThera GmbH and part of the purchase price was paid by giving access to a self-developed intangible asset. This contribution was considered under the local tax regime as an asset, but was not recognized as such for statutory reporting purposes. The effective tax rate was also impacted by the lack of recognition of certain deferred tax assets on loss-making entities.

We recognize deferred tax assets to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused carry forward tax losses and unused tax credits can be utilized. This judgment is made annually and based on budgets and business plans.

Liquidity and Capital Expenditures

We have historically funded our operations primarily through cash received in the ongoing operation of our business, from equity financing through private placements, and from the issuance of promissory notes or the incurrence of bank debt. Cash and cash equivalents are invested in accordance with our investment policy, primarily with a view to maintaining principal flexibility, liquidity and capital preservation, and consist primarily of cash in banks and on hand, fixed deposits and short-term deposits with an original maturity of three months or less. As of June 30, 2021, we had cash and cash equivalents of €382.3 million and short-term investments (corporate bonds and time deposits with maturities less than three months) of €67.0 million. As of June 30, 2021, 64.8% of our cash, cash equivalents and investments were held in Germany, of which 62.3%, 35.2% and 2.5% were in Euros, U.S. dollars and pound sterling, respectively. 35.2% of our cash, cash equivalents and investments were held outside of Germany, of which 28.9% were held in France, mainly in Euros, 22.6% in Italy, mainly in Euros and U.S. dollars, 24.6% were held in the United Kingdom mainly in pound sterling, 23.2% in the United

States, mainly in U.S. dollars and 0.6% were held in other countries. We expect that the net proceeds from the offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses, capital expenditure requirements and equity portfolio engagements for at least the next 12 months.

We have two loan facilities in the amount of €5.0 million and €10.0 million repayable in 2021 and with interest rates of 1.28% and 1.20%, respectively. Our total unused credit line amount is €50.0 million as of June 30, 2021. Covenant compliance is certified quarterly and as of June 30, 2021, we met all covenants under these various loan agreements. We do not have any secured loans.

In June 2019, we successfully issued promissory notes in an aggregate principal amount of €250.0 million. The promissory notes have fixed and variable interest rates (average below 1.5%) and have 3, 5, 7, and 10 year maturities.

We provided convertible loans in the amount of $2.0 million in May 2020 and $5.0 million in November 2020 as interim financing to our equity investee Celmatix with interest rates of 8.0% and 8.0%, respectively. Additionally, we provided a convertible loan in the amount of €2.3 million as interim financing for our equity investee Eternygen with an interest rate of 6.0%. We subsequently provided interim financing to our equity investee Blacksmith in January 2021 in the amount of $1.0 million with an interest rate of 7.0%. The maturities of the U.S. dollar loans to Celmatix and Blacksmith are short term (2021), while the maturity of the Euro loan to Eternygen is long term (2025).

European Investment Bank Loan

In 2017, we signed a financing agreement with a line of credit amounting up to €75.0 million with the European Investment Bank (EIB). Under the agreement, the total amount was provided in various tranches from 2017 until 2020. The final tranche was drawn in September 2020. Each tranche carries a fixed interest rate of 1.6%. Such interest is due and payable semi-annual or where a tranche is cancelled or prepaid. The maturity date for each tranche is seven years from the respective disbursement date of the relevant tranche. We are subject to two financial covenants, net debt leverage and equity ratio. As of June 30, 2021, we are in compliance with the financial covenants. The financing agreement also includes a success share which is paid as a percentage of future proceeds from the R&D projects for the years 2024 to 2030 and equity investments if these succeed for the period until 2030.

R&D Innovation Financing

Our R&D innovation financing loans amounted to €8.3 million with a fixed interest rate of 1.2% as of June 30, 2021 and final maturity dates ranging from 2025 to 2029. The R&D innovation financing relates to three individual R&D projects that were financed by IKB Deutsche Industriebank AG through KfW Bank. As of June 30, 2021, we drew down all tranches in an aggregate principal amount of €8.6 million in line with project progress and repaid €0.3 million of the loan during the six months ended June 30, 2021.

In the six months ended June 30, 2021, we entered into and drew down on a new long-term innovation financing loan provided by IKB Deutsche Industriebank AG through KfW Bank in the amount of €20.4 million with a fixed interest rate of 1.4%. With the loan we received a grant from KfW Bank in the amount of €0.2 million. This loan is unsecured, not directly related to a specific R&D project and must be repaid in installments between 2023 and 2031.

Loan Maturities

	As of June 30,
(In € thousands)	2021	2020
Less than one year	50,000	6,101
Between one and five years	205,036	179,345
More than five years	113,115	161,578

Total	368,151	347,025

Capital Expenditures

In order to facilitate the continued growth of our company, we regularly invest in upgrading and expanding our technology and infrastructure. For example, we have made major enhancements to our technology platform with regard to the areas of translational biology, high content imaging and proteomics. Additionally, we have made our scientific operations more efficient by adding additional state-of-the-art sample management technology. We continued our investments in the expansion and development of individual locations into 2021. Our acquisition of the Biopark by Sanofi will significantly expand our capacities at the Toulouse site in the short-to-medium term. Our completion in 2020 of a new building in Goettingen will help us expand the areas of cell therapy and EVOpanOmics. In addition, we commenced the expansion of our existing campus in Abingdon, Oxfordshire, UK in 2020, to create a major integrated R&D center. We plan to build new capacities for proteomics in Munich in the next two years, and a new building for the planned iPSC center in Hamburg in the next few years.

We are in the process of constructing our first J.POD® facility in North America, an integral part of the J.DESIGN platform of Just—Evotec Biologics. We expect this facility will fulfil our production requirements for the coming years and strengthen our position as a major partner in drug discovery and development with pioneering technologies in the field of biologics. This new facility became operational in August 2021. In April 2021, we announced the construction of our second J.POD® facility in Toulouse.

We also continue to further upgrade and digitize our administrative tools and systems. We will continue to make capital expenditures in order to secure the further growth and scalability of our company, including approximately €40 million to €45 million in capital expenditure planned in 2021 for replacements and growth. We expect to require an additional €25 million to €30 million of capital expenditure in the second half of 2021 and the first half of 2022, respectively, for completing our first J.POD® facility in Redmond, Washington and approximately €180 million for setting up our second J.POD® facility in Toulouse, France, construction of which is expected to begin in the second half of 2021 (supported by related funding from French authorities), and facility expansions at other sites.

We plan to fund additional capital expenditure through cash on hand, debt financing and proceeds from this offering.

Cash Flow

The following table summarizes the primary sources and uses of cash for each period presented:

(In € thousands)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Net cash flows provided by (used in):
Operating activities	41,105	(6,971)	44,721	42,216
Investing activities	(96,457)	(53,152)	(155,089)	(86,634)
Financing activities	12,457	7,921	246,409	211,263
Total cash inflow	(42,895)	(52,202)	136,041	166,845

Cash Flow from Operating Activities

Net cash flows from operating activities are primarily derived from partnered projects and the sale of products and services rendered. Our cash flows from operating activities are significantly influenced by our use of cash for operating expenses and working capital to support the business.

For the six months ended June 30, 2021, operating activities generated €41.1 million in cash and cash equivalents. The amount primarily resulted from net income of €112.7 million, after consideration of non-cash charges of €(72.1) million, which included the fair value adjustment of our investment in Exscientia Ltd. of €(116.1) million, and changes in operating assets and liabilities of €0.5 million. The increase in operating assets and liabilities was mainly driven by increases in payables mainly related to the J.POD construction (€11.0 million), deferred revenues mainly due to a prepayment of BMS for the extension of the Oncology cooperation (€11.5 million) and a decrease in receivables due to good cash collection (€7.9 million) off-set by an increase in inventory (€3.3 million), other current assets (€9.3 million) and changes in non-current tax assets in relation to R&D tax credits (€8.5 million) as well as a decreased in other current liabilities (€7.0 million).

For the six months ended June 30, 2020, operating activities resulted in a net outflow of €7.0 million of cash and cash equivalents. The amount primarily resulted from net income of €7.3 million, after consideration of non-cash charges of €35.1 million which was offset by changes in operating assets and liabilities of €(49.4) million. Changes in operating assets and liabilities was mainly driven by increases in our accounts receivables due to the overall business growth of €(15.2) million, in other current assets of €(6.3) million and in non-current tax assets in relation to R&D tax credits of €(13.8) million and a decrease in our deferred revenues of €(9.3) million and accrued liabilities of €(4.8) million.

For the year ended December 31, 2020, operating activities generated €44.7 million in cash and cash equivalents. The amount primarily resulted from net income of €6.3 million, after consideration of non-cash charges of €87.4 million and changes in operating assets and liabilities of €36.9 million, along with income taxes and interest received of €12.6 million and income taxes and interest paid of €24.7 million. Changes in operating assets and liabilities mainly driven by increases in other assets resulted mainly from VAT related receivables, from contract assets and other financial assets (foreign exchange contracts) and increases in other tax assets from non-current R&D tax receivables in France and decreases in contract liabilities resulted mainly from revenue consumptions related to our large collaborations with BMS.

For the year ended December 31, 2019, operating activities generated €42.2 million in cash and cash equivalents. The amount primarily resulted from net income of €37.2 million, after consideration of non-cash charges of €79.9 million and changes in operating assets and liabilities of €68.8 million, along with income taxes and interest received of €7.7 million and income taxes and interest paid of €13.8 million. Changes in operating assets and liabilities was mainly driven by increases in our accounts receivables due to our growing operations, increases in other tax assets in relation to R&D tax credits and decreases in our contract liabilities and deferred income due to the realization of related revenues as well as other operating income.

Cash Flow from Investing Activities

During the six months ended June 30, 2021, cash used in investing activities amounted to €96.5 million which consisted of purchases of current investments in the amount of €20.0 million, purchases of investments in affiliated companies of €13.6 million, purchases of property, plant and equipment in the amount of €72.6 million (including in respect of €47.2 million invested in the new J.POD® 1 US facility in Redmond as well as in Just – Evotec Biologics in Seattle) and the issue of convertible loans to affiliated companies of €3.0 million partially offset by €12.7 million of proceeds from the sale of current investments.

During the six months ended June 30, 2020, cash used in investing activities amounted to €53.2 million which consisted of purchases of current investments in the amount of €34.1 million, purchases of investments in affiliated companies of €16.1 million and the purchase of property, plant and equipment in the amount of €28.7 million partially offset by €25.8 million of proceeds from the sale of current investments.

During the year ended December 31, 2020, cash used in investing activities amounted to €155.1 million which consists of the acquisition of investments in the amount of €104.6 million, purchase of property, plant and equipment in the amount of €99.1 million, and the issuance of convertible loans in the amount of €6.2 million, partially offset by €54.8 million proceeds from the sale of current investments.

The €104.6 million acquisition of investments consists of the acquisition of financial assets and investments accounted for using the equity method amounting to €22.7 million, the purchase of current investments amounting to €70.9 million and the purchase of investments in affiliated companies, net of cash acquired amounting to €10.9 million. The acquisition of financial assets and investments accounted for using the equity method was mainly related to follow-on financing rounds of equity engagements, and new investments in several companies. The €99.1 million cash used for the purchase of the property, plant and equipment included €49 million for the construction of the J.POD® production facility at Just—Evotec Biologics, and €19.3 million of land and buildings acquired as result of the merger of Biopark by Sanofi SAS and Evotec (France) SAS. Further significant amounts were invested in site expansions.

During the year ended December 31, 2019, cash used in investing activities amounted to €86.6 million which consisted of acquisition of investments in the amount of €77.0 million and the purchase of property, plant and equipment in the amount of €31.3 million partially offset by €22.4 million of proceeds from the sale of current investments.

The €77.0 million acquisition of investments consisted of the acquisition of financial assets and investments accounted for using the equity method amounted to €11.7 million, the purchase of current investments amounting to €25.0 million and the purchase of investments in affiliated companies, net of cash acquired amounting to €40.3 million. The purchase of investments in associated companies and other long-term investments amounted to €11.7 million and related to follow-up financing rounds in portfolio companies and new investments.

The €31.3 million cash used for the property, plant and equipment included capital expenditures for facility expansions such as in Goettingen, Germany and Princeton, New Jersey in the United States and capacity increases across the business such as in Alderley Park, in the United Kingdom and Toulouse, France, as described under the section titled “Liquidity and Capital Expenditures—Capital Expenditures.”

Cash Flow from Financing Activities

Our primary financing activities consist of issuances of share capital, proceeds from/payments of bank loans and payments of finance lease liabilities.

Net cash provided by financing activities for the six months ended June 30, 2021 was €12.5 million which consisted of proceeds from borrowings amounting to €22.1 million, proceeds from option exercises amounting to €0.7 million, partially off-set by repayment of loans of €0.5 million and repayment of lease obligations amounting to €9.9 million.

Net cash provided by financing activities for the six months ended June 30, 2020 was €7.9 million which consisted of proceeds from borrowings amounting to €16.6 million, proceeds from option exercises amounting to €0.5 million, partially off-set by repayment of loans of €0.8 million and repayment of lease obligations amounting to €8.4 million.

Net cash provided by financing activities for the year ended December 31, 2020 was €246.4 million which consists of €250.0 million proceeds from capital increase by private placement. On October 12, 2020, we raised capital in an aggregate principal amount of €250.0 million by way of a private placement to a new long-term strategic investor, Mubadala Investment Company, a sovereign wealth fund fully owned by the government of Abu Dhabi, and Novo Holdings (Denmark). Mubadala Investment Company and Novo Holdings (Denmark) purchased an aggregate of 11,478,315 of our ordinary shares at a price of €21.7802 per share. Furthermore, net proceeds from borrowings amounting to €15.0 million and repayment of lease obligations amounting to €20.2 million contributed to the financing activities.

Net cash provided by financing activities for the year ended December 31, 2019 was €211.3 million which consisted of net proceeds from borrowings amounting to €222.3 million and repayment of lease obligations amounting to €12.9 million. Net proceeds from borrowings included net proceeds from the issuance of a promissory note in the amount of €249.2 million.

Contractual Obligations and Commercial Commitments

Our contractual obligations, other than the financing agreements and related interest rate swaps detailed in the “Liquidity and Capital Expenditures” section, consist mainly of lease obligations capitalized under IFRS 16. Lease obligations are our future minimum commitments under lease agreements within the scope of IFRS 16 and reflected on the balance sheet in our audited consolidated financial statements included elsewhere in this prospectus. Lease agreements which were not recognized in accordance with the exemptions in IFRS 16 are not material and therefore not presented here. In addition, we regularly enter a number of smaller contractual obligations related to our operations or facilities, such as supply of inventories, power supply and insurance.

We license or acquire certain third-party intellectual property to utilize in our business. Under these agreements, we are required to pay milestones, dependent on development progress and/or royalties and milestones dependent on present and future net income or on sublicensing fees received from third parties. Additionally, we have agreements with several third parties to access their technology and know-how for use in our business or within our collaborations. Under these agreements, we are required to pay a share of our revenue generated using these technologies and know-how to the respective third parties. The revenue-share obligations are usually low double-digit percentages of revenue received but can be up to 50%. However, it is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement.

Off-Balance Sheet Arrangements

As of June 30, 2021, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Use of Estimates

The consolidated financial statements have been prepared in accordance with IFRS and its interpretations as issued by the IASB as adopted by the European Union. The consolidated financial statements have been prepared on the historical cost basis unless otherwise stated in the more detailed disclosures below.

The preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, income and expenses. Our estimates are based on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts, and experience. The effects of material revisions in estimates, if any, are reflected in the consolidated financial statements prospectively from the date of change in estimates.

As of December 31, 2020, we had €126.1 million of goodwill in the CGU Aptuit Execute, subject to impairment testing under IAS 36. At the designated annual test date of September 30, 2020, Aptuit Execute’s recoverable amount exceeded its carrying amount by €5.7 million. The fair value less costs of disposal method was applied for determination of the carrying amount. Significant downward adjustments of the key assumptions applied in this calculation would result in the recognition of a material impairment charge. If our gross margin assumptions were to be three percent less for each planning year, which we consider to be a reasonably possible change due to the non-realization of cost improvements and economies of scale, the impairment amount to be recognized would be approximately €45 million before tax effects. Additionally, an increase in the discount rate of one percent or a decrease in the terminal value growth rate of one percent would lead to impairment charges of approximately €25 million and €15 million, respectively.

For a discussion of our significant accounting policies and other estimates, please see “Summary of significant accounting policies” in note 3 in the notes to our consolidated financial statements included in this prospectus.

Recently Adopted and Issued Accounting Standards

For a discussion of new accounting standards and interpretations not yet adopted by us, please see “Recent accounting pronouncements, not yet adopted” under note 3 in the notes to our consolidated financial statements included in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to several financial risks concerning specific areas including but not limited to foreign exchange risk, interest risk, liquidity risk and credit risk. Market risk is the risk that changes in market conditions will affect our results of operations or the value of the financial instruments held.

Foreign Exchange Risk

We operate via our Euro zone companies, mainly in Germany, Italy and France, but we also conduct business in the United Kingdom and the United States. Our consolidated financial statements are reported in Euros. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities and we carry both translational and transactional foreign exchange risk. We generate a significant portion of our revenue and incur a significant portion of our expenses in certain non-Euro currencies, principally U.S. dollars and pound sterling. We hold our deposits primarily in three major currencies (Euro, U.S. dollars and pound sterling) in which we do business. For the year ended December 31, 2020, 45% and 14% of our revenue and 17% and 24% our cost of revenue was in U.S. dollars and pound sterling, respectively. For the six months ended June 30, 2021, 46% and 12% of our revenue and 20% and 21% of our cost of revenue was in U.S. dollars and pound sterling, respectively.

We currently engage in hedging activities and use forward contracts and spot transactions to convert U.S. dollars to Euros and pound sterling by means of mitigating our exposure to exchange rate fluctuations.

Translational risk:

Exchange rate fluctuations between the applicable foreign currency and the Euro will affect the translation of foreign subsidiaries’ financial results into Euro for purposes of reporting our consolidated statements of comprehensive income. The process by which we translate each foreign subsidiary’s financial results to Euro is as follows:

•

assets and liabilities including goodwill of foreign subsidiaries with functional currencies other than the Euro are translated into Euro using the respective exchange rates at the end of the reporting period.

•	income statements of subsidiaries are translated using monthly average exchange rates during the respective period.

Gains or losses resulting from translating foreign functional currency financial statements are recognized directly in other comprehensive income and realized on termination of the respective position.

Transactional risk:

We record all foreign currency transaction and remeasurement gains and losses as other finance income (expense), net on the consolidated income statement. We do not have significant operations in countries considered highly inflationary.

Interest Rate Risk

We are exposed to interest rate risk through variable interest-bearing loans as well as current investments, in particular in Germany, but also at our foreign entities. The fair value of debt varies from the carrying amount if there is a difference between the underlying interest rate to the market interest rate.

We regularly use interest rate swaps to hedge the interest rate risks from borrowings. In November 2018, we agreed to two three-year interest rate swaps with a floor at 0.00% and a notional amount of €4 million each with two German banks to swap Euribor against a fixed rate of 0.20% and 0.22%, respectively. Currently, this results in a fixed interest rate of 1.45% and 1.47%, respectively for an amount of €8 million of our credit lines.

We conduct sensitivity analyses annually based on the exposure to interest rates at the applicable reporting date, which is discussed in our consolidated financial statements included in this prospectus. Financial instruments with fixed interest rates or those covered by an interest rate swap are not subject to cash flow risks and therefore are not included in the sensitivity analysis.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. Our approach to managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet our contractual obligations. Our credit risk arises primarily from cash and cash equivalents and other financial assets, including deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and contract assets. We attempt to limit our exposure to credit risk by maintaining our bank accounts and short-term deposits with well-established banks. For our credit exposure to customers, we perform ongoing credit evaluations of our customers’ financial condition and maintain an appropriate specific allowance for uncollectible accounts receivable based upon the expected collectability of all accounts receivable. Our accounts receivables are generally unsecured and are not backed by collateral from our customers. As of June 30, 2021 and December 31 2020, one customer accounted for 12.0% and 9.0% of our trade receivables, respectively. Concentrations of credit risk with respect to trade accounts receivables are generally limited by a number of geographically diverse customers and our monitoring procedures.

JOBS Act and Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. The exemptions and reduced reporting requirements under the JOBS Act for emerging growth companies include presentation of only two years of audited financial statements in a registration statement for an initial public offering, an exemption from the requirement to provide an auditor’s report on internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, and less extensive disclosure about our executive compensation arrangements. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Such provisions are only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the IASB. We will remain classified as an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering, (ii) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (iii) the date on which we have issued more than $1 billion of non-convertible debt securities during the previous three years, or (iv) the date on which we are deemed a large accelerated filer under the rules of the SEC, which means the first day of the year following the first year in which, as of the last business day of our most recently completed second fiscal quarter, the market value of our common equity that is held by non-affiliates exceeds $700 million.

BUSINESS

Overview

We are an industry-leading drug discovery and development partner for the pharmaceutical and biotechnology industry. Our mission is to discover best and first-in-class medicines for a broad range of difficult to treat diseases in collaboration with our partners. To that end, we have built a comprehensive suite of fully integrated, next generation technology platforms which we believe will transform the way new drugs are discovered. By leveraging the advanced capabilities of our integrated platforms, we are able to provide solutions to our partners that enable significant improvements in the quality of new drugs while accelerating the drug discovery process and reducing the high cost of attrition often associated with traditional drug discovery processes.

Traditional drug discovery is a lengthy, costly and complex process that is subject to a high degree of uncertainty and high rates of failure. In addition, identifying novel compounds requires extensive screening and in vitro and in vivo testing, which can be both labor intensive and time-consuming. For every successful medicine that is commercialized, there are 5,000 to 10,000 compounds that fail in drug discovery. Moreover, it takes approximately 12 years of intense research and development and approximately $2 billion for a new medicine to reach patients.

Recent scientific and technological advancements, including the advent of patient specific disease modelling based on induced pluripotent stem cells, genomics, transcriptomics, proteomics and metabolomics, have significantly shifted the understanding of molecular biology, cell regulation and the pathogenesis of individual diseases. As scientific research advances rapidly towards understanding diseases on a molecular level and the development of personalized therapies, the need has increased for new platforms, tools and methods to better understand, interpret and translate the vast information and data that is being generated.

Over the past 25 years and in response to the challenges of the dynamic industry we serve, we have positioned Evotec at the forefront of this revolution in drug discovery, emphasizing disease, patient and drug relevance at the beginning of the drug discovery process. Based on our industry knowledge, we believe that we are the only company among our identified competitors that offers chemistry, biology, transcriptomics, proteomics and iPSC-based disease modelling with multi-modality expertise across small molecules, biologics, antisense, cell and gene therapy, as well as manufacturing capabilities that span the drug development continuum, from discovery through commercialization. We have developed proprietary AI/ML capabilities that facilitate industry-leading data generation, data analytics and efficacy prediction. We believe the integration of these platforms, in a holistic way, results in differentiated scientific disease insights, operational efficiencies and technological capabilities allowing us to drive rapid progress and successful outcomes throughout the discovery and pre-clinical development phase where innovation is most critical.

With more than 3,000 scientists, we leverage our technologies and platforms to develop precision medicines across multiple modalities, with the aim of ultimately making the right drug available to the right patient. Our drug candidates can be created at a more affordable cost (at up to half the cost of current benchmarks for discovery through IND application) than those currently generated by industry players, and at a faster speed (at up to 30% less time than existing benchmarks for discovery through IND application). As an example, together with Bayer, we published a white paper showing that our endometriosis project entailed a total cost to IND of €30 million, which is €45 million lower than the industry benchmark of €75 million and that the first of three clinical candidates under the collaboration was progressed to IND in less than four years, 30% less than industry benchmarks. Our ability to save time during development is important for our partners and ourselves as the potential to reach IND up to 18 months faster than the competition generates real added value in a competitive marketplace for innovative breakthrough medicines. Our work to date has resulted in 11 disclosed pipeline assets in clinical development, and over 100 pipeline assets in the discovery and preclinical phase. Moreover, we have developed a broad multi-disciplinary network of collaborations with over 800 partnerships across the pharmaceutical and biotechnology industry and academia.

We report the results of our work and collaborations through two operating segments:

•

EVT Execute: primarily includes fee-for-service and FTE-rate based arrangements where our customers own the intellectual property. EVT Execute accounted for 79% of our revenues from third parties in the six months ended June 30, 2021 and 79% and 79% for the years ended December 31, 2020 and 2019, respectively.

•

EVT Innovate: includes our internal R&D activities as well as services and partnerships that originate from these R&D activities. In addition to FTE-based revenues, we generate revenues from milestones and royalties on our pipeline assets. EVT Innovate accounted for 21% of our revenues from third parties in the six months ended June 30, 2021 and 21% and 21% for the years ended December 31, 2020 and 2019, respectively.

Revenue generated through each of our collaboration arrangements may contribute to either the EVT Execute or EVT Innovate segment, depending on the nature of the contract with our customer, the ownership of the intellectual property and the stage of the project. We believe our partnership model is unique and allows us to balance and diversify the risks associated with drug discovery.

Our Innovation Hub: “Data-driven R&D Autobahn to Cures”

We refer to our fully integrated discovery and development platform as our “innovation hub.” Our innovation hub comprises the platforms set forth below, the integration of which we believe allows us to drive rapid progress and successful outcomes throughout the discovery and pre-clinical development phase, creating- a “data-driven R&D Autobahn to Cures.”

1.

EVOiR&D is our R&D platform, which we believe differentiates us from competition as one of the organizations able to deliver fully-integrated drug discovery and development to our partners. EVOiR&D possesses capabilities across the early stages of precision medicine discovery, including biomarker selection, human pharmacokinetics (PK) testing, clinical trial planning, safety assessment and manufacturability. EVOiR&D differentiates us from our competition because it combines multimodality expertise, interdisciplinary integration (e.g. chemistry, biology, pharmacology, toxicology, formulation development, API manufacturing, among others) across the various stages of discovery and development and expert coordination of these processes led by highly qualified and experienced scientists.

2.

EVOpanOmics and EVOpanHunter form the foundation of our industrial scale artificial intelligence, machine learning and precision medicine platforms. Our EVOpanOmics platform applies genomics, transcriptomics, proteomics and metabolomics data to profile and select promising new drug candidates based on comprehensive cell biological profiles. EVOpanHunter, our integrated data analytics platform, makes our omics data available in a user friendly manner. Users can freely interact with and combine data in a web-based system where results are available immediately and can be interpreted or used as input for subsequent steps. This rapid feedback is a crucial feature distinguishing EVOpanHunter from other similar tools.

Our artificial intelligence, machine learning and precision medicine platforms are complemented by our proprietary iPSC technology platform, which utilizes patient-derived cell-based assays for disease modelling. iPSC cell assays are crucial to accurately modeling diseases and are increasingly becoming the new gold standard to profile drug candidates in the pre-clinical stage.

3.

EVOaccess is our disruptive and cost-effective approach to discover, develop and commercially manufacture biologic therapeutics. Acquired through our acquisition of Just Biotherapeutics in 2019, our Just—Evotec Biologics platform, EVOaccess, utilizes proprietary artificial intelligence and machine learning capabilities to accelerate the discovery and development of biologic drug candidates and to provide advanced manufacturing process control. Key advantages of EVOaccess include broadening the scope of disease areas for biologic drug candidates driven by significantly higher yields and lower costs, accelerating growth of biosimilars given cost advantages and making orphan diseases more amenable to biologics despite small addressable populations. The ultimate physical representation of this platform is our J.POD® facility. The J.POD® facility is the first of its kind, based on an industry-leading biologics manufacturing technology, with the first facility located in Redmond, Washington, which became operational in August 2021. J.POD® has already garnered significant interest from the pharmaceutical industry with partnerships in place with MSD, a Merck & Co. brand, ABL and Ology. In August 2020, the U.S. Department of Defense awarded Just—Evotec Biologics an order for the development of a highly efficient manufacturing process for monoclonal antibodies against COVID-19, followed by a manufacturing agreement in January 2021.

4.

EVOcells is our cell therapy platform based on our proprietary and best-in-class iPSC technology. Our iPSC platform focuses on developing off-the-shelf cell therapies with long-lasting efficacy like immune cells in oncology (e.g. NK, T cells and others), beta cells for diabetes, cardiomyocytes in heart repair, retina cells in ophthalmology as well as iPSC-derived exosomes. Our lead cell therapy candidate is a regenerative therapy for type 1 diabetes that is currently in preclinical development.

5.

EVOgenes is our proprietary gene therapy platform. We have a dedicated gene therapy site located in Austria with a team of experts that covers the full spectrum of services for end-to-end gene therapy development including capsids, regulatory sequences and production cell lines. Our services include the design of state-of-the-art AAV vectors for a diverse set of therapeutic payloads, the generation of AAV material for research and non-clinical studies, in vitro and in vivo proof of concept studies for target validation including screening drug candidates.

Building Blocks of Data Driven R&D Autobahn to Cures

We generate revenue through three core collaboration routes:

1.

“Fee-for-service”: We provide stand-alone or fully integrated drug discovery and development solutions to our partners. Our solutions range across all modalities and from early target identification to manufacturing of compounds and commercial products. Well-defined work packages are typically provided and compensated at FTE-rates or on a “fee-for-service” basis, and they are distinct in scope and nature. Typical examples of such services include, among others, high-throughput screening campaigns, ADME-tox tests and API manufacturing. The “fee-for-service model” only applies as long as no intellectual property of Evotec is involved or no essential proprietary technology platforms are used. The resulting therapeutics are therefore protected by the partners’ intellectual property rights.

2.

EVOroyalty: We leverage our proprietary technology platforms to develop new drug discovery projects, assets and platforms, both internally and through collaborations. Such projects allow us to create starting points for the development of strategic partnerships through our EVOroyalty collaboration model with leading pharmaceutical and biotechnology companies and academic institutions. These collaborations are typically based on EVOroyalty agreements with partners, which involve a combination of upfront payments, ongoing research payments, and significant financial upside through milestones and royalties. These collaborations enable the sharing of cost and risk as our partners typically absorb the costs of clinical development and commercialization.

3.

EVOequity: We make equity investments in products, technology platforms and companies through which we obtain early access to innovation. We facilitate the acceleration of innovation by providing capital as well as access to our technology platforms, expertise and network. We see significant potential for value creation from EVOequity over the coming years from new partnerships, clinical successes and positive commercial developments of portfolio companies. We expect to realize returns on investments both from successful exits from our portfolio companies and fee-for-service and FTE-rate based revenues with our portfolio companies. As of June 30, 2021, we have 24 investments with 90 active projects in our EVOequity pipeline.

Our Offering by Platform and Core Collaboration Route

We have experienced significant growth in the recent past. From 2019 to 2020, our revenues increased by €54.5 million, or 12.2%, from €446.4 million in 2019 to €500.9 million in 2020. In the six months ended June 30, 2021, our revenues grew by €40.3 million, or 17.5%, from €231.0 million to €271.3 million compared to the six months ended June 30, 2020. Our growth is underpinned by an increase in customers to 829 in 2020 as compared to 769 in 2019. We have maintained a repeat business percentage in excess of 90% in the last two years, which we believe affirms the quality of our services and evidences high customer satisfaction. Over this time period, our revenues have become more diversified, with our top 10 customers contributing 41% of total revenues in each of 2020 and the six months ended June 30, 2021 as compared to 46% in 2019. To facilitate future growth, we intend to expand our investments into proprietary “unpartnered” R&D, which drives the development of our pipeline. Unpartnered R&D expenses have risen from €18.3 million in 2015 to €46.4 million in 2020, with a CAGR of 27%. From 2019 to 2020, our unpartnered R&D expenses increased by €8.9 million, or 23.9%, from €37.5 million to €46.4 million. In the six months ended June 30, 2021, our unpartnered R&D expenses grew by €6.2 million, or 28.7%, from €21.6 million to €27.8 million. As a result of such investments, our number of pipeline assets increased to more than 130 while equity participations increased to 24 as of June 30, 2021, with meaningful potential for acceleration on both fronts.

Our Competitive Strengths

Based on many technological advances and new biological insights, the opportunity to change the odds and improve the success rates in drug discovery has never been as clear and as achievable as today. In our view, our set-up as a fully integrated drug discovery and development innovation hub will lead to the best possible results. We believe we have built the most agile platform in the industry, and we distinguish ourselves from our competition through our competitive strengths, as described below:

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Our fully integrated innovation platform has unparalleled breadth and depth: Our platform covers the full discovery, pre-clinical and early clinical development value chain. This comprehensive and unique offering resonates strongly with our partners because we offer a unique combination of disease area know-how, expertise, full-suite technology and predictive power. Our competitors in the market for external drug discovery offer services or solutions with a limited scope focusing on discrete steps within the value chain. In contrast, our platform integrates disruptive, proprietary technologies within a holistic product suite in order to enable the development of potentially first and best-in-class therapeutics. Based on our industry knowledge, we believe that we are the only company among our identified competitors that offers chemistry, biology, transcriptomics, proteomics and iPSC-based disease modelling with multi-modality expertise across small molecules, precision medicines, biologics, cell therapies and gene therapies, as well as manufacturing capabilities that span the drug development continuum, from discovery through commercialization.

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We offer greater precision and higher efficiency than industry standards: The integration of precision and efficiency is in our view the solution to the industry’s challenge of constantly declining returns on R&D investments. Over the last 25 years, we have built what we believe is the most agile platform in the industry. Our proprietary discovery and development platforms leverage data, operational efficiencies and technological capabilities to drive rapid progress and successful outcomes in the early stages of the R&D process. Our proprietary technology platforms generate higher quality outcomes up to 30% faster at up to half the cost than typical industry set-ups. We also apply machine learning and artificial intelligence to our novel molecular patient databases and disease models to generate and analyze data. Through greater precision and higher efficiency than industry standards, we increase the likelihood of success in clinical trials and provide solutions to the challenge of constantly declining returns on R&D investments.

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Our patient centric approach positions us at the forefront of precision medicine: We have built an advanced precision medicine platform that integrates molecular patient databases, our iPSC-based drug screening platform as well as our PanOmics and PanHunter platforms. We believe that the identification of disease relevant molecular profiles in patients is fundamental for most precision medicine approaches, and we target the development of molecular patient databases in various disease areas. For example our CKD database is derived from 10,000 CKD patient profiles. We have also developed one of the largest and most sophisticated iPSC platforms in the industry, which enables iPSC-based disease modelling and drug screening at an industrialized scale. Patient-derived disease models are the new gold standard in profiling drugs at the preclinical stage of development, eventually leading to lower attrition rates during clinical trials. This helps us drive the paradigm shift towards individualized drug discovery and allows us to address diseases in a more precise manner tailored to molecular patient profiles.

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Our modality-agnostic set of solutions maximizes the potential of our integrated technology platform: Our multi-modality platform ranges across small molecules, biologics, cell and gene therapy. Our platforms are applicable to all modalities and lead to an equally modality-agnostic pipeline spanning a broad range of disease areas. We leverage our industry-leading iPSC platform for the development of next generation cell-based therapies as well as disease modelling and drug screening. With EVOgenes, we have a dedicated gene therapy research platform that should enable access to cutting edge gene therapy technology. EVOaccess aims to offer a sophisticated and integrated platform for developing and manufacturing the highest quality biologics at the lowest possible cost.

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Our wide array of high-quality partnerships results in a deep, diversified pipeline: We are a partner of choice for leading pharmaceutical companies, small and large biotechnology companies, start-ups, academic institutions, patient advocacy groups, venture capitalists as well as foundations and mission driven not-for-profit organizations. Due to our value proposition for partners, we are able to retain significant commercial upside with all of our assets that are partnered in the form of royalties, milestones or equity stakes. As a result, we have built an enviable pipeline of more than 130 assets, covering a broad range of disease areas and modalities. Our pipeline benefits from our highly productive research collaborations and is designed to become one of the largest royalty portfolios in the industry. The value upside created by our pipeline comes at a low capital intensity and at an attractive risk-reward profile as our partners typically carry the clinical development costs of our assets.

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Our people and culture place scientific excellence at the heart of everything we do: We are led by a strong management team with extensive industry knowledge and experience. We foster a culture of scientific excellence, demonstrated by the scientific expertise and passion of our more than 3,000 top-class scientists who work for Evotec. A large share of our employees hold at least one academic qualification, including a significant amount with a PhD degree or equivalent. We stay close to ground-breaking research through our numerous research collaborations with academic institutions such as Oxford, Heidelberg and UCLA. Our personnel strategy focuses on attracting, growing and retaining talent, developing our leaders to be great leaders, ensuring a competitive reward system, and ultimately supporting our ONE Evotec culture. Our three core values that form the basis of our corporate culture are innovation, collaboration and entrepreneurship. These values are consistent across interactions among Evotec employees and with our partners (two of our critical stakeholder groups) and are essential to our business model.

Our Growth Strategy

Our growth strategy aims to address the entirety of the R&D continuum by tackling the broadest range of disease areas utilizing a modality-agnostic approach. We believe we have built one of the most efficient integrated drug discovery, development and manufacturing infrastructures that generates the highest quality results in the fastest and most cost efficient way. In addition, by leveraging the value of our platforms and sharing intellectual property through EVOroyalty and EVOequity, we seek to de-risk our portfolio through the breadth and diversity of pipeline assets. Our goal is to have over 170 pipeline assets by the end of 2025, with our first royalties to be received in 2025.

Our strategies include:

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Establishing Evotec as a best-in-class, integrated precision medicine platform: We are an industry-leading drug discovery and development partner for the pharmaceutical and biotechnology industry. Our proprietary platforms aim to integrate traditional R&D capabilities with cutting edge data analytics to deliver potentially best-in-class and first-in-class therapeutics that are designed to be patient-relevant, disease-modifying and have curative potential. We strive to be at the forefront of the ongoing paradigm shift towards precision medicine as our innovation hub allows for competitive predictive capabilities, provides better starting points for clinical research, and potentially increases the likelihood of success in clinical trials. We have built our innovation hub and modality-agnostic expertise to position us as the ‘partner of choice’ for companies of all sizes in the biopharma universe and fuel our growth in the long-term.

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Strengthening our position as the premier service provider to the life sciences sector: In the past we have excelled in delivering drug discovery and development solutions, enabling us to grow our revenues by four times over the last five years, driven mainly by fee-for-service and FTE-rates based arrangements. Our current offering and capabilities stretch significantly beyond traditional contract research and development and potentially hold the key to disruptive innovation in the life sciences sector. Our growth as a service provider is underpinned by the high quality we have delivered in the past and by the current breadth of our capabilities across modalities, technologies and data integrated R&D efforts. Our two-pronged growth strategy includes adding new customers and increasing the scope of work for existing customers.

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Expanding the breadth of assets within EVOroyalty: To-date we have built a pipeline of more than 130 assets, of which a significant share is partnered. We expect our pipeline assets to provide a significant stream of milestones and royalties without direct exposure to trial costs. We expect our cutting-edge key platforms (EVOpanOmics, EVOpanHunter, iPSC-based drug screening platform, EVOcells and EVOgenes) ranging across four modalities to generate additional novel drug development candidates at a rapid pace. In order to find the right partner for each of these emerging assets we leverage our unique relationships with over 800 partners globally to ensure our assets are prioritized and developed in the best way possible.

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Continuing to disrupt the biologics ecosystem through EVOaccess: Since the acquisition of Just—Evotec Biologics in 2019, we have witnessed increasing demand for our disruptive, flexible and cost-effective method of biologics discovery and development. We believe we are well positioned to meaningfully impact the over $100 billion market for therapeutic antibodies and drive this market in a new direction. Our first J.POD® manufacturing facility located in Redmond, Washington, became operational in August 2021. We have significant agreements in place for our first J.POD® facility even before the completion of construction work, indicative of robust demand from existing and new partners and thus strengthening our belief in this platform. We believe that Just—Evotec Biologics will position us to establish significant integrated long-term partnerships with the potential to generate milestones and royalties. We intend to expand our EVOaccess footprint including the construction of a second J.POD® facility in Toulouse, France.

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Identifying risk-balanced, high-reward opportunities through EVOequity: With EVOequity our ambition is to benefit from scientifically and commercially exciting R&D endeavors that are complementary to our R&D capabilities. As of June, 30, 2021, we held 24 investments and have seen significant scientific, strategic, financial and corporate progress on many of these projects. We continue to closely evaluate potential opportunities with a favorable risk-reward profile on an ongoing basis to expand our ecosystem.

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Leveraging the synergies between our businesses: Our technology platforms and core collaboration routes have a highly symbiotic relationship. We are focused on fully integrating all of our technologies and services and enable seamless cross-fertilization of knowledge and best practices. Our expanding molecular databases screened through EVOpanOmics and analytical capabilities through EVOpanHunter ensure that our artificial intelligence and machine learning capabilities are constantly advancing. Higher quality data and analytical capabilities have the cascading effect of enhancing the quality of innovation in EVOiR&D, EVOaccess, EVOcells and EVOgenes.

Current Industry Dynamics Suggest the Need for a Disruptive Approach to R&D

Spending on R&D and the introduction of new drugs have both increased massively in the past two decades. In 2019, the U.S. pharmaceutical industry alone spent $83 billion dollars on R&D, as disclosed by the US Congressional Budget Office report published in April 2021. Adjusted for inflation, that amount is about 10 times what the industry spent per year in the 1980s. Between 2010 and 2019, the number of new drugs approved for sale in the United States increased by 60 percent compared to the previous decade. The peak so far was in 2018 with 59 new drugs approved. Since the advent of biologics, the biotechnology and pharmaceutical industry has started to deliver more drugs than ever and this trend will further accelerate with the emergence of new and converging technologies.

The budget that companies devote to R&D is determined by the amount of revenue they expect to earn from a new drug, the expected cost of developing that drug, and policies that influence the supply of and demand for drugs. The expected cost to develop a new drug, including capital costs and expenditures on drugs that fail to reach the market, has reached almost $2 billion and is expected to further increase. In contradiction to the development cost, the average global peak sales per drug have declined in the past decade – from $816 million per drug in 2010 to around $370 million in 2019, pointing to a 55% decline in commercial potential. In line with this trend, commercial returns as measured by internal rate of return (IRR) have decreased by 80% – from 10% in 2010 to 2% in 2019.

All this points to the need for a drastic shift in the R&D model to simultaneously increase the quality of drugs being developed while improving the potential for commercial returns.

Evotec’s Solution—Data-driven R&D Autobahn to Cures

We believe the existing capital inefficient R&D model with its fully integrated, pharma-like value chains is no longer sustainable and, most importantly, in many aspects no longer competitive especially when it comes to execution speed of novel ideas. We strive to make Evotec’s “Data-driven R&D Autobahn to Cures” the ideal innovation hub for our partners and provide them with the necessary toolkit to carry out cutting edge research. We deliver critical solutions such as enhanced speed to the clinic, better prediction of clinical efficacy and reduced manufacturing costs. We are able to deliver these critical solutions through a combination of:

•	Leadership in data generation, data analytics and efficacy prediction

•	Biology driven scientific disease insights that drive our R&D efforts

•	Modality agnostic expertise (small molecule, biologics, gene therapy, cell therapy among others) that helps to make the drugs of our partners precise, affordable and more accessible

At Evotec, we believe that the future of drug discovery and development requires the integration of different disciplines and approaches to generate treatments that are patient-relevant, disease-modifying and have curative potential. Our proprietary discovery and development platforms leverage data, operational efficiencies and technological capabilities with the goal of driving rapid progress and successful outcomes in the early stages of the R&D process. We also apply machine learning and artificial intelligence to our novel molecular patient databases and disease models to generate and analyze data.

The key criterion for our decision-making is patient-relevant data, which facilitates a more stringent project prioritization cascade than typically observable in the industry. We are able to generate disease profiles at a large scale, providing a significant foundation of knowledge on which to base disease modeling and other drug discovery efforts. Our large suite of automated platforms ensures data integrity, prompt test responses and productivity. We create unique analytical packages for both our own programs and our partners’ programs, customized for each phase of development. Backed by a fully integrated drug discovery platform, all approaches are designed to contribute to the goal of improving productivity for our partners and to increase the number of our own assets, derived from our platforms, alliances as well as equity investments.

Our suite of platforms is a synergistic system—the center piece is the high performance integrated R&D infrastructure (EVOiR&D), enhanced even further with advanced platforms for improved prediction and probability of success, as exemplified by EVOpanOmics, EVOpanHunter, the iPSC drug discovery platform and EVOaccess. These central platforms are applicable to all modalities—including EVOcells and EVOgenes. Our innovation hub creates value through three core collaboration routes—fee-for-service model, EVOroyalty and EVOequity.

Overview of Capabilities and Expertise in our Innovation Hub

EVOiR&D - Integrated Data-Driven Research and Development

EVOiR&D is our R&D platform which we believe differentiates us from competition as one of the organizations able to deliver fully-integrated drug discovery and development programs to our partners. EVOiR&D possesses capabilities across the early stages of precision medicine discovery, including biomarker selection, human pharmacokinetics (PK) testing, clinical trial planning, safety assessment and manufacturability in the early stages of precision medicine discovery. This is achieved by seamlessly integrating firmly-established R&D capabilities, such as screening platforms, deep disease knowledge and translational models, with cutting edge proprietary technologies that can—in combination with knowledge of our experienced scientists—result in significantly improved speed, quality and cost of drug discovery. Our highly qualified and experienced team is what makes EVOiR&D unique. EVOiR&D’s integrated, industrialized, high quality and comprehensive infrastructure is utilized across all of our core collaboration routes—fee-for-service model, EVOroyalty and EVOequity.

EVOiR&D Platform

Our expertise in deep learning and computational approaches and the integration of such knowledge across the full value chain of research, drug discovery and development is industry-leading. We possess computational capabilities in the essential aspects of drug discovery and early development, including, for example, molecular design, product optimization, extensive human pharmacokinetic parameters and dose predictions, toxicity prediction and design tools. Our biomarker strategy and resources provide tailor-made biomarker solutions using state-of-the-art technologies. From our position of strength in chemistry and small molecules, we have added capabilities for additional modalities, such as biologics, proteins, RNA and antibody drug conjugates. Our drug discovery therapeutic area expertise and capabilities covers diabetes and its complications, fibrosis, infectious diseases, CNS diseases, oncology, pain and inflammation, immunology, rare diseases, respiratory diseases, and women’s health. Continuous training in technology and leadership for scientists at all levels is designed to meet or exceed industry standards.

At Evotec, we approach research, drug discovery and development as a continuum instead of disparate processes. We focus on problem solving and careful planning at the very earliest stage to maximize the potential success of clinical development. By focusing on the entire continuum, we allow for smooth transitioning from discovery and preclinical development into the clinic through our INDIGO offering. We believe INDIGO provides best-in-class governance structures to supply fit-for-purpose resourcing, key expertise, decision-gated strategies, clear and timely communication and seamless interactions between our partners and our functional teams. Within the structure of a project or partnership, we focus on the success of the inventive step in every discipline through a combination of knowledge, experience, computational power and process excellence.

Our integrated approach to research and development has helped us to meaningfully outperform well-recognized industry benchmarks. Recent benchmark data show that the costs and timelines for drug discovery have not improved in the last 10 years. Including the cost of attrition, it takes companies approximately U.S. $75 million to initiate a single regulatory toxicology study and around 5.5 years to proceed from a target to a first good laboratory practice toxicology dose or IND submission. In contrast, our integrated offering through EVOiR&D has achieved portfolio delivery to IND submission at up to half the cost and in up to 30% less time. This time saving is crucial as the potential to reach an IND up to 18 months faster means acceleration of the potential availability of innovative breakthrough medicines to the patient community and for difficult to treat diseases. It also generates significant added value to our partners and ourselves in a highly competitive marketplace where many players are pursuing the same scientific concepts and there is a race to be first-to-market.

EVOiR&D’s Potential Impact on Early Stage Clinical Development

(1)	Including attrition; DMTA = Design make test analyze; Source: Clarivate, 2018

Finding the right drug for the right patient through our EVOpanOmics, EVOpanHunter and iPSC platforms

We believe our disease relevance-focused approach will guide us to find the right drug for the right patient at the right dose much earlier in the drug discovery and development process by determining disease relevance right at the outset of the drug discovery and development phase instead of during clinical development, which has been the traditional approach. EVOpanOmics and EVOpanHunter in combination with iPSC-based disease modelling drive the foundation of our industrial scale artificial intelligence, machine learning and precision medicine platform. These hold the key to driving innovation within many of our internal R&D and partnered programs.

Evotec’s precision medicine paradigm determines disease relevance right at the outset to increase clinical success rates

(1)

Regulatory Toxicology and Pharmacology; Volume 32, Issue 1, August 2000; Pages 56-67; Journal of Health Economics Volume 47, May 2016, Pages 20-33; Clinical development success rates for investigational drugs; Nature Biotechnology volume 32, pages 40–51(2014); Evotec estimates

EVOpanOmics—Industrialized high-throughput multi-omics platform

We believe that the identification of disease-relevant molecular profiles in patients is fundamental for the majority of precision medicine approaches. Once disease-relevant molecular patient profiles have been defined, they can be used to screen and profile drug candidates in patient-derived disease models, and ultimately they can be used to identify biomarkers that can monitor disease progression during clinical development and in patients even after commercial approval. Evotec’s capabilities are deeply rooted in the paradigm shift to precision medicine.

Our approach to precision medicine is based on multi-omics. Generally, -omics technologies are widely available and often used, however they are not routinely applied to drug discovery and development. For example when it comes to genome sequencing, the industry has simply not sequenced enough genomes and effectively connected these to medical data to learn what the average genome tells us about expressed phenotypic characteristics. This means that genome sequences only provide a glimpse of a patient’s predispositions to disease and do not measure disease status or disease progression. For this, transcriptome and proteome data is needed.

Transcriptomics and proteomics allow us to directly measure how a genome interacts with the environment in the context of an organ, tissue or cell. As transcriptomics and proteomics are unbiased and provide comprehensive read outs, they are crucial for a better understanding of disease processes and, in particular, disease-relevant molecular mechanisms. These technologies have not been scaled to a similar extent as genome sequencing. We believe the development of higher throughput transcriptomics and proteomics will allow for the routine use of these technologies across the drug development value chain. The two key drivers are lower costs to generate data and the adoption of machine learning tools that support the analysis of big -omics data.

We have been particularly focused on industrializing our transcriptomics and proteomics platforms so that they can be fully integrated into our mainstream drug discovery processes. We believe our proprietary multi-omics data generation platform, EVOpanOmics, is industry-leading in terms of throughput, robustness and cost efficiency, in particular in the fields of transcriptomic and proteomic analysis. Over the course of the last ten years, we have optimized the entire process from sample preparation to data capture and management, while also focusing on automating as many steps as possible.

ScreenSeq—High-throughput transcriptomics

High-throughput transcriptomics is necessary to build large molecular patient and drug discovery databases effectively. We have built an industry-leading high-throughput transcriptomics platform called ScreenSeq which is able to run single-cell sequencing analysis on tissues from thousands of patients.

ScreenSeq is run in a 384 well, high throughput format, designed to run screens of up to 100,000 samples or compounds, which more than covers the requirements for any typical screens. The detection limit is around 15,000 genes, exceeding requirements needed for most purposes. ScreenSeq works for most tissues from animals or humans, which allows us to effectively bridge the gap between pre-clinic and clinic. Finally, we have ensured that all of this can be done at reasonable costs for the vast amount of information a transcriptome analysis provides for every single compound.

ScreenPep—High-throughput proteomics

Similar to ScreenSeq for high throughput transcriptomics, our scientists have developed ScreenPep, providing what we believe is unparalleled throughput in proteomics, while maintaining highest quality standards regarding proteome coverage and reproducibility. As the proteome provides very important information on the status of a cell or tissue, we have worked to improve the throughput of our proteomics platform.

Case study: Leading position in the field of Chronic Kidney Disease

An example of the capabilities of our EVOpanOmics platform is our molecular patient-derived disease database in the field of chronic kidney disease (“CKD”). CKD is far from uniform so we believe that gaining a better insight on the molecular level is the only way to develop curative therapies. For example, the category of glomerular kidney diseases consists of many different diseases that are driven by very different disease mechanisms. Only if these mechanisms are better defined and understood will we be able to develop better medicines.

In order to develop a comprehensive patient derived database in the field of CKD, we entered into a collaboration with the National Unified Renal Translational Research Enterprise (“NURTuRE”) consortium in the United Kingdom in 2017. NURTuRE brings together a consortium of leading kidney disease companies, academic institutions and pharmaceutical companies to share and advance cutting-edge disease processes, platforms and networks to advance research in the area of nephrology. At the start of our collaboration, the consortium had assembled one of the largest CKD databases worldwide with about 4,000 patients comprised of complete clinical patient profiles including all standard diagnostics and test results as well as treatments. The NURTuRE consortium consists of UK-based academic institutions coordinated by Kidney Research UK and select industry partners. The aim of the consortium is to provide access to thousands of kidney patient derived samples and data sets to characterize human pathology and to provide detailed histological and molecular analysis.

Utilizing the EVOpanOmics platform, we carried out molecular profiling of patient tissues and samples in the database and thereby generated crucial molecular patient data required to drive precision medicine approaches in CKD. We have continuously expanded this database, which is based on data from over 10,000 CKD patients. To our knowledge, this constitutes by far the largest CKD patient molecular database worldwide and now constitutes more than 600 billion data points according to our internal calculations.

Based on the strength of our molecular CKD patient database, we have built four partnerships in kidney diseases in the last four years with several prominent pharmaceutical companies. Our collaborations are structured as multi-target agreements pursuant to which an undefined number of targets may be pursued. Our agreements allow us to scale our business via entering into multiple collaborations in the same disease area. We and our partners share responsibilities during discovery and pre-clinical development. If a candidate progresses to clinical development, our partner is fully responsible, financially and operationally, for development, regulatory approval and commercialization, and we have the right to receive R&D and sales milestones, as well as royalties on commercial sales. Depending on the nature of the product candidate (e.g. small or large molecule), potential R&D milestones range from €3.8 million to €37 million on a per product basis. If the candidate receives approval, we are generally entitled to sales milestones that range from $60 million to $250 million per product, along with royalties between 0.5% and 10% of net sales. The research term is approximately five years. The agreements expire upon the expiry of the last patent of the asset developed under the agreement, unless terminated earlier by either party. The agreements permit our counter parties to terminate the agreement without cause by giving written notice, usually six months. Either party may terminate the agreements prematurely for cause, in particular, for the other party’s (i) uncured material breach or (ii) bankruptcy or insolvency. See “Risk Factors—Our business depends on our and our partners’ success in innovation and drug development, which is highly uncertain.”

Expanding from CKD to other disease areas

While our molecular patient database in CKD is most advanced, we aim to advance a number of additional proprietary molecular patient databases in other disease areas (e.g. Oncology, Cardiology). The opportunity to derive new targets and therapies in these disease areas is tremendous, and we aim to capitalize on these databases via additional strategic alliances.

EVOpanHunter—Advanced data analysis and prediction platform

With higher throughput systems, the amount of generated -omics data grows exponentially and it becomes increasingly challenging to analyze these high dimensional data sets. Specifically for this purpose we have built EVOpanHunter, a multi-omics machine learning supported analysis tool, which allows data scientists to work with huge amounts of data in a very user friendly fashion. EVOpanHunter can effectively analyze extensive -omics data sets as well as establish relationships with preclinical and clinical metadata.

Source: 1) NCBI—GenBank and WGS Statistics (https://www.ncbi.nlm.nih.gov/genbank/statistics/) ; 2) NCBI—Sequence Read Archive (SRA; https://www.ncbi.nlm.nih.gov/sra/docs/sragrowth/);3) Perez-Riverol et al., The PRIDE database and related tools and resources in 2019 (doi.org/10.1093/nar/gky1106); 4) ReportLinker (reportlinker.com/p05871542/Global-Transcriptomics-Technologies-Market-Premium-Insight-Competitive-News-Feed-Analysis-Company-Usability-Profiles-Market-Sizing-Forecasts-to.htlm)

The increase in the amount of -omics data is driving the need for computational analysis, and EVOpanHunter supports and integrates data analysis at all levels. The platform consolidates analysis across various datasets including clinical data (demographic information, medication, co-morbidities), meta data (gene/protein information, experimental parameters), chemical data (structures, compound information, drug databases) as well as unspecified data such as public knowledge, BioMol databases and other resources (e.g. Wikipathways).

Once the data is uploaded into EVOpanHunter, the platform allows users to freely interact and combine data in a web-based system. Results are presented immediately and can be interpreted or used as input for subsequent steps of data analysis. This rapid feedback is a crucial advantage of EVOpanHunter, distinguishing it from other tools. The EVOpanHunter platform aids the derivation of drug signatures or cell-type profiles for use as references in future investigations. In this way, EVOpanHunter offers sophisticated data mining to a broad range of scientists who do not necessarily have a bioinformatics background. It also provides the entry-point for advanced machine learning approaches.

An example of the versatility of EVOpanHunter in combination with EVOpanOmics is our industry-leading position in prediction of drug induced liver injury (“DILI”). Liver toxicity accounts for about 18% of drug withdrawals from the market. By the time these failures occur, costs are already material. With better tox-prediction available at the discovery stage, these failure rates have the potential to be reduced dramatically. In our models, the combination of EVOpanOmics with EVOpanHunter has resulted in a superior prediction rate for DILI of 82%. This compares with the current gold standard relying on high content imaging endpoints, which has a 70% prediction rate, and animal models, which has prediction rates as low as 50%.

Aside from toxicity prediction, we believe that better ways to evidence efficacy of drug candidates are needed. In our view, this can only be achieved by linking patient derived data generation such as EVOpanOmics with a suitable data analysis platform like EVOpanHunter. Over 54% of drugs in Phase III clinical trials fail. Of these, 57% fail due to inadequate efficacy, which means that many projects continue for many years pursuing the wrong target or developing compounds that are simply not good enough. Ultimately, only approximately 9% of

Phase I biologics receive approval. For this reason, there should be more emphasis than ever on demonstrating disease relevance of targets and compounds at a much earlier stage in the R&D process.

In addition, we believe it is necessary to measure disease relevance relative to molecular patient profiles that we know are associated with the disease. As outlined above, we believe this can be done by focusing more on unbiased and comprehensive read-outs such as transcriptomics and proteomics, which are uniquely suited to measure disease status and disease progression because they capture more complex molecular disease profiles. We believe that in order to achieve relevant outcomes in a reasonable period of time, artificial intelligence-based analysis tools can be used to support the identification of mechanisms and targets that can be clearly linked to patient subpopulations defined by molecular phenotypes.

iPSC—A new paradigm in disease modelling

To accelerate the paradigm shift towards precision medicine, since 2012 we have developed an industrialized platform that builds patient derived assay systems and disease models through iPSC technology. We believe that our iPSC platform is one of the largest and most sophisticated in the industry, and we have focused on industrializing iPSC-based drug screening so that we can increase the reproducibility and robustness of such screening. We have achieved industrialization by standardizing and scaling up the process of creating patient-derived iPSC for disease modelling and drug screening.

We initially developed our iPSC platform to overcome deficiencies associated with disease models for CNS indications but have since expanded its applicability to cover multiple therapeutic areas such as cardiovascular, metabolic, oncology, endocrinology, and ophthalmology among others. We anticipate that iPSC-based disease models will have broad applicability in multiple diseases that have been untreatable due to the absence of robust disease models or due to prior disease models not leading to viable treatment approaches.

Neurological diseases, such as Alzheimer’s, amyotrophic lateral sclerosis (“ALS”) and Huntington’s disease, remain a major challenge for therapeutic drug development due to poor understanding of disease pathophysiology and insufficient representation of these diseases in animal models. Furthermore, in several cases, positive efficacy results observed in pre-clinical animal models have not been reproduced in clinical trials. Based on our expertise in CNS diseases, we believe that existing disease models in this field are suboptimal because the use of immortalized or primary cells have limited disease relevance and are not scalable. For these reasons, we believe it is essential to develop better predictive, ideally human, disease models that generally reflect human disease and disease phenotypes more accurately. Accordingly, we attempt to achieve this objective through the application of our iPSC platform, which is focused on patient-derived iPSC models because they are more suitable for modeling neuronal diseases than other systems.

iPSC Technology shifts the drug discovery paradigm:

iPSCs can be reprogrammed from various patient cells (e.g. skin biopsies or blood) and have the ability to proliferate unlimitedly and differentiate into almost any cell type of the human body. Most importantly they have been shown to replicate disease mechanisms that are found in humans. With our iPSC system, animal models are only used for pharmacokinetic and pharmacodynamic studies to determine whether a compound reaches the specific tissue and is effective there. Such compounds are then tested on various different patient in vitro models before moving into clinical trial testing. This allows us to stratify patient populations and explore at the outset whether a drug is effective for all patients or only subpopulations. With this we obtain highly valuable information for clinical trial design, so we can ensure that we not only select the relevant patients for clinical studies but also use this new drug with relevant patients in a commercial setting.

For accurate disease modelling, it is essential that all protocols we establish work across multiple iPSC lines to capture the highly diverse genetic causes for many diseases. Together with our partners, we have generated a large number of over 300 high quality iPSC lines according to patient consents and standardized reprogramming methods. The over 300 patient-derived iPSC bank covers a broad range of diseases including Amyotrophic lateral sclerosis, Frontotemporal dementia, Parkinson’s disease, Huntington’s disease, retinopathies, lysosomal storage diseases and other neurodegenerative diseases. We are also advancing our stem cell research platform for disease modeling and screening to develop reliable, scalable and automated manufacturing processes. All of our protocols have been simplified, shortened wherever possible and optimized for high reproducibility and cellular yield. This is an essential requirement for large scale manufacturing in a bioreactor format and generation of large scale batches of qualified cells for screening. All cells are seeded onto 384-well plates and handled in an automated fashion.

We expect that a clinical trial of our first iPSC-derived drug candidate will commence in 2022. The candidate has a novel mechanism in neurodegeneration derived from our iPSC-based disease models. This program is expected to progress to the clinic in less than five years as part of our broad and exclusive neurodegenerative disease collaboration with BMS. More broadly in iPSC, we have developed over 300 patient-derived cell lines for disease modelling across more than 15 disease areas, for which our main alliances include neurodegeneration and Huntington’s disease. To continue to build our capabilities, we intend to expand our iPSC capacity in Hamburg, Germany, by constructing a new building “The Lighthouse of iPSC” with an expected year of completion of 2024.

EVOaccess—Biologics for All

EVOaccess is our advanced approach to designing, discovering, developing and manufacturing modern biotherapeutics. We believe that EVOaccess positions us well to further establish significant long-term, integrated partnerships with the expansion of our solutions into highly efficient and flexible biologics manufacturing. This differentiated offering is available to our partners on a fee-for-service and/or FTE-rates based model as well as through arrangements that involve milestones and royalties.

EVOaccess was brought into Evotec’s offering with the acquisition of Just Biotherapeutics (subsequently renamed Just—Evotec Biologics) in 2019, which represented our entry into the large and growing market for commercial biologics and expanded our multi-modality capabilities. The founding and original concept of Just—Evotec Biologics was to create an agile, flexible, and cost-effective method of biologics discovery, development and manufacture to enable affordable global access to modern biologics therapies. This powerful, horizontally integrated end-to-end system is called J.DESIGN.

J.DESIGN is our in-house integrated technology platform designed to accelerate development and provides superior manufacturing process control in order to produce higher quality molecules at the lowest possible cost. J.DESIGN is directed particularly toward antibody and antibody-like biotherapeutics. One of the key strengths of the platform is the broad scope and integration from discovery through manufacturing and facility design. All operations are integrated under their individual elements, which are known as J.DISCOVERY, J.MD, JP3 and J.POD®.

The resulting efficiency of our fully integrated end-to-end platform offers partners the opportunity to capitalize on more agile and cost-effective manufacturing, scaled accordingly for the stage of development and size of the patient population. This flexibility is of critical importance as novel biologics increasingly enter highly complex disease indications with less certain outcomes. Additionally, we anticipate that increased speed and flexibility as well as reduced costs of the discovery and development processes will allow us to gain significant market share in rare disease and orphan indications as well as in the field of biosimilars where pricing can be competitive.

We are applying artificial intelligence and machine learning to create and select high quality molecules in discovery that in turn drive more productive manufacturing processes. Our technology enables continuous feedback, machine learning and model refinement to drive further improvements in speed, quality and cost. This learning loop is best represented as a circular “flywheel,” which gets better and more efficient with each turn.

We anticipate that the current technological focus of the J.DESIGN platform will have the capabilities to address greater than 70% of all biologic products in the coming years.

J.DISCOVERY—Antibody Discovery

In order to create antibody therapeutics, we utilize our J.DISCOVERY approach to build a large and diverse antibody library we call J.HAL (Just-Humanoid Antibody Library). The DNA sequences coding for the antibodies in J.HAL are computationally created using machine-based deep neural network learning through algorithms termed Generative Adversarial Networks (“GANs”). The GANs used to build J.HAL are trained on hundreds of thousands of natural human antibody sequences. Since we can train J.HAL with different sets of antibodies exhibiting a variety of biophysical properties, we can bias J.HAL to generate DNA sequence coding for antibodies that can be developed and manufactured efficiently, and may have superior properties for addressing a specific disease target. We call the billions of antibody sequences in our J.HAL library “Humanoid” because they are indistinguishable from human antibodies, even though they are created computationally. The full power of disease knowledge and pharmacology expertise across Evotec ensures comprehensive pharmacological and safety understanding in tandem with developability and manufacturability. As we have control over the processes of discovery, development and manufacturing, we can feed this information back and dramatically expand J.HAL based on experience and validation. The desired outcome is the creation of antibodies that are safe, developed quickly and cost-effectively and with the potential of greater efficacy.

J.MD—Molecule Design

J.MD is the molecule design aspect of J.DESIGN that reviews and improves native antibody sequences—either derived from J.HAL or any other source – to enhance their manufacturability and stability. Using Abacus, an in-house suite of proprietary computational tools, we create learning algorithms that enable scientists to predict the best molecules and conditions for development. Molecules are then evaluated using assays that indicate how well a molecule is expressed, purified and formulated. Any information learned from evaluating the molecules is subsequently used to further improve the toolset for future molecules.

JP3—Process and Product Platform

JP3 is J.DESIGN’s processing and product design arm complete with proprietary cell lines, vectors, and media with process options for fed-batch, intensified fed-batch and continuous culture. This technology also includes chromatography, filtration and viral clearance capabilities for the removal of impurities. To optimize the storage stability of products, JP3 comes with biophysical and formulation development tools. The designing tools also feature high-resolution analytical capabilities including a mass spectrometry based multi-attribute method (“MAM”).

J.POD®—Manufacturing and Plant Design

The ultimate physical representation of the transformation of the biologics discovery and development continuum is the J.POD® facility. To remain competitive, companies require flexible manufacturing solutions with the right capacity at the right time and smart, high-yielding processes to increase efficiency by cost-effective and faster manufacturing without any sacrifices to quality and safety. J.POD® is the manufacturing and plant design aspect of J.DESIGN which achieves these objectives.

J.POD® accelerates the development of highly productive processes that can be executed in relatively small unit operations and still make enough product to meet almost all commercial market needs in a single facility. These highly intensified processes reduce the size of unit operations to fit into relatively small, flexible “PODs” or cleanrooms and become the core manufacturing space in a J.POD® facility. Since the entire process train uses single-use technology, central and capex intense utilities like “clean in place” or “sterilize in place” systems are eliminated, as well as the large amount of stainless-steel piping and large stainless steel vessels that must be precisely built and validated. In addition, PODs and the equipment they contain can be built and assembled while the plant is being constructed so that the time and complexity of validation is dramatically reduced. The modular, flexible and less capital intense set-up creates the opportunity for a global network of J.POD® facilities, leading to better and cost-effective access to biologics in areas of the world that have not been served thus far.

Finally, instead of increasing the size of bioreactors and processing steps to expand capacity (as in traditional large-scale manufacturing facilities), additional bioreactors of the same size are essentially “cloned.” In essence, we “scale-out” rather than “scale-up” and effectively reduce scale-up risks by manufacturing at the same scale from early clinical development through commercial manufacturing. Our processes are highly “intensified,” using continuous perfusion and connected downstream processing to make large amounts of high quality drug substance with a relatively small bioprocessing footprint.

We are about to complete construction work for our first J.POD® manufacturing facility located in Redmond, Washington. The facility became operational in August 2021. Construction of a second facility in

Toulouse, France is expected to start in 2021 and we anticipate the European facility to commence production of first batches by 2024. Our vision is to create a global network of highly standardized manufacturing sites that can serve local demand.

While still under construction, our first J.POD® has already attracted its first commercial partners. In January 2020, we announced that Just—Evotec Biologics had entered into a multi-year collaboration with Merck & Co., Inc., (“MSD”) for the development of innovative production technologies for high quality biologics. Under the terms of the agreement, Just – Evotec Biologics grants MSD access to manufacturing capacity in our innovative J.POD® facility in Redmond, Washington.

We have also established agreements with Advanced BioScience Laboratories, Inc. (“ABL”), and Ology Biosciences in 2020. ABL is a global contract development and manufacturing organization (“CDMO”) that services both the U.S. Government and the biopharmaceutical industry. Under the agreement, Just – Evotec Biologics will design a manufacturing process required for the production of Phase I cGMP clinical supply of a broadly neutralizing antibody (“bnAb”) against HIV. The agreement with Ology Biosciences covers the evaluation and analytical characterization of antibodies against SARS-CoV-2. Under the terms of the agreement with Ology Bio, Just – Evotec Biologics acts as a subcontractor to Ology Bio and utilizes its in silico toolset to screen a panel of anti-SARS-CoV-2 antibodies provided by Ology Bio that were generated from convalescing COVID-19 patients.

In August 2020, the U.S. Department of Defense awarded Just—Evotec Biologics an order for the development of a highly efficient manufacturing process for monoclonal antibodies against COVID-19, followed by a manufacturing agreement in January 2021. The mAbs will be tested in clinical trials and, if approved, could be used for the treatment and/or prevention of SARS-CoV-2 infections. Just – Evotec Biologics intends to use its experience in process development and clinical manufacturing to enable the realization of these potentially critical protein therapeutic treatments against SARS-CoV-2 infections.

In October 2020, Just—Evotec Biologics received funding from the Bill and Melinda Gates Foundation as part of the COVID-19 Therapeutics Accelerator initiative to support the development and manufacture of mAb candidates for the prevention of severe COVID-19 cases in vulnerable populations in low and middle-income countries. Under the grant, Just – Evotec Biologics uses its proprietary software toolset Abacus™ to perform an in silico analysis of several lead candidate sequences of potent anti-SARS-CoV-2 mAbs provided to the foundation by several leading academic medical centers around the world. Abacus™ analysis identifies key sequences that can impact developability and, if required, make recommendations to optimize the anti-SARS-CoV-2 antibody candidates. In addition, Just – Evotec Biologics will perform cell line development for two lead molecules.

EVOcells—From cells to therapies

In addition to disease modelling, we use our iPSC platform to develop the next generation of cell-based therapies. Our iPSC cell therapy portfolio spans across metabolic diseases, immuno-oncology and heart repair. We plan to further expand and invest in our cell therapy infrastructure with a focus on off-the-shelf cell therapies with long-lasting efficacy like immune cells in oncology (e.g. Natural Killer T cells), beta cells for diabetes, cardiomyocytes in heart repair, retina cells in ophthalmology as well as iPSC-derived exosomes.

Our most advanced candidate in the field of iPSC-based regenerative medicine is our QRBeta initiative, aimed to cure patients suffering from type I diabetes. In in vivo models, we have demonstrated a durable normalization of blood glucose levels with our iPSC islet-like clusters that also deliver long-lasting normoglycemia at human glucose set points. They have been shown to be significantly more resilient to hypoxia and post-implantation stress compared to human primary islets. The combination of promising in vivo data and internal GMP manufacturing capabilities differentiates us from the competition and we have the ability to scale up and accelerate development through the clinic. We retain all commercial rights to this candidate and we are accelerating its development while evaluating options for partnering.

In 2021, we advanced our cardiomyocytes based program by entering into a collaboration with the University Medical Center Hamburg-Eppendorf, UKE. The collaboration was formed to develop a first-in-class cell therapy for the treatment of heart failure. Under the terms of the partnership, Evotec and UKE will leverage their complementary strengths for the development of a new cell therapy approach using engineered heart tissue for the treatment of heart failure. We expect to leverage our industry-leading human iPSC platform to establish GMP-compatible process development and upscaling for large-scale generation of clinical-grade heart muscle cells known as cardiomyocytes. We also plan to contribute genetically modified GMP iPSC lines, which contain alterations preventing rejection of the cardiomyocyte-containing product by the patient’s immune system, and include additional safety mechanisms to control unwanted proliferation of graft cells. By using GMP-grade iPSC lines, the collaboration is intended to deliver off-the-shelf products that can be implanted in broad patient populations with little to no immunosuppression. UKE will contribute its proprietary Giga Patch Method for the generation of fully functional heart tissue suitable for cardiac transplantation. In vivo validation and development activities will be shared jointly between Evotec and UKE. We will be responsible for GMP and pre-clinical activities as well as for any subsequent partnering of the program.

In immuno-oncology, we are building a portfolio of “off the shelf” iPSC-based immune effector cells to overcome the hurdles of current autologous cell therapies in oncology such as long vein-to-vein times, limited manufacturing reliability, logistic challenges and high price points. In the future, we plan to target the development of a comprehensive portfolio of innovative immuno-oncology programs. At this stage, our portfolio comprises of iPSC derived Natural Killer Cells (EVOcells iNKs), Macrophages (EVOcells iM) as well as aßT-cells and gdT-cells (EVOcells iT). We anticipate that programs may enter clinical trials in 2025, and we may partner such programs within the next 24 months.

EVOgenes—From genes to therapies

The formation of EVOgenes in 2020 signaled Evotec’s expansion into gene therapy and added one of the fastest-growing and exciting modalities to our portfolio of capabilities. The establishment of a dedicated site for research and development of gene therapy-based projects in Orth/Donau, Austria, staffed with a highly experienced and cohesive gene therapy team, marked a significant step towards our long-term vision of becoming a fully modality-agnostic drug discovery and development company. Our goal is that EVOgenes becomes a fully developed gene therapy platform by 2025. We intend to become the partner of choice for biotechnology, pharmaceutical and academia with a comprehensive catalog ranging from capsids that are currently available to new technologies of viral, non-AAV gene therapy as well as non-viral gene therapy.

The team for the EVOgenes platform has deep expertise in rare genetic disease drug development. We believe this expertise, paired with the opportunity to leverage and fully exploit the breadth of experience and capabilities of the wider Evotec network, including biomarkers, analytical and manufacturing capabilities, should result in a very competitive offering for a number of innovation-driven partners.

Our EVOgenes platform is a toolbox comprising capsids, regulatory sequences and production cell lines. We expect the EVOgenes platform will reach further than existing established techniques such as AAV and lentiviral gene transfer into the increasingly important area of RNA technologies or new proprietary cell lines and vectors. We see the future of EVOgenes as a platform for the development of new and disruptive technologies such as access to non-viral transduction technologies or access to regulated gene expression that may lead to the design of a small molecule based “on-off switch” for safe and efficient gene expression. We believe that possessing next generation gene therapy capabilities will position Evotec as the ‘partner of choice’ as biopharma companies look beyond first generation gene therapies and will also strengthen our intellectual property portfolio.

Business models

“Fee-for-service model”

As an external innovation partner to the life science industry, we provide stand-alone or fully integrated drug discovery and development solutions to our partners using our industrialized, high-quality and comprehensive infrastructure. Various capabilities can be grouped into an integrated service combining various steps along the drug discovery and development chain. The “fee-for-service model” usually applies where no intellectual property of Evotec is involved or no essential proprietary technology platforms (e.g. EVOpanOmics, EVOpanHunter, iPSC) are used.

Our solutions are capable of providing unparalleled breadth and depth to clients. We can support our partners’ programs at any and all phases of the chemical value stream (hit creation, expansion, hit-to-lead, lead optimization and development readiness) and from early target identification through to manufacturing of compounds for clinical and commercial purposes. We also possess capabilities across all modalities, target types, routes of administration and disease areas. Our services are made available through a number of well-defined work packages that are compensated at FTE-rates or fixed cost basis. Typical examples of fee-for-service work packages would include, without limitation, high-throughput screening campaigns, sample management, ADME-tox tests or certain chemistry development services. However, there is flexibility in structuring these work packages to cater to specific needs of clients – for example synthesis and scale up chemistry is a typical work package that is compensated on a fee-for-service basis, but medicinal chemistry is predominantly compensated based on FTE rates as part of an integrated offering.

In 2020, 79% of our third-party revenues were derived from EVT Execute, which mainly includes fee-for-service and FTE-rates based revenues. These revenues are generated largely from EVOiR&D, EVOaccess and EVOgenes. Fee-for-service and FTE-rates based revenues are also a source for revenues within EVT Innovate, in addition to milestones and potential royalties. Driven by favorable market dynamics and robust demand for pharmaceutical outsourcing services, we expect the fee-for-service and FTE-rates based business to grow by mid to high single digits in the near-term. Fee-for-service and FTE-rates will continue to remain a key value driver going forward but as drug discovery and development evolves, we foresee certain work packages transitioning away from fee-for-service into more integrated alliances.

With an increase in demand for Evotec’s proprietary and premium platforms (e.g. EVOpanOmics and EVOpanHunter and iPSC drug discovery), we have sought to enter into contracts with customers for these services that expand beyond fee-for-service and FTE-rates to also include success-based components, such as milestones and potential royalties. As an example, target identification and validation services have historically been offered on a fee-for-service and FTE-rates basis. However, with transcriptomic and proteomic profiling across cells and tissues followed by bioinformatics-driven data mining and hypothesis building potentially becoming the new gold standard, these services now involve our proprietary and premium platforms. In connection with such platform, we seek to structure integrated alliances that will be recognized within our EVOroyalty business model pursuant to which we will generate FTE-based revenue from delivery of services, as well as potential milestones and royalties. We have successfully transitioned fee-based service customers to this model. The most prominent example for such an evolution is our alliance with Bayer targeting P2X3 inhibition, which has so far resulted in four clinical phase II trials in four different indications.

Key Performance Metrics for our Fee-for-Service Business

1) Share of Annual Repeat Business

We have demonstrated solid customer retention rates, as defined by the percentage of revenues from customers that we had a relationship with in the prior year, above 90% in each of the last 3 years. See “Management’s Discussion and Analysis of Operating Results and Financial Conditions—Key Performance Metrics and Non-IFRS Measures—Repeat Business.”

2) Customer Evolution and Contribution

The number of our customer alliances has expanded significantly in recent years, providing further validation of our services provided. During 2020, we added 315 new customers compared to 283 in 2019 and 263 in 2018. The number of customer alliances that generate revenues of more than €1.0 million per year have continued to rise and reached 86 in 2020 (2019: 79), or 10% of total customers in the last two years, pointing to increasing entrenchment with each customer See “Management’s Discussion and Analysis of Operating Results and Financial Conditions—Key Performance Metrics and Non-IFRS Measures—Repeat Business.”

3) Reduction of Customer Concentration

Our customer and revenue base have become more diversified over the last three years as revenues have grown significantly. Our top 10 customers’ contribution to total revenues has declined from 47% in 2018 to 41% in 2020, pointing towards a steady decrease in revenue concentration among top customers. Our largest customers by revenue, BMS, Merck and Sanofi, accounted for 24% of group revenues in 2020. Other than BMS, no single customer contributed more than 10% of group revenues. See “Management’s Discussion and Analysis of Operating Results and Financial Conditions—Key Performance Metrics and Non-IFRS Measures—Revenues from contracts with customers.”

EVOroyalty—Co-own and Share products

We leverage our proprietary technology platforms to develop new drug discovery projects, assets and platforms, both internally and through collaborations. This approach allows us to create starting points for the later development of strategic partnerships through our EVOroyalty collaboration model with leading pharmaceutical and biotechnology companies. These collaborations generally involve a combination of upfront payments, ongoing research payments, and significant financial upside through milestones and royalties. They enable the sharing of cost and risk. The aim of these collaborations is to develop R&D projects faster and more efficiently and to generate faster returns on investments. With increasing demand for our proprietary technology platforms, we expect to enter into collaborations involving success based milestone payments and royalties. Our goal is to increase revenue contribution from EVOroyalty through the maturation of our pipeline significantly by 2025.

Benefits to us from our EVOroyalty model include:

•	Milestones and royalties-based revenue to secure and accelerate profitability;

•	A risk-reduced development pathway for drugs given ability to combine Evotec and partner research and development capabilities and expertise;

•	Deepen our knowledge base of high quality research and development capabilities; and

•	Validation to build out a broad early-stage pipeline

We believe we possess one of the broadest and deepest pipelines in our industry. Since 2015, the number of our assets has more than doubled to more than 130 with 11 disclosed assets in clinical development and another four that have not been disclosed by our partners. Of the clinical assets, one is in Phase III, five are in Phase II and nine are in Phase I. Among our pool of nine Phase I assets, we count three planned indication extensions, each in a different therapy area. We define our pipeline to include candidates that we wholly own and those for which we have the right to receive royalty or milestone payments. For candidates for which we have the right to receive royalty or milestone payments, we, in most cases, will have initially developed them and subsequently licensed or assigned to partners for continued pre-clinical and clinical development. They also include candidates that have been initially developed by our partners and that have become the subject of a joint research project pursuant to which we are eligible for royalty or milestone payments. We do not count among our pipeline, those candidates that are being developed by partners in whom we have solely an equity stake through EVOequity and no right to milestone or royalty payments with respect to their candidates in development.

Beyond therapeutic areas, we have also successfully expanded our pipeline across multiple modalities. In 2015, our therapeutic assets were exclusively small molecules. In contrast, in 2021, more than 10 assets were derived from cell and gene therapy, more than 20 from biologics, more than 90 from small molecules and more than 10 early-stage projects where several modalities are being investigated. Given the breadth and depth of our pipeline across therapeutic areas, modalities and stage of development, we believe that the risk-reward profile of our pipeline is unique in the industry. We expect the relative share of EVOroyalty revenues as a percentage of total revenue to increase as our EVOroyalty pipeline matures and as the revenue mix within EVOaccess and EVOgenes increasingly includes success-based components.

Evolution of Total Number of Projects within EVOroyalty

Case studies

In order to demonstrate our approach to developing new drug candidates in a collaborative and efficient manner, and to visualize how collaborations can evolve over time in terms of size and scope, the following section contains case studies of typical relationships with our strategic partners. The case studies share a pattern of collaboration and innovation, although the origin of the respective partnerships differ and demonstrate that our strategic set-up is agnostic to organizational characteristics and even strategic inclinations of our partners.

Each of the agreements referenced in the case studies contains a similar set of term and termination provisions. The agreements typically have terms lasting until the later of (a) the expiration of the last-to-expire of (i) the agreed-upon research term (which ranges from 5-7 years, subject to extensions), (ii) all option terms (which run from the date of IND approval or the meeting of other drug discovery criteria plus ninety days); and (iii) if applicable, a post-research term period (typically three to five years) and (b) the expiration of the last to expire development and commercialization agreement executed with respect to a candidate developed under a particular agreement. Royalty terms typically run from the date of the first commercial sale of a product until the later of (a) the date of expiration of the patent covering the product and (b) 10 years after the first commercial sale of the product.

Bayer—Expansion of Original Collaboration Across the Clinical Development Spectrum and Across Multiple Therapeutic Areas

In October 2012, Bayer and Evotec entered into a strategic research alliance with the goal of identifying three small molecule clinical candidates for the non-sex-hormonal treatment of endometriosis within five years. The operational phase of the collaboration began in spring 2013, and by April 2018 the goal had been achieved when the third candidate entered human clinical studies. Previous candidates had already progressed to clinical development in an accelerated manner in August 2016 and July 2017.

During that time, the scope of our alliance with Bayer was expanded to include chronic cough, overactive bladder and diabetic neuropathic pain. The potential to treat patients suffering from these diseases was highlighted due to the nature and expression of the target protein P2X3 that was initially explored for the treatment of endometriosis.

To date, the following pipeline assets are being developed pursuant to the partnership: eliapixant, (BAY 1817080), a P2X3 antagonist and BAY 2328065 with an undisclosed mode of action. The most advanced drug candidate resulting from this collaboration is eliapixant (BAY 1817080). We believe that it has multi-indication potential, qualifying as a “pipeline in a molecule.” The most advanced clinical trial is a Phase IIb trial in the treatment of patients suffering from chronic refractory cough. A press release of Bayer, published in August 2021 suggests that the Phase IIb headline data supports strong potential in terms of safety and efficacy. A poster presented at the international congress of the European Respiratory Society on September 5, 2021 exhibited a 24% rate of taste-related adverse events in patients treated with the higher dose of eliapixant 150 mg bid and lower rates in patients treated with eliapixant 75 mg bid and 25 mg bid. Efficacy potential was demonstrated through dose-dependent reduction in 24-hour cough count of up to 27% versus placebo.

Aside from chronic cough, Phase II clinical trials with eliapixant are underway in the endometriosis (monotherapy, second line treatment), overactive bladder (monotherapy, second line treatment) as well as second line treatment of diabetic neuropathic pain.

Our Bayer collaboration highlights our capabilities across the drug development spectrum as what started as a research collaboration has now expanded to include clinical development leading up to potential regulatory approval if successful. We are eligible to receive €580 million in potential milestones and tiered sales royalties ranging from low single digits to 10%. Since the beginning of this collaboration in 2012, total milestones received from Bayer amounted to €40 million as of June 30, 2021. The collaboration also highlights the breadth of our therapeutic expertise given expansion beyond women’s health into respiratory and CNS indications.

BMS—Validation for our Proprietary Technology Platforms (EVOpanOmics, EVOpanHunter and iPSC)

In 2016, we partnered with Celgene (acquired by BMS in 2019) on a broad strategic drug discovery collaboration in neurodegeneration using our iPSC platform. Under the terms of the agreement, we received an upfront payment of $45 million. BMS holds exclusive options to in-license worldwide rights to Evotec programs developed from our compound library. We may be eligible to receive up to $250 million in milestones per product as well royalty percentages from mid-single digit to low teens on in-licensed programs. We achieved our first milestone, worth U.S. $5 million, in 2017 when we successfully completed a screening campaign using our iPSC-based screening platform. The progress of the program resulted in BMS opting to in-license EVT3683 for the treatment of an undisclosed neurodegenerative disease. EVT3683 is the first project developed using human disease modelling on Evotec’s iPSC platform reaching IND registration in under five years. The opt-in by BMS triggered a milestone worth $20 million. In 2018, Celgene opted to add further projects to the collaboration. In 2019, Celgene extended the collaboration by another two years and expanded the relationship to include additional cell lines moving in to 2020. EVT8683 is expected to enter the clinical phase in late 2021 or in 2022. As of June 30, 2021, we have accumulated milestone payments of €43 million since 2016.

In parallel with the collaboration in neurodegeneration, BMS expanded the scope of our partnership into two additional areas in 2018. In May 2018, we entered into a long-term strategic drug discovery and development partnership to identify new therapeutics in oncology. The collaboration aims to leverage our capabilities in phenotyping screening with an initial focus on solid tumors. Also in 2018, we entered into a third long-term strategic drug discovery and development partnership in the field of targeted protein degradation. In this collaboration, Evotec and Celgene (now BMS) intend to leverage our EVOpanOmics platform in order to identify drug targets which are traditionally difficult to track. The pipeline assets that are being developed pursuant to the partnership are still in pre-clinical stage and therefore they have not been disclosed by our partner. In September 2021, BMS exercised its option to enter into an exclusive global license for EVT8683. Under the terms of the deal, we received an option payment of $20 million.

Our collaboration with BMS validates our proprietary technology platforms (EVOpanOmics, EVOpanHunter and iPSC) and highlights the broad applicability of these platforms across multiple therapeutic areas.

Exscientia—Shared Economy through EVOequity and EVOiR&D

We have partnered with Exscientia since early 2016 to advance small molecules and bispecific small molecules in immuno-oncology. The collaboration has resulted in the development of an A2a receptor antagonist. In 2017, the collaboration was augmented by our investment of €15 million in a series A financing round.

The A2a receptor antagonist (EXS21546) is being developed to treat adult patients with advanced solid tumors. EXS21546 is designed to enhance immunotherapy as a single agent or in combination with immune checkpoint therapies for patients with high Adenosine signatures. EXS21546 is undergoing first-in-human studies (NCT04727138) with the clinical protocol for early phase I and whole blood PD biomarker having been validated. The study commenced in December 2020 and is expected to be completed by September 2021, according to clinicaltrials.gov. The time between target validation to clinical trial initiation was 56 months. Pursuant to the terms of the agreement, we have agreed to a scaled-revenue sharing arrangement that provides that we will earn 45% of the revenue if we exercise an option at the start of a phase 1a clinical trial and reduces down to 10% in steps if we exercise an option at a proportionally later stage of clinical development.

In addition to co-development of drug candidates, Exscientia also utilizes our EVOiR&D capabilities for various projects outside the scope of our immuno-oncology collaboration thereby highlighting the potential revenue synergies of our partner ecosystem. Under the agreement, as amended, each party has the right to notify the other party that it is no longer able or willing to contribute to the program. Upon receipt of such opt-out notice, the other party is entitled to continue the program.

Given clinical, strategic and financing progress made by Exscientia, we have seen our equity stake appreciate meaningfully in recent years. Based on valuation benchmarks set in series A and series D financing rounds, our investment in Exscientia is expected to result in a rate of return in excess of low triple digits.

Our collaboration with Exscientia exemplifies the shared economy model of Evotec:

•	Creates value to Evotec shareholders through EVOequity by engaging in early stage equity investments in high science and innovative biotechs;

•	Beyond equity investment, making Evotec’s discovery and development capabilities available to partners for use within and outside the scope of collaborations (e.g. EVOiR&D)

The EVOroyalty “Iceberg” is Constantly Growing

The below table outlines our pipeline assets by therapeutic area and stage of development. Our partnered pipeline includes those assets we have developed and licensed or assigned to partners for clinical development and commercialization as well as the assets of our partners for which we are entitled to receive potential royalty or milestone payments. Our unpartnered pipeline consists of assets we have developed internally, but have not yet partnered. Our equity pipeline is comprised of the assets under development by companies in which we have made an equity contribution through EVOequity. We expect to realize returns on our equity pipeline both from successful exits and from fee-for-service and FTE-rate based revenues from these companies. Our BRIDGES pipeline represents the assets under development through our joint ventures with academic institutional partners as part of our project incubation program to promote early development of academic research. See “—BRIDGEs—Summary of Equity Holdings as of June 30, 2021.” Note that the assets shown here as part of our equity and BRIDGEs pipelines are not included in the number of our pipeline assets described elsewhere in this prospectus.

STAGE		Neuroscience & Pain	Oncology	Metabolic Diseases	Inflammation & Immunology*	Virology	Anti-bacterial	Global Health
		THERAPEUTIC AREA						
Clinical	Ph 3	Insomnia						
	Ph 2	CC - P2X3 NP - P2X3 OAB - P2X3	Breast Cancer **Carrick** Breast Cancer		Endo - P2X3			
	Ph 1	ND ND ND Pain	A2A **Carrick** CRPC **Carrick** TNBC		Endo P2X7 ND **Topas** Pemphis vulgaris			CHIK-V
Pre-clinical		ALS ND	EVT801 **Exscientia** ND 2 **Exscientia** ND 2	ND 10 **QRbeta** Encapsß **EVT** S460	ND 8 **Fibrocor** IPF **Topas** Celiac Disease **Topas** Uveitis/Chola -ngitis **Topas** Anti -drug IR **Exscientia** ND 5	HBV Covid-19 3	Noso-502 **Forge** LpxC UTI	
Discovery		LDD 3 – **Cajal Neurosciences** LDD 2 – **Aeovian** ND LDD 1 – **Facio** FSHD 1 ND 15 – **Facio** FSHD 2 ND 14 – **Exscientia** Psychiatry ND 12 – **Exscientia** ND 1 ND 11 – **LAB282** N=3 ND 10 – **LAB150** N=1 ND 9 – EVT Glaucoma ND 8 – EVT Fragile X ND 7 – EVT Canavan ND 6 – EVT Gaucher ND 5 – EVT RPE-P ND 4 – EVT iPSC Myelin ND 3 – EVT iPSC-ICT ND 2 – EVT iPSC Dir. Diff. ND 1	IO Onco 4 LDD 5 Onco 3 LDD 4 Onco 2 **EVT** TargetFAP Onco 1 **EVT** FF-Ab 2 **EVT** LAB031 4 **EVT** FF-Ab 1 **EVT** LAB031 3 **EVT** MDSC-screen **EVT** LAB031 2 **EVT/MF** AlloMod 3 **EVT** LAB031 1 **EVT/MF** AlloMod 2 **EVT** iTab **EVT/TMF** AlloMod 1 **EVT** iM **EVT/Indiv** Lung c 3 **EVT** iTgd **EVT/Indiv** Lung c 2 **EVT** iNK **EVT/Indiv** Lung c 1 **EVT** act **EVT** ObliTaim **EVT** Ice **LAB150** N=1 **Exscientia** IO 2 **LAB282** N=7 **Exscientia** N=5 **Exscientia** ND 4 **DarkBlue Therapeutics** **Quantro** ND **Autobahn Labs** **Breakpoint** ND 1 **OxVax** **Breakpoint** ND **Carrick** ND **Blacksmith** ND **Immunitas** ND **Exscientia** IO 1 **Immunitas** IMT-073 **Immunitas** solid and hemat	ND 1 ND 2 ND 3 ND 4 ND 5 ND 6 ND 7 ND 8 ND 9 Fibrosis LDD 6 LDD 7 **QRbeta** iBeta **EVT** Fibr. IBD 2 **EVT** Fibr. IBD 1 **EVT** TargetTF CDK/fibrosis **EVT** TargeFibrosis tTF **EVT** iCardio-myocyte **EVT** NephSyn **EVT** Nurture **EVT** QUOD **EVT** Neplex **EVT** HPP **EVT** Nurture TID 1 **EVT** Nurture TID 2 **EVT** Nurture TID 3 **EVT** Nurture TID 4 **LAB150** N=1 **NephThera** ND **LAB282** N=2 **Eternygen** NASH/Diabetes	ND 1 ND 2 ND 3 ND 4 ND 5 ND 6 ND 7 ND 8 **CureXsys** ND **EVT** ILR-23 **Exscientia** Respiratory **Exscientia** N=5 **Fibrocor** Fibrosis **Celmatix** PCOS **Celmatix** OS **Blacksmith** ND **Topas** ND 1 **Topas** ND 2 **Fibrocor** CA Nephropathy **LAB150** N=2 **LAB282** N=5	HBV-HBx HBV RNA HBV-HBc EBV 2 EBV 1 Flu 2 Flu 1 BKV **Exscientia** Covid-19 **LAB282** N=2	Naphtamidines **Forge** LpxC Lung VMM **Forge** LpxC STD Tribe Carb-X **Forge** DXR Noso-2G **Forge** IspF Cystobactamid **Forge** RNAP eAMR **Forge** ThrS Staph persist **Forge** ND RNA Pol **Exsci-entia** ND 6 HDT **LAB 282** N=2 Neopyrrolomycins	Malaria AP series BMGF 02 2 BMGF 02 1 TB HTS Product Screen TB patDB Resorcinomycin

Partnered Pipeline   Unpartnered Pipeline   Equity Pipeline   BRIDGEs Pipeline

*Also includes Women's Health, Respiratory projects

The Equity Pipeline does not contain programs from EVT/partners that are not publically disclosed

Overview of Disclosed Clinical Stage Pipeline Assets

The below table outlines the 11 clinical stage pipeline assets that have been publicly disclosed by our collaboration partners. We have licensed or assigned these pipeline assets to partners for clinical development and commercialization. Pursuant to the terms of our arrangements with our partners, our collaboration partners are fully responsible for the clinical development and potential commercialization of these assets, both financially and operationally. We bear no financial responsibility for their clinical development. Under these agreements we have the right to receive development and milestone payments, as well as royalties from commercial sales, if these candidates are successfully developed by our partners. See “Risk Factors—Our business depends on our and our partners’ success in innovation and drug development, which is highly uncertain” and “Bayer—Expansion of Original Collaboration Across the Clinical Development Spectrum and Across Multiple Therapeutic Areas” as well as “Exscientia—Shared Economy through EVOequity and EVOiR&D” for a discussion of the terms of these collaborations.

Asset	Indication	Partner	Phase	Expecting Key Upcoming Catalyst

EVT-201	Insomnia		Phase III	Not available

Eliapixant	Refractory and/or Unexplained Chronic cough		Phase II	Start of Phase III

Eliapixant	Overactive bladder		Phase II	Phase II results H1 2022

Eliapixant	Neuropathic pain		Phase II	Phase II results H2 2023

Eliapixant	Endometriosis		Phase II	Phase II results H2 2022

XP-105	Oncology		Phase II	Not available

CNTX 6016	Neuropathic pain		Phase Ib/IIa	Phase Ib/IIa results in H1 2022

BAY2328065	Women’s Health		Phase I	Phase I results in 2022

EXS21546	Oncology		Phase I	Phase I results in 2021

EVT894	Chikungunya virus		Phase I	Phase I results in H1 2022

EVT-401	Inflammation		Phase I	Not available

Overview of Key Platform Assets

Asset	Indication	Platform	Partner	Phase

BMSxxx	Neuro-degeneration	iPSC		Preclinical

QRB001	Diabetes	iPSC	Unpartnered(1)	Preclinical

Unnamed	Nephrology	EVOpanOmics and EVOpanHunter		Discovery

Unnamed	Heart Failure	iPSC	Medical Center Hamburg-Eppendorf (UKE)	Discovery

(1)	Unpartnered pipeline assets are wholly owned by us.

EVOequity

We facilitate the acceleration of innovation as an operational venture capital provider providing capital and access to our industrialized and integrated technology platforms, expertise and network. We make equity investments in products, technology platforms and companies through which we obtain early access to innovation and derive upside through our role as operational partner. We see significant potential for value creation from EVOequity over the coming years from new partnerships, clinical successes and positive commercial developments because we expect to drive the valuation of individual portfolio companies. We expect to realize returns on investments both from successful exits from our portfolio companies and fee-for-service and FTE-rates based revenues with our portfolio companies.

As shown in the graphic below, we recognize various starting points to fuel our EVOequity portfolio. One of the key sources is risk-shared venture creation involving spin-outs of our proprietary assets into separate legal entities or joint ventures with partners. We also invest in early-stage development companies that start out as our customers and engage us to conduct for them drug discovery work on our platforms. Investing in those companies helps us create long-term relationships and facilitates access to innovation in the treatment areas in which we specialize. These companies may originate from our BRIDGEs program, where Evotec partners with academic institutions to facilitate the acceleration of academic innovation without compromising precision or safety. We also identify investment opportunities by evaluating external opportunities.

EVOequity’s strategy started with the creation of Evotec’s spin-outs of Topas Therapeutics in 2016. Since then, our portfolio of equity holdings has grown steadily, and as of June 30, 2021 we have 24 investments with 90 active projects in our EVOequity pipeline. Most projects are in oncology and immunology and inflammation. Assets from Carrick Therapeutics, Topas Therapeutics and Exscientia are currently most advanced, with six projects having reached the clinical stage (Phase I and II). Our ownership ranges from 1% to 50% in equity per company, and we typically aim for an investment period of five to seven years. As of June 30, 2021, we have invested €92.6 million into EVOequity and expect to accelerate those investments over the coming years.

We are particularly focused on investing in novel technology modalities and patient-driven discovery platforms.

Many of our portfolio companies have started out as our customers or have become customers either in parallel or subsequent to our equity investment. For example, Vifor Pharma has been a customer of Evotec for many years, and more recently we have collaborated on early development in nephrology, which has led to the establishment of our joint venture, NephThera. With other equity holdings such as Forge and Aeovian, we have an operational relationship through signing a master service agreement in parallel to our investment into the company.

Typically we support the development of our equity investors’ in-house projects from early discovery up to IND-enabling studies and chemistry, manufacturing and control.

The structural difference to conventional venture capital models is our operational relationship with the portfolio companies and that our investment decisions often benefit from robust datasets that we have generated in-house on our industrialized and scalable platforms. Because we believe that we can make better informed decisions through this approach, we see realistic chances of investment returns that could exceed venture capital like returns. Our typical equity investment is structured in such a way that we typically aim to obtain control of material stakes between 20% and close to 50% in the first financing round. Subject to dilution in subsequent rounds, these holdings may vary. On a case-by-case basis we may invest in subsequent financing rounds. In the case of spin-outs, we make contributions in kind to leverage our in-house capabilities and accelerate innovation.

BRIDGEs

We believe that academic settings serve as a major source and point of origination and development of drugs that are ultimately approved. For example, approximately 25% of drugs approved by the FDA originate from academia, according to a study published in Nature investigating the contribution of different types of organizations to drug innovation. Universities are a major source of current and future drugs targets. We seek to address the lack of funding and access to expertise for translational projects from academia, which is one of the main hindrances for efficient innovation. While there is a lot of support to initiate basic research projects, funding options tend to narrow down as the development of translational projects progress and there is often a lack of commercial understanding on how to advance assets to the next stage.

We have positioned ourselves as a leading company for the accelerated translation of academic assets by initiating “BRIDGEs,” our project incubation program designed to accelerate and promote early development of academic research. BRIDGEs stands for “Biomedical Research, Innovation and Development Generation Efficiency.” Through BRIDGEs, we utilize our technology platforms to facilitate the acceleration of academic innovation. The global rollout of BRIDGEs is currently underway with a geographic focus on North America and Europe. BRIDGEs provides us with access to a broad portfolio of first-in-class therapeutics across academic institutions. We serve as the exclusive technology partner to advance projects to the next value inflection points, which enable formation of spin-out companies or partnering with pharmaceutical companies. The entire process facilitates the decision making process of investors trying to assess the quality of the respective projects. Through BRIDGEs, we have achieved a 75% reduction in average project evaluation time (from 8 to 2 months before decision), a 66% percent reduction in average weeks until the first experiment (from 24 weeks to 8 weeks) and a 50% reduction in average time until the conclusion of experiments (from 36 months to 18 months) in comparison to translational public grants.

To date, we have created seven BRIDGEs (LAB282, LAB150, Autobahn Labs, Argobio, beLAB2122, LAB1407 and Danube Labs) and a spin-out from the University of Oxford named Dark Blue Therapeutics from this initiative. We outline selected BRIDGEs in further detail below:

LAB282

In November 2016, we announced the formation of LAB282, a research laboratory developed in partnership with Oxford University Innovation and Oxford Sciences Innovation (“OSI”). Housed at Oxford University, the lab is dedicated to accelerating the translation of basic biomedical research from Oxford University into new therapeutics across any therapeutic area or modality. Projects are sourced exclusively from Oxford University researchers and are aided by a drug discovery expert in residence seconded by Evotec to the lab. The goal is for LAB282 to generate and accelerate the achievement of pre-clinical proof of concept results for new drugs and to generate eventual spin-out companies. To date, LAB282 is responsible for 37 active or completed projects. Pursuant to the partnership, we exclusively contribute our drug discovery expertise and platforms to select projects and develop them further. We will be entitled to equity in new LAB282 spin-out companies together with Oxford University and its academic researchers and together with OSI will have the right to co-invest in seed financing rounds. The pipeline assets being developed pursuant to the partnership are in pre-clinical stages.

Autobahn Labs

In June 2020, we announced the launch of Autobahn Labs, a novel virtual incubator developed in partnership with Samsara BioCapital, a leading life sciences investment firm and KCK Ltd., a family investment fund. Autobahn Labs operates out of the San Francisco area and partners with top academic and research institutions to catalyze early-stage drug discovery and development. Since launch, Autobahn Labs has established multiple strategic collaborations with leading research institutions, including a first-in-kind collaboration with the University of California Los Angeles to identify and advance patient therapies for a variety of indications and another collaboration with the University of California San Francisco to identify promising early science and form new joint-owned ventures. Autobahn Labs has two active or completed projects to date.

beLAB2122 / beLAB1407

In April 2021, we announced the launch of beLAB2122 and in May 2021, we announced the launch of beLAB1407. Both LABs are translational BRIDGEs funded with $20 million each, in collaboration with BMS. In collaboration with BMS, beLAB2122 brings together leading academic institutions from the Rhine-Main-Neckar region of Germany. Also in collaboration with BMS, beLAB1407 brings together leading academic institutions from the Midlands in England and Scotland. Both BRIDGEs have the goal of efficiently advancing first-in-class therapeutic options across all therapeutic areas and formats into investable drug discovery and early development projects. In Germany, mediated and supported by BioRN, the Life Science Cluster Rhein Neckar, beLAB2122 brings together the European Molecular Biology Laboratory, the German Cancer Research Center, the Goethe University Frankfurt, the University of Heidelberg and the University of Tübingen in one collaboration with industry partners. beLAB1407 brings together the universities of Birmingham, Edinburgh, Nottingham and Dundee in a collaboration with industry partners.

Summary of Equity Holdings as of June 30, 2021

Company	Focus	Equity Stake
Autobahn Labs	Multiple	39.29%
Aeovian	mTORC1 inhibitor	5.47%
Ananke Therapeutics	RNA binders oncology	22.70%
ArgoBio Studio	Multiple	10.04%
Blacksmith Medicines	Human metalloenzymes	15.01%
Breakpoint Therapeutics	DNA damage response (DDR)	43.39%
Cajal Neuroscience	Neurodegenerative disease	2.27%
Carrick Therapeutics	Molecular pathways in Oncology	4.56%
Celmatix	reproductive medicine and fertility	25.05%
Curexsys	Therapeutic exosomes	39.82%
Dark Blue Therapeutics	Oncology	18.67%
Eternygen	NASH	24.97%
Exscientia	Artificial intelligence	14.84%
Fibrocor Therapeutics	Fibrotic diseases	8.88%
Fibrocor LLP	Fibrotic diseases	16.26%
FSHD Unlimited Corp	Facioscapulohumeral dystrophy (FSHD)	21.46%
Forge Therapeutics	Gram-negative antibiotics	14.90%
Immunitas Therapeutics	Oncology	7.97%
Leon Nanodrugs	Nanotechnology	12.43%
Mission BioCapital	Multiple	4.60%
NephThera	Chronic Kidney Disease	50.00%
OxVax	Immuno-oncology	4.42%
panCELLa	iPSC platform	13.06%
QUANTRO Therapeutics	Functional-genetic and transcriptomic technologies	34.52%
Topas Therapeutics	Nanoparticle-based therapeutics	21.13%

We seek to protect and enhance our technology platforms, including proprietary processes, technologies, inventions, and methods, and their application to the research and development of treatments for serious diseases, including our pipeline assets, and methods of manufacture and methods of usage of our pipeline assets. We pursue a multi-layered intellectual property strategy to protect our technology platforms and their application to the research and development of treatments for serious diseases. One focus of our intellectual property strategy is to provide protection for our platforms and pipeline assets currently in development. We also pursue intellectual property protection for assets that may be used in future development programs and/or that may be of interest to our partners, or otherwise may prove valuable in the field.

Various aspects of our technology platforms and our pipeline assets are protected by patent filings, while other aspects remain trade secrets. We also pursue other methods of protection, including seeking trademark registrations, as appropriate. Many of our intellectual property assets were developed and are owned solely by us, some have been acquired and are solely owned by us, some have been developed via collaboration and are jointly owned, and some have been licensed from third parties. We will continue to make additional patent application filings and pursue opportunities to acquire and license additional intellectual property assets, technologies, platforms or pipeline assets, as developments arise or are identified.

As of March 1, 2021, our owned patent portfolio included more than 60 patent families, each of which includes at least one filing in the United States or Europe, and several of which are pending or granted in multiple jurisdictions.

Below, we provide a summary of the contours of our current intellectual property portfolio as it relates to different aspects of our business.

Discovery Platform

Our discovery platform is comprised of multiple integrated building blocks, including EVOiR&D, EVOpanOmics, EVOpanHunter, EVOaccess, EVOcells and EVOgenes. These combined platforms allow us to deliver operational efficiencies and advanced technological capabilities to drive rapid progress and successful outcomes in the early stages of the R&D process where innovation steps are the largest and most important. In support of our discovery platform, we own a patent estate for molecular detection and other platform technologies. In addition, we have developed a number of patent-protected biological assays, specifically, methods to measure the chemical or biological activity of any combination of targets and compounds.

In support of our discovery platform, we own proprietary trade secrets and methods for analyzing samples. EVOpanOmics is our proprietary approach to analyzing samples from human patients, rodents and in vitro cultures using genomics, transcriptomics, proteomics and metabolomics. We have proprietary protocols, that we protect as trade secrets, that have been established and validated to allow for preparation of fully intact RNA, metabolites and proteins from a number of tissues both from rodent models and human patient material that are in many cases unique to Evotec. We have primary and other cell types, and proprietary immortalized cell lines that we processed in a way to allow us to perform single cell and single nuclei sequencing as well as so-called ScreenSeq and ScreenPep analysis. Our proprietary ScreenSeq and ScreenPep technologies are process-optimized and fully validated high throughput transcriptomics and proteomics platforms, respectively. We have a growing proprietary database comprising diverse proprietary -omics data based on in vitro, in vivo and human sample analysis.

In support of our discovery platform, we own and leverage proprietary software and datasets. EVOpanHunter is our proprietary software solution that enables exploratory insight analysis for researchers in a convenient, web-based environment. Our software may integrate some open-source software and openly available published algorithms with our proprietary modules and data. Our proprietary modules include an infrastructure to map and interlink meta information for e.g., genes, proteins, or targets within omics data and across species barriers, a framework to store, manage, and access omics data, and an architecture for storing, cleaning, managing, and providing access to clinical data. The software includes several tools to enhance analysis, including tools for differential analysis (e.g., used to compare diseased vs. healthy samples), statistical analysis tools, and a machine learning computing tool. The EVOpanHunter software leverages our proprietary datasets to create a prediction model for cell type annotation.

In support of our discovery platform, we have proprietary materials and cells. EVOcells is our proprietary cell lines platform and includes our proprietary iPSC platform. We expanded our iPSC platform through the acquisition of diverse assets including intellectual property from a third party.

Pipeline Assets

We have used our proprietary research platform to generate and identify patentable drug candidates with the potential for partnering. Numerous patent applications have been generated and filed as a result of such activities. In some cases we have elected to retain the pipeline asset intellectual property, and in other cases we have outlicensed our intellectual property to third parties or transferred ownership of the intellectual property to third parties in exchange for milestone payments, royalties, or equity in their business.

As with other biotechnology and pharmaceutical companies, our ability to establish and maintain our proprietary and intellectual property position for our technology platforms and pipeline assets will depend on our success in obtaining effective patent claims and enforcing those claims if granted. There can be no assurance that any of our current or future patent applications will result in the issuance of patents or that our future issued patents (if any) will provide meaningful protection of our pipeline assets or technology. For more information regarding the risks related to our intellectual property, see the section entitled “Risk Factors—Risks Related to Our Intellectual Property.”

Government Regulation

Government authorities in the European Union, the United States and other countries and jurisdictions extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, record-keeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting and import and export of pharmaceutical products. Compliance with applicable statutes and regulations and other requirements of regulatory authorities requires the expenditure of substantial time and financial resources.

Regulation of Drugs and Biologics

In the European Union, pharmaceutical products are subject to a comprehensive scheme of regulatory requirements mainly set out at EU level, but country-specific regulations at EU member state level remain essential in many respects. These regulations exercise oversight over all aspects of our operations including, but not limited to, research, development, testing, manufacturing and quality control. They also govern all aspects of the operations of our customers and the partners with whom we co-own pipeline assets, including assessing safety and efficacy for purposes of marketing approval, labelling, storage, record keeping, commercialization, distribution, post-approval monitoring, advertising, pricing, and more.

The process governing approval of medicinal products in the United States generally mirrors the process in the European Union. In the United States, pharmaceutical products are regulated by the FDA. The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal and state statutes and regulations apply to us and our customers and our partners who develop our pipeline assets. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications (“NDAs”) or biologics license applications (“BLAs”), warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us or our partners. Before a new drug or biologic may be marketed, it must undergo extensive testing and regulatory review to determine that it is safe and effective and be approved by the FDA or other regulatory authority.

Preclinical Research

Before testing any product candidate or therapy in humans, it must undergo extensive preclinical testing. Preclinical research involves in vitro (test tube) and animal studies to evaluate the chemistry formulation and toxicity of the drug over a wide range of doses and to detect whether the product is likely to cause any of a variety of adverse conditions or diseases, including birth defects and cancer. Initial preclinical studies are conducted before any clinical testing occurs, while longer-term testing is conducted in parallel with clinical studies.

A robust package of preclinical data is required before clinical trials can begin. In the European Union, if preclinical results warrant continuing development of the product candidate, before a clinical trial may commence, applicants are required to submit a clinical trial application (“CTA”) to each country’s national health authority and an independent ethics committee. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier with supporting information, in particular preclinical data and information about the manufacture and quality of the medicinal product under investigation. In the United States, if preclinical results warrant continuing development of the product candidate the results of the studies are submitted to the FDA as part of an investigational new drug application, or IND. An IND includes, among other things, items such as preclinical data, manufacturing information, a proposed clinical protocol and an investigational plan and must be reviewed by the FDA and become effective before proposed clinical testing can begin.

Regulation of Testing Facilities

Our facilities are audited by regulatory agencies such as the FDA, MHRA, and similar foreign regulatory authorities as well as our customers to ensure compliance with requirements designed to ensure the quality and integrity of the testing process and data such as GLP and GMP and other requirements adopted by the EMA, the FDA, the Ministry of Health in the United Kingdom and by similar regulatory authorities in other countries, as applicable. GLPs and GMP require standardized procedures for all equipment, processes and analytical tests, for recording and reporting data, and for retaining appropriate records.

Clinical Trials, MMA, NDA or BLA Preparation and Submission

In the European Union, all phases of clinical development are extensively monitored and audited by regulatory authorities of the relevant member states. Authorities scrutinize all clinical activities and data, and our partners must submit annual reports to the controlling authorities of the relevant member states detailing the progress of the trial. Our partners must also submit any information that suggests a significant risk to human patients or any clinically important increase in the rate of serious suspected adverse reactions to regulatory authorities as and when they discover such information. The United States has adopted a similar regulatory scheme to the European Union. Clinical development of our pipeline, including the conduct of human trials and interaction with regulatory authorities, is typically carried out by our partners.

Clinical trials are typically divided into three phases. Phase I clinical trials include basic safety and pharmacology testing in approximately 20 to 80 human subjects per trial, usually healthy volunteers or stable patients, and include trials to evaluate the metabolic and pharmacologic action of the product in humans, how the drug or biologic works, how it is affected by other drugs, how it is tolerated and absorbed, where it goes in the body, how long it remains active, and how it is broken down and eliminated from the body. Phase II clinical trials include basic efficacy (effectiveness) and dose-range testing in a limited patient population (usually 100 to 200 patients per trial) afflicted with a specific disease or condition for which the product is intended for use, further safety testing, evaluation of effectiveness, and determination of optimal dose levels, dose schedules and routes of administration. If Phase II trials yield satisfactory results, Phase III trials can commence. Phase III clinical trials include larger scale, multi-center, comparative clinical trials conducted with patients afflicted by a target disease, designed to permit a valid statistical test of safety and effectiveness required by the EMA, the FDA and other regulatory authorities and to provide an adequate basis for product labeling. The FDA and similar foreign regulatory authorities receive reports on the progress of each phase of clinical testing and may require the modification, suspension or termination of clinical trials if, among other things, an unreasonable risk is presented to patients or if the design of the trial is insufficient to meet its stated objective.

Upon completion of Phase III clinical trials, the drug sponsor will assemble the data from all phases of development, along with the chemistry and manufacturing and nonclinical data and the proposed labeling, among other things, into a single large document, the marketing authorization application, or MAA, and/or the NDA or BLA. Under EU law, marketing authorizations can be obtained through the centralized marketing authorization procedure from the European Commission (based on the opinion of EMA’s Committee for Medicinal Products for Human Use) or through the national, mutual recognition or decentralized marketing authorization procedures from the competent authorities of the relevant member states. Centralized authorization is compulsory for certain drug types. The EMA (or the relevant authorities of the member states) and the FDA carefully scrutinize data from all phases of development, as well as the facilities where the product is manufactured, to determine whether the manufacturer has complied with regulations and whether the drug or biologic is safe and effective for the specific use under study. The EMA (or the relevant authorities of the member states) or the FDA may refuse to accept the MAA, NDA or BLA for filing and substantive review if certain administrative and content criteria are not satisfied. Even after accepting the submission for review, the EMA (or the relevant authorities of the member states) or the FDA may require additional testing or information.

Regulations require a manufacturer to collect and periodically report to the EMA, FDA and similar regulatory authorities in foreign countries additional safety data on the drug or biologic for as long as the manufacturer markets the product (post-marketing surveillance). These reports must include data from all countries in which the product is sold. Additional post-marketing trials (Phase IV) may be required as a condition of the product’s approval to assess safety or verify clinical benefit or may be voluntarily undertaken after initial approval to find new uses for the product, to test new dosage formulations or to confirm selected nonclinical benefits. Product approval may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

Data Privacy and Security Laws and Regulations

As a primarily business-to-business focused organization, we do not market, sell, or distribute products or services directly to patients or consumers. Accordingly, the personal information that we collect and process, including human tissues and patient samples, is generally limited to what is necessary to conduct business with other businesses within our industry.

Nevertheless, we hold confidential personal information relating to persons who have been and/or still are employed by the company. The possession, retention, use and disclosure of such information is highly regulated, particularly in the EEA. The GDPR controls how personal data must be handled and places significant restrictions on the export of personal data from within the EEA to other third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remains uncertain. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, including HIPAA, and federal and state consumer protection laws and regulations (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Other Environmental, Health and Safety Laws and Regulations

We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain liability insurance (including, where applicable, workers’ compensation) to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. We also have in place several continuity plans tailored to different locations to mitigate serious environmental issues.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations.

Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Competition

The market for R&D services is competitive, based on modality-by-modality or technology-by-technology comparison. However, we believe we are well-positioned to offer our partners an integrated solution that cannot be replicated by combining selected elements made available by other service providers. We believe our services are differentiated based on the degree of integration, the number of modalities, precision, relevance, agility, and capacity to generate new data and ability to exploit it with advanced computing.

We believe that Evotec is one of very few companies that has assembled such a seamlessly integrated precision medicine platform.

We compete in an industry characterized by rapidly advancing technologies, intense competition and a complex intellectual property landscape. With respect to other players in specific fields in the industry, we consider our competition to be as described below:

•	External drug discovery and development: A number of large CROs including Wuxi Apptec, Charles River Laboratories and Catalent;

•	PanOmics and patient relevant disease modelling: Schrödinger, Berkley Lights and Adaptive Biotechnologies, and, in the field of data-driven precision medicine in oncology, Tempus;

•	Tech enabled business models: Abcellera, Certara, Recursion and Schrödinger;

•	iPSC-based regenerative therapy of Type I diabetes: Vertex Pharmaceuticals and Sana Biotechnology, both of whom are developing iPSC-based treatments for Type I diabetes;

•	iPSC-based treatments of cancer and immune disorders: Fate Therapeutics and Century Therapeutics;

•	Treatment of Parkinson’s disease and heart failure: BlueRock Therapeutics, (acquired by Bayer in August, 2019);

•	iPSC-based assay developments: Fate Therapeutics, Allele Biotechnology, Takeda and Fujifilm, along with CMOs such as Lonza, SCM Lifescience, Reporcell and Charles River Laboratories;

•	Biologics manufacturing: Lonza, Samsung Biologics, Boehringer Ingelheim, Wuxi Biologics and Avid Bioservices;

•	Pipeline assets:

(a)	We believe eliapixant to be an appropriate benchmark for gefapixant (Merck, Inc.); both are treatments for chronic cough;

(b)	Our agent for the treatment of Chikungunya virus infections faces competition from an Albumedix product with the same application;

(c)	Our assets treating neurodegenerative diseases may face competition from similar assets developed by Denali Therapeutics.

Manufacturing

We currently operate two manufacturing facilities, one of which is located in the United States (Redmond, large molecules) and the other in Europe (Abingdon UK, small molecules). A third manufacturing facility (for biologics) will be constructed in Toulouse, France and is expected to be operational by 2024.

We have the capability to produce drug products to support the clinical development and commercialization of both our own and our partners’ assets. We apply our machine learning and integrated technology platform J.DESIGN to the manufacturing aspect of our business to bring further value to our partnerships and produce drug products in a cost-effective and efficient manner. Because we utilize J.DESIGN early in the drug discovery stage, by the time we reach the manufacturing stage of any given program we have already predicted and reduced the risk of most scaling problems that may occur. As a result, we are able to deliver flexible, right-sized manufacturing at lower costs and with faster turnaround times, without sacrificing the quality of the products.

In order to enhance our manufacturing capabilities further, we are currently constructing a J.POD® late-stage clinical and commercial manufacturing facility that uses single-use technology. Additionally, because the facility will contain clinical and commercial processes, both can be operated at the same scale to facilitate seamless transfer and eliminate scale up risk. Located in Redmond, Washington, the building is expected to be approximately 130,000 square feet and house more than 250 employees at full capacity. The site, which will be able to produce on a large enough scale to meet most of our commercial needs in a single facility and will mainly supply markets in North America.

As global demand for flexible biologics capacity and for more affordable access to medicines increases, we intend to build a second J.POD® facility in Toulouse, France. Europe is the second largest biologics market and a strong desire for local capacity and security of supply is evident in this market. The decision to set up this infrastructure at our own site in Toulouse was a strategic one, as the Toulouse footprint creates operational efficiency and design for multi-modality biological treatments such as cell therapy adds further synergy with our strategic needs. We expect the second J.POD® to be completed by 2024.

We are committed to continually developing our manufacturing operations to support our clinical and commercial scale manufacturing needs. We expect to require an additional €75 million to €85 million of capital expenditure for the J.POD® facility in Redmond, Washington.

Certain of our operations are carried out under GMP and GLP regulations that are certified and periodically audited by regulatory agencies such as the FDA, MHRA, AISA and our customers. Further, we have established an internal quality assurance system that monitors our compliance with these regulations.

Our Organization

Evotec SE is a publicly listed European stock corporation operating under German law. Our headquarters are in Hamburg.

We have operating sites in Hamburg, Cologne, Göttingen, and Munich (Germany), Lyon and Toulouse (France), Abingdon and Alderley Park (UK), Verona (Italy), Orth an der Donau (Austria), as well as in Branford, Princeton, Seattle and Watertown (USA). The group has been successful in creating both operational and technological synergies between sites and geographical regions by way of organic growth and strategic acquisitions.

Employees

Our team is comprised of dedicated and talented professionals in the field of drug discovery and development. As of June 30, 2021, we had a total of over 3,900 employees worldwide. Our employees typically have multi-year experience in drug discovery and development and have worked for us for more than five years on average. A large share of our employees hold at least one academic qualification, including a significant amount with a PhD degree or equivalent.

We are committed to various environmental, social and governance initiatives, including achieving certain climate-based targets, championing diversity and inclusion and building a group-wide learning platform in connection with EVOacademy. None of our employees have engaged in any labor strikes. No collective bargaining agreements apply to the employment relationships of our employees, however, we have a workers’ council at our Hamburg and Munich sites. We consider the relationship with employees to be positive and have not experienced any material labor disputes.

Throughout 2020, despite the COVID-19 pandemic, we maintained full operations on all of our sites while protecting and safeguarding our employees through careful and active management of density, social distancing and upgraded cleaning and hygiene routines.

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of business. We are currently not a party to any material legal or administrative proceedings. In addition, we are not aware of any material legal or administrative proceedings contemplated to be brought against us. Regardless of outcome, litigation may have an adverse impact on our operations because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Management Board (Vorstand)

The following table sets forth the names and functions of the current members of our Management Board, their ages and their terms:

Name	Age	Position
Dr. Werner Lanthaler	53	Chief Executive Officer
Dr. Cord Dohrmann	57	Chief Scientific Officer
Dr. Craig Johnstone	51	Chief Operating Officer
Enno Spillner	51	Chief Financial Officer

The business address of the members of our Management Board is the same as our business address: Essener Bogen 7, 22419 Hamburg, Germany.

The following is a brief summary of the business experience of the members of our Management Board:

Dr. Werner Lanthaler has served as Chief Executive Officer of Evotec since March 2009. Prior to joining Evotec, from 2000 to 2009, Dr. Lanthaler served as Chief Financial Officer at Intercell AG, a biotechnology company focused on the development of prophylactic and therapeutic vaccines against infectious diseases. Dr. Lanthaler serves on the boards of directors of AC Immune SA (since early 2018), Topas Therapeutics GmbH (from 2015 to 2020) and Argenx SE (since April 2014), where he also serves as chairperson of the Audit Committee. Dr. Lanthaler holds a doctorate degree in economics from Vienna University, a master’s degree from Harvard University, and a degree in psychology.

Dr. Cord Dohrmann has served as Chief Scientific Officer of Evotec since September 2010. From 2000 to 2010, Dr. Dohrmann served in various management positions including as the Chief Scientific and Chief Executive Officer at DeveloGen AG, a drug discovery company focused on the development of novel therapies for diabetes and obesity. DeveloGen was acquired by Evotec in 2010. Dr. Dohrmann serves on the Supervisory Board of Eternygen GmbH, Breakpoint Therapeutics, Facio Therapies and as board observer of Immunitas Inc. Dr. Dohrmann is a member of the German Council of Science and Humanities. Dr. Dohrmann holds an undergraduate degree in biology from Tübingen University, a master’s degree in molecular biology from the Max-Planck Institut and a doctorate in cellular and molecular biology from Harvard Medical School.

Dr. Craig Johnstone has served as Chief Operating Officer of Evotec since January 2019. Dr. Johnstone joined Evotec in 2012 as the Senior Vice President of Drug Discovery and Innovation Efficiency. In 2015, he was appointed Directeur General and Site Head of Evotec (France) SAS and, in January 2017, he became the Global Head of Integrated Drug Discovery. Dr. Johnstone does not hold any memberships in supervisory bodies. Dr. Johnstone holds a bachelor’s degree in pure and applied chemistry, as well as a doctorate degree in organic and organometallic synthesis from the University of Strathclyde.

Enno Spillner has served as Chief Financial Officer of Evotec since July 2016, with oversight over various functions and departments, including finance, information technology, Supply Chain Management, legal and risk management. Prior to his tenure at Evotec from 2013 to 2016, Mr. Spillner served as chairperson of the Management Board, Chief Executive Officer and Chief Financial Officer and, from September 2005 to March 2013, as Chief Financial Officer of 4SC AG, Munich-Martinsried, a publicly listed company on the Frankfurt Stock Exchange and a developer of innovative, small-molecule drugs to combat cancer. Since 2014, Mr. Spillner has served as a Non-Executive Member of the Board of Directors and chairperson of the Audit Committee at Euronext and, since December 2020, NASDAQ-listed Nanobiotix SA, Paris. Mr. Spillner holds a Dipl.-Kaufmann degree (master’s degree in business) from the University of Bamberg.

Supervisory Board (Aufsichtsrat)

The following table sets forth the names and functions of the current members of our Supervisory Board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Term

Name	Age	Expires	Principal Occupation
Prof. Dr. Iris Löw-Friedrich	60	2024	Chief Medical Officer and Executive Vice President of UCB S.A.
Kasim Kutay	56	2024	Chief Executive Officer of Novo Holding A/S
Dr. Elaine Sullivan	60	2024	Chief Executive Officer of Curadh Pharmaceuticals
Dr. Mario Polywka	58	2024	Independent consultant and former member of the Management Board of Evotec AG
Roland Sackers	52	2024	Chief Financial Officer and Managing Director of QIAGEN N.V.
Dr. Constanze Ulmer-Eilfort	59	2024	Member of the Global Executive Committee and Partner at Baker McKenzie

The business address of the members of our Supervisory Board is the same as our business address: Essener Bogen 7, 22419 Hamburg, Germany.

The following is a brief summary of the prior business experience of the members of our Supervisory Board:

Prof. Dr. Iris Löw-Friedrich has served as a Member of the Supervisory Board at Evotec since June 2014. Since 2008, Prof. Dr. Löw-Friedrich has served as Chief Medical Officer and Executive Vice President of Development and Medical Practices at UCB S.A., Brussels (Belgium), a biopharma company focusing on neurology and immunology. Since April 2014, Prof. Dr. Löw-Friedrich has served as a Member of the Board of Directors at TransCelerate BioPharma Inc. and, since May 2016, as a Member of the Supervisory Board of Fresenius SE & Co. KGaA. Prof. Dr. Löw-Friedrich holds a doctorate degree in medicine from the University of Frankfurt.

Kasim Kutay was appointed a Member of the Supervisory Board in June 2020. Since 2016, Mr. Kutay has served as the Chief Executive Officer of Novo Holdings A/S, a leading life science investor. From 2009 until 2016, Mr. Kutay served as the Managing Director, Co-Head of Europe, and member of the Global Management Committee at Moelis & Co. Mr. Kutay also serves on the Supervisory Boards of Novo Nordisk A/S and Novozymes A/S. He holds a bachelor’s degree and master’s degree from the London School of Economics.

Dr. Elaine Sullivan has served as a Member of the Supervisory Board since June 2015. She was appointed Chief Executive Officer of Curadh Pharmaceuticals in April 2020. Prior to that, Dr. Sullivan was the Chief Executive Officer of Carrick Therapeutics Ltd., a European oncology company, for which she served as Executive Entrepreneur and Advisor to the Board of Directors until December 2019. Dr. Sullivan also serves as Non-executive Director of the IP Group plc, Open Orphan plc and Active Biotech AB. Dr. Sullivan holds a doctorate degree in molecular biology and virology from the University of Edinburgh and a bachelor’s degree in molecular biology from the University of Glasgow.

Dr. Mario Polywka was appointed Member of the Supervisory Board in June 2019. Dr. Polywka also served as a member of the Management Board of Evotec AG from November 2007 to December 2018, including as Chief Operating Officer. In May 2017, Dr. Polywka became a member of the Board of Directors of Forge

Therapeutics Inc. and in September 2017 he also joined the Board of Directors of Exscientia Ltd. Dr. Polywka has served as Non-Executive Director at UK biotechnology company Orbit Discovery since September 2019 and in September 2019 accepted a position as Senior Advisor at MCF Corporate Finance. He holds a doctorate degree in mechanistic organometallic chemistry from the University of Oxford.

Roland Sackers has served as a Member of the Supervisory Board since June 2019. Since 2004, Mr. Sackers has served as the Chief Financial Officer of QIAGEN N.V., a European-American provider of sample and assay technologies for molecular diagnostics, applied testing, and academic and pharmaceutical research. Since 2009, he has also represented QIAGEN as a board member of BIO Deutschland e.V. Mr. Sackers holds a master’s degree in business administration from the University of Münster.

Dr. Constanze Ulmer-Eilfort was appointed a Member of the Supervisory Board in June 2021. Since 1994, Dr. Ulmer-Eilfort has worked at Baker McKenzie serving in several roles, including as Equity Partner since 2000, Member of the Global Executive Committee since 2017, and as Managing Partner in the German and Austrian offices from 2012 to 2017. Dr. Ulmer-Eilfort also serves as Chair of the Advisory Committee at S4DX GmbH, a biotechnology start-up based in Munich since May 2021. Dr. Ulmer-Eilfort holds a law degree from the University of Munich, a Masters of Law degree from the University of Pennsylvania Law School, and a doctorate degree in law from the University of Berlin.

Family Relationships

No family relationships or other arrangements exist among any members of our Management Board or Supervisory Board.

Two-Tiered Board Structure

We are a European public company with limited liability (Societas Europaea or SE) (also referred to as European stock corporation, and in the official terminology of the European legislation referred to as European public limited-liability company), having its seat in Germany. We accordingly are subject to the European legislation on the Societas Europaea, namely the SE Regulation and the German Act on the Implementation of the SE Regulation (SE-Ausführungsgesetz—SEAG), as well as—insofar as applicable pursuant to the SE Regulation—to the German legislation on stock corporations, most importantly the German Stock Corporation Act (Aktiengesetz). In accordance with these statutes, we have chosen to have a two-tiered governance structure. Hence, our corporate bodies are the Management Board (Vorstand), the Supervisory Board (Aufsichtsrat) and the shareholders’ meeting (Hauptversammlung). Our Management and Supervisory Boards are entirely separate, and, as a rule, no individual may simultaneously be a member of both boards.

Our Management Board is responsible for the day-to-day management of our business in accordance with applicable laws, our Articles of Association (Satzung) and the Management Board’s internal rules of procedure (Geschäftsordnung des Vorstands). Our Management Board represents us in our dealings with third parties.

The principal function of our Supervisory Board is to supervise our Management Board. The Supervisory Board is also responsible for appointing and removing the members of our Management Board, representing us in connection with transactions between a current or former member of the Management Board and us, and granting approvals for certain significant matters.

Our Management Board and our Supervisory Board are solely responsible for and manage their own areas of competency (Kompetenztrennung); therefore, neither board may make decisions that, pursuant to applicable law, our Articles of Association or the internal rules of procedure are the responsibility of the other board. Members of both boards owe a duty of loyalty and care to us. In carrying out their duties, they are required to exercise the standard of care of a prudent and diligent businessperson. If they fail to observe the appropriate standard of care, they may become liable to us.

In carrying out their duties, the members of both boards must take into account a broad range of considerations when making decisions, including our interests and the interests of our shareholders, employees, creditors and, to a limited extent, the general public, while respecting the rights of our shareholders to be treated on equal terms. Additionally, the Management Board is responsible for implementing an internal monitoring system for risk management purposes.

Our Supervisory Board has comprehensive monitoring responsibilities. To ensure that our Supervisory Board can carry out these functions properly, our Management Board must, among other duties, regularly report to our Supervisory Board regarding our current business operations and future business planning (including financial, investment and personnel planning). In addition, our Supervisory Board or any of its members is entitled to request special reports from the Management Board on all matters regarding the Company, our legal and business relations with affiliated companies and any business transactions and matters at such affiliated companies that may have a significant impact on our position at any time.

Under German law, our shareholders have no direct recourse against the members of our Management Board or the members of our Supervisory Board in the event that they are believed to have breached their duty of loyalty and care to us. Apart from insolvency or other special circumstances, only we have the right to claim damages against the members of our two boards.

We may waive these claims to damages or settle these claims only if at least three years have passed since a claim associated with any violation of a duty has arisen and only if our shareholders approve the waiver or settlement at a shareholders’ meeting with a simple majority of the votes cast, provided that no shareholders who in the aggregate hold one-tenth or more of our share capital oppose the waiver or settlement and have their opposition formally recorded in the meeting’s minutes maintained by a German civil law notary.

Supervisory Board

German law requires that the Supervisory Board consists of at least three members, while a company’s articles of association may stipulate a certain higher number. Our Supervisory Board currently consists of six members, as provided in our current Articles of Association.

As we are not subject to co-determination, the members of our Supervisory Board are all elected by the shareholders’ meeting in accordance with the provisions of the SE Regulation and the German Stock Corporation Act (Aktiengesetz). German law does not require the majority of our Supervisory Board members to be independent and neither do our Articles of Association (Satzung). However, rules of procedure for our Supervisory Board (Geschäftsordnung des Aufsichtsrats) refer to the German Corporate Governance Code, pursuant to which more than half of our Supervisory Board members shall be independent from the company and the Management Board. Further, the Charter of the Audit and Compliance Committee of the Supervisory Board provides that the chairman of the Audit Committee shall have specialist knowledge and experience in the application of accounting principles and internal control procedures and be familiar with the audit of the financial statements. He or she shall be independent of the company, the Management Board and the controlling shareholders. A former member of Evotec SE’s auditing firm shall be excluded from being a member of the Audit Committee for a period of seven years.

Under European law, a member of a supervisory board of an SE may be elected for a maximum term to be specified in the articles of association, which must not exceed six years. Re-election, including repeated re-election, is permissible. The shareholders’ meeting may specify a term of office for individual members or all of the members of our Supervisory Board which is shorter than the standard term of office and, subject to statutory limits, may set different start and end dates for the terms of members of our Supervisory Board. Our Articles of Association provide for a term of approximately five years, depending on the date of the annual general shareholders’ meeting in the year in which the term of the relevant member is to expire.

The shareholders’ meeting may, at the same time as it elects the members of the Supervisory Board, elect one or more substitute members. The substitute members replace members who cease to be members of our Supervisory Board before their appointed term of office ends and take their place for the remainder of their respective terms of office. Currently, no substitute members have been elected or have been proposed to be elected.

Members of our Supervisory Board may be dismissed at any time during their term of office by a resolution of the shareholders’ meeting adopted by at least a simple majority of the votes cast. In addition, any member of our Supervisory Board may resign at any time by giving four weeks’ written notice—or, in the event of cause, giving written notice with immediate effect—of his or her resignation to the chairperson of the Supervisory Board or—in case of the chairperson of the Supervisory Board—to the vice chairperson.

Our Supervisory Board elects a chairperson and a vice chairperson from its members. The vice chairperson exercises the chairperson’s rights and obligations whenever the chairperson is unable to do so. The members of our Supervisory Board have elected Prof. Dr. Iris Löw-Friedrich as chairperson and Roland Sackers as vice chairperson, each for the term of their respective membership on our Supervisory Board.

The Supervisory Board meets at least twice each calendar half-year. Our Articles of Association provide that a quorum of the Supervisory Board members is present if at least half of its members participate in the adoption of a resolution. Members of our Supervisory Board are deemed to have participated in the adoption of a resolution by attending in person, by submitting a written vote or by voting through other permissible means. Any member who abstains from voting on the resolution is deemed to have participated.

Resolutions of our Supervisory Board are passed by the vote of a simple majority of the votes cast unless otherwise required by law or our Articles of Association. In the event of a tie, the chairperson of the Supervisory Board has the casting vote. Our Supervisory Board is not permitted to make management decisions, but in accordance with European and German law and in addition to its statutory responsibilities, the Articles of Association (Satzung) provide that the following matters require its prior consent:

•

acquisition, disposal or liquidation of business entities, interests in business entities or parts of business entities, provided the value involved in an individual case (including liabilities taken on) exceeds a value to be specified by the Supervisory Board in the rules of procedure for the Management Board;

•	entering into intercompany agreements as defined under section 291 and section 292 German Stock Corporation Act (Aktiengesetz); and

•

expanding into new business segments or changing or discontinuing existing business segments where the measure involved is of material importance for the group (the Supervisory Board shall specify the criteria for what constitutes “material importance” in the rules of procedure for the Management Board).

In addition, the Supervisory Board may decide to make other specific types of transactions subject to its approval at any time.

Supervisory Board Practices

Decisions are generally made by our Supervisory Board as a whole, however decisions on certain matters may be delegated to committees of our Supervisory Board to the extent permitted by law. The chairperson, or if he or she is prevented from doing so, the vice chairperson, chairs the meetings of the Supervisory Board and determines the order in which the agenda items are discussed, the method and order of voting, as well as any adjournment of the discussion and passing of resolutions on individual agenda items after a due assessment of the circumstances. Our Supervisory Board may designate further types of actions as requiring its approval.

In addition, each member of the Supervisory Board is obliged to carry out his or her duties and responsibilities personally, and such duties and responsibilities cannot be generally and permanently delegated to third parties. However, the Supervisory Board and its committees have the right to appoint independent experts for the review and analysis of specific circumstances in accordance with its control and supervision duties under applicable European and German law. We would bear the costs for any such independent experts that are retained by the Supervisory Board or any of its committees.

Pursuant to German law, the Supervisory Board may form committees from among its members and charge them with the performance of specific tasks. The committees’ tasks, authorizations and processes are determined by the Supervisory Board. Where permissible by law, important powers of the supervisory board may also be transferred to committees.

By resolution, the Supervisory Board has established an Audit and Compliance Committee and a Remuneration and Nomination Committee. Set forth in the table below are the current members of each committee.

Name of Committee	Current Members
Audit and Compliance Committee	Roland Sackers, Dr. Constanze Ulmer-Eilfort, Mario Polywka
Remuneration and Nomination Committee	Prof. Dr. Iris Löw-Friedrich, Roland Sackers, Kasim Kutay, Dr. Elaine Sullivan

Audit and Compliance Committee

Our Audit and Compliance Committee consists of Roland Sackers, Dr. Constanze Ulmer-Eilfort and Mario Polywka. Roland Sackers is the chairperson of the Audit and Compliance Committee. All members of our Audit Committee are considered as independent pursuant to German law and pursuant to the German Corporate Governance Code. The Audit and Compliance Committee assists the Supervisory Board in fulfilling its independent oversight responsibilities with regard to financial reporting and control. The Audit and Compliance Committee shall further oversee our compliance program to ensure that such program meets applicable legal and regulatory requirements and appropriate industry standards. The Audit and Compliance Committee has the responsibility, among others, to:

•	oversee the accounting and the accounting process, the appropriateness and effectiveness of the internal control system, in particular as it relates to financial reporting;

•	review the availability of an established and functioning risk management and reporting system and monitor our major financial risk exposure;

•	oversee the internal process for related party transactions, including approval of any related party transaction outside normal business scope and conditions;

•

monitor our compliance with legal provisions, regulations and internal company guidelines, discuss our major compliance risks and remediation efforts, and review the compliance program and its adequacy and effectiveness.

To enable the Audit and Compliance Committee to carry out its responsibilities, it has the authority, among others, to:

•	conduct a preliminary review of the annual consolidated financial statements as well as the annual statutory financial statements;

•

prepare the Supervisory Board decisions regarding whether to approve the annual consolidated financial statements as well as the annual statutory financial statements and the Supervisory Board proposal to the Annual General Meeting on the election of the independent auditors for the annual consolidated financial statements as well as the annual statutory financial statements;

•	after consultation with the CEO and the CFO, award the audit engagement to the independent auditors elected by the Shareholders’ Meeting;

•	discuss the quarterly statements and the half-year financial report with the Management Board and the independent auditors;

•	discuss any material changes to the auditing and accounting methods; and

•	approve contracts awarded to the independent auditors or to companies that are connected with them on a legal, business or personal basis.

Roland Sackers, Dr. Constanze Ulmer-Eilfort and Mario Polywka qualify as “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and Nasdaq Rule 5605. We have a fully independent Audit and Compliance Committee. Additionally, Roland Sackers qualifies as an “Audit and Compliance Committee financial expert” as that term is defined under the Exchange Act.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee consists of Prof. Dr. Iris Löw-Friedrich, Roland Sackers, Kasim Kutay and Dr. Elaine Sullivan. Prof. Dr. Iris Löw-Friedrich is the chairperson of the Remuneration and Nomination Committee. The Remuneration and Nomination Committee’s duties and responsibilities to carry out its purpose include, among others:

•

reviewing corporate goals and objectives for the remuneration of the members of the Management Board, including evaluation of the performance of the members of the Management Board in light of these goals and making recommendations to the Supervisory Board for remuneration based on such evaluations;

•	reviewing all equity-based compensation plans and arrangements for members of the Management Board and making recommendations to the Supervisory Board regarding such plans;

•	reviewing and making recommendations to the Supervisory Board regarding service agreements and any severance arrangements or plans for members of the Management Board;

•	assisting the Supervisory Board in its oversight of the Management Board’s human resource management, including corporate culture, diversity and inclusion and more;

•	making proposals for the appointment and dismissal of members of the Management Board; and

•	identifying and screening individuals qualified to become members of the Supervisory Board.

Management Board and Senior Management

Our Management Board consists of four members. Our Supervisory Board determines the exact number of members of our Management Board. The Supervisory Board may also appoint a chairperson or spokesperson of the Management Board. Dr. Werner Lanthaler has been appointed chairperson of the Management Board.

The members of our Management Board are appointed by our Supervisory Board for a term of up to five years. However, new members of the Management Board are appointed for a term of up to three years. They are eligible for re-appointment or extension after the completion of their term in office or at the earliest one year prior to expiration of their term in office, in each case again for up to an additional five years. Extensions of existing contracts have been agreed with Dr. Werner Lanthaler and Dr. Cord Dohrmann. Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the shareholders in a shareholders’ meeting, a member of the Management Board may be dismissed with good cause prior to the completion of his or her term. Members of the Management Board have accepted no more than a total of three supervisory board positions with other companies.

The members of our Management Board conduct the daily business of our company in accordance with applicable laws, our Articles of Association and the rules of procedure for the Management Board adopted by our Supervisory Board. They are generally responsible for the management of our company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders.

A member of the management board of an SE governed by German law may not deal with or vote on matters relating to proposals, arrangements or contractual agreements between himself or herself and our Company, and a member of our Management Board may be liable to us if he or she has a material interest in any contractual agreement between our company and a third party which is not disclosed to and approved by our Supervisory Board.

The rules of procedure for our Management Board provide that generally the Management Board shall pass its resolutions by simple majority of the votes cast, but certain matters require a resolution of the entire Management Board, in addition to transactions for which a resolution adopted by the entire Management Board is required by law or required by our Articles of Association. The Management Board shall constitute a quorum when all members have been invited to a meeting and at least half of the members including the Chief Executive Officer are in attendance. Should a Chairman of the Management Board be appointed, his vote shall be decisive in the event of a parity of votes provided, however, that more than two members of the Management Board participate in passing the resolution. In case the Chief Executive Officer is not attending the meeting, 75% of the Management Board members shall constitute a quorum. In particular, the entire Management Board shall decide on the following matters, among others:

•	the budget plan for the following year, which is to be presented by the Management Board to the Supervisory Board in December of each year;

•	establishing corporate strategy, realization of organizational synergies and group objectives;

•	reporting to the Supervisory Board;

•	all measures and transactions that require the Supervisory Board’s approval;

•

all measures and transactions relating to a business area that is of extraordinary importance to Evotec or involving an extraordinary economic risk, including contracts outside the ordinary course of business or if the risk structure of a particular deal deviates significantly from the normal course of business in excess of €1,000,000;

•	taking on new lines of business or discontinuing existing lines of business;

•	investments with a total value above €1,000,000;

•	acquisitions or sales of interests or holdings;

•	our initial public offering; and

•	certain large transactions.

Remuneration of the Members of Our Management Board and Remuneration System 2021

We have entered into agreements with all current members of our Management Board.

We believe that the agreements between us and the members of our Management Board provide for payments and benefits (including upon termination of employment) that are in line with customary market practice.

The following sets forth the end dates of the current service agreements of our Management Board:

•	Dr. Werner Lanthaler: February 28, 2026

•	Dr. Cord Dohrmann: August 31, 2024

•	Dr. Craig Johnstone: December 31, 2021

•	Enno Spillner: July 17, 2022

From January 1, 2021 until February 28, 2021, the annual base salaries for our Management Board members, Dr. Werner Lanthaler, Dr. Cord Dohrmann, Dr. Craig Johnstone and Enno Spillner, were €480,000, €400,000, €340,000 and €320,000, respectively. Effective March 1, 2021, the annual base salaries for Dr. Werner Lanthaler, Dr. Cord Dohrmann, Dr. Craig Johnstone and Enno Spillner are €600,000, €400,000, €340,000 and €320,000, respectively.

Short-Term Incentive Compensation

We established a short-term incentive bonus scheme (“STI”) for our Management Board which provides variable compensation on one-year terms based on a set of clearly measurable corporate objectives. The amount of such STI compensation depends on the achievement of the corporate objectives in the relevant fiscal year, which goals will be equally set for each member of the Management Board by the Remuneration and Nomination Committee of the Supervisory Board and approved by the Supervisory Board. Each March, at its meeting, the Supervisory Board reviews the achievement of the corporate objectives of the previous fiscal year and approves the bonus payout. The target bonuses amount to a maximum of 100% of annual salary for the Chief Executive Officer and 70% of salary for all other members of the Management Board. The bonuses are capped at 150% of the target amount.

Long-Term Incentive Compensation

In 2012, we established a long-term incentive (“LTI”) compensation plan (and revised and renewed the same in 2015 and 2017) in the form of annual grants of Share Performance Awards (“SPAs”) under the company’s current Share Performance Plan 2017 (the “Share Performance Plan”) building the basis for the LTI in addition to the one-year variable compensation. The number of granted SPAs is determined by dividing a defined percentage of the Management Board member’s total direct compensation (base salary, target annual bonus (STI) and target long-term incentives) by the applicable fair market value of an SPA. The percentage amounts to 200% of base salary for the Chief Executive Officer and up to 150% of base salary for all other members of the Management Board.

For each annual award of SPAs, a performance measurement period of four consecutive calendar years applies, during which two equally weighted external Key Performance Indicators (“KPIs”) consisting of (i) share price and (ii) relative total shareholder return (yield on shares) are measured.

Within each of the two KPIs there is a “minimum target” that must be reached for the SPAs to be partially exercised, as well as a “maximum target” that, once reached, allows for all SPAs for the respective KPI to be exercised to the full amount after the vesting period has expired. One SPA entitles the holder to subscribe for no more than two whole shares in Evotec SE. SPAs under the Share Performance Plan can only be exercised once the vesting period of four years expires for the respective SPA tranche. Each participant is required to make a nominal payment of €1 per share to the company upon exercising, independent from the trading price of the company’s shares at that point in time. The new shares received are not subject to any specific lock-up provisions; they are freely tradable and immediately subject to insider trading rules which are the sole responsibility of each participant.

In the year ended December 31, 2020, the members of our Management Board have been granted aggregate remuneration of €4.8 million.

The following table sets forth the aggregate compensation and benefits provided to our Management Board in the year ended December 31, 2020.

(in thousands, €)	Fixed Compensation	Fringe Benefits(1)	Short-Term Incentive Compensation	Share Performance Awards(2)
Dr. Werner Lanthaler	480	105	476	871
Dr. Cord Dohrmann	400	15	377	332
Dr. Craig Johnstone	340	42	236	282
Enno Spillner	320	66	222	266
Total	1,540	228	1,311	1,751

(1)	Includes pension allowance, contributions to health and additional insurance policies, company vehicle and travel expenses.
(2)

The fair value was determined pursuant to the regulations of IFRS 2 “Share-based Payments.” This table shows the pro-rata share of personnel expenses resulting from share-based compensation for the respective financial year.

Restricted Share Plan 2020

We established a share plan (“Restricted Share Plan 2020”) that allows us to grant executives and employees subscription rights to our shares as an additional variable compensation component. A restricted share award grants the right to subscribe for one company share, insofar as the relevant conditions are met (“Restricted Share Award”).

Under the Restricted Share Plan 2020 the Management Board, with the agreement of the Supervisory Board, is authorized until June 15, 2025 to set up a share option program for selected members of our Management Board, selected members of the executive bodies of affiliated companies, in Germany and abroad, and selected executives and employees of our company and affiliated companies in Germany and abroad (“Beneficiaries”). The Restricted Share Plan 2020 enables the Management Board to grant, once or repeatedly, subscription rights in the form of Restricted Share Awards to up to 1,200,000 of our shares with no nominal amount (no-par-value shares). For the issuance of Restricted Share Awards to members of the Management Board of our company, this authorization applies solely to the Supervisory Board.

Restricted Share Awards may only be exercised after a waiting period has expired. The waiting period for a tranche starts with the determined “Issue Date” (i.e., the time at which we offer the Restricted Share Awards to the selected Beneficiaries or a date determined by the offer), and ends with the expiry of the fourth anniversary after the issue date (“Waiting Period”). The term of each Restricted Share Award is five years, starting at the Issue Date.

Restricted Share Awards can be exercised if and insofar as the KPI is achieved. The KPI is Adjusted EBITDA. The performance measurement period for the KPI is each of the four consecutive calendar years, beginning with January 1 of the year in which the individual tranche of the Restricted Share Award is issued (“Performance Measurement Period”). Regarding the KPI, there is a minimum target which must be achieved for Restricted Share Awards to become exercisable for the respective Performance Measurement Period at the end of the Waiting Period, and a target on achievement of which all (100%) of the Restricted Share Awards for the respective Performance Measurement Period can be exercised for the full amount at the end of the Waiting Period. The KPI for the respective Performance Measurement Period is achieved when Adjusted EBITDA corresponds to or exceeds forecast Adjusted EBITDA. The minimum target is achieved when Adjusted EBITDA corresponds to or exceeds 75% of forecast Adjusted EBITDA. If the minimum target for the KPI is not achieved in a Performance Measurement Period, 25% of the entire Restricted Share Awards in that tranche expires at the end of the Waiting Period. If the target is not met, 25% of the entire Restricted Share Awards may be exercised after expiry of the Waiting Period in a ratio corresponding to the actual achievement in the performance measurement period on a linear basis from 1:0.5 to 1:1. For grants of Restricted Share Awards to the Management Board the Supervisory Board can set additional KPI measures.

The “Exercise Price” has to be paid for each subscribed share when exercising subscription rights. The Exercise Price per share corresponds to the amount of the share capital attributable to each individual share at the time the subscription rights are exercised, currently €1.00. After expiry of the Waiting Period, Restricted Share Awards issued in a tranche and the resulting subscription rights may only be exercised once during the term of the Restricted Share Awards. They must be exercised within a period of no more than twelve months from the end of the respective Waiting Period subject to any statutory restrictions and lock-up periods.

For members of our Management Board, a remuneration cap applies so that the sales proceeds of the exercisable subscription rights at the Exercise Date, less the Exercise Price, do not exceed 400% of the issue value at which the respective tranche was granted.

Remuneration of Supervisory Board Members

Our Articles of Association provide for a fixed annual remuneration for each member of the Supervisory Board of €50,000 per year. However, the chairperson is entitled to receive €125,000 per year and the vice chairperson €60,000 per year. In addition, members of the Supervisory Board additionally receive €10,000 per committee they serve on, with the chairperson of each committee receiving €25,000, provided that the respective committee met during the given fiscal year. All members of the Supervisory Board are reimbursed for their expenses.

A member of the Supervisory Board who serves for only a portion of a given fiscal year or who holds the position of chairperson or vice chairperson of the Supervisory Board or of chairperson of the Audit and Compliance Committee or the Remuneration and Nomination Committee for only a portion of a given fiscal year shall only be remunerated pro rata. The same is true if the clause of the Articles of Association regarding the remuneration of the members of the Supervisory Board becomes ineffective (e.g., because it is repealed) during the course of a year.

In case any remuneration or reimbursement of expenses is subject to value added tax, such amount shall be paid additionally by the Company.

German Corporate Governance Code

The German Corporate Governance Code, or the Corporate Governance Code (Deutscher Corporate Governance Kodex), was originally published by the German Federal Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended on December 16, 2019 and published in the German Federal Gazette (Bundesanzeiger) on March 20, 2020. The Corporate Governance Code contains recommendations

(Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and shareholders’ meetings, the management and supervisory boards, transparency, accounting policies and auditing. While the Corporate Governance Code was originally drafted with only the German stock corporation in mind, it is perceived to be also applicable to the two-tiered Societas Europaea and hence to us.

There is no obligation to comply with the recommendations or suggestions of the Corporate Governance Code. The German Stock Corporation Act (Aktiengesetz) requires only that the management board and supervisory board of a German company listed on a trading facility (such as a stock exchange) regulated and supervised by government authorities issue an annual declaration that either (i) states that the company has complied with the recommendations of the Corporate Governance Code or (ii) lists the recommendations that the company has not complied with and explains its reasons for deviating from the recommendations of the Corporate Governance Code (Entsprechenserklärung). In addition, a listed company is also required to state in this annual declaration whether it intends to comply with the recommendations or list the recommendations it does not plan to comply with in the future. These declarations must be made accessible to shareholders at all times. If the company changes its policy on certain recommendations between such annual declarations, it must disclose this fact and explain its reasons for deviating from the recommendations. Non-compliance with suggestions contained in the Corporate Governance Code need not be disclosed.

As our shares are listed on the regulated market of the Frankfurt Stock Exchange (Prime Segment), the above legal requirements and hence the Corporate Governance Code already apply to our Company and will continue to apply to our Company following our additional listing on the Nasdaq Global Select Market. Therefore, our Management Board and Supervisory Board will comply with the Corporate Governance Code except for such provisions which are explicitly listed in the annual declaration and for which they provide an explanation of non-compliance.

We deviate from certain recommendations and suggestions of the Corporate Governance Code. All deviations from the Corporate Governance Code recommendations will be published in the official annual declarations.

Code of Conduct

We have adopted a Code of Conduct which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. The Code of Conduct applies to all of our Supervisory Board members, Management Board members, directors of our subsidiaries and our affiliates and employees. The full text of the Code of Conduct is available on our website at https://www.evotec.com. The information and other content appearing on our website are not part of this prospectus and our website address is included in this prospectus as an inactive textual reference only. Any amendments or waivers from the provisions of the Code of Conduct for members of our Supervisory or Management Boards will be made only after approval by our Supervisory Board and will be disclosed on our website promptly following the date of such amendment or waiver.

Our Code of Conduct also includes our policy on conflicts of interest and sets forth guidelines for employee conduct which are intended to prevent actual or perceived conflicts of interest. Under our conflicts of interest policy, employees are directed to avoid situations in which they are directly or indirectly involved in, linked to or draw personal gain from external business activities if those activities are in any way linked to the activities of Evotec. Additionally, employees may not make use of, disclose or share any company information that is not in the public domain. These prohibitions also apply to the family members and close friends of employees.

In addition, we have implemented compliance policies that describe the compliance management systems that have been implemented for us and our subsidiaries. Our compliance policies are designed to ensure compliance with applicable legal requirements, while at the same time implementing high ethical standards that are mandatory for both management and each employee. For example, the company requires that all board members and other employees attend electronic or face-to-face trainings tailored to specific compliance issues and risks at the company. Our compliance program is overseen by the company’s compliance officer who functions as an independent and objective body that reviews and evaluates compliance issues and concerns within our organization. The overall responsibility for the compliance management system lies with the Management Board. The Audit and Compliance Committee receives regular reports on the operation of the compliance management system.

Foreign Private Issuer Exemptions

As a “foreign private issuer,” as defined by the SEC, although we are permitted to follow certain corporate governance practices of the Federal Republic of Germany, instead of those otherwise required under the rules of Nasdaq for domestic issuers, we intend to voluntarily follow most Nasdaq corporate governance rules. However, we intend to take advantage of the following limited exemptions:

•

exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require Supervisory Board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption;

•	exemption from the Nasdaq rules applicable to domestic issuers pertaining to proxy solicitation;

•

exemption from the Nasdaq rules application to domestic issuers permitting foreign private issuers to follow home-country corporate governance practices in connection with the distribution of annual and interim reports to shareholders, the holding of annual meetings, quorum requirements and supervisory board composition; and

•

exemption from the Nasdaq rules applicable to domestic issuers relating to compensation matters, including compensation committee requirements, shareholders’ vote regarding equity compensation plans, disclosure of individual compensation for the company’s directors and management and obtaining shareholder approval in connection with the establishment of or amendment to certain equity-based compensation plans.

We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

RELATED PARTY TRANSACTIONS

During our fiscal year 2020, we entered into related party transactions with certain associated companies and other related companies, in each case on an arm’s length basis. The following is a description of related party transactions we have entered into since January 1, 2018 with any of the members of the Supervisory Board, Management Board and the holders of more than 5% of our ordinary shares.

Transactions with Our Principal Shareholders

Capital Increase October 2020

In 2020, we issued an aggregate of 11,478,315 of our ordinary shares to Mubadala Investment Company and Novo Holdings A/S at a price of €21.7802 per share for aggregate proceeds of €249,999,996.38 pursuant to separate investment agreements dated October 12, 2020.

In addition to Novo Holding A/S, ATIC Second International Investment Company LLC, an indirect wholly-owned subsidiary of Mubadala Investment Company PJSC (“ATIC”), subscribed for the remaining 9,182,652 shares issued in the capital increase in October 2020 at the same price per share as Novo Holding A/S for aggregate proceeds of €199,999,997.10 and thus became one of our principal shareholders holding more than 5% of our ordinary shares.

The following table sets forth the aggregate number of ordinary shares that we issued and sold in this transaction to our related party and the aggregate purchase price for such shares:

PARTICIPANTS	ORDINARY SHARES (#)	AGGREGATE PURCHASE PRICE (EUR)
Novo Holdings A/S (1)	2,295,663	49,999,999.28 (mathematically rounded)
ATIC Second International Investment Company	9,182,652	199,999,997.10

(1)	See “Principal Shareholders” for additional information about shares held by this entity.

PRINCIPAL SHAREHOLDERS

The following table presents information, as of August 31, 2021, regarding the beneficial ownership of our ordinary shares (i) prior to the consummation of this offering and (ii) as adjusted to reflect the sale of our ADSs in this offering, for:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each member of our Supervisory Board;

•	each member of our Management Board; and

•	all members of our Supervisory Board and Management Board as a group.

The number of ordinary shares beneficially owned by each entity, person, and member of our Supervisory Board and our Management Board is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of              through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of outstanding ordinary shares before this offering is computed on the basis of 164,608,236 ordinary shares outstanding as of June 30, 2021 and 249,915 shares were held in treasury.

The percentage of shares beneficially owned on an adjusted basis after this offering is based on              shares to be outstanding after this offering after giving effect to the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs from us, and              shares to be outstanding after this offering after giving effect to the completion of this offering and assuming full exercise of the underwriters’ option to purchase additional ADSs from us. Ordinary shares that a person has the right to acquire within 60 days of June 30, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our Supervisory Board and our Management Board as a group. Unless otherwise indicated, the address for each beneficial owner is Essener Bogen 7, 22419 Hamburg, Germany.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned Following the Offering
Name of Beneficial Owner	Number of Shares	Percentage of Class		Number of Shares	Percentage of Class
5% Beneficial Owner:
Novo Holdings A/S(1)	17,683,400	10.7%				%
Mubadala Investment Company(2)	9,182,700	5.6%				%
T. Rowe Price Group(3)	16,300,096	9.9%				%
Roland Oetker / ROI(4)	8,302,428	5.0%				%
Management Board and Supervisory Board:
Dr. Werner Lanthaler	1,452,188		*			%
Dr. Cord Dohrmann	176,353		*			%
Dr. Craig Johnstone	6,387		*			%
Enno Spillner	41,203		*			%
Prof. Dr. Iris Löw-Friedrich	—	—				%
Kasim Kutay	—	—				%
Dr. Elaine Sullivan	—	—				%
Dr. Mario Polywka	—	—				%
Roland Sackers	—	—				%
Dr. Constanze Ulmer-Eilfort	—	—				%
All Management Board and Supervisory Board members as a group (12 persons)	1,615,632		*			%

*	Less than one percent.
(1)	Consists of ordinary shares held by .
(2)	Consists of ordinary shares held by .
(3)	Consists of ordinary shares held by .
(4)	Consists of ordinary shares held by .

Holdings by U.S. Shareholders

As of June 30, 2021, we estimate that approximately 15% of our outstanding ordinary shares were held by 39 U.S. record holders.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION (SATZUNG)

General

We were incorporated as a company with limited liability (Gesellschaft mit beschränkter Haftung) under the laws of Germany with the name EVOTEC BioSystems GmbH, formerly registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hamburg, Germany, under the number HRB 54731. On August 7, 1998, we were converted to a German stock corporation (Aktiengesellschaft) under the laws of Germany under the name EVOTEC BioSystems Aktiengesellschaft, formerly registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hamburg, Germany, under the number HRB 68223. On February 28, 2002, we changed our name into Evotec OAI AG and on June 8, 2005, we changed our name to Evotec AG. On March 29, 2019, the date on which the change of legal form and company was registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hamburg, Germany, we converted from Evotec AG to a Societas Europaea with the legal name Evotec SE. The principal legislation under which we operate and our shares are issued are the Council Regulation (EC) No 2157/2001 of October 8, 2001 on the Statute for a European company (SE), the German Law on the Implementation of Council Regulation (EC) No 2157/2001 of October 8, 2001 on the Statute for a European company (SE) (Gesetz zur Ausführung der Verordnung (EG) NR. 2157/2001 des Rates vom 8. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE) (SE-Ausführungsgesetz—SEAG)) and the German Stock Corporation Act (Aktiengesetz), in each case as amended.

We are registered with the commercial register (Handelsregister) of the local court (Amtsgericht) in Hamburg, Germany, under the number HRB 156381.

Our statutory seat is in Hamburg, Germany, and our business address is Essener Bogen 7, 22419 Hamburg, Germany. Copies of our Articles of Association (Satzung) are publicly available from the commercial register (Handelsregister) at the local court of Hamburg, Germany, electronically at www.evotec.com or www.unternehmensregister.de and as an exhibit to the registration statement of which this prospectus forms a part. The information and other content appearing on our website are not part of this prospectus and our website address is included in this prospectus as an inactive textual reference only.

Share Capital

As of June 30, 2021, we have share capital, part of which is yet to be registered in the commercial register (Handelsregister), in the amount of €164,608,236.00, which is divided into 164,608,236 no-par value bearer shares (Inhaberaktien). All shares are shares with no par value (Stückaktien ohne Nennbetrag) with a notional amount attributable to each ordinary share of €1.00. Each issued ordinary share is fully paid.

Form, Certification and Transferability of Shares

The form and contents of our share certificates are determined by our Management Board with the approval of the Supervisory Board. A shareholder’s right to certification of its shares is excluded, to the extent permitted by law and to the extent that certification is not required by the stock exchange on which the shares or rights or certificates representing them are admitted to trading. We have issued global share certificates that represent multiple or all of our shares.

Our shares are freely transferable under German law.

Changes in Our Share Capital During the Last Three Fiscal Years

Our share capital as registered with the commercial register (Handelsregister) as of June 30, 2021 amounted to €163,914,741.00. Since January 1, 2018 and until June 30, 2021, our share capital has changed as follows:

•

Due to the utilization of our conditional capital created by resolutions on June 7, 1999 and June 14, 2012, our share capital as registered with the commercial register (Handelsregister) was increased in our fiscal year 2018 by issuing a total of 1,530,113 shares;

•

Due to the utilization of our conditional capital created by resolutions on June 16, 2011, June 14, 2012 and June 9, 2015, our share capital as registered with the commercial register (Handelsregister) was increased in our fiscal year 2019 by issuing a total of 1,839,784 shares;

•

Due to the utilization of our conditional capital created by resolutions on June 18, 2001 and June 9, 2015, our share capital as registered with the commercial register (Handelsregister) was increased in our fiscal year 2020 by issuing a total of 1,533,848 shares;

•

Due to the utilization of our authorized capital by resolutions on October 12, 2020, our share capital as registered with the commercial register (Handelsregister) was increased by issuing 11,478,315 shares on October 20, 2020.

Anti-takeover Provisions of Our Charter Documents

Under German law, the management board of the target company of a takeover offer generally may not take any action which could prevent the success of the takeover offer, with specific exceptions. Our Articles of Association (Satzung) do not include any provisions that would have a direct effect of delaying, deferring or preventing a change of control.

However, certain aspects, such as the existence of an authorized capital and a conditional capital, the existence of change of control provisions in the service agreements of the Management Board members as well as the fact that the Company has two shareholders holding more than 10% of the voting rights, might have an impact on a party’s willingness or ability to carry out a hostile takeover.

Future Changes to the Share Capital

Authorized Capital

Under the relevant law, the general meeting of a European stock corporation (Societas Europaea) governed by German law can authorize the Management Board, with the consent of the Supervisory Board, to issue shares in a specified aggregate nominal amount of up to 50% of the issued share capital of such company at the time the resolution becomes effective. The shareholders’ authorization becomes effective upon registration in the commercial register (Handelsregister) and may extend for a period of no more than five years thereafter. Under § 5(5) of our Articles of Association (Satzung), the Management Board is authorized to increase our share capital, on one or more occasions, by a total of up to €32,914,936 by issuing, on one or more occasions, up to 32,914,936 new bearer shares with no par value (Genehmigtes Kapital), in each case with consent of the Supervisory Board. This authorization expires on June 15, 2026.

Further details of a capital increase from the authorized capital may be specified by the Management Board with approval by the Supervisory Board.

Conditional Capital

Pursuant to § 5(6) of our Articles of Association (Satzung), our share capital is conditionally increased by up to €1,200,000.00 through the issuance of new, bearer shares with no par value. The conditional capital may only be used to the extent that holders of subscription rights in the form of Restricted Share Awards based on the Restricted Share Plan 2020 make use of their right to subscribe for new shares in the Company. In 2020, no conditional capital pursuant to § 5(6) of our Articles of Association (Satzung) was used.

Pursuant to § 5(10) of our Articles of Association (Satzung), our share capital is conditionally increased by up to €29,959,289.00 through the issuance of new, bearer shares with no par value. The conditional capital may only be used to issue shares to the owners or creditors of convertible bonds and/or warrant-linked bonds, participation rights and/or income bonds (or a combination of such instruments) that grant a conversion or option right to new no par value shares or designate a conversion obligation against cash contribution, issued by us or our directly or indirectly associated companies. In 2020, no conditional capital pursuant to § 5(10) of our Articles of Association (Satzung) was used.

Pursuant to § 5(11) of our Articles of Association (Satzung), our share capital is conditionally increased by up to €1,113,988.00 through the issuance of new, bearer shares with no par value. The conditional capital may only be used to the extent holders of subscription rights in the form of Share Performance Awards based on the Share Performance Plan 2015 make use of their right to subscribe for new shares in the Company.

Pursuant to § 5(12) of our Articles of Association (Satzung) our share capital is conditionally increased by up to €6,000,000.00 through issuance of new, bearer shares with no par value. The conditional capital may only be used to the extent holders of subscription rights in the form of Share Performance Awards based on the Share Performance Plan 2017 make use of their right to subscribe for new shares in the Company. In 2020, no conditional capital pursuant to § 5(12) of our Articles of Association (Satzung) was used.

New shares issued under the conditional capitals pursuant to § 5(6), (11) and (12) of our Articles of Association are entitled to dividends for the first time for the fiscal year for which, at the time of the issuance, no resolution of the annual general meeting for the appropriation of distributable profits has been adopted yet. The new shares issued under the conditional capital pursuant to § 5(10) of our Articles of Association shall participate in profit from the start of the fiscal year in which they are issued through the exercise of option or conversion rights or the performance of conversion obligations.

Preemptive Rights

German law generally provides shareholders with preemptive rights when new shares, convertible bonds, bonds with warrants, profit participation rights or participating bonds are issued. This requirement, however, may also be satisfied by way of a credit institution subscribing for the securities and then offering them to the shareholders for purchase (mittelbares Bezugsrecht).

Further, it is possible for a shareholder resolution approved by three-quarters of the share capital voting on the resolution to exclude preemptive rights both where the general meeting itself resolves that the new securities to be issued and in relation to the authorized capital, i.e., an authorization to the Management Board to, with the consent of the Supervisory Board, resolve on the issuance of new securities; provided, however, that in each case the exclusion or the authorization to so exclude preemptive rights, respectively, must be justified by specific facts, in accordance with established case law of the German Federal Court of Justice (BGH). The German Federal Court of Justice (BGH) considers the exclusion of subscription rights justified if it (i) serves a purpose in the company’s interests, (ii) is suitable for attaining such purpose, and (iii) is necessary and appropriate. Additionally, the management board must submit a written report to the shareholders’ meeting in which it presents the reasons for the exclusion of the subscription rights.

Accordingly, under our Articles of Association (Satzung), the Management Board may, with the consent of the Supervisory Board, exclude such preemptive rights in a capital increase from the authorized capital in the following circumstances:

•	to the extent required, in order to exclude possible fractional amounts from the subscription right of shareholders;

•

to the extent required, in order to grant holders of options or conversion rights and/or obligations resulting from options or convertible bonds a subscription right for new shares at a level to which they would be entitled as a shareholder after exercising the option and/or conversion right or meeting the conversion obligation;

•

to the extent that the new shares are issued in return for cash contributions and the proportional share of the share capital that applies to the shares to be newly issued does not in the aggregate exceed the amount of a total of €16,457,468 or, should this amount be lower, of a total of 10% of the share capital existing at the time of effectiveness and at the time of the first exercise of this authorization for precluded subscriptions, and the issue price of the new shares is not significantly below the market price of the existing listed shares of the Company at the time of the final determination of the issue price;

•	to the extent of a capital increase for subscription in cash, if the new shares are sold in the course of an initial public offering at a foreign exchange; and

•	to the extent the new shares are issued in return for contributions in kind, in particular in the form of companies, parts of companies, shareholdings in companies, licenses or receivables.

The total number of new shares issued from the authorized capital and under exclusion of subscription rights pursuant to aforementioned bullets above may not exceed 20% of the share capital, either at the time this authorization takes effect or at the time it is first exercised. Also counted towards the 20% limit are treasury shares sold during the period of this authorization until new shares without subscription rights are issued excluding subscription rights, and those shares that are issued or will be issued for the purpose of servicing convertible and/or warrant-linked bonds and/or option obligations, insofar as the financial instruments are issued during the period of this authorization until new shares without subscription rights are issued excluding the shareholders’ subscription rights. After authorization to exclude subscription rights has been exercised and counted towards the 20% limit, the shares are no longer counted if and insofar as the Annual General Meeting renews the authorization to exclude subscription rights.

In response to concerns raised by investors in the run-up to the 2021 Annual General Meeting, our Management Board resolved to adopt a binding declaration of legal commitment for the full duration of the authorized capital which limits the authorizations to exclude subscription rights in the event of capital increases from the authorized capital against cash and/or non-cash contributions in total to an amount not exceeding 10% of the share capital, either at the time this authorization takes effect or at the time it is first exercised. To be counted against the aforementioned 10% limit are treasury shares sold during the period of this authorization until new shares without subscription rights are issued excluding subscription rights, and those shares that are issued or will be issued for the purpose of servicing convertible and/or warrant-linked bonds and/or option obligations, insofar as the financial instruments are issued during the period of this authorization until new shares without subscription rights are issued excluding the shareholders’ subscription rights. After authorization to exclude subscription rights has been exercised and counted towards the 10% limit, the shares are no longer counted if and insofar as the Annual General Meeting renews the authorization to exclude subscription rights.

Business Objective of our Company

Our business objective pursuant to § 2 of our Articles of Association (Satzung) is to carry out research activities in the field of biologically functional synthetic, semi-synthetic, and natural active agents with chemical and molecular biological processes including their link with other areas of activity, in particular also the information-technology, the development, the manufacture and the sales and distribution of bio-technological, chemical, pharmaceutical and diagnostic products and processes, software and technical equipment, including the granting of licenses, the development of evolutionary processes of optimization as well as the provision of related services.

We may enter into all transactions suitable for directly or indirectly promoting our purpose. In particular, we may establish, take over, represent or acquire participations in other companies of the same or similar category. We may pursue our objective in whole or in part through subsidiaries and associated companies.

Shareholders’ Meetings and Voting Rights

Pursuant to our Articles of Association (Satzung), shareholders’ meetings may be held at our seat or in any municipality in Germany with more than 100,000 inhabitants or in any other German city where a stock exchange is located. Generally, shareholders’ meetings are convened by our Management Board, or our Supervisory Board. Shareholders representing in the aggregate at least five percent of our shares may, subject to certain formal prerequisites, request that a shareholders’ meeting be convened. Shareholders representing in the aggregate at least five percent of our shares or owning shares with an aggregate nominal value of at least €500,000 may request the addition of one or several items to the agenda of any shareholders’ meeting. Invitations to shareholders’ meetings must be published in the German Federal Gazette (Bundesanzeiger) at least 36 days before the shareholders’ meeting.

Shareholders may participate in and vote in the shareholders’ meeting if they are registered as a shareholder with the Company’s share register. A shareholder who wishes to attend the shareholders’ meeting—either in person or by proxy, which may also be appointed by us (Stimmrechtsvertreter)—must register for the meeting, which registration must occur no later than six days before the meeting (or at a later date, if so determined by our Management Board).

Each share carries one vote at a shareholders’ meeting. Resolutions are, in accordance with our Articles of Association (Satzung), generally taken by simple majority of the votes cast. However, under applicable German and European law, a number of resolutions must be passed by either a three- quarter majority of the votes cast or a three-quarter majority of the share capital represented at the meeting. The fact that in these cases the quorum is determined in relation to the share capital or shares present (as opposed to, for example, all shares eligible to vote) means that holders of a minority of our shares could potentially control the outcome of resolutions.

Claims against Directors and Shareholders’ Derivative Actions

Under German law, generally, the company, rather than its shareholders, is the proper claimant in an action with respect to a wrong committed against the company, or in cases where there is an irregularity in the company’s internal management or supervision. Therefore, such claims may only be raised by the company represented by its management board, or, in the case of a wrong committed by a member of the Management Board, by the Supervisory Board. This concerns, in particular, claims against members of the Management Board or the Supervisory Board.

However, pursuant to German case law, the Supervisory Board is obliged to pursue the company’s claims against the Management Board, unless the interest of the company keeps them from doing so. Further, the Management Board, or, if a claim is against a member of the Management Board, the Supervisory Board, is obliged to pursue the company’s claims against the designated individuals if so resolved by a simple majority of votes cast during a shareholders’ meeting. With a simple majority of votes, shareholders can also request that a representative pursue the claim on behalf of the company. The court may appoint such a representative upon the request of shareholders holding at least 10% of the company’s share capital or a participation of at least €1,000,000 in the share capital.

If the company is unable to fulfill its third-party obligations, the company’s creditors may pursue the company’s damage claims against members of the Management Board for certain wrongdoings.

Under certain circumstances, shareholders can bring forward damage claims of the company against its management on their own behalf. In order to bring forward such a claim one shareholder alone or together with other shareholders needs to hold at least 1% of the company’s share capital or a participation of €100,000 in the share capital. Additionally, the claimant(s) must comply with special claim approval procedures conducted before a competent court which will allow the pertinent request only if there are circumstances justifying the assumption that damage has been afflicted on the company by improper conduct or a gross breach of the law or the articles of association.

Dividend Rights

Under German law, we may pay dividends only from the distributable profit (Bilanzgewinn) reflected in our unconsolidated financial statements (as opposed to the consolidated financial statements for us and our subsidiaries) prepared in accordance with the principles set forth in the German Commercial Code (Handelsgesetzbuch) and adopted by our Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat), or, as the case may be, by our shareholders in a general shareholders’ meeting. In addition, under German law we may not pay dividends before annual profits exceed the losses carried forward.

The distribution of dividends on shares for a given fiscal year is then generally determined by a process in which the Management Board and Supervisory Board submit a proposal to the company’s annual general shareholders’ meeting held in the subsequent fiscal year and such annual general shareholders’ meeting adopts a resolution.

Shareholders generally participate in profit distributions in proportion to the number of shares they hold. Dividends on shares resolved by the general shareholders’ meeting are paid annually, shortly after the general shareholders’ meeting, in compliance with the rules of the respective clearing system. Dividend payment claims are subject to a three-year statute of limitation in the company’s favor.

Authorization to Purchase and Sell Our Own Shares

We may not purchase our own shares unless authorized by the shareholders’ meeting or in other very limited circumstances as set out in the German Stock Corporation Act. The Company’s shareholders’ meeting held in June 9, 2015 authorized the Management Board until June 8, 2020 (therefore no longer effective), provided it complies with the legal requirement of equal treatment, to acquire treasury shares up to a total of 10% of the Company’s share capital at the time of the relevant resolution or at the time the authorization is exercised. These shares held by the Company (including shares attributable to it pursuant to the AktG) must never exceed 10% of the share capital. The shares may be purchased (i) through the stock exchange, (ii) by means of a public offer directed to all shareholders of the Company or (iii) by means of a public invitation to the shareholders to make a sales offer under very limited circumstances as specified in the authorization. Such shares may not be purchased for trading purposes. The Management Board is authorized to use the shares only as specified in the authorization. We did not use the authorization to acquire our own shares.

Squeeze-Out of Minority Shareholders

Under German law, the shareholders’ meeting of a stock corporation may resolve, upon request of a shareholder that holds at least 95% of the share capital, that the shares held by any remaining minority shareholders be transferred to the majority shareholder against payment of “adequate cash compensation”

(Ausschluss von Minderheitsaktionären). This amount must take into account the full value of the company at the time of the resolution, which is generally determined using the future earnings value method (Ertragswertmethode).

A squeeze-out following a (mandatory) takeover offer (übernahmerechtlicher Squeeze-Out) also requires a majority shareholder to hold at least 95% of the share capital. A squeeze-out in the context of a merger (umwandlungsrechtlicher Squeeze-Out), however, only requires a majority shareholder to hold at least 90% of the share capital.

Liquidation Rights

Apart from liquidation, e.g., as a result of insolvency proceedings, we may be liquidated with a vote of the holders of at least three-quarters of the share capital represented at the shareholders’ meeting at which such a vote is taken. If we are liquidated, any assets remaining after all of our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings in accordance with German statutory law. The German Stock Corporation Act provides certain protections for creditors which must be observed in the event of liquidation.

Differences in Corporate Law

The applicable provisions of the SE Regulation in conjunction with the German Stock Corporation Act as applied to a European stock corporation that has its legal seat in Germany differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the SE Regulation in conjunction with the German Stock Corporation Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and European and German law.

	European Union / Federal Republic of Germany	Delaware
Board System	A European stock corporation may choose to have a two-tier board structure composed of the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat) or a one-tiered board structure composed of the Administrative Board (Verwaltungsrat) and the Managing Directors (geschäftsführende Direktoren). We have chosen the two-tiered board structure. The Management Board is responsible for running the company’s affairs and representing the company in dealings with third parties. The Supervisory Board of a European stock corporation under German law has a control and supervisory function. The Supervisory Board does not actively manage the company but certain Management Board	Under Delaware law, a corporation has a unitary board structure, and it is the responsibility of the board of directors to appoint and oversee the management of the corporation on behalf of and in the best interests of the stockholders of the corporation. Management is responsible for running the corporation and overseeing its day-to-day operations.

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actions require the approval of the Supervisory Board.
Appointment and Number of Directors

Under applicable European and German law, a European stock corporation governed by German law with a share capital of at least €3 million generally must have at least two members on its Management Board and the number of members shall be determined by or in the manner provided in the company’s articles of association.

The Supervisory Board must consist of at least three but— depending on the share capital— no more than 21 Supervisory Board members, whereby the number of Supervisory Board members must be divisible by three if this is necessary for the fulfilment of co-determination requirements. The articles of association of the company must specify if the Supervisory Board has more than three members.

Supervisory Board members are either appointed by the shareholders’ meeting or delegated by one or more individual shareholders if so provided for in the company’s articles of association. If the Supervisory Board consists of fewer members than is required to meet the quorum for resolutions (either statutory or pursuant to the company’s articles of association), a competent court may appoint additional members as needed to meet the quorum. The provisions of German law in relation to employees’ co-determination do not apply to the Company.

Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of Directors	Members of the Management Board of a European stock corporation are appointed by the Supervisory Board for a maximum period of six years with an opportunity to be reelected. The	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of

	European Union / Federal Republic of Germany	Delaware

articles of association may provide for a shorter term, which in our case is up to five years. The members of the Management Board may be reelected, even repeatedly. The Supervisory Board may remove a member of the Management Board prior to the expiration of his or her term only for cause, such as gross breach of duties (grobe Pflichtverletzung), the inability to manage the business properly (Unfähigkeit zur ordnungsgemäßen flichtausübung) or a vote of no-confidence during the shareholders’ meeting (Vertrauensentzug). The shareholders themselves are not entitled to appoint or dismiss the members of the Management Board.

Under European law, a member of the Supervisory Board of a company may be elected for a term of up to six years. The articles of association may provide for a shorter term. Our Supervisory Board members are, if the general meeting does not resolve on a shorter term, elected for a period up to the end of the general meeting deciding on the discharge for the fourth financial year after the election. Reelection, including repeated reelection, is permissible. Members of the Supervisory Board may be removed with or without cause by way of a general meeting resolution, with the applicable majority requirement depending on the relevant company’s articles of association.

directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause; or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies on the Board of Directors	Under the law, vacant positions on the Management Board are filled by the Supervisory Board in accordance with the general rules of appointment, which provide that vacancies are filled by the simple majority of votes of	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in

	European Union / Federal Republic of Germany	Delaware

Supervisory Board members present or represented by proxy at the vote (with, under certain circumstances, the chairperson having a casting vote), unless otherwise provided by the company’s articles of association. In case of emergencies, a vacant position on the Management Board may be filled by an individual appointed by the court.

Vacant positions on the Supervisory Board are filled in accordance with the general rules of appointment.

the certificate of incorporation or by-laws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual General Meeting	A European stock corporation which is governed by German law must hold an annual shareholders’ meeting within six months of the end of its fiscal year. The annual shareholders’ meeting must be held at a location determined by the articles of association. If the articles of association do not provide for a specific location, the shareholders’ meeting shall be held at the company’s seat or, if applicable, at the venue (in Germany) where its shares are listed.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting	Under the law, extraordinary shareholders’ meetings, in addition to the annual shareholders’ meetings, may be called by either the Management Board, or by the Supervisory Board. Shareholders holding at least 5% of the company’s share capital are entitled to request that an extraordinary shareholders’ meeting be convened. In the event that the meeting is not then so convened, a competent court may order that the meeting be convened or authorize the shareholders or their representative to convene the meeting themselves.	Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of General Meetings	Under applicable European and German law, unless a longer	Under Delaware law, unless otherwise provided in the

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period is otherwise provided for in the articles of association or applies because of registration requirements stipulated in the articles of association, the shareholders must be given at least 30 days’ advance notice of the shareholders’ meeting. Such notices must at least specify the name of the company, the statutory seat of the company, and the location, date and time of the shareholders’ meeting. In addition, the invitation must contain the agenda items as well as the Management Board’s and the Supervisory Board’s voting proposal for each agenda item and, depending on the circumstances, certain further information.

If all shareholders entitled to attend the shareholders’ meeting are present or represented and do not object to the meeting being held, the formalities of calling and holding of a shareholders’ meeting do not apply.

certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Proxy

A shareholder may designate another person to attend, speak and vote at a shareholders’ meeting of the company on such shareholder’s behalf by proxy.

With respect to Management Board meetings, a Management Board member may transmit its (written or verbal) vote via another Management Board member.

With respect to Supervisory Board meetings, a Supervisory Board member may participate in voting by issuing a written vote to another Supervisory Board member or any third party entitled to attend the Supervisory Board meeting.

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s vote (written or verbal) via another Management Board member.

Preemptive Rights	Under the law applicable to European stock corporations	Under Delaware law, stockholders have no

	European Union / Federal Republic of Germany	Delaware
	governed by German law, existing shareholders have a statutory subscription right for any additional issue of shares or any security convertible into shares pro rata to the nominal value of their respective holdings in the company, unless (i) shareholders representing three-quarters of the registered share capital present at the shareholders’ meeting have resolved upon the whole or partial exclusion of the subscription right and (ii) there exists good and objective cause for such exclusion. No separate resolution on the exclusion of subscription rights is required if all shareholders waive their statutory subscription rights.	preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot	Under applicable European and German law, the Management Board may not allot shares, grant rights to subscribe for or to convert any security into shares unless a shareholder resolution to that effect has been passed at the company’s shareholders’ meeting granting the Management Board with such authority—subject to the approval of the Supervisory Board—in each case in accordance with the provisions of the German Stock Corporation Act.	Under Delaware law, if the corporation’s certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers	Under German law, any provision, whether contained in the company’s articles of association or any contract or otherwise, that purports to exempt a Management or Supervisory Board member from any liability that would otherwise attach to such board member in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•  any breach of the director’s duty of loyalty to the

	European Union / Federal Republic of Germany	Delaware

Under German law, members of both the Management Board and members of the Supervisory Board are liable to the company, and in certain cases to third parties or shareholders, for any damage caused to them due to a breach of such member’s duty of care. Apart from insolvency or special circumstances, only the company has the right to claim damages from members of either board.

The company may waive claims for damages against a negligent Management or Supervisory Board member only after the expiry of three years and only if the shareholders approve the waiver or settlement at a shareholders’ meeting with a simple majority of the votes cast, provided that no shareholders who in the aggregate hold one-tenth or more of our share capital oppose the waiver or settlement and have their opposition formally recorded in the meeting’s minutes maintained by a German civil law notary.

corporation or its stockholders;

•  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•  any transaction from which the director derives an improper personal benefit.

Voting Rights

Under the relevant European and German law, each share, except for statutory non-voting preferred shares (nicht stimmberechtigte Vorzugsaktien), entitles its holder to vote at the shareholders’ meeting with, in the case of no-par value shares, each share conferring one vote. While German law does not provide for a minimum attendance quorum for shareholders’ meetings, the company’s articles of association may so provide. In general, resolutions adopted at a shareholders’ meeting may be passed by a simple majority of votes cast, unless a higher majority is required by law or under the company’s articles of association.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	European Union / Federal Republic of Germany	Delaware
Shareholder Vote on Certain Transactions	Under applicable European and German law, certain shareholders’ resolutions of fundamental importance require the vote of at least three-quarters of the share capital present or represented in the voting at the time of adoption of the resolution. Resolutions of fundamental importance include, in particular, capital increases with exclusion of subscription rights, capital decreases, the creation of authorized or conditional share capital, the dissolution of a company, a merger into or with another company, split-offs and split-ups, the conclusion of inter- company agreements (Unternehmensverträge), in particular domination agreements (Beherrschungsverträge) and profit and loss transfer agreements (Ergebnisabführungsverträge).

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•  the approval of the board of directors; and

•  approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors

Under applicable European and German law, both Management and Supervisory Board members must conduct their affairs with “the care and diligence of a prudent business man” and act in the best interest of the company. The scope of the fiduciary duties of Management and Supervisory Board members is generally determined by European and German legislation and by the courts.

Statutory and fiduciary duties of members of the Management Board to the company include, among others:

•  to act in accordance with the law, the company’s articles of association and the rules of procedure for the Management Board, if any;

•  to report to the Supervisory Board on a regular basis as

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self- interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty

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well as on certain important occasions;

•  to exercise reasonable care, skill and diligence;

•  to maintain a proper accounting system;

•  to not compete, directly or indirectly, with the company without permission by the supervisory board; and

•  to secure that no further transactions are made in case of insolvency.

Statutory and fiduciary duties of members of the Supervisory Board to the company include, among others:

•  to effectively supervise the Management Board’s handling of the company’s affairs;

•  to evaluate and issue a resolution on certain transactions which can only be conducted by the Management Board after approval of the Supervisory Board;

•  to approve the company’s financial statements;

•  to appoint the Management Board members and to represent the company in transactions between the company and members of the Management Board; and

•  to approve service contracts between individual members of the Supervisory Board and the company.

of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Stockholder Actions	Under German law, generally, the company, rather than its shareholders, is the proper claimant in an action with respect to a wrong committed against the	Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the

European Union / Federal Republic of Germany	Delaware

company, or in cases where there is an irregularity in the company’s internal management or supervision. Therefore, such claims may only be raised by the company represented by its Management Board, or, in the case of a wrong committed by a member of the Management Board, by the Supervisory Board.

Additionally, pursuant to German case law, the Supervisory Board is obliged to pursue the company’s claims against the Management Board, unless the interest of the company keeps them from doing so.

The Management Board, or, if a claim is against a member of the Management Board, the Supervisory Board, is obliged to pursue the company’s claims against the designated individuals if so resolved by a simple majority of votes cast during a shareholders’ meeting. With a simple majority of votes, shareholders can request that a representative pursues the claim on behalf of the company.

If the company is unable to fulfill its third-party obligations, the company’s creditors may pursue the company’s damage claims against members of the Management Board for certain wrongdoings.

Under certain circumstances, shareholders can bring forward damage claims of the company against its management on their own behalf. In order to bring forward such a claim one shareholder alone or together with other shareholders needs to hold at least one percent of the company’s share capital or a participation of €100,000 in the share capital. Additionally, the claimant(s) need(s) to pass through special claim approval procedures.

corporation fails to enforce the right itself. The complaint must:

•  state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

•  either (i) allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action, or (ii) or state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Stock Exchange Listing

We have applied to list the ADSs representing our ordinary shares on the Nasdaq Global Select Market under the symbol “EVO.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

            , as depositary, will register and deliver the American Depositary Shares, or the ADSs. Each ADS will represent one share (or a right to receive one share) deposited with              as custodian for the depositary in Germany. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at                 .

You may hold ADSs either (i) directly (a) by having an American Depositary Receipt, or an ADR, which is a certificate evidencing a specific number of ADSs registered in your name, or (b) by having uncertificated ADSs registered in your name, or (ii) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company (“DTC”). If you hold ADSs directly, you are a registered ADS holder, or an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. European and German law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADS. Those documents are filed as exhibits to the registration statement of which this prospectus forms a part.

Dividends and Other Distributions

How will ADS holders receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation” included elsewhere in this prospectus. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do ADS holders vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the State of New York and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed or as described in the following sentence. If (i) we asked the depositary to solicit your instructions at least 30 days before the meeting date, (ii) the depositary does not receive voting instructions from you by the specified date and (iii) we confirm to the depositary that:

•	we wish the depositary to vote uninstructed shares;

•	we reasonably do not know of any substantial shareholder opposition to a particular question; and

•

the particular question is not materially adverse to the interests of shareholders, the depositary will consider you to have authorized and directed it to vote the number of deposited securities represented by your ADSs in favor of any resolution that we proposed in the invitation to the shareholders’ meeting.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$ (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$ (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$ (or less) per ADS per calendar year Registration or transfer fees	Depositary services Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

If any taxes or other governmental charges (including any penalties and/or interest) become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs or any distribution with respect thereto, such tax or other governmental charges shall be paid by the holder thereof to the depositary. By holding or having held an ADS the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and hold harmless each of the depositary and its agents in respect of such taxes or other governmental charges. If an ADS holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities by public or private sale (after attempting by reasonable means to notify the ADS holder thereof prior to such sale) and deduct the amount owning from the net proceeds of such sale. In either case, the ADS holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a noncash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes or charges and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes or charges to the ADS holders entitled thereto. You will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

By holding an ADS or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective members of the Management Board and Supervisory Board, officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of the ADSs.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•

we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we delist our ordinary shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

•	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because (i) the depositary has closed its transfer books or we have closed our transfer books, (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System (“DRS”) and Profile Modification System, or Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES AND ADSS ELIGIBLE FOR FUTURE SALE

Our ordinary shares are traded on the Segment Prime Standard of the Frankfurt Stock Exchange under the symbol “EVT.” On                , 2021, the last reported sale price of our ordinary shares was €                , assuming an exchange rate of $                per euro. Prior to this offering, there has been no market for our ADSs. Future sales of substantial amounts of our ordinary shares or ADSs in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of our ordinary shares or ADSs.

Based on the 164,608,236 ordinary shares that were outstanding on June 30, 2021, upon the closing of this offering,                  ordinary shares, and                  ADSs representing                  of those ordinary shares, will be outstanding, assuming no exercise of the underwriters’ option to purchase additional ADSs. The                  ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except for any ADSs purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144, whose sales would be subject to the Rule 144 resale restrictions described below. The remaining                  ordinary shares will be held by our existing shareholders and will be deemed to be “restricted securities” under Rule 144. These restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not an affiliate of ours and has held their ordinary shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell those shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not an affiliate of ours and has not been an affiliate of ours at any time during the preceding three months and has held their ordinary shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is an affiliate of ours or who was an affiliate of ours at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of:

•

1% of the number of our ordinary shares then outstanding, including ordinary shares represented by ADSs, which will equal approximately                  ordinary shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs; and

•	the average weekly trading volume of the ADSs on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales both by affiliates and by non-affiliates must also comply with the manner-of-sale, current public information and notice provisions of Rule 144, to the extent applicable. Rule 144 also requires that affiliates relying on Rule 144 to sell securities that are not restricted securities must nonetheless comply with the same restrictions applicable to restricted securities, other than the holding period requirement.

Regulation S

Regulation S under the Securities Act provides that ordinary shares or ADSs owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares or ADSs may be sold outside the United States without registration in the United States being required.

Rule 701

In general, under Rule 701, any of our employees, board members, executive management, consultants or advisors who purchased ordinary shares from us in connection with a compensatory share or option plan or other written agreement before the closing of this offering is entitled to resell such shares.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up restrictions described below, may be sold beginning 90 days after the date of this prospectus in reliance on Rule 144 by:

•	persons other than affiliates, without restriction, subject only to the manner-of-sale provisions of Rule 144; and

•	affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Lock-up Agreements

For a description of the lock-up arrangements that we and members of our Supervisory Board and Management Board and certain of our existing security holders have entered into in connection with this offering, see “Underwriting.”

Options and Form S-8 Registration Statement

As of June 30, 2021, pursuant to the Share Performance Plan and legacy stock option programs, options to purchase a total of                ordinary shares were issued and outstanding and                are vested.

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register up to                ordinary shares, in the aggregate, issued or reserved for issuance under the Share Performance Plan. The registration statement on Form S-8 will become effective automatically upon filing. Ordinary shares issued upon exercise of a share option and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to the                  -day lock-up period.

EXCHANGE CONTROLS AND LIMITATIONS AFFECTING SHAREHOLDERS

There are currently no legal restrictions in the Federal Republic of Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances and connection with economic sanctions restrictions relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and regulations and other legal provisions adopted by the European Union. Economic sanctions and embargo restrictions currently exist with respect to, among others, certain activities relating to Belarus, Iran, Iraq, Lebanon, Libya, Myanmar, North Korea, Russia, Sudan, Syria, Ukraine and Zimbabwe.

For statistical purposes, there are, however, reporting duties regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in the Federal Republic of Germany must report to the German Central Bank (Deutsche Bundesbank) within a certain period of time (i) any payment received from, or made to, a non-resident corporation or individual, or for the account of such person, that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) in case the sum of claims against, or liabilities payable to, non-residents or corporations exceeds €5,000,000 (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, netting and clearing arrangements, as well as bringing in property and rights into a corporation, branch office or production site. Not included are payments made for the import and export of goods as well as payments made for the processing of loans. Infringements of these reporting duties can be fined as an administrative offense.

TAXATION

German Taxation of Holders of ADSs

The following discussion addresses certain German tax consequences of acquiring, owning or disposing of the ADSs. With the exception of “—Taxation of Holders Tax Resident in Germany” below, which provides an overview of dividend taxation and of capital gains taxation with respect to holders that are residents of Germany, this discussion applies only to U.S. treaty beneficiaries (defined below) that acquire ADSs in the offering.

This discussion is based on domestic German tax laws, including, but not limited to, circulars issued by German tax authorities, which, for example, are not binding on the German courts, and the Treaty (defined below). It is based upon tax laws in effect at the time of filing of this prospectus. These laws are subject to change, possibly with retroactive effect. For example, certain member states of the European Union are considering introducing a financial transaction tax (Finanztransaktionssteuer) which, if and when introduced, may also be applicable on sales and/or transfer of ADSs. In addition, in Germany, for example, there are currently ongoing discussions on an increase of the top tax rate, which may also have an effect on the German tax consequences of acquiring, owning and disposing of the ADSs. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion.

In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs.

The tax information presented in this prospectus is not a substitute for tax advice. Prospective holders of ADSs should consult their own tax advisors regarding the German tax consequences of the purchase, ownership, disposition, donation or inheritance of ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation. The same applies with respect to the rules governing the refund of any German dividend withholding tax (Kapitalertragsteuer) withheld. Only an individual tax consultation can appropriately account for the particular tax situation of each investor.

General

Based on the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013, reference number IV C 1-S2204/12/10003, as amended by the circular dated December 18, 2018 (reference number IV C 1 – S 2204/12/10003), in respect of the taxation of American Depositary Receipts, or ADRs, on domestic shares, or the ADR Tax Circular, for German tax purposes, the ADSs should represent a beneficial ownership interest in the underlying shares of Evotec and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends will accordingly be attributable to holders of the ADSs for German tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are deposited at a domestic depository for the ADS holders).

Furthermore, holders of the ADSs should, in light of the ADR Tax Circular, be treated as beneficial owners of the capital of Evotec with respect to capital gains (see below in section “—German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is unclear whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. For the purpose of this German tax section, it is assumed that the ADSs qualify as ADRs within the meaning of the ADR Tax Circular.

Taxation of Holders Not Tax Resident in Germany

The following discussion describes selected German tax consequences of acquiring the ADSs, owning the ADSs and disposing of the ADSs for a holder that is a U.S. treaty beneficiary (defined below). For purposes of this discussion, a “U.S. treaty beneficiary” is a resident of the United States for purposes of the Convention between the Federal Republic of Germany and United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital and Certain Other Taxes of 1989, as amended by the Protocol as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008), hereinafter referred to as the “Treaty,” who is eligible for relevant benefits under the Treaty.

A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

•	the beneficial owner of the ADSs (and the dividends paid with respect thereto);

•	a U.S. tax resident corporation or individual;

•	not also a resident of Germany for German tax purposes; and

•	not subject to the limitation on benefits (i.e., anti-treaty shopping) article of the Treaty that applies in limited circumstances.

Special rules apply to pension funds and certain other tax-exempt investors.

This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. treaty beneficiary carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed.

General Rules for the Taxation of Holders Not Tax Resident in Germany

Non-German resident holders of ADSs are subject to German taxation with respect to German source income (beschränkte Steuerpflicht). Dividends distributed by stock corporations having their registered seat or place of management in Germany qualify as German source income.

According to the ADR Tax Circular, income from the shares should be attributed to the holder of the ADSs for German tax purposes. As a consequence, income from the ADSs should be treated as German source income.

German Withholding Taxation of Dividends of the U.S. Treaty Beneficiaries of the ADSs

Generally, the full amount of a dividend distributed by Evotec to a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany is subject to (final) German withholding tax at an aggregate rate of 26.375% (that amount consists of 25% on dividends distributed plus solidarity surcharge of 5.5% thereon). The basis for the withholding tax is generally the dividend approved for distribution by our general shareholders’ meeting. German withholding tax is withheld and remitted to the German tax authorities by (i) the disbursing agent (i.e., the German credit institution, financial services institution or securities institution) and in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise)) that holds or administers the underlying shares in custody and (a) disburses or credits the dividend income from the underlying shares, (b) disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or (c) disburses such dividend income to a foreign agent; (ii) the central securities depository (Wertpapiersammelbank) holding the underlying shares in collective safe custody, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, or (iii) the Company itself if and to the extent shares held in collective custody (Sammelverwahrung) by the central securities depository (Wertpapiersammelbank) are treated as so-called “abgesetzte Bestände” (stock being held separately), in each case regardless of whether a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany. Dividend payments, to the extent funded from Evotec’s tax-recognized contribution account (steuerliches Einlagekonto), do not, subject to certain prerequisites, form part of the taxable dividend income but should lower the holder’s acquisition costs for the ADSs.

Pursuant to the Treaty, the German withholding tax may generally not exceed (i) 15% of the gross amount of the dividends received by a U.S. treaty beneficiary other than a company holding ADSs which represent 10% or more of the voting shares in Evotec, and (ii) 5% of the gross amount of the dividends received by a U.S. treaty beneficiary that is a company holding ADSs which represent 10% or more of the voting shares in Evotec. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application. For example, for a declared dividend of 100, a U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax including solidarity surcharge). A U.S. treaty beneficiary other than a company holding ADSs which represent 10% or more of the voting shares in Evotec is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100). As a result, the U.S. treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding.

However, it should be noted that there is uncertainty as to how the German tax authorities will apply the refund process to dividends on the ADSs with respect to non-German resident holders. Further, such refund is subject to the German anti-treaty-shopping rule (as described below in “— Withholding Tax Refund for U.S. Treaty Beneficiaries”).

German Withholding Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs

The capital gains from the disposition of the ADSs realized by a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany would be treated as German source income and be subject to German tax if the ADSs qualify as a Qualifying Participation. A “Qualifying Participation” exists if a holder at any time during the five years preceding the disposition, directly or indirectly, owned at least 1% or more of Evotec’s share capital, irrespective of whether through the ADSs or shares of Evotec. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and quota would be taken into account.

Pursuant to the Treaty, capital gains from the disposal of a Qualifying Participation realized by a U.S. treaty beneficiary are, however, generally exempt from German taxation. Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax in relation to capital gains from the disposal of a Qualifying Participation even under the circumstances described in the preceding paragraph and therefore should not be subject to German taxation on capital gains from the disposition of the ADSs.

German statutory law requires the disbursing agent to levy withholding tax on capital gains from the sale of ADSs or other securities held in a custodial account in Germany. With regard to the German taxation of capital gains, disbursing agent generally means a German credit institution, financial services institution, securities trading enterprise or securities trading bank (in each case including a German branch if a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the holder or conducts sales or other dispositions and disburses or credits the income from the disposal of the ADSs to the holder of the ADSs. The German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains.

However, a circular issued by the German Federal Ministry of Finance, dated January 18, 2016, reference number IV C 1-S2252/08/10004 :017, as most recently amended by a circular dated June 3, 2021, reference number IV C 1 -S 2252/19/10003 :002, provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-resident holder owns at least 1% of the share capital of a German corporation. Pursuant to German statutory law, the entity responsible for levying withholding tax (such as the disbursing agent) has to take circulars issued by the German tax authorities which are published in the German Federal Tax Gazette (Bundessteuerblatt) (such as the circular mentioned above) into account when imposing withholding tax, so that in practice, the disbursing agents typically comply with the guidance mentioned above and, among other things, requires that a withholding tax certificate documenting the imposed German withholding tax is provided by the U.S. treaty beneficiary. Under the Withholding Tax Relief Modernisation Act (Abzugsteuerentlastungsmodernisierungsgesetz) which was passed into law on June 9, 2021, the withholding tax certificate will be replaced for dividend income (including under ADRs) accruing after December 31, 2024 by a notification to be submitted by the disbursing agent directly to the Federal Central Tax Office upon request of the holder. In particular with regard to ADRs, the disbursing agent will be required to include substantial additional information in the notification and will have to obtain certain confirmations from the issuer of the ADRs and will only be allowed to submit the notification (which will be a pre-requisite for any refund) to the Federal Central Tax Office once it has collected all information and confirmations.

Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the event that the disbursing agent did not follow the abovementioned guidance. In this case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in “—Withholding Tax Refund for U.S. Treaty Beneficiaries.” A refund of taxes withheld on capital gains from the disposition of the ADSs which do not qualify as Qualifying Participations may also be claimed based on German statutory domestic law.

Withholding Tax Refund for U.S. Treaty Beneficiaries

U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in “—Taxation of Holders Not Tax Resident in Germany.” Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of (i) the portion of the otherwise applicable 26.375% German withholding tax (Kapitalertragsteuer) on dividends that exceeds the applicable Treaty rate and (ii) the full amount of German withholding tax (Kapitalertragsteuer) on capital gains from the disposition of ADSs. The application for such claim is generally to be filed with the Federal Central Office of Taxation (Bundeszentralamt für Steuern) within four years after the end of the calendar year in which the capital gains or dividends have been received (bezogen).

However, in respect of dividends, the refund described in the preceding paragraph is only possible if, due to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, then for a holder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply if (a) the tax underlying the refund application is below a tax rate of 15% based on the gross amount of the dividends and (b) the holder does not directly own 10% or more of the shares of Evotec and is subject to income taxes in its state of residence, without being tax-exempt. The restriction of the withholding tax credit does not apply if the holder has beneficially owned the ADSs for at least one uninterrupted year prior to receipt (Zufluss) of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a circular issued by the German Federal Ministry of Finance, dated July 9, 2021, reference number IV C 1-S 2252/19/10035 :014, the withholding tax credit may also be denied as an anti-abuse measure.

In general, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs. Further, such refund is subject to the German anti-treaty shopping rule which has been reformed by the Withholding Tax Relief Modernisation Act (Abzugsteuerentlastungsmodernisierungsgesetz) dated June 2, 2021. Under the reformed German anti-treaty shopping rule, a foreign company has no right to a refund of German withholding tax with regard to income accruing after June 8, 2021 to the extent (i) persons holding ownership interests in the foreign company would not be entitled to the refund if they derived the income (i.e. the dividend distributed by Evotec) directly and (ii) the source of the income does not have a substantial connection to the business activities of the foreign company. The mere generation of the income by the foreign company, passing the income on to the persons holding ownership interests in the foreign company and any activity of the foreign company which is conducted by a business organization that is not appropriate for the business purpose, do not qualify as a business activity within the meaning of the preceding sentence. However, the German anti-treaty shopping rule shall not apply (i) to the extent the foreign company demonstrates that none of the main purposes of its interposition was to obtain a tax advantage or (ii) if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange. Whether or not and to which extent the anti-treaty shopping rule applies to the ADSs has to be analyzed on a case by case basis taking into account all relevant tests. In addition, the interpretation of these tests is disputed and to date no published decisions of the German Federal Tax Court exist in this regard.

Due to the legal structure of the ADSs, only limited guidance from the German tax authorities exists on the practical application of the refund process with respect to the ADSs and the respective limitations. According to the current ADR Tax Circular, for ADR programs (which are considered comparable to ADS programs) a collective tax certificate in connection with a withholding of tax amounts may no longer be issued by the domestic depositary of the shares upon request of the foreign depositary agents. Rather, individual tax certificates need to be issued which might delay a potential refund procedure. Moreover, the simplified refund procedure based on electronic data exchange (Datenträgerverfahren) for claims for reimbursement based on ADRs is currently not applied by the tax authorities.

Taxation of Holders Tax Resident in Germany

This subsection provides an overview of dividend taxation and of capital gains taxation with regard to the general principles applicable to ADS holders that are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a domicile (Wohnsitz) or a usual residence (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, it has its place of management (Geschäftsleitung) or registered seat (Sitz) in Germany.

The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between ADSs held as private assets (Privatvermögen) and ADSs held as business assets (Betriebsvermögen).

ADSs as Private Assets (Privatvermögen)

If the ADSs are held as private assets by a German tax resident, dividends and capital gains (other than capital gains from the disposition of a Qualifying Participation) are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375%), which is levied in the form of withholding tax (Kapitalertragsteuer). In other words, once deducted, the holder’s income tax liability on the dividends will be settled. Dividend payments to the extent funded from Evotec’s tax-recognized contribution account (steuerliches Einlagekonto), do not, subject to certain prerequisites, form part of the taxable dividend income but should lower the holder’s acquisition costs for the ADSs.

Holders of ADSs may apply to have their capital investment income assessed in accordance with the general rules and with an individual’s personal income tax rate if this would result in a lower tax burden. The holder would be taxed on gross personal investment income (including dividends or gains with respect to ADSs), less the saver’s allowance of €801 for an individual or €1,602 for a married couple and a registered civil union (eingetragene Lebenspartnerschaft) filing taxes jointly. The deduction of expenses related to the investment income (including dividends or gains with respect to ADSs) is generally not possible for private investors.

Losses resulting from the disposal of ADSs can only be offset against capital gains from the sale of any shares (Aktien) and other ADSs. If, however, a holder holds a Qualifying Participation, 60% of any capital gains resulting from the sale and transfer are taxable at the holder’s personal income tax rate (plus solidarity surcharge of up to 5.5% thereon). Conversely, 60% of any capital losses are recognized for tax purposes.

Since 2021, the basis for the calculation of the solidarity surcharge (Solidaritätszuschlag) has been reduced for certain individuals being subject to tax assessments (other than withholding taxes), and in certain cases, the solidarity surcharge has been eliminated for individuals. However, the elimination or reduction of the solidarity surcharge will not affect withholding taxes. Solidarity surcharge will still be levied at 5.5% on the full withholding tax amount and withheld accordingly. There will also not be any separate refund of such withheld solidarity surcharge in case the withholding tax cannot be refunded.

If applicable, church tax (Kirchensteuer) generally has to be withheld from income generated by ADSs held by individuals based on an automatic data access procedure, unless the holder of ADSs has filed a blocking notice (Sperrvermerk) with the Federal Central Tax Office. The application of church tax (Kirchensteuer) reduces the aggregate rate of German flat income tax on capital income and the solidarity surcharge (Solidaritätszuschlag) thereon from 26.375% to typically approximately 25.79% or approximately 25.86%. Where church tax is not levied by way of withholding, it is determined by means of income tax assessment.

ADSs as Business Assets (Betriebsvermögen)

In case the ADSs are held as business assets, the taxation depends on the legal form of the holder (i.e., whether the holder is a corporation or an individual).

Irrespective of the legal form of the holder, dividends are in principle subject to the aggregate withholding tax rate of 26.375%. The withholding tax is generally creditable in an amount of 25% of the gross dividend against the respective holder’s corporate income tax or income tax liability and in an amount of 1.375% of the gross dividend against the respective holder’s solidarity surcharge (Solidaritätszuschlag) liability. Due to special rules on the restriction of withholding tax credits in respect of dividends, a full withholding tax credit requires that the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days occurring within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk for more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the holder’s corporate income tax or income tax liability, but may, upon application, be deducted from the holder’s tax base for the relevant tax assessment period. A holder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit under the aforementioned requirements has to notify the competent local tax office accordingly, has to file withholding tax returns for a withholding tax of 15% in accordance with statutory formal requirements and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit (and the corresponding notification and payment obligations) do not apply to a holder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a circular issued by the German Federal Ministry of Finance, dated July 17, 2017, reference number IV C 1-S 2252/15/10030:05, as amended, the withholding tax credit may also be denied as an anti-abuse measure.

To the extent the amount withheld exceeds the income tax liability, the withholding tax will be refunded, provided that certain requirements are met (including the aforementioned requirements).

Special rules apply to credit institutions (Kreditinstitute), financial services institutions (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies, and pension funds.

In principle, dividends that a corporation receives from German or foreign corporations are subject to corporate income tax (and solidarity surcharge thereon) at a rate of 15.825% and also subject to trade tax of approximately 7.0% to 21.0% depending on the multiplier applied by the relevant municipality. However, with regard to holders in the legal form of a corporation, capital gains are in general effectively 95% tax exempt from corporate income tax (including solidarity surcharge). Dividends are also generally 95% tax exempt from corporate income tax (including solidarity surcharge), inter alia, if the holder held at least 10% of the registered share capital (Grundkapital oder Stammkapital) of Evotec (or, arguably, ADSs representing at least 10% of the registered share capital (Grundkapital oder Stammkapital) of Evotec) at the beginning of the calendar year (“Qualifying Dividends”). Five percent of the capital gains and five percent of the Qualifying Dividends are treated as non-deductible business expenses, respectively, and, as such, are subject to corporate income tax (including solidarity surcharge); actual business expenses incurred to generate dividends may be deducted. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the determination of whether a dividend is a Qualifying Dividend. Participations in the share capital of Evotec held through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to the respective partner only on a pro rata basis at the ratio of its entitlement to the profits of the partnership. Moreover, actual business expenses allocable to the dividends are deductible.

Capital gains and dividend income of a German tax resident corporation are generally subject to German trade tax of approximately 7.0% to 21.0% depending on the multiplier applied by the relevant municipality. The aforementioned 95% exemption for capital gains generally applies also for trade tax purposes.

However, the amount of any dividends after deducting business expenses related to the dividends is not subject to trade tax if the corporation held at least 15% of Evotec’s registered share capital at the beginning of the relevant tax assessment period. In this case, the aforementioned exemption of 95% of the dividend income also applies for trade tax purposes. Losses from the sale of ADSs are generally not tax deductible for corporate income tax and trade tax purposes.

With regard to individuals holding ADSs as business assets, 60% of dividends and capital gains are taxed at the individual’s personal income tax rate (plus 5.5% solidarity surcharge (Solidaritätszuschlag) thereon). Correspondingly, only 60% of business expenses related to the dividends and capital gains as well as losses from the sale of ADSs are principally deductible for income tax purposes.

Since 2021, the basis for the calculation of the solidarity surcharge (Solidaritätszuschlag) has been reduced for certain individuals subject to tax assessments (other than withholding taxes), and in certain cases, the solidarity surcharge has been eliminated for individuals. Church tax (Kirchensteuer) may affect the withholding tax rate as described above in “—ADSs as Private Assets (Privatvermögen).” The dividend income and 60% of the capital gains are generally subject to trade tax, which is fully or partly creditable against the individual’s personal income tax by a lump-sum method (and such credit also reduces the solidarity surcharge (Solidaritätszuschlag) and, if applicable, church tax (Kirchensteuer)). Dividends (after deduction of business expenses economically related thereto) are exempt from trade tax if the holder held at least 15% of Evotec’s registered share capital at the beginning of the relevant tax assessment period.

German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)

The transfer of ADSs to another person by inheritance or gift should be generally subject to German inheritance and gift tax—applying the principles set forth in the ADR Tax Circular although the ADR Tax Circular does not explicitly refer to this tax—only if:

(i)

the decedent or donor or heir, beneficiary or other transferee (a) maintained his or her domicile or a usual residence in Germany, (b) had its place of management or registered office in Germany at the time of the transfer, (c) is a German citizen who has spent no more than five consecutive years outside of Germany without maintaining a domicile in Germany or (d) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of domicile or usual residence with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a domicile nor have their usual residence in Germany);

(ii)

at the time of the transfer, the ADSs are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed; or

(iii)

the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of Evotec and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.

The Agreement between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts as of December 21, 2000 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungssteuern in der Fassung vom 21. Dezember 2000), hereinafter referred to as the “United States-Germany Inheritance and Gifts Tax Treaty,” provides that the German inheritance tax or gift tax can, with certain restrictions, only be levied in the cases of (i) and (ii) above. Special provisions apply to certain German citizens living outside of Germany and former German citizens.

Other Taxes

No German transfer tax, value-added tax, stamp duty or similar taxes are assessed on the purchase, sale or other transfer of ADSs. Provided that certain requirements are met, an entrepreneur may, however, opt for value-added tax on transactions that are otherwise tax-exempt. Net wealth tax (Vermögensteuer) is currently not imposed in Germany.

Material U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of our ADS. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire the ADSs and the ownership and disposition thereof. This discussion applies only to a U.S. Holder that purchases the ADSs in connection with this offering and holds the ADSs as capital assets for U.S. federal income tax purposes, and this discussion applies only to such ADSs. This discussion assumes the ADS are denominated in U.S. dollars. This discussion is general in nature, and it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, estate or gift tax consequences, any tax consequences other than U.S. federal income tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•

regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, or expatriated entities subject to Section 7874 of the Code;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities or investors in such entities;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	any persons directly or indirectly acquiring our ADSs in connection with the performance of services;

•	persons who are required to accelerate the recognition of any item of gross income with respect to ADSs as a result of such income being recognized on an applicable financial statement;

•	persons that own or are deemed to own ten percent or more of our capital stock, directly or indirectly through ADSs, (by vote or value); or

•	persons holding ADSs in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partner and the partnership. Partnerships holding ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of the ADSs.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed (to the extent to which taxpayers may rely thereon) Treasury Regulations, and the income tax treaty between Germany and the United States (the “Treaty”), all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. We have not sought, and do not expect to seek, any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court would agree with our statements and conclusions or that a court would not sustain any challenge by the IRS in the event of litigation.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs, who is eligible for the benefits of the Treaty and who is:

(i)	an individual who is a citizen or individual resident of the United States;

(ii)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein, or the District of Columbia;

(iii)	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)

a trust if either (1) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs. U.S. Holders are urged to consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences to them of the exchange of ADSs for the underlying ordinary shares represented by those ADSs, as well as the ownership and disposition of such ordinary shares in light of their particular circumstances.

The U.S. Treasury has expressed concern that parties to a pre-release of American depositary shares, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of German taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders are urged to consult their tax advisors concerning the U.S. federal, state, local, and non-U.S. tax consequences of owning and disposing of ADSs in their particular circumstances. In particular, because our group currently includes a U.S. subsidiary, (i.e., Evotec (US), Inc.) and therefore under current law our foreign subsidiaries are treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation), any U.S. Holder that owns or is deemed to own ten percent or more of our capital stock, directly or through ADSs, (by vote or value) is urged to consult its tax advisor regarding the potential application of the “Subpart F income” and “global intangible low-taxed income” rules to an investment in our ADSs.

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE APPLICATION OF U.S. NON- INCOME TAX LAWS AND THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. JURISDICTION, IN LIGHT OF THEIR PARTICULAR SITUATION.

Dividends

As discussed above under “Dividend Policy,” we do not expect to make distributions on our ADSs in the near future. In the event that we do make distributions of cash or other property, subject to the PFIC rules described below, distributions paid on ADSs, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution with respect to ADSs exceeds our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution will be treated, first, as a tax-free return of the U.S. Holder’s investment, up to the holder’s adjusted tax basis in its ADSs, and, thereafter, as capital gain, which is subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Taxable Disposition.” Because we do not, and do not intend to, maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. If and for so long as our ADSs are listed on the Nasdaq or another established securities market in the United States (in the case of ADSs) or if and for so long as we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” if we are not treated as a PFIC with respect to the U.S. Holder in the taxable year in which the dividend is paid and were not treated as a PFIC with respect to the U.S. Holder in the preceding taxable year, and if certain minimum holding period and other requirements are met, and therefore, subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, may be taxable at rates not in excess of the long-term capital gain rate then applicable to such U.S. Holders. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of German income taxes. Subject to the PFIC rules described below, the amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to the PFIC rules described below, dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into or exchanged for U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the German tax withheld in accordance with the Treaty at a rate not exceeding the rate provided by the Treaty and paid over to the German taxing authority will be creditable or deductible against a U.S. Holder’s U.S. federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. Holder under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income described below) and German taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any German income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

Gain On Sale, Exchange or Other Taxable Disposition

Subject to the PFIC rules described below, gain or loss realized on the sale or other taxable disposition of ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs for more than one year. Long-term capital gains of non-corporate U.S. Holders are generally taxed at preferential rates. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs disposed of (which, subject to the PFIC rules described below, generally will equal the cost of such ADSs to the U.S. Holder) and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Considerations

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains. Whether we or any of our subsidiaries will be a PFIC in 2021 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because among other things (i) we currently own, and may continue to own after the closing of the offering, a substantial amount of passive assets, including cash and securities that may give rise to passive income, (ii) the valuation of our assets that may generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, (iii) the treatment of grants as income for U.S. federal income tax purposes is unclear, and (iv) the composition of our income, if any, may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC in 2021 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds or is deemed to hold ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds or is deemed to hold the ADSs, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury Regulations with respect to its ADSs.

Under attribution rules, assuming we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of any Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even if the U.S. Holder has not received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held or is deemed to have held ADSs (assuming such U.S. Holder has not made a timely mark-to-market election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of such ADSs, or an indirect disposition of shares of a Lower-tier PFIC, would be allocated ratably over the U.S. Holder’s holding period for such ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder with respect to its ADSs (or a distribution by a Lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ADSs, provided that the ADSs are “marketable.” ADSs will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury Regulations. If the mark-to-market election is available and a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of the ADSs, as applicable, in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances. The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the ADSs cease to be treated as “marketable” for purposes of the PFIC rules or the IRS consents to its revocation.

In addition, in order to avoid the application of the foregoing rules, a United States person that owns stock in a PFIC for U.S. federal income tax purposes may make a “qualified electing fund” election (a “QEF Election”) with respect to such PFIC, and each PFIC in which the PFIC holds equity interests, if the PFIC provides the information necessary for such election to be made. In order to make such an election, a United States person would be required to make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to the United States person’s timely filed U.S. federal income tax return generally for the first taxable year that the entity is treated as a PFIC with respect to the United States person. A U.S. Holder generally may make a separate election to defer payment of taxes on the undistributed income inclusion under the QEF rules, but if deferred, any such taxes are subject to an interest charge. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxed on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. There is no assurance that we will provide information necessary for U.S. Holders to make QEF Elections. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election will not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its ADSs by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed, if any, on the ADSs that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of ADSs in an amount equal to the difference between the amount realized and its adjusted tax basis in the ADSs. U.S. Holders should note that if they make QEF Elections with respect to us and Lower-tier PFICs, if any, they may be required to pay U.S. federal income tax with respect to their ADSs, for any taxable year significantly in excess of any cash distributions, if any, received on the ADSs, as applicable, for such taxable year. U.S. Holders should consult their tax advisors regarding making QEF Elections in their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ADSs during any year in which we are a PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The IRS recently finalized Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC and whether a U.S. shareholder holds PFIC stock and recently released proposed Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC. These Treasury Regulations and proposed Treasury Regulations (if finalized) may affect whether we are a PFIC in any future year. You should consult your tax advisor regarding the effect, if any, these Treasury Regulations may have, or such proposed Treasury Regulations would have, on the determination of our PFIC status.

U.S. Holders should consult their tax advisors concerning our potential PFIC status and the potential application of the PFIC rules. The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our ADSs, as applicable, the consequences to them of an investment in a PFIC (and any Lower-tier PFICs), any elections available with respect to our ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of shares of a PFIC (including any ADSs representing such shares).

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding whether or not they are obligated to report information relating to their ownership and disposition of ADSs.

U.S. Foreign Account Tax Compliance Act

Certain provisions of the Code and Treasury Regulations (commonly collectively referred to as “FATCA”) generally impose 30 percent withholding on certain “withholdable payments” and, in the future, may impose such withholding on “foreign passthru payments” made by a “foreign financial institution” (as defined under FATCA) (an “FFI”) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the FFI’s U.S.-owned accounts. If the Company were to be treated as an FFI, (i) such withholding may be imposed on such payments to any other FFI (including an intermediary through which an investor may hold the ordinary shares or ADSs) that is not a “participating FFI” (as defined under FATCA) or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA unless such other FFI or investor is otherwise exempt from FATCA and (ii) the Company may be required to report certain information regarding investors to the relevant tax authorities, which information may be shared with taxing authorities in the United States. Under current guidance, the term “foreign passthru payment” is not defined, and it is therefore not clear whether or to what extent payments on the ordinary shares or ADSs would be considered foreign passthru payments. Withholding on foreign passthru payments would not be required with respect to payments made before the date that is two years after the date of publication in the Federal Register of final Treasury Regulations defining the term “foreign passthru payment.”

The United States has entered into an intergovernmental agreement, or IGA, with Germany (the “German IGA”), which modifies the FATCA withholding regime described above. If the Company was treated as an FFI under the German IGA, it would be subject to these diligence, withholding and reporting obligations under FATCA. Prospective investors should consult their tax advisors regarding the potential impact of FATCA, the German IGA and any non-U.S. legislation implementing FATCA on the investment in the ADSs.

UNDERWRITING

BofA Securities, Inc. and Morgan Stanley & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement to be entered into among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of ADSs set forth opposite its name below:

Underwriter	Number of ADSs
BofA Securities, Inc.
Morgan Stanley & Co. LLC
Citigroup Capital Markets Inc.
Jefferies LLC
Cowen and Company, LLC
RBC Capital Markets, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs offered by us under the underwriting agreement if any of such ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ADSs, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the ADSs to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                per ADS. After the initial offering, the public offering price, concession or any other term of the offering may be changed. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters.

For reasons of German law,                 will initially subscribe for all of the new ordinary shares represented by the ADSs on behalf of the underwriters, at an issue price of €1 per share. This issue price will be credited against the amount due from the underwriters at closing. If the underwriters exercise their option to purchase additional ADSs, unless we satisfy our obligation to sell such additional ADSs on the basis of shares that we hold in treasury,                  will initially subscribe for the new ordinary shares representing such additional ADSs on behalf of the underwriters, at an issue price of €1 per share. This issue price will be credited against the amount due from the underwriters at the option closing.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ADSs.

	Per ADSs	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $                and are payable by us. We have agreed to reimburse the underwriters for certain expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                , as set forth in the underwriting agreement.

Option to Purchase Additional ADSs

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                additional ADSs at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, the members of our Management Board and Supervisory Board and certain of our other existing security holders have agreed not to sell or transfer any ordinary shares or ADSs or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares or ADSs (collectively referred to as “Lock-Up Securities”), for 90 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any Lock-Up Securities;

•	sell any option or contract to purchase any Lock-Up Securities;

•	purchase any option or contract to sell any Lock-Up Securities;

•	grant any option, right or warrant for the sale of Lock-Up Securities;

•	lend or otherwise dispose of or transfer any Lock-Up Securities;

•	request or demand that we file or make a confidential submission of a registration statement related to the Lock-Up Securities; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Lock-Up Securities whether any such swap or transaction is to be settled by delivery of Lock-Up Securities or other securities, in cash or otherwise.

These lock-up restrictions apply to Lock-Up Securities owned now or acquired later by the person executing the agreement, including such Lock-Up Securities for which the person executing the agreement has or later acquires the power of disposition.

Subject to certain conditions, the foregoing lock-up restrictions do not apply to the following transactions by members of our Management Board and Supervisory Board and certain existing security holders:

•

transfers of Lock-Up Securities (i) as a bona fide gift or gifts or for bona fide estate planning purposes, (ii) to any trust for the direct or indirect benefit of the party to the lock-up agreement or any immediate family member or to any company wholly-owned by the party to the lock-up agreement or the immediate family of such person, (iii) as a distribution to general or limited partners, members, stockholders or other equity holders of the party to the lock-up agreement, (iv) to affiliates or to any investment fund or other entity that controls or manages, or is controlled or managed by, or is under common control with, the party to the lock-up agreement, (v) by will or intestate succession upon the death of the party to the lock-up agreement or (vi) pursuant to a court or regulatory order, a qualified domestic order or in connection with a divorce settlement;

•

if the party to the lock-up agreement is a corporation, partnership, limited liability company, trust or other business entity, the distribution of Lock-Up Securities to another corporation, partnership, limited liability company, trust or affiliate, or as part of a distribution without consideration by the party to the lock-up agreement to its securityholders or partners;

•	the surrender of Ordinary Shares to the depositary or the depositary’s custodian, for the purpose of receiving an equivalent number of ADSs in lieu of such Ordinary Shares;

•

the exercise of any rights to purchase, exchange or convert any options granted to the party to the lock-up agreement pursuant to the Company’s equity incentive plans referred to in this prospectus, or other securities convertible into or exercisable or exchangeable for shares or ADSs, which other securities are described in this prospectus;

•

the transfer of Lock-Up Securities to the Company upon (i) a vesting event of any equity award granted under any equity incentive plans or stock purchase plan of the Company described in this prospectus, or (ii) upon the exercise of options by the party to the lock-up agreement, in each case, on a “net” or “cashless” exercise basis, and/or to cover tax withholding obligations of the party to the lock-up agreement;

•

transfers of Lock-Up Securities pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction, in particular pursuant to the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), in each case made to all holders of Ordinary Shares, including in the form of ADSs, involving a change of control, or the provision of an irrevocable undertaking to accept such a tender offer, merger, consolidation or similar transaction, and approved by the Company’s Supervisory Board or Management Board;

•

the sale of approximately 50% of the Ordinary Shares underlying the Share Performance Plan, as approved at the annual shareholder meeting in 2017, upon the vesting of the Share Performance Awards pursuant to the Company’s Share Performance Plan, in each of August 2021 and January 2022; and

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of our ordinary shares or ADSs, provided that such plan does not provide for the transfer of our ordinary shares and ADSs during the lock-up period.

In addition, subject to certain conditions, the foregoing lock-up restrictions do not apply to the following transactions by us:

•	the issuance of ADSs to be sold hereunder;

•	any issuance of our ordinary shares or ADSs upon the exercise of options granted under our existing share-based compensation plans;

•	the filing by us of any registration statement on Form S-8 or a successor form thereto relating to a company share plan; and

•	the issuance of any ADSs or other securities in connection with a transaction with an unaffiliated third party that includes a bona fide commercial relationship (including joint ventures, marketing or distribution arrangements, collaboration agreements or licensing agreements) or any acquisition of assets of not less than a majority or controlling portion of the equity of another entity, provided that the aggregate number of the shares issued shall not exceed more than five percent (5%) of the total number of outstanding ordinary shares immediately following the issuance and sale of the ADSs hereunder.

The foregoing description is subject to, and qualified in its entirety by reference to the full text of the lock-up agreements, the form of which is included in the underwriting agreement, with respect to us, and attached to the underwriting agreement, with respect to members of our Management Board and Supervisory Board and existing security holders, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Nasdaq Global Select Market Listing

We have applied to list our ADSs on the Nasdaq Global Select Market under the symbol “EVO.”

Our ordinary shares are traded on the Prime Standard of the Frankfurt Stock Exchange under the symbol “EVT.” On                , 2021, the last reported sale price of our ordinary shares was €                , assuming an exchange rate of $                per euro. Prior to this offering, there has been no market for our ADSs. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the trading price of our ordinary shares on the Prime Standard of the Frankfurt Stock Exchange;

•	future prospects and those of our industry in general;

•	our sales, earnings and certain other financial and operating information in recent periods; and

•	the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary discounts and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

No offer of ordinary shares or ADSs may be made to the public in any EEA Member State, other than:

(a)

to any legal entity which is a qualified investor as defined in the Regulation (EU) 2017/1129 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market and repealing Directive 2003/71/EC, or the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons per EEA Member State (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ordinary shares or ADSs shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in an EEA Member State who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” as defined in Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in an EEA Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

This prospectus has been prepared on the basis that any offer of ordinary shares or ADSs in any EEA Member State will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of securities. Accordingly any person making or intending to make an offer in an EEA Member State of ADSs which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of ordinary shares or ADSs in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any ordinary shares or ADSs in any EEA Member State means a communication to persons in any form and by any means, presenting sufficient information on the terms of the offer and the ordinary shares or ADSs to be offered, so as to enable an investor to decide to purchase or subscribe for the ordinary shares or ADSs, including any placing of ordinary shares or ADSs through financial intermediaries.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at, persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as a basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document, nor any other offering or marketing material relating to the ADSs or this offering, may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to this offering, the Company or the ADSs has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Notice to Prospective Investors in Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term, as used in this prospectus means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in the United Arab Emirates

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the ADSs is directed only at (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the sale of our ADSs in the offering. With the exception of the registration fee payable to the SEC, the filing fee payable to Nasdaq and the filing fee payable to FINRA, all amounts are estimates. We will pay all of the expenses of this offering.

Amount To Be Paid
SEC registration fee	$ *
Nasdaq listing fee	*
FINRA filing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous	*

Total	$ *

*	To be filed by amendment

LEGAL MATTERS

The validity of the ordinary shares and certain other matters of German law will be passed upon for us by Freshfields Bruckhaus Deringer Rechtsanwälte Steuerberater PartG mbB, Hamburg, Germany. Certain matters of U.S. law will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Certain matters of U.S. law and German law will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements of Evotec SE as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing. The registered business address of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft is Rothenbaumchaussee 78, 20148 Hamburg, Germany.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are incorporated and currently existing under European laws and the laws of the Federal Republic of Germany. In addition, all of the members of our Management Board and Supervisory Board reside outside of the United States and our assets and those of our non-U.S. subsidiaries are located outside of the United States. As a result, it may not be possible for investors to effect service of process in the United States on us or those persons or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the federal securities laws of the United States.

Awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany. In addition, actions brought in a German court against us or the members of our Supervisory Board and Management Board, our senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, German courts generally do not award punitive damages. An award for monetary damages under U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Germany will depend on the particular facts of the case as well as the laws and treaties in effect at the time.

Litigation in the Federal Republic of Germany is also subject to rules of procedure that differ from U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, certain members of our Management and Supervisory Boards and senior management and the experts named in this prospectus. The United States and Germany do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, though recognition and enforcement of foreign judgments in Germany is possible in accordance with applicable German laws. Even if a judgment against our company, the members of our Supervisory Board, Management Board, senior management or the experts named in this prospectus based on the civil liability provisions of U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including any amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the ADSs offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits, schedules and amendments to the registration statement. Certain information with respect to us and our ordinary shares and the ADSs is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of Evotec SE, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, together.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and members of our Management Board and Supervisory Board and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at https://www.evotec.com. The information contained on, or accessible from, or hyperlinked to our website is not a part of this prospectus and you should not consider information on our website to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Evotec SE and Subsidiaries

Consolidated interim statement of financial position as of 30 June 2021

in T€ except share data	Note reference	as of 30 June 2021	as of 31 December 2020 (audited)
ASSETS
Current assets:
— Cash and cash equivalents		382,311	422,580
— Investments		67,024	59,350
— Trade accounts receivables		77,006	79,005
— Accounts receivables from associated companies and other long-term investments		2,809	8,891
— Inventories	9	17,254	13,585
— Current tax receivables	10	19,204	21,718
— Contract assets	11	17,160	12,607
— Other current financial assets		10,368	10,704
— Prepaid expenses and other current assets	12	41,666	30,404

Total current assets		634,802	658,844

Non-current assets:
— Investments accounted for using the equity method and other long-term investments	13	175,403	58,999
— Property, plant and equipment	14	449,474	337,297
— Intangible assets, excluding goodwill	15	35,814	98,036
— Goodwill		252,961	247,370
— Deferred tax asset		26,417	24,950
— Non-current tax receivables		45,371	36,485
— Other non-current financial assets		22	22
— Other non-current assets		852	892

Total non-current assets		986,314	804,051

Total assets		1,621,116	1,462,895

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
— Current loan liabilities	16	50,000	15,392
— Current portion of lease obligations	17	13,909	14,616
— Trade accounts payable		51,363	42,549
— Provisions	18	41,524	41,848
— Contract liabilities		63,258	66,477
— Deferred income	19	15,867	4,172
— Current income tax payables		1,905	3,362
— Other current liabilities	20	9,121	20,043

Total current liabilities		246,947	208,459

Non-current liabilities:
— Non-current loan liabilities	16	318,151	331,019
— Long-term lease obligations	17	130,798	130,938
— Deferred tax liabilities		19,580	20,399
— Provisions		22,717	22,899
— Contract liabilities	21	28,067	22,437
— Deferred income		2,077	3,693
— Other non-current financial liabilities		205	205

Total non-current liabilities		521,595	531,590

Stockholders’ equity:
— Share capital1)	22	164,608	163,915
— Additional paid-in capital		1,033,670	1,030,702
— Accumulated other comprehensive income		(25,013)	(37,522)
— Accumulated deficit		(320,691)	(434,249)

Total stockholders’ equity		852,574	722,846

Total liabilities and stockholders’ equity		1,621,116	1,462,895

1)	164,608,236 and 163,914,741 shares issued and outstanding in 2021 and 2020, respectively

Evotec SE and Subsidiaries

Condensed consolidated interim income statement for the six months ended 30 June 2021 and 30 June 2020

in T€ except share and per share data	Note reference	Six months ended 30 June 2021	Six months ended 30 June 2020
Revenues from contracts with customers	8	271,302	230,989
Costs of revenue		(215,000)	(177,924)

Gross profit		56,302	53,065

Operating income (expenses)
— Research and development expenses		(35,434)	(29,796)
— Selling, general and administrative expenses		(46,383)	(36,532)
— Impairment of intangible assets		(683)	—
— Other operating income		36,179	35,099
— Other operating expenses		(1,666)	(2,919)

Total operating income (expenses)		(47,987)	(34,148)

Operating income		8,315	18,917

Non-operating income (expense)
— Interest income (expense)		(3,260)	(3,376)

— Measurement gains from investments	13	116,148	—
— Share of the result of associates accounted for using the equity method	13	(9,818)	(3,644)
— Other income from financial assets		11	37
— Foreign currency exchange gain (loss), net		3,089	(272)
— Other non-operating income (expense), net		(60)	162

Total non-operating income (expense)		106,110	(7,093)

Income before taxes		114,425	11,824
— Current tax income (expense)		(3,432)	(4,427)
— Deferred tax income (expense)		1,724	(138)

Total taxes		(1,708)	(4,565)

Net income		112,717	7,259

thereof attributable to:
Shareholders of Evotec SE		112,717	7,259

Weighted average shares outstanding		164,209,236	150,931,547

Net income per share (basic)		0.69	0.05

Net income per share (diluted)		0.69	0.05

Evotec SE and Subsidiaries

Consolidated interim statement of comprehensive income (loss) for the six months ended 30 June 2021 and 30 June 2020

in T€	Six months ended 30 June 2021	Six months ended 30 June 2020
Net income	112,717	7,259

Accumulated other comprehensive income
Items which are not re-classified to the income statement
— Remeasurement of defined benefit obligation	495	—

Items which have to be re-classified to the income statement at a later date
— Foreign currency translation	12,449	(11,133)
— Revaluation and disposal of investments	(435)	(217)

Other comprehensive income (loss)	12.509	(11,350)

Total comprehensive income (loss)	125,226	(4,091)

Evotec SE and Subsidiaries

Condensed consolidated interim statement of cash flows for the six months ended 30 June 2021 and 30 June 2020

in T€	Note reference	Six months ended 30 June 2021	Six months ended 30 June 2020
Cash flow from operating activities:
— Net income		112,717	7,259
— Adjustments to reconcile net income to net cash provided by operating activities		(72,100)	35,144
— Change in assets and liabilities		488	(49,374)

Net cash provided by (used in) operating activities		41,105	(6,971)

Cash flow from investing activities:
— Purchase of current investments		(19,993)	(34,108)
— Purchase of investments in associated companies and other long-term investments	13	(13.595)	(16,147)
— Purchase of property, plant and equipment		(72,573)	(28,714)
— Issue of convertible loan		(2,959)	—
— Proceeds from sale of current investments		12,663	25,817

Net cash used in investing activities		(96,457)	(53,152)

Cash flow from financing activities:
— Proceeds from option exercise		693	547
— Proceeds from loans		22,141	16,605
— Repayment lease obligation		(9,897)	(8,421)
— Repayment of loans		(480)	(810)

Net cash provided by financing activities		12,457	7,921

Net decrease in cash and cash equivalents		(42,895)	(52,202)

— Exchange rate difference		2,626	(396)
— Cash and cash equivalents at beginning of period		422,580	277,034

Cash and cash equivalents at end of the period		382,311	224,436

Evotec SE and Subsidiaries

Interim consolidated statement of changes in stockholders’ equity of the six months ended 30 June 2021 and 30 June 2020

	Share capital			Income and expense recognized in other comprehensive income
in T€ except share data	Shares	Amount	Additional paid-in capital	Foreign currency translation	Re- valuation reserve	Accumu- lated deficit	Total stock- holders’ equity
Balance at 1 January 2020	150,902,578	150,903	786,865	(24,127)	4,565	(441,177)	477,029
— Exercised stock options	547,341	547	—	—	—	—	547
— Stock option plan	—	—	2,559	—	—	—	2,559
— Deferred and current tax on future deductible expenses	—	—	—	—	—	35	35
Other comprehensive income		—	—	(11,133)	(217)	—	(11,350)
Net income for the period		—	—	—	—	7,259	7,259

Total comprehensive income (loss)		—	—	(11,133)	(217)	7,259	(4,091)

Balance at 30 June 2020	151,449,919	151,450	789,424	(35,260)	4,348	(433,883)	476,079

Balance at 1 January 2021	163,914,741	163,915	1,030,702	(41,782)	4,260	(434,249)	722,846

— Exercised stock options	693,495	693	—	—	—	—	693
— Stock option plan	—	—	2,968	—	—	—	2,968
— Deferred tax on future deductible expenses	—	—	—	—	—	841	841
Other comprehensive income		—	—	12,449	60	—	12,509
Net income for the period		—	—	—	—	112,717	112,717

Total comprehensive income (loss)		—	—	12,449	60	112,717	125,226

Balance at 30 June 2021	164,608,236	164,608	1,033,670	(29,333)	4,320	(320,691)	852,574

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of Evotec have been prepared in accordance with IAS 34 on interim reporting in conjunction with International Financial Reporting Standards (IFRS) and their interpretations as issued by the International Accounting Standards Board (IASB). The interim consolidated financial statements have been prepared on cost basis, except for derivative financial instruments, which are measured at fair value as well as investments accounted for at fair value through other comprehensive income (equity) and long-term investments accounted for at fair value through profit and loss. The accounting policies used to prepare interim information are the same as those used to prepare the audited consolidated financial statements for the year ended 31 December 2020. Income tax income and expense is recognized in interim periods based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The interim consolidated financial statements do not include all of the information and footnotes required under IFRS for complete financial statements according to IAS 1. As a result, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 31 December 2020. In the opinion of the management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included.

2. Impact of the COVID-19 Pandemic

The global COVID-19 pandemic only slightly impacted the business of Evotec. COVID-19-related delays of project execution within EVT Innovate still lead to lower milestone revenues. Additionally, Evotec as a precaution increased its inventory level to be prepared for any delivery delays.

3. Principles of consolidation

Evotec SE founded in the first half of the year Just – Evotec Biologics EU, France. The new fully consolidated company will be initiating in the second half of the year the construction of its J.POD® 2 EU biologics manufacturing facility at Evotec’s Campus Curie in Toulouse, France. J.POD® 2 EU, Evotec’s second innovative cGMP biomanufacturing facility, will employ Just – Evotec Biologics’ cutting-edge technology that utilizes small, automated, highly intensified and continuous bioprocessing operations housed inside autonomous cleanrooms.

4. Use of estimates

In the interim condensed consolidated financial statements for the six months ended 30 June 2021, the Company has used the same estimation processes as those used to prepare the audited consolidated financial statements for the year ended 31 December 2020.

Estimates and assumptions are reviewed on an ongoing basis. Actual results can differ from these estimates.

5. Recent pronouncements, adopted for the first time in 2021

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Companies annual consolidated financial statements for the year ended 31 December 2020.

6. Recent pronouncements, not yet adopted

For information about the recent pronouncements please refer to the consolidated financial statements for the year 2020.

7. Segment information

EVT Execute and EVT Innovate have been identified by the Management Board as operating segments. EVT Execute includes mainly fee-for-service and FTE-rate arrangements where our customers own the intellectual property, whereas EVT Innovate comprises of internal R&D activities as well as services and partnerships that originate from these R&D activities where we typically own or co-own intellectual property with our strategic partners. Management does not allocate assets and liabilities to segments. Intersegment revenues are valued with a price comparable to other third-party revenues. The evaluation of each operating segment by the management is performed on the basis of revenues and adjusted EBITDA. EBITDA is defined as earnings before interest, taxes, depreciation, and amortization of intangibles. Adjusted EBITDA excludes contingent considerations, income from bargain purchase and impairments on goodwill, other intangible and tangible assets as well as the total non-operating result.

Revenues from recharges, previously shown in the column “Recharges” and not allocated to the segments, are allocated to the segments EVT Execute and EVT Innovate. The prior period had been restated. In the first half of 2021 revenues from recharges to customers amount to 15,544 T€ (H1 2020: 9,218 T€) whereof 14,790 T€ is allocated to EVT Execute (H1 2020: 8,568 T€) and 754 T€ is allocated to EVT Innovate (H1 2020: 650 T€).

The segment information for the first six months of 2021 is as follows:

in T€	EVT Execute	EVT Innovate	Intersegment eliminations	Evotec Group
Revenues	213,998	57,304	–	271,302
Intersegment revenues	65,543	–	(65,543)	–
Costs of revenue	(226,540)	(47,965)	59,505	(215,000)

Gross profit				56,302

Operating income and (expenses)
— Research and development expenses	(986)	(40,486)	6,038	(35,434)
— Selling, general and administrative expenses	(37,171)	(9,212)	–	(46,383)
— Impairment of intangible assets	–	(683)	–	(683)
— Other operating income	12,928	23,251	–	36,179
— Other operating expenses	(1,561)	(105)		(1,666)

Total operating income (expenses)				(47,987)

Operating income (loss)				8,315
— Interest result				(3,260)
— Measurement gains from investments				116.148
— Share of the loss of associates accounted for using the equity method				(9,818)
— Other income (expense) from financial assets, net				11
— Foreign currency exchange gain (loss), net				3,089
— Other non-operating income (expense), net				(60)

Income before taxes				114,425
Adjusted EBITDA	51,886	(15,698)		36,188

Additional Segment Information in T€	EVT Execute	EVT Innovate
Depreciation of tangible assets	21,028	1,623
Amortization of intangible assets	6,387	41

The adjusted EBITDA for the first six months 2021 is derived from operating income (expense) as follows:

in T€	Evotec Group
Operating income (expense)	8,315
plus depreciation of tangible assets	22,651
plus amortization of intangible assets	6,428
Plus impairment of intangible assets	683

plus change in contingent consideration (earn-out)	(1,889)

Adjusted EBITDA	36,188

The segment information for the first six months of 2020 is as follows:

in T€	EVT Execute	EVT Innovate	Intersegment eliminations	Evotec Group
Revenues (restated)	185,713	45,276	—	230,989
Intersegment revenues	51,047	—	(51,047)	—
Costs of revenue (restated)	(180,576)	(43,742)	46,394	(177,924)

Gross profit				53,065

Operating income and (expenses)
— Research and development expenses	(2,586)	(31,863)	4,653	(29,796)
— Selling, general and administrative expenses	(29,745)	(6,787)	—	(36,532)
— Other operating income	10,238	24,861	—	35,099
— Other operating expenses	(2,103)	(816)		(2,919)

Total operating income (expenses)				(34,148)

Operating income (loss)				18,917
— Interest result				(3,376)
— Share of the loss of associates accounted for using the equity method				(3,644)
— Other income (expense) from financial assets, net				37
— Foreign currency exchange gain (loss), net				(272)
— Other non-operating income (expense), net				162

Income before taxes				11,824
Adjusted EBITDA	58,245	(10,977)		47,268

in T€	EVT Execute	EVT Innovate
Depreciation of tangible assets	19,264	1,952
Amortization of intangible assets	6,993	142

The adjusted EBITDA for the first six months of 2020 is derived from operating income (expense) as follows:

in T€	Evotec Group
Operating income (expense)	18,917
plus depreciation of tangible assets	21,216
plus amortization of intangible assets	7,135

plus change in contingent consideration (earn-out)	—

Adjusted EBITDA	47,268

8. Revenues from contracts with customers

The following schedule shows a breakdown of the revenue Evotec recognized from contracts with customers for the first six months of 2021:

in T€	EVT Execute	EVT Innovate	Evotec Group
Revenues from contracts with customers
Service fees and FTE-based research payments	196,453	54,230	250,683
Recharges	14,790	754	15,544
Compound access fees	978	—	978
Milestone fees	1,777	2,320	4,097

Total	213,998	57,304	271,302

Timing of revenue recognition
At a certain time	16,567	3,074	19,641
Over a period of time	197,431	54,230	251,661

Total	213,998	57,304	271,302

Revenues by region
USA	109,651	33,274	142,925
Germany	7,169	11,686	18,855
France	8,324	6,559	14,883
United Kingdom	44,515	2,661	47,176
Rest of the world	44,339	3,124	47,463

Total	213,998	57,304	271,302

The following schedule shows a breakdown of the revenue Evotec recognized from contracts with customers for the first six months of 2020:

in T€	EVT Execute	EVT Innovate	Evotec Group
Revenues from contracts with customers
Service fees and FTE-based research payments	174,210	44,626	218,836
Recharges	8,568	650	9,218
Compound access fees	731	—	731
Milestone fees	2,204	—	2,204

Total	185,713	45,276	230,989

Timing of revenue recognition
At a point in time	2,204	—	2,204
Over time	183,509	45,276	228,785

Total	185,713	45,276	230,989

Revenues by region
USA	84,906	23,253	108,159
Germany	11,495	10,499	21,994
France	12,816	7,931	20,747
United Kingdom	40,811	2,798	43,609
Others	35,685	795	36,480

Total	185,713	45,276	230,989

9. Inventories

Increase in Inventories is still driven by assumption of cost effects for Brexit and the COVID-19 pandemic. The main materials in Inventories are consumables, cell culture medias and purification resins.

10. Current tax receivables

The decrease in current tax receivables as of 30 June 2021 compared to 31 December 2020 relates mainly to payments received in Italy, for tax development programmes in the context of qualifying research and development expenses offset by increased receivables relating to similar programmes in United Kingdom.

11. Contract assets

Contract assets consist entirely of assets resulting from customer contracts. The increase of contract assets as of 30 June 2021 compared to 31 December 2020 is primarily due to a strong revenue month of June at the Verona site.

12. Prepaid expenses and other current assets

Prepaid expenses and other current assets as of 30 June 2021 increased compared to 31 December 2020 primarily due to prepayments made in the beginning of the year for the full year.

13. Investments accounted for using the equity method and other investments

The movement of the period of the investments accounted for using the equity method and other investments consist of the following:

in T€	30 June 2021	31 Dec 2020
Investments accounted for using the equity method	15,391	39,710
Investments	160,012	19,289

	175,403	58,999

The development of financial assets accounted for using the equity method in the first half of 2021 is shown below.

in T€	Exscientia Ltd.	Breakpoint Therapeutics GmbH	Insignificant investments	Total
Beginning of the period	21,040	1,918	16,752	39,710
Additions	—	2,200	2,762	4,962
Loss of the period	(1,577)	(1,838)	(6,403)	(9,818)
Discontinue use of equity method	(19,463)	—	—	(19,463)

End of the period 30 June 2021	—	2,280	13,111	15,391

The significant change in financial assets accounted for using the equity method compared to 31 December 2020, arose from the investment in Exscientia Ltd. Exscientia Ltd. has completed two significant financing rounds in the first half of 2021, in which Evotec did not participate. As a result, the shareholding changed from 20.23% to 14.84%. As a consequence of the change in the investment approach, the investment in Exscientia Ltd. is no longer accounted for using the equity method, but is measured at fair value in accordance with IFRS 9. This change in accounting and the following financing rounds resulted in a level 2 fair value adjustment of € 116.1 m.

The adjustment results from the higher valuation of the underlying shares in the context of the last financing round. The Group has measured the value per share based on the sales of shares in Exscientia Ltd. made in the last financing round. This financing round was primarily with unrelated third parties to

Exscientia and Evotec. Against this background, the Group considers the price resulting from the financing round to be the fair value.

The significant addition in the first six months of 2021 relates to further investment in Breakpoint Therapeutics GmbH, Hamburg, DE in the amount of € 2.2 m.

The development of investments in the first half of 2021 measured at fair value in accordance with IFRS 9 is shown below:

in T€	30 June 2021	31 Dec 2020
Beginning of the period	19.289	11,462
Additions from the acquisition of shares	5,112	6,327
Additions due to discontinuation of the use of equity method	19,463	—
Adjustments at fair value affecting profit and loss	116,148	1,500

End of the period	160,012	19,289

14. Property, plant and equipment

The increase of € 112.2 m in property, plant and equipment as of 30 June 2021 compared to 31 December 2020 mainly relates to a transaction accounted for as an exchange; accordingly, a reclassification of € 56.2 million was made from intangible assets excluding goodwill to property, plant and equipment. At the end of June 2021 GlaxoSmithKline S.p.A (GSK) sold the R&D site in Verona, Italy to Evotec for a purchase price of € 1 and in exchange for the termination of a long-life rent agreement which was granted by GSK to Evotec in 2010 for the site (Comodato). The agreement granted Evotec free use and occupation of the R&D site in Verona, Italy up to 2060, which had been accounted for as a favorable contract.

Further additions of € 44.4 million relate to the construction of the J.POD® production facility in Redmond, Washington.

15. Intangible assets, excluding goodwill

The decrease in intangible assets, excluding goodwill of € 62.2 m to € 35.8 m as of 30 June 2021 mainly relates to the selling of the Comodato (Favorable Contract) in exchange for the R&D site in Verona, Italy. For further information see note 14. Property, plant and equipment.

16. Current and non-current loan liabilities

The increase in short- and long-term loan liabilities of € 21.7 m to € 368.2 m mainly relates to the drawdown of the final trances of the KfW/IKB R&D loans and a new long-term innovation loan.

17. Current and non-current lease liabilities

Short- and long-term lease obligations decreased year-on-year as regular loan repayments exceeded additions.

18. Current provisions

The slight decrease in current provisions as of 30 June 2021 in comparison with 31 December 2020 mainly relates to the payment of bonus 2020 in the first quarter 2021 and to a release of earn-out provisions (see note 23 Fair Values) which is partly offset by the bonus provision for the first six months 2021 and an increase in the provision for accrued vacation.

19. Current deferred income

The increase in current deferred income as of 30 June 2021 in comparison with 31 December 2020 mainly relates to reimbursements received of capital expenditure ($ 11.3 m) in context of the construction of the J.POD® production facility in Redmond, Washington by the U.S. Department of Defense (“DOD”). The DOD awarded Just –Evotec Biologics an agreement worth $ 28.6 m for the production of monoclonal antibodies for use in the development of a treatment and prophylaxis for COVID-19. Under the agreement, the DOD will have access to future biomanufacturing capacity over a period of seven years in the J.POD® production facility.

20. Other current liabilities

Other current liabilities decreased from € 20.0 m as of 31 December 2020 to € 9.1 m as of 30 June 2021 by € 10.9 m mainly due to payments with regard to investments.

21. Non-current contract liabilities

Non-current contract liabilities increased to € 28.1 m (31 December 2020: € 22.4 m) mainly relating to additional upfront payments in the first half of 2021 from BMS/Celgene and Takeda Pharmaceuticals.

22. Stock-based compensation

In the first six months ending 30 June 2021 160,048 Share Performance and Restricted Share Awards from the total granted 375,475 Share Performance and Restricted Share Awards were given to the members of the Management Board. During the first half of 2021, 693,495 shares were issued through the exercise of Share Performance Awards which increased the stockholder’s equity.

23. Fair values

Cash and cash equivalents, trade accounts receivable, contract assets, other current financial assets, current loan liabilities, trade accounts payable, current contract liabilities, non-current contract liabilities and other current financial liabilities are classified at amortized cost and approximate their carrying amounts. Non-current loan liabilities are classified at amortized cost (30 June 2021: T€318,151 and

31 December 2020: T€331,019) for which the fair value was at 30 June 2021: T€326,666 and at 31 December 2020: T€347,890 and based on level 3 in the fair value hierarchy. The fair values of financial assets and liabilities, other than classified at amortized cost, together with the carrying amounts shown in the balance sheet as of 30 June 2021 and 31 December 2020 are as follows:

		30 June 2021			31 December 2020
in T€	Classification according to IFRS 9	Carrying amount	Fair value	Fair value hierarchy level	Carrying amount	Fair value	Fair value hierarchy level
— Investments	Fair value through other comprehensive income	67,024	67,024	Level 1	59,350	59,350	Level 1
— Long-term investments	Fair value through profit and loss	160,012	160,012	Level 3	19,289	19,289	Level 3
— Derivative financial instruments	Fair value through profit and loss	(881)	(881)	Level 2	3,343	3,343	Level 2
— Contingent consideration	Fair value through profit and loss	(4,944)	(4,944)	Level 3	(6,381)	(6,381)	Level 3

The following tables allocate financial assets and financial liabilities as of 30 June 2021 and 31 December 2020, respectively to the three levels of the fair value hierarchy as defined in IFRS 13:

	30 June 2021
in T€	Level 1	Level 2	Level 3	Total
Assets at fair value through other comprehensive income	67,024	—	—	67,024
Assets at fair value through profit and loss		135,611	24,401	160,012
Liabilities at fair value through other comprehensive income	—	—	—	—

Liabilities at fair value through profit and loss	—	(881)	(4,944)	(5,825)

	31 December 2020
in T€	Level 1	Level 2	Level 3	Total
Assets at fair value through other comprehensive income	66,158	—	—	66,158
Assets at fair value through profit and loss	—	3,343	19,289	22,632
Liabilities at fair value through other comprehensive income	—	—	—	—

Liabilities at fair value through profit and loss	—	—	(6,381)	(6,381)

The following tables show the movement of the fair values at level 3 for the six months ended 30 June 2021 and the financial year 2020, respectively:

in T€	Other investments	Contingent consideration
Balance at 01 Jan 2021	19,289	(6,381)
Exchange rate difference	—	(78)
Addition	5,112	(445)
Additions due to discontinuation of the use of equity method	19,463	—
Net income/expense effected	116,148	1,960

Balance at 30 Jun 2021	160,012	(4,944)

in T€	Other investments	Contingent consideration
Balance at 01 Jan 2020	11,462	(4,265)
Exchange rate difference	—	324
Addition	6,327	(2,941)
Consumption	—	—
Net income/expense effected	1,500	501

Balance at 31 Dec 2020	19,289	(6,381)

The levels of the fair value hierarchy and its application to Evotec’s financial assets and financial liabilities are described below:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: Inputs for the asset or liability that are not based on observable market data.

24. Related party transactions

Except for the transactions described in Evotec’s Annual Report 2020 Note (32) on page 127, no other material transactions with related parties were entered into in the first six months of 2021.

25. Subsequent Events

No events occurred between June 30, 2021 and management’s approval of these interim financial statements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Evotec SE

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Evotec SE and subsidiaries (the Company) as of December 31, 2020 and 2019 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2014.

Hamburg, Germany

July 9, 2021, except for Note 4, to which the date is August 19, 2021

EVOTEC SE AND SUBSIDIARIES

Consolidated statements of financial position as of 31 December 2020 and 31 December 2019

in T€ except share data	Note reference	as of 31 Dec 2020	as of 31 Dec 2019
ASSETS
Current assets:
Cash and cash equivalents	6	422,580	277,034
Investments	6	59,350	42,988
Trade accounts receivables	7	79,005	82,251
Accounts receivables from associated companies and other long-term investments		8,891	1,365
Inventories	8	13,585	10,749
Current tax receivables		21,718	22,777
Contract assets	9	12,607	11,451
Other current financial assets		10,704	1,640
Prepaid expenses and other current assets	10	30,404	19,275

Total current assets		658,844	469,530

Non-current assets:
Investments accounted for using the equity method and other long-term investments	11	58,999	41,229
Property, plant and equipment	12, 13	337,297	239,229
Intangible assets, excluding goodwill	14	98,036	116,994
Goodwill	15	247,370	255,919
Deferred tax asset	20	24,950	34,330
Non-current tax receivables	16	36,485	22,718
Other non-current financial assets		22	23
Other non-current assets		892	940

Total non-current assets		804,051	711,382

Total assets		1,462,895	1,180,912

See accompanying notes to consolidated financial statements.

in T€ except share data	Note reference	as of 31 Dec 2020	as of 31 Dec 2019
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current loan liabilities	17	15,392	6,343
Current portion of lease obligations	13	14,616	14,388
Trade accounts payable		42,549	31,319
Provisions	18	41,848	33,150
Contract liabilities	19	66,477	71,067
Deferred income		4,172	2,338
Current income tax payables		3,362	7,305
Other current financial liabilities		0	190
Other current liabilities		20,043	12,855

Total current liabilities		208,459	178,955

Non-current liabilities:
Non-current loan liabilities	17	331,019	324,886
Long-term lease obligations	13	130,938	117,482
Deferred tax liabilities	20	20,399	21,199
Provisions	18	22,899	22,538
Contract liabilities	19	22,437	33,785
Deferred income		3,693	5.038
Other non-current financial liabilities		205	0

Total non-current liabilities		531,590	524,928

Stockholders’ equity:
Share capital1)	22	163,915	150,903
Additional paid-in capital		1,030,702	786,865
Accumulated other comprehensive income		(37,522)	(19,562)
Accumulated deficit		(434,249)	(441,177)

Equity attributable to shareholders of Evotec SE		722,846	477,029

Non-controlling interest		0	0

Total stockholders’ equity		722,846	477,029

Total liabilities and stockholders’ equity		1,462,895	1,180,912

1)	163,914,741 and 150.902.578 shares issued and outstanding in 2020 and 2019, respectively

See accompanying notes to consolidated financial statements.

EVOTEC SE AND SUBSIDIARIES

Consolidated income statements for the years ended 31 December 2020 and 2019

in T€ except share and per share data	Note reference	Year ended 31 Dec 2020	Year ended 31 Dec 2019
Revenues from contracts with customers	23	500,924	446,437
Costs of revenue		(375,181)	(313,546)

Gross profit		125,743	132,891

Operating income and (expenses)
Research and development expenses	24	(63,945)	(58,432)
Selling, general and administrative expenses	25	(77,238)	(66,546)
Impairment of intangible assets	14	(3,244)	(10,272)
Impairment of goodwill		0	(1,647)
Other operating income	26	72,175	76,498
Other operating expenses		(4,968)	(9,898)

Total operating income and (expenses)		(77,220)	(70,297)

Operating income		48,523	62,594

Non-operating income (expense)
Interest income		1,339	2,232
Interest expense		(8,465)	(7,456)
Measurement gains from investments	11	1,500	80
Share of the result of associates accounted for using the equity method	11	(10,434)	(2,210)
Other income from financial assets		70	32
Other expense from financial assets		(43)	0
Foreign currency exchange gain (loss), net		(6,935)	1,220
Other non-operating income		683	234
Other non-operating expense		(431)	(164)

Total non-operating income (expense)		(22,716)	(6,032)

Income before taxes		25,807	56,562

Current tax expense	21	(12,065)	(12,628)
Deferred tax income (expense)	21	(7,490)	(6,706)

Total taxes		(19,555)	(19,334)

Net income		6,252	37,228

thereof attributable to:
Shareholders of Evotec SE		6,252	38,072
Non-controlling interest		0	(844)

Weighted average shares outstanding		153,752,241	149,725,607

Net income per share (basic)		0.04	0.25
Net income per share (diluted)		0.04	0.25

See accompanying notes to consolidated financial statements.

EVOTEC SE AND SUBSIDIARIES

Consolidated statements of comprehensive income for the years ended 31 December 2020 and 2019

in T€	Note reference	Year ended 31 Dec 2020	Year ended 31 Dec 2019
Net income		6,252	37,228
Accumulated other comprehensive income
Items which are not re-classified to the income statement
Remeasurement of defined benefit obligation	30	(580)	(1,047)
Taxes	20	149	(525)

Items which have to be re-classified to the income statement at a later date
Foreign currency translation		(17,655)	9,075
Revaluation and disposal of investments		126	135

Other comprehensive income		(17,960)	7,638

Total comprehensive income		(11,708)	44,866

Total comprehensive income attributable to:
Shareholders of Evotec SE		(11,708)	45,710
Non-controlling interest		0	(844)

See accompanying notes to consolidated financial statements.

EVOTEC SE AND SUBSIDIARIES

Consolidated statements of cash flows for the years ended 31 December 2020 and 2019

in T€	Note reference	Year ended 31 Dec 2020	Year ended 31 Dec 2019
Cash flows from operating activities:
Net income		6,252	37,228
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property, plant and equipment	12	42,122	36,456
Amortization of intangible assets	14	13,936	12,349
Depreciation of current assets		160	1,254
Impairment of intangible assets	14	3,244	10,272
Impairment of goodwill	15	0	1,647
Stock compensation expense		5,285	3,649
Non-cash foreign exchange loss	21	0	59
Interest income/expense		6,269	5,224
Loss on sale of financial assets		43	0
Gain on sale of financial assets		(70)	(32)
Share of the result of associates accounted for using the equity method	11	17,274	2,210
Adjustment of acquisition costs of associates accounted for using the equity method	11	(6,839)	0
Fair value adjustments on long-term investments	11	(1,500)	(80)
Loss on sale of property, plant and equipment		50	139
Gain on sale of property, plant and equipment		(51)	0
Deferred tax expense (benefit)	20	7,490	6,706
Decrease (increase) in:
Accounts receivables	7	(4,178)	(32,475)
Inventories	8	(3,631)	(1,364)
Other assets		(25,851)	(5,059)
Other tax assets		(13,836)	(16,856)
Increase (decrease) in:
Accounts payable		2,165	(2,029)
Contract liabilities and deferred income	19	(14,618)	(14,684)
Provisions	18	4,912	3,955
Current income taxes payable		15,486	12,349
Other liabilities		2,677	(12,622)
Cash received during the year for:
Interest		1,191	827
Taxes		11,428	6.911
Cash paid during the year for:
Interest		(3,465)	(4,490)
Taxes		(21,224)	(9,328)

Net cash provided by operating activities		44,721	42,216

See accompanying notes to consolidated financial statements.

in T€	Note reference	Year ended 31 Dec 2020	Year ended 31 Dec 2019
Cash flows from investing activities:
Purchase of current investments		(70,932)	(25,010)
Purchase of investments in affiliated companies net of cash acquired		(10,929)	(40,297)
Purchase of investments in associated companies and other long-term investments	11	(22,703)	(11,699)
Purchase of property, plant and equipment	12	(99,072)	(31,322)
Purchase of intangible assets	13	0	(583)
Issue of convertible loan		(6,242)	0
Payment of subsequent contingent considerations		0	(149)
Proceeds from sale of current investments		54,789	22,426

Net cash used in investing activities		(155,089)	(86.634)

Cash flows from financing activities:
Proceeds from capital increase	22	249,972	0
Proceeds from option exercise		1,592	1,901
Proceeds from loans		21,539	292,305
Repayment of lease obligation		(20,174)	(12,904)
Repayment of loans		(6,520)	(70,039)

Net cash provided by (used in) financing activities		246,409	211,263

Net increase (decrease) in cash and cash equivalents		136,041	166,845

Exchange rate difference		9,505	1,134
Cash and cash equivalents at beginning of year		277,034	109,055

Cash and cash equivalents at end of the year		422,580	277,034

Supplemental schedule of non-cash activities:
Additions to leases		68,044	7,545

See accompanying notes to consolidated financial statements.

EVOTEC SE AND SUBSIDIARIES

Consolidated statements of changes in stockholders’ equity for the years ended 31 December 2020 and 2019

		Share capital			Income and expense recognized in other comprehensive income
in T€ except share data	Note reference	Shares	Amount	Additional paid-in capital	Foreign currency translation	Revaluation reserve	Accumulated deficit	Stockholders’ equity attributable to shareholders of Evotec SE	Non-controlling interest	Total stockholders’ equity
Balance at 01 January 2019		149,062,794	149,063	783,154	(33,202)	6,002	(481,013)	424,004	876	424,880

Exercised stock options	22	1,839,784	1,840	61	—	—	—	1,901	—	1,901
Stock option plan	21	—	—	3,650	—	—	—	3,650	—	3,650
Capital increase of subsidiary with non-controlling interest		—	—	—	—	—	—	—	(32)	(32)
Deferred and current tax on future deductible expenses		—	—	—	—	—	1,764	1,764	—	1,764
Other comprehensive income					9,075	(1,437)	—	7,638	—	7,638
Net income for the period					—	—	38,072	38,072	(844)	37,228

Total comprehensive income (loss)					9,075	(1,437)	38,072	45,710	(844)	44,866

Balance at 31 December 2019		150,902,578	150,903	786,865	(24,127)	4,565	(441,177)	477,029	—	477,029

Capital increase	22	11,478,315	11,478	238,495	—	—	—	249,973	—	249,973
Exercised stock options	22	1,533,848	1,534	58	—	—	—	1,592	—	1,592
Stock option plan	21	—	—	5,284	—	—	—	5,284	—	5,284
Deferred tax on future deductible expenses		—	—	—	—	—	676	676	—	676
Other comprehensive income					(17,655)	(305)	—	(17,960)	—	(17,960)
Net income for the period					—	—	6,252	6,252		6,252

Total comprehensive income					(17,655)	(305)	6,252	(11,708)	—	(11,708)

Balance at 31 December 2020		163,914,741	163,915	1,030,702	(41,782)	4,260	(434,249)	722,846	—	722,846

See accompanying notes to consolidated financial statements.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

(1) Business description and basis of presentation

Evotec SE, Essener Bogen 7, Hamburg, Germany and subsidiaries (“Evotec” or the “Company”) is a drug discovery and development company, continuously driving innovative approaches to develop new pharmaceutical products through discovery alliances and development partnerships with leading pharma and biotechnology companies as well as academic institutions, patient advocacy groups and venture capital partners. Evotec is a worldwide operation, offering high-quality, independent and integrated solutions in drug discovery and development to its customers. Thereby, Evotec covers all activities from target to clinical development. Evotec is positioned in key therapeutic areas such as neuronal diseases, diabetes and complications of diabetes, pain, inflammation, oncology, infectious diseases, respiratory and fibrosis, rare diseases and women’s health.

Evotec was founded on 08 December 1993 as EVOTEC BioSystems GmbH and is listed on Frankfurt Stock Exchange, Segment Prime Standard, under the trading symbol “EVT” since 10 November 1999.

The Company is registered under the company name Evotec SE with place of business in Hamburg in the Commercial Registry of Hamburg with HRB 68223. On 01 April 2019, Evotec AG was renamed Evotec SE.

All amounts in the notes are shown in thousands of Euro (T€), unless indicated otherwise. The Euro is the reporting currency of the Company.

On 16 March 2021, the Management Board authorized the consolidated financial statements for the financial year 2020.

(2) Impact of the COVID-19 pandemic

In 2020, the world economy was clearly dominated by the global COVID-19 pandemic, plunging the world into the deepest recession since World War II. In 2020, economic activity in the euro area is expected to have experienced a high single-digit percentage decline. Nonetheless, the COVID-19 pandemic only slightly impacted the business of Evotec in 2020.

Throughout 2020, all Evotec sites operated without any interruptions. In the spring of 2020, the Company immediately introduced new health and safety rules, which were adjusted when the second wave of infections hit at the end of the year, to protect best Evotec employees and ensure the continuation of lab operations. Despite the difficult environment, which affected Evotec mainly between March and June 2020 and again from November, the COVID-19 pandemic has had limited adverse impact on our financial results:

Revenue from milestone payments declined compared to the prior year as certain partners experienced delays starting or continuing clinical trials. Furthermore, the introduction of shiftwork resulted in fewer billable hours in revenues. However, decreases in certain project-related costs from reduced spending on travel, training and conferences, have substantially offset any of the negative impact on the Company’s financial performance. . Additionally, Evotec precautionary increased its inventory level, to be prepared for any delivery bottlenecks (see Note 8).

The Company also assessed whether the COVID-19 pandemic should be considered a triggering event for impairment and concluded pandemic had only a minor and temporary impact on its business and therefore was not a triggering event.

(3) Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations as issued by the International Accounting Standards Board

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

(IASB). The consolidated financial statements have been prepared on the historical cost basis unless otherwise stated in the more detailed disclosures below.

The accounting policies below have been applied consistently to all periods presented in the consolidated financial statements and have been applied consistently by all entities except as explained in the Notes “Recent accounting pronouncements, not yet adopted” as well as “Changes in accounting policies and restatements” which address changes in accounting policies.

- Use of estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the reporting period as well as the disclosure of contingent assets and liabilities as of the balance sheet date of the financial year.

Main estimates and assumptions affect the following subjects:

•

Acquisitions: Assets and liabilities acquired in a business combination are initially accounted for at fair value on the acquisition date. Fair values are determined using a discounted cash flow model which relies on input parameters derived from observable market data. These parameters involve management judgment whenever no comparable market data is available. Significant input parameters used in determining the fair values are the estimated useful life of the assets identified, the long-term business plan as the basis for determining the expected cash flow from these assets and the discount rate applied (see Note 5),

•

Revenues from contracts with customers: Where we have certain fixed-price arrangements with customers, the stage of completion of performance obligations is reviewed by reference to input-based methods, such as hours delivered or full cost incurred (e.g. labor, materials and other costs) under a contract in relation to expected total hours or total costs needed to fulfil the performance obligation. Revisions made to the estimated stage of completion can result in an adjustment to revenues in the current or future financial periods (see Note 23) and

•

Impairment testing and fair values: Management has identified the discount rate as well as the growth rate in the terminal value as key assumptions that have the potential to vary and thereby cause the recoverable amount to be lower than the carrying amount. In addition, forecasted cash flows is a material assumption for determining the fair value for impairment testing with respect to CGU Aptuit Execute. Fair values for long-term investments at the time of acquisition correspond to the book value. Changes in fair value may occur due to adjusted scientific or financial plans or new financing rounds. (see Note 11, 15 and 16).

Other estimates and assumptions were exercised in the following areas:

•

Earn-out Provisions: Management estimates are made on discounted expected future cash flows. These cash flows are based on the contracts underlying the conditional consideration and the relevant project or business planning. The discount rate takes into account the risk underlying cash flows (usually weighted average cost of capital of the acquired entity). Additional non-observable input factors include, for example, marketing success probabilities. (see Notes 5 and 18),

•	Measurement of the share option plans and the Share Performance Awards: Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020 model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including risk-free interest rates and volatility measures. (see Note 21),

•

Valuation of deferred tax assets: Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the expected business performance of the relevant entity and respective business plans (see Note 20) Exercising significant influence on an investee: To determine whether an investor with minority voting rights has significant influence over an investee requires judgement, in particular regarding participation rights in significant financial and operating decisions of these entities (see Note 34d).

Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are made prospectively in the period in which the estimates are revised.

- Principles of consolidation

The consolidated financial statements include the accounts of Evotec SE and all companies which are under its control. Evotec controls an entity if it is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are included in the consolidated financial statements from the date on which control is obtained until the date Evotec’s control ceases.

If Evotec loses control over a subsidiary, all assets and liabilities of that subsidiary together with any related non-controlling interests and other equity components are derecognized. Any resulting gain or loss is recognized in the income statement. Any retained interest in the former subsidiary is measured at fair value at the time of loss of control.

All intercompany receivables, liabilities and all intercompany revenue, income, expenses and all intragroup profits or losses are eliminated in the consolidation.

- Transactions in foreign currency

The assets and liabilities including goodwill of foreign subsidiaries with functional currencies other than the Euro are translated into Euro using the respective exchange rates at the end of the reporting period, while the income statements of such subsidiaries are translated using monthly average exchange rates during the period. Gains or losses resulting from translating foreign functional currency financial statements are recognized directly in other comprehensive income and realized on termination of the respective position.

Transactions in foreign currencies are translated into the respective functional currency using the monthly foreign exchange rate. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated into the respective functional currency using the exchange rates at the end of the period. Gains or losses resulting from translating foreign currency denominated transactions into the respective functional currency are included in other non-operating income and expense or other comprehensive income.

The transaction in foreign currency included in the consolidated statement of cash flows are translated at average exchange rates during the respective period.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

- Financial instruments

A financial instrument is a contract that gives rise to a financial asset of one contract partner and a financial liability or equity instrument to the other contract partner.

Recognition of financial instruments

Initial recognition of financial instruments takes place upon conclusion of contract, with receivables, payables, cash and loans being initially recognized when originated.

Derecognition of financial instruments

Financial assets are derecognized if either the payment rights arising from the instrument have expired or substantially all risks and rewards attributable to the instrument have been transferred. Financial liabilities are derecognized if the obligations have expired or have been discharged or cancelled.

Measurement of financial instruments

At initial recognition, non-derivative financial instruments are measured at fair value. The subsequent measurement depends on the classification of the categories as defined in IFRS 9. Classification is based on two criteria: the Group’s business model for managing assets and whether the instruments’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

Non-derivative financial assets

For subsequent measurement, financial assets are categorized into either measured at amortized cost, measured at fair value through OCI or measured at fair value through P&L.

Debt instruments are held by Evotec with the intention to collect contractual cash flows (interest and principal) and to sell these debt instruments. Consequently, they are measured at fair value through OCI (see Note (17) for more details). Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

Equity instruments are measured at fair value through profit and loss. At Evotec this primarily relates to the long-term investments. For equity instruments exist a right to choose per financial instrument to classify them as at fair value through other comprehensive income. A subsequent reclassification of the cumulative amounts of the other comprehensive income to profit and loss is not possible. Evotec has decided not to exercise this right at this time.

All other non-derivative financial assets are measured at amortized cost.

Non-derivative financial liabilities

For subsequent measurement, non-derivative financial liabilities are measured at amortized cost.

Impairment of financial assets

Impairment is recognized for all financial assets not held at fair value through profit or loss and contract assets using the forward-looking expected credit loss (ECL) model. ECLs are based on the difference between

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020 the contractual cash flows due in accordance with the contract and all the cash flows that Evotec expects to receive. For trade receivables and contract assets, Evotec applies a simplified approach in calculating ECLs. Therefore, Evotec does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. See Notes (6) and (7) for details.

Offsetting financial instruments

Financials assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, Evotec has the legal right to offset the amounts and either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Derivative financial instruments and hedge accounting

Evotec uses foreign currency derivative financial instruments as well as interest swaps to hedge its exposure to foreign exchange risks and interest rate fluctuations. Derivative financial instruments are measured at fair value through P&L. For these economic hedge relationships Evotec does not apply hedge accounting under IFRS 9. Derivatives embedded in host contracts are accounted for separately if the economic characteristics and risk of the host contract and the embedded derivative are not closely related. In accordance with its treasury policy, the Company does not hold or issue derivative financial instruments for trading purposes.

Basis for determining fair values of financial instruments

The following summarizes the significant methods and assumptions used in estimating the fair values of financial instruments.

The fair value is determined by reference to the quoted bid price at the reporting date. The fair value of unquoted equity instruments or of financial assets without an active market is estimated using a valuation technique based on assumptions that are not supported by prices from observable markets.

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then the fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

The fair value of interest rate swaps is determined by reference to broker quote.

The fair value of contingent considerations arising in a business combination is calculated on the basis of discounted expected cash flows and related probabilities.

Unless otherwise reported, the fair values of financial instruments equaled the carrying amounts.

-Cash and cash equivalents

The Company considers all highly liquid short-term investments with original maturities at the date of acquisition of three months or less to be cash equivalents.

-Contract assets

A contract asset is the right to a consideration in exchange for goods or services transferred to the customer. If Evotec fulfils its contractual obligations by transferring goods or services to a customer before the customer pays the consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

-Inventories

In accordance with IAS 2, inventories are valued at the lower of cost or net realizable value, with cost being generally determined on the basis of an average method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Costs consist of purchased component costs and manufacturing costs, which are comprised of direct material and labor costs and systematic allocated costs. Costs are removed from inventories to costs of revenue based on specific identification.

-Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Property, plant and equipment acquisitions, including leasehold improvements, are recorded at cost less any vendor rebates. Leased property, plant and equipment meeting certain criteria are capitalized at the lower fair value or present value of the minimum lease payments.

Depreciation of property, plant and equipment is generally calculated using the straight-line method over the estimated useful lives of the assets. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life. The useful lives are as follows, whereas the useful lives of buildings and leasehold improvements and plant, machinery and equipment changed due to disposals in comparison to the previous year:

Buildings and leasehold improvements	1-22 years
Plant, machinery and equipment	3-12 years
Furniture and fixtures	3-10 years
Computer equipment and software	3-5 years

The depreciation period is reviewed at each balance sheet date. Differences from previous estimates are accounted for as a change in an accounting estimate in accordance with IAS 8. The change of the useful lives of plant, machinery and equipment is due to new additions to property, plant and equipment and not to changes in estimates. The costs included in property, plant and equipment related to assets under construction are not depreciated until the assets are placed into service by the Company. Upon sale or retirement, the costs and the related accumulated depreciation are removed from the respective accounts and any gain or loss is included in other operating income and expense. Maintenance and repairs of property, plant and equipment are expensed as incurred.

-Leases

Evotec as a lessee

Evotec recognizes and measures all leases (excluding short-term leases and leases of low-value assets) using a single model. The Company recognizes liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i) Right-of-use assets

Evotec recognizes right-of-use assets at the commencement date (i.e. the point in time the underlying leased asset is available for use). Right-of-use assets are measured at cost less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020 right-of-use assets include the amount of lease liabilities recognized, initial direct costs incurred and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets as follows:

Right-of use assets relating to buildings	1-20 years
Right-of use assets relating to plant and machinery	3-15 years
Right-of use assets relating to motor vehicles	3-5 years

If legal ownership of the leased asset transfers to Evotec at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the leased asset.

ii) Lease liabilities

At the commencement date of the lease, Evotec recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including insubstance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, Evotec uses an incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification to the lease, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

iii) Short-term leases and leases of low-value assets

Evotec applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Evotec also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low-value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

-Associates

Associates are entities in which Evotec has significant influence over the financial and operating policies. This influence is usually exercised through a direct or indirect share of voting power of 20% to 50%. Significant influence can also exists through a direct or indirect share of voting power of less than 20%, indicators are:

•	Representation on the board of directors and/or on the supervisory board,

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

•	(Significant) participation in operating policies, including participation in decisions about dividends of the investee,

•	Interchange of managerial personnel,

•	Material transactions between the entity and its investee,

•	Provision of essential technical information.

In case one or more of the above mentioned indicators apply, Evotec verifies if significant influence exists.

Associates are accounted for in the consolidated financial statements using the at-equity method and initially measured at cost. Subsequent to acquisition, Evotec’s share in the associate’s profit or loss is included in the consolidated income statement. Unrealized gains and losses from transactions between Evotec and its associate are recognized only to the extent of unrelated investors` interests in the associate. The share in changes in equity without impacting the income statement is included directly in consolidated equity.

The cumulative changes after the date of acquisition increase or decrease the carrying amount of the interest in the associate. If the associate’s losses attributable to Evotec equal or exceed the value of the interest in this associate, no further losses are recognized as long as no additional funding obligation exists.

Evotec promotes new, innovative business methods such as by spinning off novel treatment approaches and platforms whilst retaining an equity interest. In this scenario, Evotec acts as “operational” venture capital provider, which means that in addition to capital, it also provides execution infrastructure. Associated therewith is the risk of partially or fully impairment of the investments in the associated company due to a failure of the development of novel treatment approaches or platforms of the investee.

-Intangible assets, excluding goodwill

Intangible assets, excluding goodwill, consist of separately identified intangible assets such as developed technologies, customer related intangibles and patents, which were acquired in business combinations, purchased licenses and patents.

Intangible assets with definite useful lives are recorded at cost and are amortized using the straight-line method over the estimated useful lives of the assets. Depreciation of favorable contracts is calculated using the straight-line method over the term of the respective contracts. The useful lives are as follows:

Trademarks	2-10 years
Developed technologies	6.25-18 years
Customer related intangibles	5-8 years
Patents and licenses	15 years or shorter life
Favorable contracts	41.4 years

Developed technologies acquired in business combinations are amortized as soon as the intangible assets start to generate sustainable benefits and tested for impairment at least annually.

The amortization period is reviewed at each balance sheet date.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

-Goodwill

Goodwill recognized in a business combination according to the acquisition method is recognized as an asset. Goodwill is measured at the acquisition date as

•	the fair value of the consideration transferred; minus

•	the net recognized amount of the identifiably assets acquired and liabilities assumed at fair value.

If the net assets exceed the fair value of the consideration transferred, the income from bargain purchase is recognized in profit or loss.

-Impairment of non-financial non-current assets and goodwill

The Company reviews non-financial non-current assets (property, plant and equipment and intangible assets including goodwill) for impairment, in the respect to the recoverable amount in accordance with IAS 36. An impairment review is performed at least annually for intangible assets with indefinite useful lives, intangible assets not yet available for use and goodwill, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. In line with the Company’s policy concerning the impairment of intangible assets with indefinite useful lives and goodwill, the Company carried out an impairment test in the fourth quarter of 2020 and 2019, see Note (14) and (15).

An impairment loss is recognized if the carrying amount of an asset (or a group of assets when considering a cash-generating unit) exceeds its recoverable amount which is the higher of its fair value less costs to sell or value in use. The value in use for an asset or cash-generating unit, which is used by Evotec for the impairment testing of non-financial non-current assets and goodwill, is calculated by estimating the net present value of future cash flows arising from that asset or cash-generating unit. The discount rate used to calculate the value in use is determined to reflect the risks inherent for each asset or cash-generating unit. The evaluation of the net cash flow of the further use is based on a mid-range or where applicable long-range forecast. Management judgment is necessary to estimate discounted future cash flows.

In the exceptional case that the value in use of an asset in its current condition cannot be reliably estimated in accordance with the requirements of IAS 36, the fair value less costs of disposal is used to determine the recoverable amount. This is the case, for example, when management’s financial planning includes future cash inflows and outflows whose origination is based on a significant improvement or enhancement of the asset’s performance. Since relevant market prices are typically not available, this method is also determined on the basis of discounted future cash flows and thus unobservable input factors.

Any impairment loss is reported as a separate component of operating expenses in the consolidated income statement. An impairment of property, plant and equipment and intangible assets excluding goodwill is again reversed if there has been a change in the estimates used to determine the recoverable amount leading to an increase in value for a previously impaired asset or group of assets as one cash-generating unit. It is reversed only to the extent that the assets or the group of assets carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been previously recognized. Impairments of goodwill are not reversed.

-Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event which will result in a probable outflow of economic benefits that can be reliably estimated. The amount recognized

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020 represents the best estimate of the settlement amount of the present obligation as of the balance sheet date. Non-current provisions are discounted applying a risk adjusted market interest rate. Expected reimbursements of third parties are not offset, but recorded as a separate asset if it is highly probable that the reimbursements will be received.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from such a contract are lower than the unavoidable expenses of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected expenses of terminating the contract and the expected net expense of continuing with the contract. Before a provision is established, Evotec recognizes any impairment expense on the assets associated with that contract.

-Pension and similar obligations

The Company’s net obligation for defined benefit and other postretirement benefit plans have been calculated using the projected unit credit method. Actuarial gains and losses are recognized in other comprehensive income.

Service and interest costs for pensions and other postretirement obligations are recognized as an expense in the operating result.

The Company’s obligations for contributions to defined contribution plans are recognized as expense in the income statement.

-Contract liabilities

A contract liability is the obligation of Evotec to transfer goods or services to a customer for which Evotec has received a consideration (or an amount of consideration is due) from the customer. If a customer pays the consideration before Evotec transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when Evotec fulfils its contractual obligation.

-Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized net of tax as a deduction from equity.

The Company applies the regulations of IAS 32 in accounting for treasury shares. When ordinary shares recognized as equity are reacquired, the amount of the consideration paid for those treasury shares is recognized as a deduction from equity. If treasury shares are subsequently sold or granted, the proceeds will be recognized net of tax as an increase in equity.

-Stock options and Share Performance Awards

The Company applies the regulations of IFRS 2 with regard to the accounting for options granted under its stock option plans and under its Share Performance Plan. All plans are settled in shares, only Evotec has the choice to settle in cash. Compensation cost from the issuance of employee and Management Board stock options is measured using the fair value method at the grant date and is charged straight-line to expense over the service period in which the employee or member of the Management Board renders services. This is also the case for the grant of Share Performance Awards to employees and to members of the Management Board. In case the estimates regarding the achievement of the key performance indicators change, the fair value of Share Performance Awards is adjusted as long as it is not a share price-based indicator.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

-Revenues from contracts with customers

Revenue is recognized when the control over separable services or research services is transferred to the customer and the customer therefore has the ability to direct the use and obtain substantially all of the remaining benefits from these services, provided that a contract with enforceable rights and obligations exists and that collectability of consideration is probable. The Company assesses collectability based on a number of factors, including past transaction history with the customer and the customer’s credit-worthiness.

The Company has entered into multiple-element contracts and thoroughly determined whether the different revenue-generating elements are sufficiently separable and whether there exists sufficient evidence of their fair values to separately account for some or all of the individual elements of the contracts. Only if an element is considered to meet these criteria it represents a separate unit of accounting. When allocating the transaction price to individual performance components, Evotec uses in particular FTE-rates as indicator of the fair value of these components. Payment terms typically stipulate payments in 30 to 60 days after invoice receipt.

Evotec’s revenues include service fees, FTE-based research payments revenue for delivered goods and deliverable kind of services, compound access fees as well as milestone fees, licenses and royalties.

Service fees, FTE-based research payments as well as deliverable kind of services

Revenues generated from service contracts or FTE-based research contracts or deliverable kind of services are recognized as the services are rendered. Evotec applies an input-based method to measure the progress of completion of its performance obligations. In rare cases and only for specific contracts, output-based methods are applied whenever the contract warrant such measurement. Payments for those services are generally paid in full or in parts in advance and recorded as contract liability. Contract assets are recognized in case Evotec’s progress of completion of its performance obligations exceeds the amount of the payments received. Those contracts may also contain variable compensation, which Evotec only includes in the transaction price when it becomes highly probable that such payments will be received. This is rarely the case upon contract inception or in early stages of contracts, owing to the nature of the services.

Recharges

Revenues from recharges of costs are recognized over the period in which the costs occur. Payments are received thereafter.

Compound access fees

Revenue from compound access fees is recognized pro rata over the related forecasted service period. Payments for compound access fees are generally paid in full or in parts in advance and recorded as contract liability until earned.

Milestone fees

Revenue contingent upon the achievement of certain milestones is recognized in the period the milestone is successfully achieved. This occurs when the Company’s contract partner agrees that the requirements stipulated in the agreement have been met. Under IFRS 15, earlier recognition carries an increased risk of revenue corrections required and hence Evotec refrains from an earlier recognition. Payments of milestone fees are received after the milestone is successfully achieved.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

Licenses

Revenue from the sale of licenses is recognized at the date of the sale. Revenue from out-licensing in combination with a collaboration is realized pro rata over the collaboration period. Payments from the sale of licenses are received on the day of the sale or thereafter.

Royalties

Revenue from royalties, which are dependent on other company’s respective product sales, is recognized in the period in which the royalty report or the payment is received. Payments are received either on the same day as the royalty report or thereafter. Royalties are typically contract components with a variable consideration which will as mentioned above only be realized as revenues when it is highly probable that the consideration will be received.

Main assumptions

Identifying performance obligations, allocating the transaction price and determining the stage of completion of contracts with service fees, FTE-based research payments as well as deliverable kind of services:

Evotec performs research and development services for a variety of customers under contractual arrangements. When performance obligations are individually capable of being distinct and distinct in the context of the contract, Evotec allocates the transaction price to distinct performance obligations on the basis of relative stand-alone selling prices of the obligations.

Primarily, contracts for research and development services often contain a large amount of individual services, may trigger upfront payments to partially or fully cover the entire transaction price and are concluded for the overall purpose of identifying new research results. The Group has determined that services under such contracts are integrated and qualify as one performance obligation. When other distinct services are included in those type of contracts, Evotec allocates the transaction price on the basis of relative stand-alone selling prices of the obligations. Such fixed-price arrangements are recognized over time as the respective performance obligation is fulfilled. Evotec applies an input-based method to measure the progress of completion of its performance obligations such as hours delivered or full cost incurred (e.g. labor, materials and other costs) under a contract in relation to expected total hours or total costs needed to fulfil the performance obligations. For each contract, Evotec selects the input-based method that most faithfully depicts the transfer of services stated in the contract. In rare cases and only for specific contracts, output-based methods are applied whenever the contract warrants such measurement.

Determining method to estimate variable compensation and assessing the constraint:

Certain customer contracts contain success-based variable compensation for research services and other contingent payments. The contingency often relates to few and specific research services, therefore, Evotec determines the most likely amount payable under the contract. In addition, Evotec assesses whether a constraint exists in reference to revenue recognition for such variable compensation. Based on Evotec’s historical experience and due to the inherent risk of research, success-based variable compensation is not included in the transaction price upon inception of a contract , but is included when the contingent events occur or become highly probable.

-Research and development

Research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.

Development activities relate to a plan or design for substantially improved products and processes. Development expenses are capitalized only if they can be measured reliably, the product or process is technically feasible, future economic benefits are probable and Evotec has the intention and resources to complete

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020 development and use or sell it. Cost capitalized comprise costs of material and employee services and other directly attributable expenses. Due to the high uncertainty associated with development activities in the pharmaceutical sector the precondition for the capitalization of development expenses is generally not fulfilled. Evotec did not capitalize any development costs in 2020 and 2019, respectively.

Research and development projects that are acquired in a business combination are capitalized at fair value when those research and development projects are expected to generate probable future economic benefits to the Company. Research and development costs acquired in a business combination are not regularly amortized until they are sustainably generating benefits.

The Company has received grants and fundings in the amount of T€ 328 (2019: T€ 88) from government authorities as well as private foundations for the support of specific research and development projects. These grants are linked to projects. The grants are recognized as a reduction mainly of research and development expense when they are received. No grants were received for capitalized development expenditures.

Under the terms of the grants, governmental agencies and private foundations generally have the right to audit qualifying expenses submitted by the Company.

-Other operating income

Evotec receives tax credits from tax development programmes in the context of qualifying research and development expenses in different jurisdictions. Such tax refunds regularly result in amounts which can be offset against taxable income, so as to provide a partial or full relief from tax or other payments to fiscal authorities. Evotec determined that under its significant tax development programmes, the feature of the credit is provided in a way which allows either offsetting against taxable income or instead, when insufficient taxable profits are available, direct reimbursement and payment in cash. In addition, the tax development programmes are provided for specific activities, often limited to specific research and development expenses. As such, Evotec accounts for such tax development programmes as other operating income and does not account for such income as tax income or offsets tax credits from income tax expense. In 2020, the amount of R&D tax credits accounted for as other operating income was T€ 25,266 (2019: T€ 28,227).

In certain cases Evotec recharges costs to third parties. The income from those recharges are recognized in other operating income when it is a direct reimbursement of costs. This is the case for the reimbursements of Sanofi in the context of the take-over of current expenses of the sites in Toulouse and Lyon. There is no underlying direct exchange of services for this income and therefore a recognition as revenues is not suitable. The relating expenses are recognized in other operating expenses as well as in research and development expenses.

-Interest income and expense

Interest is recorded as expense or income in the period to which it relates. All interest income and expense including the unwind of the discount on contingent considerations are recognized in the income statement using the effective interest rate method.

Evotec considers assets with a construction term over 12 months as qualifying assets. For the purpose of determining the amount of borrowing eligible for capitalization when funds are borrowed for general purposes, the Group computes a weighted average cost of borrowing, which is then applied to qualifying assets as a capitalization rate.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

-Income taxes

Income taxes comprise the current taxes on income in the individual countries as well as the deferred taxes. Income taxes are recorded in the income statement except to the extent they relate to a business combination, or for those items recorded directly in equity or other comprehensive income.

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group generates taxable income. The tax rates for domestic companies are 27-32% and for foreign companies 19-31%.

Deferred tax

Deferred tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred taxes are recognized for all taxable temporary differences, except:

•	Temporary differences arising on the initial recognition of goodwill,

•

temporary differences on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss,

•

temporary differences relating to investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Future tax rate changes are taken into account if, in the scope of a legislative procedure, substantial prerequisites for its future applicability are met.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the income taxes relate to the same taxable entity and the same taxation authority.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction to goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognized in profit or loss.

Tax exposures

In determining the amount of current and deferred tax Evotec takes into account the impact of uncertain tax positions and whether additional taxes and interest maybe due. This assessment relies on estimates and assumptions and may involve a series of judgement about future events. New information may become available that forces the Company to change its judgement regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expenses in the period in which such determination is made.

-Net income per share

The undiluted results per share is calculated by dividing the net income (loss) by the weighted average number of ordinary shares outstanding for the period, excluding common stock equivalents.

The weighted average number of ordinary shares are calculated as follows:

	2020	2019
	Shares in thousands	Shares in thousands
Issued ordinary shares 01 January	150,902	149,063
Treasury shares 01 January	(250)	(250)
Effect of weighted average share capital increase	2,509	—
Effect of weighted average share options exercised	591	913

Weighted average number of ordinary shares 31 December	153,752	149,726

Diluted net income per share is computed by dividing the net income attributable to shareholders of Evotec SE, by the weighted-average number of ordinary shares and share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, stock options and Share Performance Awards are considered to be common stock equivalents and are only included in the calculation of diluted net income per share when their effect is dilutive. In 2020, the number of potentially dilutive shares to be issued from stock options and Share Performance Awards amounted to 1,172,673 (2019: 1,799,458). For calculating the diluted net result per share the resulting dilutive shares are included from the beginning of the period.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

-First time adoption of new accounting standards in the financial year 2020

Standards/Interpretation		Effects
IFRS 3	Clarification, that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs.	Effect by determining if a business was acquired

IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform A number of reliefs, which apply to all hedging relationships that are directly affected by interest benchmark reform.	No effects

IAS 1 and IAS 8	New definition of the key term “material”, that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”	No effects

IFRS 16

COVID-19-Related Rent Concessions:

The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic.

No effects

Conceptual Framework	The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards.	No effects

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

-Recent accounting pronouncements, not yet adopted

The following standards and interpretations published by the IASB are not yet mandatory because the date of their first mandatory application has not yet been reached and are also not adopted by the Evotec at an early stage:

Standards/Interpretation		Mandatory application	Expected Effect
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

Interest Rate Benchmark Reform—Phase 2:

Modification of financial assets, financial liabilities and leasing liabilities, requirements regarding accounting and disclosure of hedging relationships under application of IFRS 7

		1 Jan 2021	No material effects

IFRS 16	COVID-19-Related Rent Concessions beyond 30 June 2021—Amendment to IFRS 16	1 April 2021	No material effects

IFRS 3	Replacement a reference to the Framework for the Preparation and Presentation of Financial Statements, without significantly changing its requirements.	1 Jan 2022	No effects

IAS 16	Change in accounting of proceeds before intended use.	1 Jan 2022	No effects

IAS 37	Specification which costs an entity needs to include when assessing whether a contract is onerous or loss making.	1 Jan 2022	No material effects

IFRS 9	Clarification with regard to fees in the 10 per cent test for derecognition of financial liabilities.	1 Jan 2022	No effects

IAS 1	In the future, only “material” accounting policies are displayed in the notes	1 Jan 2023	Effects are still being analyzed

IAS 8	Clarification to help entities to distinguish between accounting policies and accounting estimates.	1 Jan 2023	No material effects

IFRS 17	New accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure.	1 Jan 2023	Effects are still being analyzed

IAS 1	Change in classification of liabilities as current or non-current	1 Jan 2023	No effects

IAS 8	Definition of Accounting Estimates—Amendments to IAS 8	1 Jan 2023	Effects are still being analyzed

IAS 1	Disclosure of Accounting Policies—Amendments to IAS 1 and IFRS Practice Statement 2	1 Jan 2023	Effects are still being analyzed

(4) Segment information

EVT Execute and EVT Innovate were identified by the Management Board as operating segments. EVT Execute includes mainly fee-for-service and FTE-rate arrangements where our customers own the intellectual property, whereas EVT Innovate comprises of internal R&D activities as well as services and partnerships that originate from these R&D activities where we typically own or co-own intellectual property with our strategic partners. The responsibility for EVT Execute was allocated to the COO, Dr. Craig Johnstone, while the responsibility for EVT Innovate was allocated to the CSO, Dr. Cord Dohrmann. Management does not allocate

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020 assets and liabilities to segments. Intersegment revenues are valued with a price comparable to other third-party revenues. The evaluation of each operating segment is performed on the basis of revenues and adjusted EBITDA. Revenues in the segments consist of revenues from contracts with customers. Management had previously excluded recharges from the segments; however in 2021, management changed its presentation of segment information to include recharges in the segments and the amounts of segment revenues and costs of revenues below have been restated accordingly. In 2020, revenues from recharges to customers amounted to T€21,835 (2019: T€14,503) whereof T€20,728 is allocated to EVT Execute (2019: T€13,761) and T€1,107 is allocated to EVT Innovate (2019: T€ 742). Adjusted EBITDA, the segment result, excludes non-operating income (expense) as well as the adjustments detailed in the reconciliation below.

The segment information for the financial year 2020 is as follows:

in T€	EVT Execute	EVT Innovate	Intersegment eliminations	Evotec Group
Revenues (restated)	394,094	106,830	—	500,924
Intersegment revenues	115,776	—	(115,776)	—
Costs of revenue (restated)	(382,921)	(97,606)	105,346	(375,181)

Gross profit				125,743

Operating income and (expenses)
Research and development expenses	(4,449)	(69,926)	10,430	(63,945)
Selling, general and administrative expenses	(61,786)	(15,452)	—	(77,238)
Impairment of intangible assets	—	(3,244)	—	(3,244)
Other operating income	20,792	51,383	—	72,175
Other operating expenses	(4,177)	(791)	—	(4,968)

Total operating income and (expenses)				(77,220)

Operating income (loss)				48,523
Interest result				(7,126)
Measurement gains from investments				1,500
Share of the loss of associates accounted for using the equity method				(10,434)
Other income (expense) from financial assets, net				27
Foreign currency exchange gain (loss), net				(6,935)
Other non-operating income (expense), net				252

Income before taxes				25,807
Adjusted EBITDA	129,281	(22,660)		106,621

Additional Segment Information in T€	EVT Execute	EVT Innovate
Depreciation of tangible assets	39,332	2,791
Amortization of intangible assets	13,654	283

The adjusted EBITDA for the financial year 2020 is derived from operating income (loss) as follows:

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

in T€	Evotec Group
Operating income	48,523
plus depreciation of tangible assets	42,123
plus amortization of intangible assets	13,937
plus impairment of intangible assets	3,244
plus change in contingent consideration (earn-out)	(1,206)

Adjusted EBITDA	106,621

The reduction in adjusted EBITDA is mainly due to lower milestone payments due to COVID-19-related delays of projects to 2021, the expiry of Sanofi payments for the Toulouse site from the second quarter of 2020 and the loss of R&D tax credits due to changes in law in Italy.

The segment information for the financial year 2019 is as follows:

in T€	EVT Execute	EVT Innovate	Intersegment eliminations	Evotec Group
Revenues (restated)	351,366	95,071	—	446,437
Intersegment revenues	82,698	—	(82,698)	—
Costs of revenue (restated)	(324,616)	(62,418)	73,488	(313,546)

Gross profit				132,891

Operating income and (expenses)
Research and development expenses	(2,144)	(65,498)	9,210	(58,432)
Selling, general and administrative expenses	(52,524)	(14,022)	—	(66,546)
Impairment of intangible assets	—	(10,272)	—	(10,272)
Impairment of goodwill	—	(1,647)	—	(1,647)
Other operating income	30,845	45,653	—	76,498
Other operating expenses	(8,818)	(1,080)	—	(9,898)

Total operating income and (expenses)				(70,297)

Operating income				62,594
Interest result				(5,224)
Measurement gains from investments				80
Share of the loss of associates accounted for using the equity method				(2,210)
Other income (expense) from financial assets, net				32
Foreign currency exchange gain (loss), net				1,220
Other non-operating income				70

Income before taxes				56,562
Adjusted EBITDA	122,507	636		123,143

Additional Segment Information in T€	EVT Execute	EVT Innovate
Depreciation of tangible assets	33,589	2,867
Amortization of intangible assets	12,111	283

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

The adjusted EBITDA for the financial year 2019 is derived from operating income (loss) as follows:

in T€	Evotec Group
Operating income	62,594
plus depreciation of tangible assets	36,456
plus amortization of intangible assets	12,349
plus impairment of intangible assets	10,272
plus impairment of goodwill	1,647
plus change in contingent consideration (earn-out)	(175)

Adjusted EBITDA	123,143

Non-current assets as of 31 December can be analyzed as follows:

	2020	2019
	T€	T€
Germany	101,926	81,898
Italy	189,351	193,231
United Kingdom	202,980	189,720
France	93,812	88,011
USA	144,820	95,755
Switzerland	13,879	15,119
Austria	2,853	0
Netherlands	1,986	1,833
Canada	1,935	0

	753,541	665,567

(5) Acquisitions

Effective 02 July 2019, Evotec acquired 100% of the shares in Just Biotherapeutics Ltd., Seattle, USA (Just). With this acquisition, Evotec is able to extend the offer of cutting-edge “machine learning”-technologies and flexible approaches for the design and manufacture of biologics.

The purchase price amounted to T€ 51,123 in cash, increased by a possible performance-based component (earn-out) as contingent consideration in the additional amount of T€ 3,882. At the date of the acquisition, the earn-out was determined on the basis of the discounted expected future cash flows. At the acquisition date, the maximum potential earn-out payment (before discounting and success rates) amounts to T€ 31,192. As of 31.12.2019, the earn-out provision is T€ 3,906.

In the financial year 2020 the earn-out provision developed as follows:

Contingent consideration
T€
Balance as of 01 January 2020	(3,906)
Exchange rate differences	327
Additions	0
Consumptions	0
Net income/expense	366

Balance as of 31 December 2020	(3,213)

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

The customer list was recognized at the fair value of T€ 5,326, which was determined on the basis of discounted cash flow models. For the developed technologies, an adjustment to the fair value in the amount of T€ 9,465, also determined on the basis of discounted cash flow models, was recognized at the acquisition date. This acquisition results in a goodwill of T€ 30,911 allocated to the Execute segment.

The fair value of the remaining assets and liabilities acquired, primarily working capital and property, plant and equipment was determined on the basis of the net book values at the date of acquisition. Net book value approximates the fair value of working capital due to the short-term nature of such balances. Net book value of property, plant and equipment approximates fair value due to the nature of right of use assets under lease which were under market conditions as well as management’s assessment of condition of other property and equipment which was being maintained and depreciated over appropriate and customary terms.

The net income of Evotec for the financial year 2019 includes a net loss of T€ 1,186 and revenues from contracts with customers of T€ 16,104 from the acquisition of Just. If this acquisition had taken place on 01 January 2019, Evotec would have shown revenues from contracts with customers of T€ 459,331 and a net income of T€ 31,121. Transaction costs incurred in the amount of T€ 787 were recognized through profit or loss as selling, general and administrative expenses in 2019. This acquisition has been allocated to the Execute segment.

Below is a breakdown of the fair values of Just at the date of acquisition:

02 July 2019
T€	Fair value
Cash and cash equivalents	10,826
Trade accounts receivables	3,795
Inventories	3,694
Prepaid expenses and other current assets	1,047
Property, plant and equipment	32,186
Developed technologies	9,465
Customer list	5,326
Lease liabilities	(17,112)
Trade accounts payable	(1,961)
Contract liabilities	(5,736)
Deferred income	(5,984)
Other current liabilities	(9,118)
Deferred tax liabilities	(2,334)

Net assets acquired	24,094
Goodwill	30,911

Cost of acquisition	55,005
Less contingent consideration	(3,882)
Less cash and cash equivalents acquired	(10,826)

Cash outflow from acquisition	40,297

Main estimates and assumptions

• Input parameters used in determining fair value

Significant input parameters used in determining the fair values are the estimated useful life of the assets identified, the long-term business plan as the basis for determining the expected income from these assets and the

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020 discount rate used to discount the future cash flows of individual assets. In the financial year 2019, period-specific post-tax discount rates between 9.89% and 10.67% were used in the acquisition of Just Biotherapeutics.

• Allocating goodwill to cash-generating units

Goodwill from business combinations is allocated to cash-generating units based on how the units will benefit from the synergies of the combination. Determining if and to which extent the units will benefit from the combination is subject to estimates, such as the long-term budget. The allocated goodwill will be subject to impairment testing on the level of the cash-generating unit or group of cash-generating units to which it was allocated as further disclosed in Note 15 Goodwill. Because input parameters for impairment testing may vary between different cash-generating units or group of cash-generating units, the allocation of goodwill also impacts subsequent measurements.

(6) Cash and cash equivalents and investments

Included in investments are corporate bonds, which are reported at fair value. The corporate bonds and similar instruments are classified as measured at fair value through OCI. As of 31 December 2020, unrealized gains in the amount of T€ 51 (31 December 2019: gains of T€ 76) were recognized in other comprehensive income relating to those assets. In the course of managing liquidity, Evotec is investing in deposits with maturities beyond three months which are also included in investments. The deposits are measured at amortized costs.

Based on the expected credit loss an allowance of T€ 139 has been recognized as of 31 December 2020 (31 December 2019: T€ 41).

As of 31 December 2020, T€ 416 of the cash balances with credit institutions were pledged as collateral (31 December 2019 T€ 416).

(7) Trade accounts receivables

The expected credit loss allowance as of 31 December 2020 and 2019 amounts to T€ 782 and T€ 672, respectively. This allowance represents a partly write-down of the respective receivables. There are no use restrictions on trade accounts receivable.

	31 Dec 2020	31 Dec 2019
	T€	T€
Not past due	54,855	60,673
Bad debt not past due	(2)	(6)
Past due 0-30 days	13,284	7,906
Bad debt 0-30 days	(9)	(15)
Past due 31-120 days	5,489	7,676
Bad debt 31-120 days	(60)	(64)
More than 120 days	6,159	6,668
Bad debt more than 120 days	(711)	(587)

Total trade accounts receivables	79,005	82,251

As of 31 December 2020 an allowance of T€ 332 (31 December 2019: T€ 13) has been recognized due to expected bad debt losses. The allowance has been determined with estimated, expected failure rates between 0.004% and 5.114% (31 December 2019: 0.01% and 0.048%) and is included in the allowance.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

(8) Inventories

Inventories consist of the following:

	31 Dec 2020	31 Dec 2019
	T€	T€
Raw materials	13,306	9,804
Work-in-progress	279	945

Total inventories	13,585	10,749

Increase in raw materials is mainly driven by the assumption of costs effects for Brexit and COVID-19 pandemic. The main materials in the raw materials are consumables, cell culture medias and purification resins.

Allowances on inventories exist at the balance sheet date T€ 428 (31 December 2019: T€ 431) and are included in the table above.

(9) Contract assets

Contract assets completely consist of assets resulting from customer contracts.

(10) Prepaid expenses and other current assets

Prepaid expenses as of 31 December 2020 mainly relate to payments for licenses and other IT-related prepayments, maintenance as well as prepayments for insurance premiums. The other current assets mainly comprise VAT-related receivables of T€ 14,657 (31 December 2018: T€ 6,287).

	31 Dec 2020	31 Dec 2019
	T€	T€
Prepaid expenses	9,258	9,166
Other	21,146	10,109

Total prepaid expenses and other current assets	30,404	19,275

(11) Investments accounted for using the equity method and other long-term investments

Investments accounted for using the equity method and other long-term investments consist of the following:

	31 Dec 2020	31 Dec 2019
	T€	T€
Investments accounted for using the equity method	39,710	29,767
Investments	19,289	11,462

	58,999	41,229

The development of financial assets accounted for using the equity method in the financial year 2020 is shown below. Individually insignificant shares in companies accounted for using the equity method were

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020 presented in aggregate, provided that at the balance sheet date the equity book value did not exceed € 10 million or Evotec’s share of earnings in the result was less than € 3 million in the company’s profit or loss.

in T€	Exscientia Ltd.	NephTera GmbH	Breakpoint Therapeutics GmbH	Insignificant investments	Total
Balance at 01 January 2020	16,236	0	5,900	7,631	29,767
Acquisition	9,194	14	0	11,170	20,378
Net income from 01 Jan.—31 Dec.	(4,390)	(3,378)	(3,982)	(5,524)	(17,274)
Adjustments at fair value, affecting net income	0	3,850	0	2,989	6,839

Net book value 31 December 2020	21,040	486	1,918	16,266	39,710

in T€	Exscientia Ltd.	NephTera GmbH	Breakpoint Therapeutics GmbH	Insignificant investments	Total
Balance at 01 January 2019	18,399	0	0	4,168	22,567
Acquisition	0	0	1,900	7,510	9,410
Net income from 01 Jan.—31 Dec.	(2,163)	0	(1,542)	(4,047)	(7,752)
Adjustments at fair value, affecting net income	0	0	5,542	0	5,542

Net book value 31 December 2019	16,236	0	5,900	7,631	29,767

The effective adjustment at fair value in 2020 in the amount of T€ 6,839 relates in the amount of T€ 3,850 to the investment in NephThera GmbH and in the amount of T€ 2,989 to the investment in Curexsys GmbH. The shareholdings were acquired, inter alia, through contribution in kind. The difference between the acquisition cost and the fair value of the identified assets and liabilities of the investments was recognized in the balance of the shares of independent owners at the time of acquisition.

The following table shows further financial information of the significant investments:

	Exscientia Ltd.*	NephTera GmbH	Breakpoint Therapeutics GmbH
2020	T€	T€	T€
Current assets	75,882	3,683	4,229
Non-current assets	11,306	0	4
Current liabilities	20,854	413	664
Non-current liabilities	0	0	0
Revenues from 01 Jan to 31 Dec	10,786	0	0
Net result from 01 Jan to 31 Dec	(21,935)	(6,755)	(8,231)

*	Net result included prior year adjustment T€ 2,165

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

	Exscientia Ltd.	NephTera GmbH	Breakpoint Therapeutics GmbH
2019	T€	T€	T€
Current assets	41,415	0	12,290
Non-current assets	7,234	0	6
Current liabilities	77	0	496
Non-current liabilities	0	0	0
Revenues from 01 Jan to 31 Dec	10,139	0	0
Net result from 01 Jan to 31 Dec	(9,315)	0	(3,195)

The development of investments measured at fair value in accordance with IFRS 9 is shown below:

Investments

	2020	2019
	T€	T€
Balance at 01 January 2020	11,462	6,396
Acquisition	6,327	4,986
Adjustments at fair value, affecting net income	1,500	80

Net book value 31 December 2020	19,289	11,462

Investments were tested for fair value once a year. A change of a main investor resulted in an investment revaluation of T€ 1,500 (31 December 2020: T€80). For the financial year 2020 no further adjustments at fair value revaluations needed.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

(12) Property, plant and equipment

The development of property, plant and equipment in 2020 and 2019 is shown in the following tables.

	2020
	T€
	Buildings and leasehold improvements	Plant, machinery and equipment	Furniture and fixtures	Purchased software	Assets under construction	Total
Acquisition and manufacturing costs
Amount beginning of the year	172,259	143,208	17,734	4,637	12,577	350,415
Foreign currency translation	(4,617)	(3,403)	(406)	(90)	1,077	(7,439)
Additions	87,540	28,622	5,087	1,236	63,034	185,519
Business combination	—	—	—	—	—	0
Disposals	40,564	3,405	867	311	1,469	46,616
Reclass	437	3,202	315	110	(4,064)	0

Amount end of the year	215,055	168,224	21,863	5,582	71,155	481,879

Depreciation, amortization and write-downs
Amount beginning of the year	28,526	69,140	10,113	3,407	—	111,186
Foreign currency translation	755	744	(341)	(5)	—	1,153
Additions	17,412	19,649	4,144	917	—	42,122
Disposals	6,465	2,241	862	311	—	9,879
Recluses	244	(244)	—	—	—	0

Amount end of the year	40,472	87,048	13,054	4,008	0	144,582

Net book value
Amount beginning of the year	143,733	74,068	7,621	1,230	12,577	239,229

Amount end of the year	174,583	81,176	8,809	1,574	71,155	337,297

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

	2019
	T€
	Buildings and leasehold improvements	Plant, machinery and equipment	Furniture and fixtures	Purchased software	Assets under construction	Total
Acquisition and manufacturing costs
Amount beginning of the year	138,650	115,467	12,077	3,764	6,241	276,199
Foreign currency translation	3,275	2,786	511	52	304	6,928
Additions	9,738	16,129	5,019	652	6,869	38,407
Business combination	21,532	9,040	139	160	1,315	32,186
Disposals	1,070	2,036	120	9	70	3,305
Reclass	134	1,822	108	18	(2,082)	—

Amount end of the year	172,259	143,208	17,734	4,637	12,577	350,415

Depreciation, amortization and write-downs
Amount beginning of the year	10,996	53,571	6,502	2,555	—	73,624
Foreign currency translation	997	1,758	363	39	—	3,157
Additions	16,588	15,701	3,348	819	—	36,456
Disposals	55	1,890	100	6	—	2,051

Amount end of the year	28,526	69,140	10,113	3,407	—	111,186

Net book value
Amount beginning of the year	127,654	61,896	5,575	1,209	6,241	202,575

Amount end of the year	143,733	74,068	7,621	1,230	12,577	239,229

The increase in property, plant and equipment in the amount of T€ 98,068 to T€ 337,297 is mainly due to an increase in assets under construction in the amount of T€ 58,578. The construction of the first J.POD®, a late-stage clinical and commercial manufacturing facility for biologics in Redmond, Washington progressed well and is due to the increase in assets under construction.

Buildings and leasehold improvements increased by T€ 30,850 from T€ 143,733 to T€ 174,583. On 1 July 2020, Evotec acquired the Biopark by Sanofi SAS in Toulouse from Sanofi, including all land and buildings of the former Sanofi site. The purchase price amounted T€ 19,290. Until 1 July 2020 Evotec rented the Biopark from Sanofi and accounted a Right of use asset in the amount of T€ 28,600 and a lease obligation T€ 29,244. The disposal resulted in a gain of T€ 644, shown under other operating income.

All other additions to buildings and leasehold improvements included right of use buildings and leasehold improvements see Note 13.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

(13) Leases

Set out below are the carrying amounts of right-of use assets recognized and the movements during the period. The carrying amounts of right of use assets are included in “Property, plant and equipment” (note 12) in the consolidated balance sheet.

	2020
	T€
	Right of use Buildings and leasehold improvements	Right of use Plant, machinery and equipment	Right of use Furniture and fixtures	Total
Acquisition and manufacturing costs
Amount beginning of the year	136,158	10,475	465	147,098
Foreign currency translation	(3,410)	(6)	—	(3,416)
Additions	66,270	1,710	64	68,044
Business combination	—	—	—	—
Disposals	40,564	3,797	—	44,361

Amount end of the year	158,454	8,382	529	167,365

Depreciation, amortization and write-downs
Amount beginning of the year	13,702	2,914	110	16,726
Foreign currency translation	(374)	4	—	(370)
Additions	14,306	1,692	37	16,035
Disposals	6,465	671	—	7,136

Amount end of the year	21,169	3,939	147	25,255

Net book value
Amount beginning of the year	122,456	7,561	355	130,372

Amount end of the year	137,285	4,443	382	142,110

	2019
	T€
	Right of use Buildings and leasehold improvements	Right of use Plant, machinery and equipment	Right of use Furniture and fixtures	Total
Acquisition and manufacturing costs
Amount beginning of the year	111,505	9,783	233	121,521
Foreign currency translation	2,277	106	6	2,389
Additions	7,107	213	226	7,546
Business combination	16,276	373	—	16,649
Disposals	1,007	—	—	1,007

Amount end of the year	136,158	10,475	465	147,098

Depreciation, amortization and write-downs
Amount beginning of the year	—	1,560	—	1,560
Foreign currency translation	345	89	3	437
Additions	13,356	1,265	107	14,728
Disposals	(1)	—	—	(1)

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

	2019
	T€
	Right of use Buildings and leasehold improvements	Right of use Plant, machinery and equipment	Right of use Furniture and fixtures	Total
Amount end of the year	13,702	2,914	110	16,726

Net book value
Amount beginning of the year	111,505	8,223	233	119,961

Amount end of the year	122,456	7,561	355	130,372

Right of use buildings and leasehold improvements increased from T€ 130,372 to T€ 142,110 by T€ 11,738. The additions to the rights of use of buildings and leasehold improvements in the amount of T€ 66,270 include facility investments in laboratory and office extensions, especially at the locations Abingdon (UK), Redmond (USA) and Göttingen (Germany).

The disposals of rights of use of buildings and leasehold improvements in the amount of T€ 40,564 are mainly related to the acquisition of the land and buildings of the Biopark by Sanofi, for further information see “12 property, plant and equipment”.

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2020	2019
	T€	T€
Amount beginning of the year	131,870	118,831
Foreign currency translation	(4,126)	(4,159)
Additions	67,842	10,349
Business combination	—	17,112
Disposals	32,983	—
Accretion of interest	3,125	2,641
Payments	20,174	12,904

Amount end of the year	145,554	131,870

The lease liabilities are due as follows:

	31. Dec 20	31. Dec 19
	T€	T€
Current portion of lease obligations	14,616	14,388
Long-term lease obligations	130,938	117,482

	145,554	131,870

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

The following amounts are recognized in profit and loss:

	2020	2019
	T€	T€
Depreciation expense of right-of-use assets	16,035	14,728
Interest expense on lease liability	3,125	2,641
Expense relating to short-term leases	807	106
Expense relating to leases of low-value assets	33	185

Total amount recognized in profit and loss	20,000	17,660

The Group’s cash outflows for leases amounted to €21,014 in 2020 (2019: €15,545). Future cash outflows for leases that have not yet begun are set out in the explanation “(31) Liability and other financial obligations”.

(14) Intangible assets, excluding goodwill

The development of intangible assets in 2020 and 2019 is shown in the following tables.

	2020
	T€
	Patents and licenses	Developed technology	Customer related	Trademarks	Favorable contracts	Total
Acquisition and manufacturing costs
Amount beginning of the year	10,784	99,591	68,590	6,539	62,033	247,537
Foreign currency translation	0	(746)	(943)	0	0	(1,689)
Additions	2	0	0	0	0	2
Business combination	0	0	0	0	0	0
Disposals	14	0	0	0	0	14

Amount end of the year	10,772	98,845	67,647	6,539	62,033	245,836

Depreciation, amortization and write-downs
Amount beginning of the year	6,559	88,498	28,283	3,628	3,575	130,543
Foreign currency translation	0	(36)	113	0	0	77
Additions	292	1,810	9,390	946	1,498	13,936
Disposals	0	0	0	0	0	0
Impairment	3,244	0	0	0	0	3,244

Amount end of the year	10,095	90,272	37,786	4,574	5,073	147,800

Net book value
Amount beginning of the year	4,225	11,093	40,307	2,911	58,458	116,994

Amount end of the year	677	8,573	29,861	1,965	56,960	98,036

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

	2019
	T€
	Patents and licenses	Developed technology	Customer related	Trademarks	Favorable contracts	Total
Acquisition and manufacturing costs
Amount beginning of the year	9,981	88,680	61,967	6,539	62,033	229,200
Foreign currency translation	—	1,446	1,297	—	—	2,743
Additions	583	—	—	—	—	583
Business combination	220	9,465	5,326	—	—	15,011
Disposals	—	—	—	—	—	—

Amount end of the year	10,784	99,591	68,590	6,539	62,033	247,537

Depreciation, amortization and write-downs
Amount beginning of the year	6,309	76,121	19,316	2,388	2,077	106,211
Foreign currency translation	—	1,234	476	—	—	1,710
Additions	250	871	8,491	1,240	1,498	12,350
Disposals	—	—	—	—	—	0
Impairment	—	10,272	—	—	—	10,272

Amount end of the year	6,559	88,498	28,283	3,628	3,575	130,543

Net book value
Amount beginning of the year	3,672	12,559	42,651	4,151	59,956	122,989

Amount end of the year	4,225	11,093	40,307	2,911	58,458	116,994

The favorable contracts resulted from the acquisition of the 100% shares in the Aptuit Group in August 2017 and will be depreciated over the term of 41.4 years.

In the financial year 2020, rights and licenses were impaired in the amount of T€ 3,244. This impairment concerned the rights to future sales of Haplogen GmbH, Vienna. The value adjustment is due to the fact that Haplogen GmbH, Vienna has lost a significant financing partner, so that the further development of the underlying projects is no longer assured.

During the financial year 2019, an impairment of developed technologies from the acquisition of Renovis Inc., San Francisco was identified. The program was terminated in the second quarter of 2019 and the relating technologies in the amount of T€ 10,272 fully written down. This was allocated to the Innovate segment.

(15) Goodwill

The Company has tested the cash-generating units for impairment on the annual designated test date in the fourth quarter 2020 based on the net book values as of 30 September 2020. The impairment tests are based on discounted cash flow models.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

With respect to the development of goodwill please refer to the following detailed schedules.

	OAI/Evotec International Execute	OAI/Evotec International Innovate	Aptuit Execute	Evotec (München) Execute	Evotec (US) Execute	Just Execute	Total
	T€	T€	T€	T€	T€	T€	T€
01 January 2020	75,098	9,194	128,317	7,983	4,232	31,095	255,919
Business combination	—	—	—	—	—	—	—
Disposal	—	—	—	—	—	—	—
Reclass	7,983	—	—	(7,983)	—	—	—
Foreign currency translation	(3,265)	(40)	(2,258)	0	(358)	(2,628)	(8,549)

31 December 2020	79,816	9,154	126,059	0	3,874	28,467	247,370

	OAI/Evotec International Execute	OAI/Evotec International Innovate	Aptuit Execute	Evotec (München) Execute	Evotec (US) Execute	Evotec (US) Innovate	Just Execute	Total
	T€	T€	T€	T€	T€	T€	T€	T€
01 January 2019	71,615	9,158	126,259	7,983	4,152	1,624	—	220,791
Business combination	—	—	—	—	—	—	30,911	30,911
Disposal	—	—	—	—	—	1,647	—	1,647
Foreign currency translation	3,483	36	2,058	—	80	23	184	5,864

31 December 2019	75,098	9,194	128,317	7,983	4,232	0	31,095	255,919

The Evotec (Munich) Execute goodwill is now managed in the cash-generating unit OAI/Evotec International Execute. The reason for the change is that there is no longer any clear separity of cash flows. This results in a reclassification in 2020.

The addition in financial year 2019 to goodwill results from the acquisition of Just. This goodwill was allocated to a separate cash-generating unit because the operating activities of designing and manufacturing biologics must be considered separately. The disposal in the financial year 2019 relates to the goodwill of Evotec (US) Innovate, following an impairment test in the second quarter of 2019.

The carrying amount of goodwill as at 31 December 2020 includes T€ 254,725 in accrued depreciation and impairments.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

In the tables below, the assumptions for the discounted cash flow models used in the annual impairment tests in the fourth quarter 2020 and 2019, the post-tax discount rate considering the risks and rewards of the activities used in the impairment test, and the growth rate for determining the terminal value are specified. With the exception of the cash-generating units Aptuit Execute and Just Execute, for which the fair value method less disposal costs was applied, the impairment test are based on the calculation of use values.

	Cash-generating units and groups of cash-generating units 2020
	OAI/Evotec International Execute	OAI/Evotec International Innovate	Evotec (US) Execute	Aptuit Execute	Just Execute
Denominated in	GBP/EUR	GBP/EUR	USD	GBP/EUR	USD
Basis for cash flow model	LRP	LRP	MRP	MRP	MRP
Post-tax discount rate	7.24%	9.25%	7.82%	9.07%	7.97%
Growth rate for terminal value	1.5%	1.5%	1.5%	1.5%	1.5%

LRP = Long-range Plan 2021-2031
MRP = Mid-range Plan 2021-2026

	Cash-generating units and groups of cash-generating units 2019
	OAI/Evotec International Execute	OAI/Evotec International Innovate	Evotec (München) Execute	Evotec (US) Execute	Aptuit Execute	Just Execute
Denominated in	GBP/EUR	GBP/EUR	EUR	USD	USD	USD
Basis for cash flow model	LRP	LRP/PP of 25 years	MRP	MRP	MRP	MRP
Post-tax discount rate	7,86%	9,49%	6,15%	8,33%	8,67%	10,44%
Growth rate for terminal value	1,5%	1,5%	1,5%	1,5%	1,5%	1,5%

LRP = Long-range Plan 2020-2029
MRP = Mid-range Plan 2020-2025
PP = Project planning

In 2020 and 2019, the Company did not record impairments as a result of annual impairment assessments.

The impairment tests of the goodwill in OAI/Evotec International Execute, OAI/Evotec International Innovate, Evotec (US) Execute, Aptuit Execute, Just Execute and the relating estimated cash flows are based on past experience and expectations for the future. The impairment test of goodwill Just Execute is based on less experience, since the structure of the J.POD is a new technology and thus the correspondingly estimated capital flows are subject to a higher degree of uncertainty of assessment.

Evotec (Munich), which was a separate cash-generating unit in the previous year, was merged in financial year 2020 with the cash-generating unit OAI/Evotec International Execute, as the cash flows of Evotec (Munich) Execute were no longer separable. The previous year goodwill assigned to the cash-generating unit Evotec (Munich) Execute was allocated to OAI/Evotec International Execute and checked for impairment within this cash-generating unit.

In addition, the following key assumptions were used in the models:

•	The estimates of revenues were based on knowledge of overall market conditions combined with specific expectations of customer growth and product performance.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

•	Cost estimates were developed using the 2021 and 2020, respectively budgeted cost base projected forward for volume increases, mix changes, specific investments and inflationary expectations.

•	The exchange rates and interest rates used were based on current market expectations and predictions.

The sustainable growth rate in the final value based on current inflation expectations in the regions relevant to Evotec’s business is 1.5% for all cash-generating unit units.

Management has identified the discount rate as well as the growth rate in the terminal value as key assumptions that have the potential to vary and thereby cause the recoverable amount to decrease and to be lower than the carrying amount. In addition, the gross margin was identified as a material assumption for goodwill Aptuit Execute.

The following tables show the goodwill, which might show a decrease in net book value of 2020 and 2019 if possible changes in the key assumptions occur. Those changes in the material assumptions are shown which result in the estimated recoverable amount to be equal to the carrying amount in 2020 and 2019.

	2020
	Recoverable amount exceeding net book value	Applied post-tax discount rate	Increase of post-tax discount rate	Applied Terminal value	Decrease Terminal value	Decrease Gross Margin
	T€	in %-points	in %-points	in %-points	in %-points	in %-points
Aptuit Execute	5,704	9.07	0.16	1.50	0.28	0.35

	2019
	Recoverable amount exceeding net book value	Applied post-tax discount rate	Increase of post-tax discount rate	Applied Terminal value	Decrease Terminal value
	T€	in %-points	in %-points	in %-points	in %-points
Aptuit Execute	10,588	8.67	0.28	1.50	0.46

In 2020, it was verified whether the COVID-19 pandemic should be considered a triggering event in accordance with IAS 36.12 for Evotec. The analysis showed that the pandemic had only a minor and temporary impact on Evotec’s business. Accordingly, the COVID-19 pandemic is not a triggering event.

In 2019, an impairment of developed technologies from the acquisition of Renovis Inc. led to a triggering event to impairment test the goodwill in the cash-generating unit of Evotec (US) Innovate. As a result of this test, the goodwill concerning Evotec (US) Innovate of T€ 1,647 was fully written-down. This impairment loss has been allocated to the EVT Innovate segment. In addition a triggering event was identified for testing the goodwill of the cash generating unit Aptuit Execute due to a change in tax regulations in Italy. As a result of this review, no impairment loss was recognized.

(16) Non-current tax receivables

Non-current tax receivables as of 31 December 2020 and 2019 relate to tax refunds from tax development programs in the context of qualifying research and development expenses within France (crédit d’impôt recherche).

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

(17) Loan liabilities

Throughout the years 2020 and 2019, Evotec met all covenants under the various loan agreements shown below. All loans are unsecured. In 2020 and 2019, Evotec always had to maintain a minimum liquidity of T€ 35,000.

				31 December		31 December
				2020	2020	2019	2019
Country of lender	Currency	Nominal interest rate	Maturity until	Fair Value	Carrying amount	Fair Value	Carrying amount
				T€	T€	T€	T€
Germany	EUR	fixed interest rate of 0.7% to 2%	2022-2029	261,601	249,369	252,047	249,206
Germany	EUR	1.60%	2024-2027	79,950	75,000	59,832	56,703
Germany	EUR	1.20%	2021-2025	16,341	16,652	13,463	13,409
Germany	EUR	1.28%	2021	5,000	5,000	4,991	5,000
Germany	EUR	1.25%	2021	178	178	902	892
Italy	EUR	1.50%	2021	212	212	0	0
Italy	EUR	Euribor+1,7%	2021	—	—	720	720
Italy	EUR	1.80%	2020	—	—	299	299

				363,282	346,411	332,254	326,229

Current loan liabilities consisted of unsecured bank loans in the amount of T€ 15,392 as of 31 December 2020 (31 December 2018: T€ 6,343).

As of 31 December 2020, the Company maintained unutilized lines of credit totaling T€ 51,953 (31 December 2019: T€ 55,492).

(18) Provisions

The current provisions consist of the following:

	31 Dec 2020	31 Dec 2019
	T€	T€
Other personnel expenses	34,728	30,722
Pensions	1,275	180
Other provisions	5,845	2,249

Total current provisions	41,848	33,151

The non-current provisions consist of the following:

	31 Dec 2020	31 Dec 2019
	T€	T€
Pensions	15,327	14,086
Other personnel expenses	2,277	2,092
Other provisions	5,295	6,359

Total non-current provisions	22,899	22,537

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

The following table summarizes the development of total provisions recorded during 2020:

	1. Jan. 2020	Business combination	Consumption	Release	Foreign exchange	Additions	31 Dec 2020
	T€	T€	T€	T€	T€	T€	T€
Other personnel expenses	32,814	0	26,492	716	(593)	31,992	37,005
Pensions	14,266	0	354	0	0	2,690	16,602
Other provisions	8,608	0	1,046	1,209	(439)	5,226	11,140

Total	55,688	0	27,892	1,925	(1,032)	39,908	64,747

The following table summarizes the development of total provisions recorded during 2019:

	1. Jan. 2019	Business combination	Consumption	Release	Foreign exchange	Additions	31 Dec 2019
	T€	T€	T€	T€	T€	T€	T€
Other personnel expenses	29,497	0	22,929	794	233	26,807	32,814
Pensions	12,306	0	8	0	0	1,968	14,266
Other provisions	6,162	3,882	2,849	280	145	1,548	8,608

Total	47,965	3,882	25,786	1,074	378	30,323	55,688

The provision for personnel expenses mainly consists of bonus accruals (31 December 2020: T€ 22,881; 31 December 2019: T€ 21,322) and accrued vacation (31 December 2020: T€ 12,354; 31 December 2019: T€ 9,944). The provision for pensions relate mainly to pensions in France (see Note 30).

The provision for contingent consideration (earn-out) mainly consists of the earn-out provision (31 December 2020: T€ 6,381; 31 December 2019: T€ 4,265). Other provision additions in financial year 2020 consist of T€ 2,942 for the acquisition of essential assets of Bioparks by Sanofi. The development of the provision for contingent consideration is shown in “Note 29 Fair Values”.

(19) Contract liabilities

As of 31 December 2020 and 2019, contract liabilities mainly originate from the upfront payments relating to the customer contracts with BMS/Celgene in the amount of T€ 51,101 (31 December 2019: T€ 73,197) of which T€ 33,281 (31 December 2019: T€ 39,682) is classified as current contract liabilities. Furthermore, contract liabilities relating to the customer Bayer amounted T€ 5,483 (31 December 2019: T€ 7,604), of which T€ 3,530 (31 December 2019: T€ 7,604) is classified as current contract liabilities. Contract liabilities consist entirely of liabilities from customer contracts.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

(20) Income taxes

a) Amounts recognized in consolidated income statement

Income tax benefit and expense for the years 2020 and 2019 comprise the following:

	2020	2019
	T€	T€
Current taxes:
- Current tax expense	(12,804)	(13,013)
- Adjustment for prior years	739	385

Total current taxes	(12,065)	(12,628)
Deferred taxes:
- Tax loss carry forwards	(9,838)	(10,570)
- Temporary differences	2,348	3,864

Total deferred taxes	(7,490)	(6,706)

Total income tax income (expense)	(19,555)	(19,334)

b) Reconciliation of effective tax rate

The difference between the actual income tax expense and the product of the net income and the applicable Group tax rate in the reporting year and the previous year is made up as follows:

	2020	2019
	T€	T€
Income (loss) before taxes	25,807	56,562
Expected German income tax rate	32.28%	32.28%
Expected income tax benefit (expense)	(8,331)	(18,258)
Non-deductible expenses	(2,533)	(1,731)
Taxable income not recognized in income before tax	(7,796)	—
R&D tax credits	5,983	7,077
Tax free income	5,485	3,558
Permanent differences from GILTI	(1,401)	(2,063)
Tax effects from investments accounted for using the equity method	(2,884)	(658)
Deviation tax rates to expected tax rate	686	2,436
Change in tax rates	124	(19)
Change in recognition of deferred tax assets	(9,317)	(8,357)
Non-periodic taxes
Current Taxes	739	385
Deferred Taxes	203	—
Other	(514)	(1,704)

Effective income tax income (expense)	(19,555)	(19,334)

Effective income tax rate	75.77%	34.18%

Taxable income not recognized in income before tax in 2020 was generated from basis differences resulting from in-kind contributions of assets. Evotec bought shares of NephThera GmbH and part of the purchase price was paid by giving access to a self-developed intangible asset. This contribution was considered under the local tax regime as an asset, but was not recognized as such for statutory reporting purposes. The effective tax rate would have been 45.56% if such transaction would have not taken place.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

Deferred income tax assets and liabilities calculated with the anticipated tax rates of each entity as of 31 December 2020 and 2019 relate to the following:

	01 Jan 20				31 Dec 20
	Net balance	Recognized in profit or loss	Recognized in equity	Foreign currency translation	Net	Deferred tax assets	Deferred tax liabilities
	T€	T€	T€	T€	T€	T€	T€
Property, plant and equipment	(2,947)	284	—	(177)	(2,840)	1,450	(4,290)
Intangible assets	(29,494)	4,964	—	(784)	(25,314)	564	(25,878)
Right of use assets	(31,729)	8,194	—	—	(23,535)	—	(23,535)
Financial assets	(1,012)	704	—	(8)	(316)	29	(345)
Provisions and deferred income	5,250	(68)	149	28	5,360	8,099	(2,740)
Lease obligations	31,180	(7,906)	—	—	23,274	23,557	(283)
Other	1,841	(3,150)	—	—	(1,309)	1,601	(2,909)
Tax credits	2,493	(192)	(881)*	102	1,521	1,521	—
Loss carryforward	37,549	(10,319)	—	481	27,711	27,711	—

Total	13,131	(7,490)	(732)	(358)	4,552	64,532	(59,981)
Set off of tax	—	—	—	—	—	(39,582)	39,582

Net	13,131	(7,490)	(732)	(358)	4,552	24,950	(20,399)

*	recorded in Equity without any impact other comprehensive income

	01 Jan 19					31 Dec 19
	Net balance	Recognized in profit or loss	Recognized in equity	Foreign currency translation	Business combination	Net	Deferred tax assets	Deferred tax liabilities
	T€	T€	T€	T€	T€	T€	T€	T€
Property, plant and equipment	1,011	(1,657)	—	—	(2,301)	(2,947)	1,387	(4,334)
Intangible assets	(31,582)	5,293	51	92	(3,348)	(29,494)	899	(30,393)
Right of use assets	(29,615)	1,304	—	—	(3,418)	(31,729)	—	(31,729)
Financial assets	10	(1,022)	—	—	—	(1,012)	116	(1,128)
Provisions and deferred income	4,276	885	265	—	(176)	5,250	6,575	(1,325)
Lease obligations	30,234	(2,648)	—	—	3,594	31,180	31,573	(393)
Other	257	1,440	—		144	1,841	2,094	(253)
Tax credits	2,224	269	—	—	—	2,493	2,493	—
Loss carryforward	44,997	(10,570)	—	(33)	3,155	37,549	37,549	—

Total	21,812	(6,706)	316	59	(2,350)	13,131	82,686	(69,555)
Set off of tax							(48,356)	48,356

Net	21,812	(6,706)	316	59	(2,350)	13,131	34,330	(21,199)

c) Unrecognized deferred tax liabilities

Concerning undistributed foreign subsidiaries earnings, temporary differences in the amount of T€ 9,982 were not recognized according to IAS 12.39 (2019: T€ 8,942) as Evotec controls the timing of such reversal and it is not planned to distribute the foreign subsidiaries earnings. .

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

d) Unrecognized deferred tax assets

The Company’s deferred tax assets are recorded to the extent it is probable that such tax benefits would be realized in future years. As of 31 December 2020, no additional deferred tax assets on tax loss carryforwards exceeding the recognized deferred tax liabilities, were recognized for one German and one UK entity, the US entities as well as the Swiss entity. In the following schedule, tax loss carryforwards, interest carryforwards and tax credits for which no deferred tax assets were recorded are shown. Tax loss carryforwards on different types of income taxes were aggregated into one total amount.

	2020	2019
	T€	T€
Tax loss carryforwards (not expiring)	272,796	221,772
Time-limited tax losses
- expiring until 2025 (2019: 2024)	19,259	22,444
- expiring from 2026 to 2030 (2019: 2025-2029)	45,409	42,931
- expiring from 2031 (2019: 2030)	43,945	88,218
Interest carryforward	—	—
Tax credits	1,119	1,140

Total	382,528	376,505

The table above does not include US tax losses which are subject to s382 restrictions for an amount of approximately T€ 76,095

In addition to unrecognized deferred tax assets from tax loss carryforwards a net asset position for temporary differences amounting to T€ 2,707 was not recorded as of 31 December 2020 (31 December 2019: T€ 3,360) as there was no sufficient taxable income foreseen.

e) Ongoing tax audits

As of 31 December 2020, the Company had ongoing tax audits in Germany for the years 2013 to 2016 relating to corporation tax, trade tax and VAT, in France for the years 2017 to 2019 relating to corporation tax, R&D tax credits and VAT as well as in US for the years 2015 to 2019 relating to excise tax.

(21) Stock-based compensation

a) Share Performance Awards

To further incentivize executives via variable long-term incentive compensation, the Annual General Meeting in June 2020, June 2017, June 2015 approved the respective contingent capital necessary to support the Restricted Share Plan 2020 (“RSP 2020”) as well the Share Performance Plan 2017 (“SPP 2017”), 2015 (“SPP 2015”). Under these plans, Restricted Share Awards (“RSA”) may be granted to a level of 1,200,000 bearer shares (“RSP 2020) and Share Performance Awards (“SPA”) may be granted to a level that may result in up to 6,000,000 bearer shares (SPP 2017), 6,000,000 bearer shares (SPP 2015) of the Company being issued at maturity to members of the Management Board and other key employees. Each RSA grants one subscription right to shares of the Company while each SPA grants up to two subscriptions rights to shares of the Company, each of which in turn entitles the holder to subscribe for one share of the Company.

SPAs under SPP 2017 are exercised automatically within 10 trading days after the four-years holding period, whereas RSAs under RSP 2020 and SPAs under SPP 2015 can be exercised at the earliest after a vesting period of four years after the date of their grant but no later than five years after the respective grant. After five years RSAs are exercised automatically. The holder has to contribute € 1.00 per share at the date of issue.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

RSAs under RSP 2020 can only be exercised, if, when and to the extent that performance targets are achieved in a single of four consecutive calendar years. These performance targets consist of Evotec’s adjusted EBITDA. The Supervisory Board determines annually key performance indicators for each individual tranche of awards at grant date. The Restricted Share Plan RST 2020 is subject to certain restrictions regarding issuing periods and the allocation of the grants to members of the Management Board and other key employees.

SPAs under SPP 2017 can only be exercised, if, when and to the extent that two specified and equally weighted key performance indicators are achieved in a single of four consecutive calendar years. These performance targets consist of Evotec’s share price and “total shareholder return”, which is derived by comparison with the return of the TecDax index. The Supervisory Board determines annually key performance indicators for each individual tranche of awards at grant date. The Share Performance Plan SPP 2017 is subject to certain restrictions regarding issuing periods and the allocation of the grants to members of the Management Board and other key employees.

SPAs under SPP 2015 can only be exercised, if, when and to the extent that key performance indicators are achieved within a performance measurement period of three years. These performance indicators consist of service conditions relating to certain key financial figures (e.g. revenue- and income-related indicators) of the Company as well as certain share-based measurements (e.g. Evotec’s share price). The Supervisory Board determines annually key performance indicators for each individual tranche of awards at grant date. The Share Performance Plans SPP 2015 are subject to certain restrictions regarding issuing periods and the allocation of the grants to members of the Management Board and other management members. If a member of the Management Board leaves the company during the performance measurement period, he is entitled to receive proportionate Share Performance Awards dependent on the achievement of the key performance indicators. The selected key employees generally do not have this entitlement.

A summary of the status of the Share Performance Plans as of 31 December 2020 and 2019 and the changes during the year then ended is presented as follows:

	31 December
	2020 Share Performance Awards (SPAs)	2020 Weighted average exercise price	2019 Share Performance Awards (SPAs)	2019 Weighted average exercise price
		€ per share		€ per share
Outstanding at beginning of the year	2,149,562	1.00	2,869,248	1.00
SPAs granted	325,612	1.00	230,231	1.00
SPAs exercised	(865,687)	1.00	(924,917)	1.00
SPAs forfeited	(39,374)	1.00	(25,000)	1.00

Outstanding at end of the year	1,570,113	1.00	2,149,562	1.00

Thereof exercisable	432,450	1.00	504,234	1.00

Evotec’s average weighted share price at the exercise day of SPAs in fiscal year 2020 was € 24.26. In the financial year 2020, 77,214 Awards (2019: 86,283 Awards) from the total granted 325,612 SPAs were given to the members of the Management Board. The SPAs exercised in 2020 correspond to 1,501,254 shares (2019: 1,789,784 shares).

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

The fair value of the grant of Share Performance Awards was estimated on the date of grant using a Monte-Carlo-Simulation model with the following assumptions:

	29 October 2020	15 January 2020	15 January 2019	15 January 2018	25 August 2017
Risk-free interest rate in %	(0.85)	(0.55)	(0.46)	(0.25)	(0.50)
Volatility of Evotec share in %	40.0	37.0	54.0	51.0	34.0
Volatility of TecDAX index in %	—	18.0	22.0	13.0	12.0
Fluctuation in %	5.00	0,0 - 5,0	0,0 - 5,0	0,0 - 5,0	0,0 - 5,0
Exercise price in Euro	1.00	1.00	1.00	1.00	1.00
Share price at grant date in Euro	22.92	23.39	18.83	14.35	16.24
Market value of TecDAX index at grant date in Euro	—	3,099.05	2,478.06	2,663.91	2,266.43
Fair value according to IFRS 2 at grant date per SPA of the Management Board in Euro	—	22.69	15.33	12.19	14.57
Fair value according to IFRS 2 at grant date per SPA of employees in Euro	21.89	25.28	20.84	15.94	19.68

The performance measurement period for the vesting 29 October 2020, 15 January 2020 and 2019 started on 01 January of the corresponding year. The expected dividend yield is zero, the expected life is 4 years. The base for the expected volatility are the historic volatilities of the year before the grant date. For the vesting period starting 29 October 2020 expected life period is 5 years.

b) Share option plans

There remain a few stock options from the past. A summary of the status of the stock option plans as of 31 December 2020 and 2019 and the changes during the years then ended is presented as follows:

	31 December
	2020 Options	2020 Weighted average exercise price	2019 Options	2019 Weighted average exercise price
		€ per share		€ per share
Outstanding at beginning of the year	32,594	2.79	82,594	2.45
Options exercised	(32,594)	2.79	(50,000)	2.23
Options expired	—	—	—	—
Options forfeited	—	—	—	—

Outstanding at end of the year	—		32,594	2.79

Thereof exercisable	0		32,594	2.79

As of 31 December 2020 no more stock options were outstanding. Evotec’s average share price at the exercise day of share options amounted to € 25.17 in the financial year 2020.

The Company recognized current service costs for all Share Performance Awards and Restricted Share Awards totaling to T€ 5,285 in 2020 and to T€ 3,649 in 2019, which were recognized as operating expenses in the consolidated income statement. Thereof, T€ 1,902 are related to Share Performance Awards of the Management Board in 2020 (2019: T€ 1,465). In 2020 and 2019, no current service costs related to stock options were recognized. The expenses relating to accelerated vesting as well as the adjustment of current service costs due to changes in assumptions in the financial year 2020 are included in the amount above.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

(22) Stockholders’ equity

The share capital is made up of:

	2020	2019
	Shares in thousands	Shares in thousands
Issued as of 01 January	150,903	149,063
Capital increase (cash contribution)	11,478	—
Exercise of share purchase rights	1,534	1,840

Issued as of 31 December	163,915	150,903

On 31 December 2020, there are 163,914,741 shares issued and outstanding with a nominal amount of € 1.00 per share. On 13 October 2020 Management Board agreed to raise capital by issuing new shares in the form of authorized capital with exclusion of the right of subscription by cash deposits. Evotec successfully raised capital by way of a private placement. A total of 11.478.315 new shares in the form of authorized capital were issued to the Mubadala Investment Company and Novo Holdings A/S, with total proceeds of € 250m. Management is not aware of any restriction of the voting rights or the right to transfer. No binding lock-up agreements have been made with any shareholder, and neither stock loans, nor pre-emptive stock purchase rights are known to the Company. The associated transaction costs in the amount of T€ 27 were recognized as a reduction in equity.

Share purchase rights exercised in 2020 show an average exercise price amounting to € 1.06 (2019: € 1.03) per share. The conditional capital as of 31 December 2020 consists of 8,478,167 shares available with respect to the Share Performance Plans and the stock option plans and 29,959,289 shares available to issue no-par-value bearer shares to owners or creditors of convertible bonds and/or warrant-linked bonds, participation rights and/or income bonds (or a combination of such instruments). Evotec can award those based on the resolution of the Annual General Meeting as of 19 June 2019. Consequently, the remaining conditional capital as of 31 December 2020 amounted in total to 38,437,456 shares.

At the Annual General Meeting on 14 June 2017, the statutes in respect of authorized capital were amended. The Management Board of the Company is now authorized to issue up to 29,332,457 new shares for cash or contributions in kind. Under German law, the shareholders of a stock corporation may empower the Management Board to issue shares in a specified aggregate nominal value not exceeding 50% of the issued share capital at the time of the shareholder vote, in the form of authorized capital. After partial exploitation in the form of a capital increase on October 12, 2020, the Board of Management is authorized to act with the approval of the Supervisory Board in accordance with Section 5 (5) of the Articles of Association, until June 13, 2022 to increase the share capital of the company by up to € 17,854,142 by issuing new shares once or several times in return for cash or in-kind deposit.

Evotec owns 249,915 of Evotec’s shares as of 31 December 2020 (2019: 249,915), representing 0.2% (2018: 0.2%) of Evotec’s share capital as of 31 December 2020.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

(23) Revenues from contracts with customers

The following schedule analyses the revenue Evotec recognized from contracts with customers in the financial year 2020:

in T€	EVT Execute	EVT Innovate	Recharges	Evotec Group
Revenues from contracts with customers
Service fees and FTE-based research payments	366,946	93,648	—	460,594
Recharges	—	—	21,835	21,835
Compound access fees	1,361	—	—	1,361
Milestone fees	5,059	12,033	—	17,092
Licenses	—	42	—	42

Total	373,366	105,723	21,835	500,924

Timing of revenue recognition
At a certain time	5,059	12,075	—	17,134
Over a period of time	368,307	93,648	21,835	483,790

Total	373,366	105,723	21,835	500,924

Revenues by region
USA	178,967	58,619	10,262	247,848
Germany	18,888	24,467	966	44,321
France	20,002	15,571	1,487	37,060
United Kingdom	85,400	4,324	4,263	93,987
Rest of the world	70,109	2,742	4,857	77,708

Total	373,366	105,723	21,835	500,924

The following schedule shows the revenue from contracts with customers in the financial year 2019:

in T€	EVT Execute	EVT Innovate	Recharges	Evotec Group
Revenues from contracts with customers
Service fees and FTE-based research payments	329,500	69,081	—	398,581
Recharges	—	—	14,503	14,503
Compound access fees	1,019	—	—	1,019
Milestone fees	5,234	25,202	—	30,436
Royalties	—	—	—	—
Licenses	1,852	46	—	1,898

Total	337,605	94,329	14,503	446,437

Timing of revenue recognition
At a certain time	7,086	25,202	—	32,288
Over a period of time	330,519	69,127	14,503	414,149

Total	337,605	94,329	14,503	446,437

Revenues by region
USA	148,329	38,200	8,513	195,042
Germany	17,493	9,633	858	27,984
France	45,019	17,266	549	62,834
United Kingdom	66,386	8,735	2,781	77,902
Rest of the world	60,378	20,495	1,802	82,675

Total	337,605	94,329	14,503	446,437

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

The revenues are allocated to regions according to the head office of the external customers. The transaction price allocated to the remaining performance obligation (unsatisfied or partially unsatisfied) are as follows:

	31. Dec 2020	31. Dec 2019
	T€	T€
In the course of one year	377,216	320,787
After one year	69,328	98,469

Revenue that was included in the contract liabilities as of 01 January 2020 in the amount of T€ 78,012 (2019: T€ 49,676) was recognized during the year 2020. In the year under review no material revenues were recognized for which the performance obligation was fully or partially fulfilled in prior periods.

In the financial year 2020, BMS/Celgene is Evotec’s largest customer contributed at least 10 % to the Group revenues from contracts with customers. In the financial year 2020 BMS/Celgene was allocated to the segments EVT Execute and EVT Innovate, accounted for more than 10% of the Group revenues from contracts with customers equaling to T€ 62,561. In the prior year 2019 BMS/Celgene as well as Sanofi contributed with revenues of T€ 112,854 a share of more than 25% to Group revenues from contracts with customers. Both customers were allocated to the segments EVT Execute and EVT Innovate.

(24) Research and Development

In 2020, research and development expenses mainly relate to company-owned Innovate projects amounting to T€ 55,992 (2019: T€ 49,673) as well as overhead expenses in the amount of T€ 9,341 (2019: T€ 6,766). The overhead expenses consist mainly of patent costs and overhead personnel expenses. The increase in research and development expenses compared to the financial year 2019 is mainly due to initiatives in the areas of metabolic diseases and oncology.

(25) Selling, general and administrative expenses

Included in selling, general and administrative expenses in 2020 are expenses for sales and marketing in the amount of T€ 9,503 (2019: T€ 9,094). Other administrative expenses in 2020 amount to T€ 67,356 (2019: T€ 57,452). The increase in general and administrative expenses is in particular due personnel expenses to the significant company growth.

(26) Other operating income

In 2020 and 2019, other operating income mainly relates to T€ 43,398 (2019: T€ 32,822) refunds from Sanofi relating to the development of portfolios in Lyon and Toulouse. Further included are refunds from French CIR (crédit d’impôt recherche) in the amount of T€ 19,308 (2019: T€ 17,618) and Italy in the amount of T€ 124 (2019: T€ 6,735) as well as similar refunds in UK from the “Research and Development Expenditure Credit” (RDEC) in the amount of T€ 4,337 (2019: T€ 3,874). These tax refunds from tax development programmes are akin to a government grant and as a result shown as other operating income.

(27) Financial instruments

-Financial risk management

Evotec is exposed to the following risks arising from financial instruments:

•	currency risks

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

•	interest rate risks

•	liquidity risks (see Note 28)

•	capital management (see Note 28)

•	credit risks (see Note 28)

•	market risks (see Note 28)

The Management Board has overall responsibility for the establishment and oversight of the Company’s management framework. The Management Board has installed a Group Risk Manager, who is responsible for developing and monitoring the risk management policies. The Group Risk Manager reports regularly to the Management Board on its activities. The Audit committee of the Supervisory Board oversees how management monitors compliance with the Company’s risk management policies and procedures.

Currency risks

The Company is exposed to currency risks, if Evotec companies enter into sales, purchases and borrowings that are denominated in a currency other than the functional currency of the respective Evotec company. The functional currencies of all Evotec companies consist mainly of Euro, US Dollar and Pound Sterling. The Evotec companies are in the normal course of business particularly exposed to currency fluctuations between US Dollar, Pound Sterling and the Euro.

The following table shows the average currency rates as well as the currency rates at 31 December 2020 and 2019 each against the Euro:

	Average Rates		31. Dec
	2020	2019	2020	2019
in €	1. Jan - 31. Dec	1. Jan - 31. Dec
USD	0.8755	0.8932	0.8149	0.8902
GBP	1.1240	1.1392	1.1123	1.1754

A strengthening (weakening) of the euro, the US dollar and the British pound among themselves and against other currencies, as shown below as at 31 December, would lead to an increase (reduction) in equity and earnings with the amounts mentioned below. This analysis relates to financial instruments held for sale on condition that all other variables remain constant and ignore the impact of purchases and sales.

	Variance 2020		Variance 2019
	Equity	Profit and loss	Equity	Profit and loss
	T€	T€	T€	T€
USD (10% strengthening)	11,321	11,321	10,861	10,861
USD (10% weakening)	(11,321)	(11,321)	(10,861)	(10,861)
GBP (10% strengthening)	5,702	5,702	2,803	2,803
GBP (10% weakening)	(5,702)	(5,702)	(2,803)	(2,803)
EUR (10% strengthening)	(17)	(17)	332	332
EUR (10% weakening)	17	17	(332)	(332)

The Company manages the foreign exchange exposure via natural hedges and selective hedging instruments such as forward currency contracts. The hedging instruments used do not expose the Company to any

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020 material additional risk. The objective of these transactions is to reduce the risk of exchange rate fluctuations of the Company’s foreign currency denominated cash flows. Evotec does not enter into derivative transactions for trading or speculative purposes. Foreign currency contracts are carried at fair value. Foreign currency forward contracts amounting to a fair value of T€ 3,845 were held by the Company as of 31 December 2020 (31 December 2019: T€ 1,042). Gains and losses from the fair value accounting related to foreign currency derivatives are included in non-operating income and expense and amounted to a net loss of T€ 20 in the financial year 2020 (2019: net gain of T€ 1,042).

Derived regularly from the summarized quantitative data about the Company’s currency risks, based on the report to the Management Board, the expected future USD cash flows which should be hedged with USD/GBP forward contracts and USD/EUR forward contracts are determined. As of 31 December 2020, cash flows of TUSD 70,500 (31 December 2019: TUSD 30,000), thereof TUSD 45,000 against Euro (31 December 2019: T€ 12,000), and TGBP 25,500 (31 December 2019: TGBP 14,396) were hedged.

The fair value of cash and cash equivalents, investments, trade accounts receivable and trade accounts payable approximate their carrying values in the consolidated financial statements due to their short-term nature. Financial assets are accounted for at the settlement date.

Interest rate risks

The Company is exposed to interest rate risks in Germany, UK and USA due to current investments as well as loans. Financial instruments with fixed interest rates or those covered by an interest rate swap are not subject to cash flow risks and therefore are not included in the sensitivity analysis. Financial instruments with variable interest rates as of 31 December 2020 and 2019 are included in the sensitivity analysis for the period of their existence. If the interest rate had been 100 basis points higher (lower) at 31 December 2020, the effect on net income without considering any potential tax effects would have been T€ 415 higher (lower) (31 December 2019: net income T€ 320 higher (lower)). Shareholders’ equity would be impacted in the same amount.

The fair value of debt varies from the carrying amount, if there is a difference between the underlying interest rate to the market interest rate. The fair value is then determined using an appropriate market interest rate.

The fair values of the loans and current investments with variable interest rates as of 31 December 2020 and 2019 would vary by the following amounts:

	31 December
	2020	2019
	T€	T€
Variable interest rate +1% point	37	491
Variable interest rate (1)% point	(415)	(491)

Evotec regularly uses interest rate swaps to hedge the interest rate risks from its borrowings. In November 2018, two new three-year interest rate swaps with a notional of T€ 4,000 each were agreed with two German banks to swap Euribor against a fixed rate of 0.2% and 0.22%, respectively. In addition, a 0% floor covering the variable side was entered into. Currently, this results in a fixed interest rate of 1.45% and 1.47% respectively for an amount of T€ 8,000 of Evotec’s credit lines. The Company does not use fair value through profit or loss accounting for its financial assets and liabilities with fixed interest rates.

The Company is exposed to interest rate risk through variable interest-bearing loans. These interest rate risks are deemed not to be significant.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

Other price risks

The Company is not exposed to any price risks associated to their financial instruments.

(28) Risks

Liquidity risks

Revenue fluctuations, external events and changes in the business environment might negatively impact Evotec’s short- to mid-term profitability and cash reserves. To actively address any related risk, Evotec’s management has defined minimum liquidity levels and prepared a scenario planning to safeguard its cash position. Evotec believes that existing liquidity reserves are sufficient to cope with the cumulative impact of all identified risks. In financial year 2020 Evotec successfully raised capital by way of a private placement and is currently well-financed. However, the option of increasing capital is always considered. This additional financing might be required if new opportunities arise in terms of M&A or in-licensing. The Company does not intend to engage in projects unless adequate funding is allocated or secured. Evotec has successfully increased liquidity through market positioning and growth. Given the current business environment with economic and political uncertainties, Evotec assesses the associated liquidity risks to be low (previous year: low to medium).

The general risk of losing a significant amount of cash in cash investments should continuously be mitigated by spreading the investments across several different banks in high-credit quality instruments in full compliance with the Company’s approved investment policy. Evotec monitors its banks and investments on an ongoing basis. Therefore, Evotec assesses the current default risks to be low, remaining unchanged in comparison to the previous year.

Currency exchange movements also impact Evotec’s reported liquidity primarily through the translation of liquid assets held in US Dollars or Pound Sterling into Euros. A portion of the funds is held in currencies other than Euro in order to meet local operating needs. This risk has increased due to extensive political uncertainty and a potentially strong market reaction in the forthcoming months.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

The contractual maturities of financial liabilities, including estimated interest payments as of 31 December 2020 and 2019 are included in the following tables:

	31 December 2020
	Carrying amount	Contractual cash flow	Due in 1 year	Due in 2 - 5 years	More than 5 years
	T€	T€	T€	T€	T€
Non-derivative financial liabilities
Loans	(346,411)	(370,425)	(20,632)	(273,457)	(76,336)
Contingent consideration	(6,381)	(7,228)	(5,201)	(1,597)	(430)

Trade accounts payable	(42,549)	(42,549)	(42,549)	—	—

Total non-derivative financial liabilities	(395,341)	(420,202)	(68,382)	(275,054)	(76,766)

Derivative financial liabilities
Interest rate swap	(502)	(502)	(17)	(202)	(283)

Total derivative financial liabilities	(502)	(502)	(17)	(202)	(283)

	31 December 2019
	Carrying amount	Contractual cash flow	Due in 1 year	Due in 2 - 5 years	More than 5 years
	T€	T€	T€	T€	T€
Non-derivative financial liabilities
Loans	(331,229)	(358,708)	(10,628)	(190,614)	(157,466)
Contingent consideration	(4,265)	(5,850)	(453)	(4,707)	(690)
Trade accounts payable	(31,319)	(31,319)	(31,319)	—	—
Other current financial liabilities	(190)	(190)	(190)	—	—

Total non-derivative financial liabilities	(367,003)	(396,067)	(42,590)	(195,321)	(158,156)

Derivative financial liabilities
Interest rate swap	(611)	(611)	—	(285)	(326)

Total derivative financial liabilities	(611)	(611)	—	(285)	(326)

Capital management

Evotec actively manages its funds to primarily ensure liquidity and principal preservation while seeking to maximize returns. Evotec’s cash and short-term investments are located at several different banks. Financial investments are made in liquid, highly diversified investment instruments having at minimum a Standard and Poor’s rating (or equivalent) of at least BBB-.

The following table shows the total assets, equity as well as equity ratio and net cash (cash and cash equivalents minus current and non-current loan liabilities and current and non-current finance lease obligations):

	31 December
	2020	2019
	T€	T€
Total assets	1,462,895	1,180,912
Equity attributable to the shareholders of Evotec SE	722,846	477,029
Equity ratio (in %)	49.4%	40.4%
Net cash	(69,386)	(186,065)

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

Evotec remains well financed with an equity ratio relating to equity attributable to Evotec’s shareholders of 49.4 % as of 31 December 2020 (31 December 2019: 40.4%) and currently has no necessity to raise capital to maintain its operations in the near to mid-term. However, the option to increase capital may be considered if new opportunities arise in terms of M&A or in-licensing which should require additional financing.

No minimum capital requirements are stipulated in Evotec’s statutes. The Company has obligations to issue shares out of the conditional capital relating to the exercise of stock options on the basis of miscellaneous stock option plans as well as Share Performance Awards on the basis of Share Performance Plans (see Note 22).

Credit risks

Credit risk is the risk of financial loss to the Company if a customer fails or partly fails to meet any of its contractual obligations and arises primarily from the receivables from customers, contract assets and investment securities. The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	31 December
	2020	2019
	T€	T€
United States	32,511	31,681
France	15,413	14,027
Rest of Europe	14,006	10,305
United Kingdom	9,683	7,726
Germany	5,072	13,593
Rest of the world	2,320	4,919

	79,005	82,251

The maximum exposure to credit risk for contract assets at 31 December 2020 equals the net book value in the amount of T€ 12,607 (31 December 2019: T€ 11,451).

The Company has exposure to credit risk primarily with respect to its trade accounts receivables. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an appropriate specific allowance for uncollectible accounts receivable based upon the expected collectability of all accounts receivable. The Company’s accounts receivables are generally unsecured and are not backed by collateral from its customers. As of 31 December 2020, one customer accounted for 9% of trade receivables (31 December 2019: 14%). Concentrations of credit risk with respect to trade accounts receivables are generally limited by a number of geographically diverse customers and the Company’s monitoring procedures.

Market risks

The market environment and competitive landscape for licensing and licensed projects or individual drug candidates, in general or for individual treatments might change while engaging in individual projects.

Structured vehicles

Evotec has not had any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured entities or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractual narrow or limited purposes. Therefore, Evotec is not materially exposed to any financing, liquidity, market or credit risk that could arise if it had been engaged in these relationships.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

Reconciliation of cash flows from financing activities to the changes in financial liabilities

	Loan liabilities	Lease obligations	Loan notes
	T€	T€	T€
As of 01 January 2020	331,229	131,870	3
Proceeds from issuance of loans	21,539	—	—
Repayment	(6,521)	(20,174)	—

Cashflow from financing activities	15,018	(20,174)	—
Disposal of finance lease obligation		(32,983)
Foreign currency translation	2	(4,125)	—
Changes in fair value	162	3,125	—
Issue of finance lease obligation	—	67,842	—

As of 31 December 2020	346,411	145,555	3

	Loan liabilities	Lease obligations	Loan notes
	T€	T€	T€
As of 01 January 2019	109,749	118,831	3
Proceeds from issuance of loans	292,305	—	—
Repayment	(70,039)	(12,904)	—

Cashflow from financing activities	222,266	(12,904)	—
Transaction costs	(794)	—	—
Business combination	—	17,112	—
Foreign currency translation	8	(4,159)	—
Changes in fair value	—	2,641	—
Issue of finance lease obligation	—	10,349	—

As of 31 December 2019	331,229	131,870	3

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

(29) Fair values

Cash and cash equivalents, trade accounts receivable, contract assets, other current financial assets, current loan liabilities, trade accounts payable, current contract liabilities, non-current contract liabilities, and other current financial liabilities are classified as amortized cost and approximate their carrying amounts. Non-current loan liabilities are classified as amortized cost (31 December 2020: T€331,019 and 31 December 2019 T€324,886) for which the fair value was at 31 December 2020 T€347,890 and at 31 December T€330,911 based on level 3 in the fair value hierarchy. The fair values of financial assets and liabilities other than classified at amortized cost, together with the carrying amounts shown in the balance sheet, are as follows:

	Classification according to IFRS 9	31 December 2020			31 December 2019
in T€		Carrying amount	Fair value	Fair value hierarchy level	Carrying amount	Fair value	Fair value hierarchy level
Investments	Fair value through other comprehensive income	59,350	59,350	Level 1	42,988	42,988	Level 1
Long-term investments	Fair value through profit and loss	19,289	19,289	Level 3	11,462	11,462	Level 3
Derivative financial instruments	Fair value through profit and loss	3,343	3,343	Level 2	431	431	Level 2
Contingent consideration	Fair value through profit and loss	(6,381)	(6,381)	Level 3	(4,265)	(4,265)	Level 3

Hierarchy levels

The levels of the fair value hierarchy and its application to Evotec’s financial assets and financial liabilities are described below:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data.

In determining the fair values on level 2 and 3 the following valuation techniques are used:

Financial instruments measured at fair value

The fair value of derivative financial instruments is determined using market-related methods. The valuation model is based on quoted values of similar instruments, the characteristics of which are broadly in line with the instruments to be evaluated.

The fair values for contingent consideration are determined using discounted cash flow models. The capital flows used are basically based on the contracts underlying the conditional consideration and the relevant project or business planning. The discount rate takes into account the risk structure underlying capital flows (usually weighted average cost of capital of the acquired entity). Additional non-observable input factors include, for example, marketing success probabilities.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

At the time of acquisition of investments, the fair value corresponds to the book value. Changes in fair value may occur due to scientific or financial plan discrepancies or new financing rounds. These deviations are determined by means of discounted cash flow models.

Financial instruments not measured at fair value

For cash and cash equivalents, trade accounts receivables, contract assets, loan liabilities, finance lease obligations and other current financial assets and liabilities, fair value is determined through a simplified discounted cash flow model without the use of significant unobservable inputs, respectively the net book values represent an appropriate approximation of the fair value.

Assets and liabilities that are not measured at fair value but whose fair value is expressed

The present value for long-term credit liabilities was calculated using a simplified cash flow model using unobservable input factors (discount rate 1.00155%) and thus corresponds to the level 3 investigation hierarchy.

The following tables show the movement of financial assets and liabilities accounted for at fair values at level 3 for the financial years 2020 and 2019, respectively:

in T€	Note	Other investments	Contingent consideration
Balance at 01 January 2020		11,462	(4,265)
Exchange rate differences		—	324
Addition	(11);(18)	6,327	(2,941)
Consumption		—	—
Net income/expense effected	(11)	1,500	501

Balance at 31 December 2020		19,289	(6,381)

in T€	Note	Other investments	Contingent consideration
Balance at 01 January 2019		6,396	(646)
Exchange rate differences		—	(24)
Addition	(11);(5)	4,986	(3,882)
Consumption		—	152
Net income/expense effected		80	135

Balance at 31 December 2019		11,462	(4,265)

The effects recognized in the income statement above from the adjustment of the fair values at level 3 were included in the consolidated income statement “Other operating income” and “interest expense”.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

For the fair value of the level 3 hierarchy, possible alternative assumptions of significant unobservable inputs would have ceteris paribus the following effects as of 31 December 2020 and 2019:

	2020		2019
	Profit and loss		Profit and loss
	Increase	Decrease	Increase	Decrease
	T€	T€	T€	T€
Contingent consideration
Discount rate (movement of 1.5%-points)	(121)	131	(175)	192
Commercialization success rate (movement of 10%-points)	768	(355)	908	(401)
Long-term investments
Discount rate (movement of 1.5%-points)	(3,282)	4,975	(1,933)	2,917

In the financial years 2020 and 2019, no reclasses were made among the individual levels.

(30) Pension plan

In UK Evotec operates a defined contribution Group Personal Pension Plan (GPPP) and makes contributions to employees’ own schemes. With the acquisition of Aptuit in 2018, the Company took over other additional plans. The pension charge for the year represents contributions payable by the Company to the fund (and to employees’ own pension schemes) and amounted in 2020 to T€ 3,727 (2019: T€ 3,261). Contributions amounting to T€ 353 (2019: T€ 396) were payable to the fund at the year-end 2020 and 2019 respectively and are included in provisions. The Company’s contribution rate is employee-specific and is determined by the level of an employee’s contribution and the relevant legislation.

Further, the Company operates defined contribution 401K plans in the USA with the contribution to these plans amounting to T€ 530 during 2020 (2019: T€ 364).

The company operates a defined benefit pension plan for employees in France. The calculation of the provision for this pension obligation is based on the projected unit credit method according to IAS 19. In 2020 and 2019, a calculation for this obligation was done which includes the following assumptions.

	31 Dec 2020	31 Dec 2019
Actuarial interest rate	0.60%	0.56%
Salary increase	1.80%	1.80%
Employee turnover	0% - 2.85%	0% - 2.85%
Retirement age	62 years	62 years

For the measurement of the mortality rate the mortality tables of France according to l’INSEE 2011-2013 were used. The mortality rate is not subject of a material sensitivity as the payment is processed at the beginning of the retirement. The sensitivity of the actuarial interest rate and the resulting change of the relating pension provision is shown in the following table. This change would be recognized as actuarial gain or loss in other comprehensive income in equity. For the other assumptions, no material change is expected, as they are based on historical values, which will not change much in the course of a year.

	31 Dec 2020	31 Dec 2019
	T€	T€
Actuarial interest rate +0.50%-points	(814)	(737)
Actuarial interest rate -0.50%-points	890	802

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

The Company operates a defined benefit pension plan for one former member of the Management Board of Evotec SE. The provision for this pension is calculated using the projected unit credit method in accordance with IAS 19. An actuarial report was prepared in 2020 and 2019 for this obligation. The calculations are based on assumed pension increases of 1.5% and a discount rate of 0.70% in 2020 and 1.5% and 1.04% in 2019. The discount rate reflects market conditions. The provision amounted to T€ 205 and T€ 205 as of 31 December 2020 and 2019, respectively.

The pension provisions developed as follows:

	Year ended 31 December 2020	Year ended 31 December 2019
	T€	T€
Pension provision at beginning of the year	14,266	12,306
Addition at acquisition date	771	—
Benefit payments from the employer	(9)	(8)
Included in other comprehensive income:
Actuarial gains/losses from:
Changes in financial assumptions	(499)	1,511
Experience adjustments	1,022	(391)
Impact of changes in demographic assumptions	56	(73)
Included in net income:
Current service costs	914	718
Interest cost	80	203

Pension provision at year-end	16,602	14,266

The expenses for the statutory retirement obligations are explained in Note (33).

(31) Commitments and contingencies

(a) Operating lease obligations

The future minimum lease payments under non-cancellable lease agreements, signed in 2020, but not yet to be recognized according to IFRS 16, are as follows:

31 Dec 2020
T€
Less than one year	71
Between one and five years	3,419
More than five years	9,332

Total	12,822

In addition, the Company maintains leases which were not recognized in accordance with the exemptions in IFRS 16. These amounts are not material and therefore not presented here.

(b) Other commitments and contingencies

The future minimum payments associated with miscellaneous long-term commitments total approximately T€ 14,042 and T€ 23,778 at 31 December 2020 and 2019, respectively. The significant portion thereof related to long-term commitments in connection with facility expenses.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

As of 31 December 2020, the Company has entered into purchase commitments in the amount of T€ 32,976 (31 December 2019: T€ 10,200).

The Company has licensed or acquired certain third-party intellectual property for use in its business. Under these agreements, the Company is required to pay milestones, dependent on development progress and/or royalties and milestones dependent on present and future net income or on sublicensing fees received from third parties. The Company also agreed with several third parties on getting access to their technology and know-how for use in Evotec’s business or within collaborations. Under those agreements, the Company is required to pay a share of the revenue relating to those technologies and know-how to the respective third parties. For the agreements mentioned above, the related obligations are due upon receiving revenues. Such expenses are recognized in accordance with the related revenue recognition. The revenue-share obligations are usually low double-digit percentages of revenue received but can be up to 50%.

The Company is not aware of any material actual or threatened litigation as of 31 December 2020. Ongoing tax audits in Evotec might result in contingent liabilities.

(32) Related party transactions

Related persons and entities within the meaning of IAS 24 represent for the Group, in particular, shareholders who (jointly) have a dominant or significant influence, as well as subsidiaries and associates.

Additionally, the members of the Management Board and the Supervisory Board are also related persons within the meaning of IAS 24.

In addition to the business relationships with the subsidiaries eliminated in the consolidated financial statements by means of full consolidation, there were the following business relationships with related parties.

The terms and conditions of the transaction were made on terms and conditions that prevail in an arm’s length transaction. The balances from the transactions with related parties are unsecured and are fulfilled by payment or service. In the period under review, the Group has not recorded expenses for allowances or provisions on outstanding balances.

Transactions with....	Revenues from contracts/ other income 1. Jan-31. Dec 2020 T EUR	Cost of revenue/ other expense 1. Jan-31. Dec 2020 T EUR	Trade accounts receivables 31.12.2020 T EUR	Other financial assets 31.12.2020 T EUR	Other liabilities 31.12.2020 T EUR
associated companies	35,450	497	2,984	6,435	5,635
other related party companies	32,961	0	6,492	0	0

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

Other financial assets to associates consist of convertible loans. Other liabilities to associates result from capital transactions. In addition, capital payments were made to associates in the form of cash and cash payments. Reference is made to the explanatory note (11). No other significant transaction has taken place with related parties.

Transactions with....	Revenues from contracts/ other income 1. Jan-31. Dec 2019 T EUR	Cost of revenue/ other expense 1. Jan-31. Dec 2019 T EUR	Trade accounts receivables 31.12.2019 T EUR	Other financial assets 31.12.2019 T EUR	Other liabilities 31.12.2019 T EUR
associated companies	21,136	0	2,015	184	1,780
other related party companies	20,699	0	11,145	0	0

Other liabilities to associates result from capital transactions.

(33) Personnel expenses and cost of material

The personnel expenses of the Company in 2020 amounted to T€ 250,082 of which T€ 187,677 relate to personnel expenses outside Germany, in the UK, Italy, Switzerland, France and USA (2019: T€ 199,496 and T€ 147,129, respectively). Thereof expenses for the statutory retirement insurance amounted to T€ 10,065 of which T€ 6,292 relate to expenses outside Germany in the UK, Italy, Switzerland, France and USA (2019: T€ 8,594 and T€ 5,580, respectively).

Cost of materials in 2020 amounted to T€ 92,827, thereof T€ 73,064 were cost of materials outside Germany in the UK, Italy, Switzerland, France and USA (2019: T€ 70,887 and T€ 54,037, respectively).

(34) Other disclosures

(a) Consolidated subsidiaries and equity investees

Information below shows Evotec’s direct and indirect voting rights in their subsidiaries and other investments. Evotec’s direct and indirect voting rights in dormant companies are not included.

	2020 Company’s voting rights	2019 Company’s voting rights
	%	%
Subsidiaries
Aptuit Global LLC, Princeton, USA	100.00	100.00
Aptuit (Verona) SRL, Verona, Italy	100.00	100.00
Aptuit (Oxford) Ltd., Abingdon, UK	100.00	100.00
Aptuit (Switzerland) AG in Liquidation, Basel, Switzerland	100.00	100.00
Aptuit (Potters Bar) Ltd, Abingdon, UK	100.00	100.00
Cyprotex Discovery Ltd., Manchester, UK	100.00	100.00
Cyprotex PLC, Manchester, UK	100.00	100.00
Cyprotex US, LLC., Watertown, USA	100.00	100.00
Evotec (France) SAS, Toulouse, France	100.00	100.00
Evotec ID (Lyon) SAS, Marcy l’Etoile, France	100.00	100.00
Evotec (Hamburg) GmbH, Hamburg, Germany	100.00	100.00
Evotec GT GmbH, Orth an der Donau, Austria	100.00	—
Evotec (India) Private Limited, Thane, India*	100.00	100.00
Evotec International GmbH, Hamburg, Germany	100.00	100.00

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

	2020 Company’s voting rights	2019 Company’s voting rights
	%	%
Evotec (München) GmbH, Martinsried, Germany	100.00	100.00
Evotec (UK) Ltd., Abingdon, UK	100.00	100.00
Evotec (US), Inc., Princeton, USA	100.00	100.00
J.POD-Evotec Biologics Inc., Seattle, USA	100.00	—
Just—Evotec Biologics, Inc, Seattle, USA	100.00	100.00

Associates
Autobahn Labs, Palo Alto, USA	39.29	33.33
Breakpoint Therapeutics GmbH, Hamburg, Germany	47.70	48.60
Celmatix Inc., New York, USA	25.05	25.02
Curexsys GmbH, Göttingen, Germany	39.82	—
Dark Blue Therapeutics LTD, Oxford, UK	18.67	—
Eternygen GmbH, Berlin, Germany	24.97	24.97
Exscientia Ltd., Dundee, UK	20.32	23.21
FSHD Unlimited Coop, Leiden, Netherlands	21.09	21.12
NephThera GmbH, Hamburg, Germany	50.00	—
Pancella Inc, Toronto, Canada	13.06	—
Quantro Therapeutics GmbH, Wien, Austria	24.99	—
Topas Therapeutics GmbH, Hamburg, Germany	21.13	28.44

Other Investments
Aeovian Pharamceuticals Inc, San Francisco, USA	5.83	5.83
Blacksmith Medicines Inc. San Diego, USA	15.01	15.09
Cajal Neuroscience Inc., Seattle, USA	1.82	—
Carrick Therapeutics Ltd., Dublin, Ireland	4.45	4.29
Fibrocor LLP, Toronto, Canada	16.00	16.00
Fibrocor Therapeutics Inc., Toronto, Canada	8.88	—
Forge Therapeutics, Inc., San Diego, USA	14.90	15.09
Immunitas, Therapeutics, Inc., Waltham, USA	7.29	6.44
Leon Nanodrugs GmbH, München, Germany	7.82	—
Mission BioCapital V LP, Cambridge, USA	7.22	—

*	in voluntary liquidation

The subsidiaries listed in this table are included in the consolidated financial statements. Associates are accounted for at-equity.

Through the shareholder agreement of Pancella Inc. and Dark Blue Therapeutics GmbH, Evotec participates in all significant financial and operating decisions. The group has therefore determined that it has significant influence over this entities, even though it only holds below 20% of the voting rights.

The Group investments in subsidiaries, associated companies and other investments are not hedged as those currency positions are considered to be long-term in nature.

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

(e) Management Board Remuneration

The Management Board of Evotec consists of the following members:

Dr. Werner Lanthaler, Business Executive, Hamburg, DE (CEO),

Dr. Cord Dohrmann, Biologist, Göttingen, DE (CSO),

Dr. Craig Johnstone, Chemist, Castillon-Savès, F (COO) and

Enno Spillner, Business Executive, Hamburg, DE (CFO).

The remuneration granted to the members of the Management Board for the financial years 2020 and 2019 are shown below:

	2020 Fixed remuneration (short-term)	2020 Variable remuneration (short-term)	2020 Share Performance Awards	2020 Fair values of SPAs granted	2020 Total remuneration
	T€	T€	in pcs	T€	T€
Dr. Werner Lanthaler	585	476	38.400	871	1.932
Dr. Cord Dohrmann	415	377	14.647	332	1.124
Dr. Craig Johnstone	382	236	12.450	282	900
Enno Spillner	386	222	11.717	266	874

Total	1.768	1.311	77.214	1.751	4.830

	2019 Fixed remuneration (short-term)	2019 Variable remuneration (short-term)	2019 Share Performance Awards	2019 Fair values of SPAs granted	2019 Total remuneration
	T€	T€	in pcs	T€	T€
Dr. Werner Lanthaler	577	420	45,161	692	1,689
Dr. Cord Dohrmann	376	238	13,318	204	818
Dr. Craig Johnstone	382	74	16,733	257	713
Enno Spillner	369	171	11,071	170	710

Total	1,704	903	86,283	1,323	3,930

(f) Supervisory Board Remuneration

The Supervisory Board of Evotec consists of the following members:

Prof. Dr. Wolfgang Plischke, Aschau im Chiemgau, DE, independent consultant, former Member of the Management Board of Bayer AG (Chairman of the Supervisory Board);

Prof. Dr. Iris Löw-Friedrich, Ratingen, DE, Member of the Management Board (Chief Medical Officer der UCB S.A.; (Vice Chairman of the Supervisory Board);

Kasim Kutay, Hellerup, DK, Member of the Management Board, Novo Holdings A/S (since June 2020);

Dr. Mario Polywka, Oxfordshire, UK, independent consultant;

EVOTEC SE AND SUBSIDIARIES

Notes to consolidated financial statements for the financial year 2020

Roland Sackers, Köln, DE, CFO and Managing Director of QIAGEN N.V.;

Dr. Elaine Sullivan, London, UK; Member of the Management Board, Curadh Pharmaceuticals Ltd. (since April 2020);

Michael Shalmi, Hellerup, DK, independent consultant (until June 2020).

The remuneration accrued for the members of the Supervisory Board in the financial year was as follows:

	2020 Remuneration	2019 Remuneration
	T€	T€
Prof. Dr. Wolfgang Plischke	150.0	150
Prof. Dr. Iris Löw-Friedrich	70.0	65
Kasim Kutay	32.5	0
Mario Polywka	50.0	27
Roland Sackers	85.0	46
Dr. Elaine Sullivan	60.0	60
Michael Shalmi	27.5	60
Dr. Claus Braestrup	0.0	28
Bernd Hirsch	0.0	44

Total	475.0	480

In the financial years 2020 and 2019, there was no share-based remuneration.

(35) Subsequent events

•

In Q1 2021, Evotec’s voting rights in the investment in Exscientia Ltd decreased under 20% due to a financing round in which Evotec did not participate. As a result, the accounting method was changed to fair value through profit or loss. The revaluation triggered a positive 50 million non-cash gain. In April 2021, Exscientia announced that it has completed a $225 million Series D funding round. This funding round triggered a further mid double-digit million fair value gain.

•	In Q2, 2021 Evotec has acquired the Verona site from GlaxoSmithKline SpA (“GSK”), resulting in a 56 million transfer from intangible assets (former favorable rent contract) to tangible assets.

Hamburg, 8 July 2021

Dr. Werner Lanthaler             Dr. Cord Dohrmann             Dr. Craig Johnstone            Enno Spillner

Through and including      , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

American Depositary Shares

Representing                Ordinary Shares

PRELIMINARY    PROSPECTUS

BofA Securities

Morgan Stanley

Citigroup

Jefferies

Cowen

RBC Capital Markets

                , 2021

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

As a European stock corporation with its seat in Germany, we are—insofar as applicable pursuant to the SE Regulation and the German Act on the Implementation of Council Regulation (EC) No 2157/2001 of October 8, 2001 on the Statute for a European company (SE) (Gesetz zur Ausführung der Verordnung (EG) NR. 2157/2001 des Rates vom 8. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE) (SE-Ausführungsgesetz—SEAG)—subject to the German Stock Corporation Act (Aktiengesetz), as amended. Under German law, we may not indemnify members of our Management Board and Supervisory Board to the extent the relevant claim or loss has arisen as a result of the breach by the member of his or her duties owed to us. Otherwise our Management Board and Supervisory Board members are not liable towards us for actions in connection with their services to us. Under German law, Management Board and Supervisory Board members are generally not directly liable towards third parties or shareholders, except for certain exemptions (see “Description of Share Capital and Articles of Association (Satzung)”). In case members of the Management Board are liable towards third parties without having violated their duties towards us, we may be obliged to indemnify the respective member from relevant claims.

We provide directors’ and officers’ liability insurance for the members of our Management Boards against liabilities, that they may incur in connection with their activities on behalf of our company. We also provide directors’ and officers’ liability insurance for the members of our Supervisory Board against civil law and criminal law-related claims in connection with the exercise of their mandates and also assume the costs of the legal defense in connection with such claims, including taxes possibly incurred on such costs (see § 13(5) of our Articles of Association (Satzung)).

In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, the underwriters will agree to indemnify, under certain conditions, us, the members of our Supervisory Board, Management Board and persons who control our company within the meaning of the Securities Act, against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to members of our Management Board and Supervisory Board, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Set forth below is information regarding share capital issued by us since January 1, 2018 that were not registered under the Securities Act.

•

In October 2020, we issued an aggregate of 11,478,315 of our ordinary shares to Mubadala Investment Company and Novo Holdings A/S at an aggregate price of €21.7802 per share for aggregate proceeds of €249,999,996.38.

These sales were exempt from registration under Section 4(a)(2) of the Securities Act and/or Regulation S under the Securities Act.

Item 8. Exhibits

(a)	The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit

1.1*	Form of Underwriting Agreement.

3.1	Articles of Association of the Registrant.

4.1*	Form of Specimen American Depositary Receipt (included in Exhibit 4.3).

4.2	Registrant’s Specimen Certificate for Ordinary Shares.

4.3*	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners of the American Depositary Shares.

4.4†	Investment Agreement between the Company and ATIC Second International Investment Company LLC, dated October 12, 2020.

4.5†	Investment Agreement between the Company and Novo Holdings A/S, dated October 12, 2020.

5.1*	Opinion of Freshfields Bruckhaus Deringer Rechtsanwälte Steuerberater PartG mbB regarding the validity of the Ordinary Shares being registered.

10.1	Summary of Lease Agreement between the Company and GA Hamburg EB B.V. relating to Essener Bogen 7, 22419 Hamburg, dated December 22, 2010.

10.2†	Lease Agreement between the Company and MEPC Milton Park No. 1 Limited and MEPC Milton Park No. 2 Limited relating to Unit 117, Milton Park, Abingdon, Oxfordshire, OX14 4RZ.

10.3†	Lease Agreement between the Company and M&T Partners, Inc., relating to 22857 N.E. Marketplace Drive, Redmond, Washington 98053.

10.4	Stock Option Plan and Share Performance Plan 2017 for Senior Executives.

10.5	Stock Option Plan and Share Performance Plan 2017 for Management.

10.6*	Restricted Share Plan 2020 for Management.

10.7†	Restricted Share Plan 2020 for Non-Management.

10.8†	Form of Share Purchase Agreement by and among Sanofi-Aventis Recherche & Developpement and Evotec (France) SAS, dated July 1, 2020.

10.9	Summary of Promissory Notes between Deutsche Bank Aktiengesellschaft, Landesbank Baden- Wurttemberg and Evotec SE.

10.10†	Finance Contract regarding Drug Discovery RDI between the European Investment Bank and Evotec AG, dated September 8, 2017.

10.11†	Drug Discovery & Development Services Agreement between Aptuit (Verona) Srl and Novo Nordisk A/S, dated July 10, 2018.

10.12†	Drug Discovery & Development Services Agreement between Evotec International GmbH and Novo Nordisk A/S, dated September 10, 2019

10.13†	Research Collaboration and License Agreement between Evotec International GmbH and Novo Nordisk A/S, dated July 8, 2020.

21.1	List of Subsidiaries of the Registrant.

23.1*	Consent of Ernst & Young GmbH, Independent Registered Public Accounting Firm.

23.2*	Consent of Freshfields Bruckhaus Deringer Rechtsanwälte Steuerberater PartG mbB (included in Exhibit 5.1).

24.1*	Powers of Attorney (included on signature page).

*	To be filed by amendment.
†	Certain information has been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Undertakings

The undersigned hereby undertakes:

(a)

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamburg, Germany on      , 2021.

EVOTEC SE
By:
Name:
Title:

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints          as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

Dr. Werner Lanthaler	Chief Executive Officer (principal executive officer)	, 2021

Enno Spillner	Chief Financial Officer (principal accounting officer)	, 2021

Dr. Cord Dohrmann	Chief Scientific Officer	, 2021

Dr. Craig Johnstone	Chief Operating Officer	, 2021

Prof. Dr. Iris Löw-Friedrich	Chairperson of the Supervisory Board	, 2021

Dr. Constanze Ulmer-Eilfort	Supervisory Board Member	, 2021

Dr. Mario Polywka	Supervisory Board Member	, 2021

Name	Title	Date

Roland Sackers	Supervisory Board Member	, 2021

Kasim Kutay	Supervisory Board Member	, 2021

Dr. Elaine Sullivan	Supervisory Board Member	, 2021

	Authorized Representative in the United States	, 2021